The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 20, 2004

PROSPECTUS

Filed pursuant 424(a) Registration No. 333-112839

7,000,000 Shares

Global Signal Inc.

Common Stock

This is the initial public offering of Global Signal Inc. No public market currently exists for our common stock. As of the completion of this offering, new investors will own 14.3% of our common stock, assuming no exercise of outstanding options or warrants since May 17, 2004 and the underwriters do not exercise their overallotment option.

We currently anticipate the initial public offering price of our common stock to be between $16.00 and $18.00 per share. Our common stock has been approved for listing on the New York Stock Exchange under the symbol "GSL."

We are organized and conduct our operations to qualify as a real estate investment trust (a REIT) for federal income tax purposes. To assist us in complying with certain federal income tax requirements applicable to REITs, our amended and restated certificate of incorporation and amended and restated bylaws contain certain restrictions relating to the ownership and transfer of our common stock, including a 9.9% ownership limit.

You should read the section entitled "Risk Factors" beginning on page 16 before buying our common stock. Investing in our common stock involves risks, including:

•	We recently emerged from a Chapter 11 bankruptcy reorganization, have a history of losses and may not be able to maintain profitability.

•	You may not be able to compare our historical financial information to our current financial information, which will make it more difficult to evaluate an investment in our common stock.

•	A decrease in the demand for our wireless communications sites and our ability to attract additional tenants could negatively impact our ability to maintain profitability.

•	We have significant customer concentration and the loss of one or more of our major customers or a reduction in their utilization of our site space could result in a material reduction in our revenues.

•	We may encounter difficulties in acquiring towers at attractive prices or integrating acquisitions with our operations, which could limit our revenue growth and our ability to maintain profitability.

•	Our failure to qualify as a REIT would result in higher taxes and reduce cash available for dividends.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters a 30-day option to purchase up to 1,050,000 additional shares to cover any overallotments.

Delivery of the shares will be made on or about                      , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Morgan Stanley	Banc of America Securities LLC	Lehman Brothers

Raymond James

The date of this prospectus is                      , 2004

Guyed Tower	Lattice Tower
Monopole Tower

Monopole Tower	Lattice Tower
Lattice Tower
TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	16
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	32
USE OF PROCEEDS	33
DISTRIBUTION POLICY	33
CAPITALIZATION	35
DILUTION	36
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION	38
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	41
INDUSTRY	71
BUSINESS	74
MANAGEMENT	92
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	103
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	109
DESCRIPTION OF CAPITAL STOCK	111
DESCRIPTION OF CERTAIN INDEBTEDNESS	118
SHARES ELIGIBLE FOR FUTURE SALE	121
FEDERAL INCOME TAX CONSIDERATIONS	124
ERISA CONSIDERATIONS	139
UNDERWRITING	142
LEGAL MATTERS	146
EXPERTS	146
WHERE YOU CAN FIND MORE INFORMATION	146
INDEX TO FINANCIAL STATEMENTS	F-1

You may rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

ii

PROSPECTUS SUMMARY

This summary highlights information more fully described elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares of our common stock. You should read this entire prospectus carefully, including "Risk Factors" and our consolidated historical financial statements and the related notes included in this prospectus, before deciding to invest in shares of our common stock. For convenience in this prospectus unless indicated otherwise, "Global Signal," "the company," "we," "us" and "our" refer to Global Signal Inc. and its consolidated subsidiaries, including Global Signal Operating Partnership, L.P., and "Global Signal Inc." refers to Global Signal Inc., formerly Pinnacle Holdings Inc., prior to its name change effective December 18, 2003. "Global Signal OP" refers to Global Signal Operating Partnership, L.P. "Fortress" refers to Fortress Investment Holdings LLC and certain of its affiliates and "Greenhill" refers to Greenhill Capital Partners, L.P. and affiliated investment funds. All per share information and information on our outstanding common stock, options and warrants has been adjusted to give effect to a two-for-one stock split we effected on February 11, 2004.

Global Signal Inc.

Global Signal, formerly known as Pinnacle Holdings Inc., is one of the largest wireless communications tower owners in the United States, based on the number of towers owned. For the year ended December 31, 2003 and the three months ended March 31, 2004, all of our revenues came from our ownership, leasing and management of wireless communications towers and other communications sites. Our sites are primarily located in the southeastern and mid-Atlantic regions of the country. As of March 31, 2004, we owned 2,199 towers and 251 other communications sites. We own in fee or have long-term easements on the land under 789 of these towers and we lease the land under 1,410 of these towers. In addition, as of March 31, 2004, we managed 781 towers, rooftops and other communications sites where we had the right to market space or where we had a sublease arrangement with the site owner. As of March 31, 2004, we owned or managed a total of 3,231 communications sites. As of May 12, 2004, we owned substantially all of our assets and conducted our operations through an operating partnership, Global Signal Operating Partnership, L.P., or "Global Signal OP." Global Signal Inc. is the special limited partner and our wholly-owned subsidiary, Global Signal GP LLC, is the managing general partner of Global Signal OP. Global Signal Inc. holds 99% of the partnership interests and Global Signal GP LLC holds 1% of the partnership interests in Global Signal OP.

Our customers include a wide variety of wireless service providers, government agencies, operators of private networks and broadcasters. These customers operate networks from our communications sites and provide wireless telephony, mobile radio, paging, broadcast and data services. As of March 31, 2004, we had an aggregate of more than 12,000 leases on our communications sites with over 2,600 customers. The average number of tenants on our owned towers, as of March 31, 2004, was 4.1, which included an average of 1.3 wireless telephony tenants.

For the year ended December 31, 2003, and the three months ended March 31, 2004, we generated:

	Year ended December 31, 2003	Three months ended March 31, 2004
	($ in millions)
Revenues from continuing operations	$169.2	$43.6
Net income (loss)	$18.0	$(5.5)
EBITDA, as defined below	$82.0	$12.2
Funds from operations, or FFO, as defined below	$60.7	$5.5

Our operating results for the three months ended March 31, 2004 include a loss on early extinguishment of debt of $8.4 million associated with the repayment of our old credit facility on February 5, 2004 and an expense of $2.6 million for non-cash stock-based compensation.

We are organized as a real estate investment trust, or REIT, and as such are required to distribute at least 90% of our taxable income to our stockholders. On February 5, 2004 we paid a one-time special distribution of $142.2 million to all of our stockholders, which represented a return of capital. In addition, on February 5, 2004, we paid our first ordinary dividend of $0.3125 per share of our common stock, or an aggregate of $12.8 million, for the three months ended December 31, 2003, and on April 22, 2004 we paid our second ordinary dividend of $0.3125 per share of our common stock, or an aggregate of $13.1 million, of which $11.3 million represented a return of capital, for the three months ended March 31, 2004. In addition, our board of directors has declared a dividend of $0.2095 per share of common stock to stockholders of record as of May 26, 2004 for the period commencing on April 1, 2004 and ending on May 31, 2004. We are paying this dividend so that holders of our common stock prior to the offering will receive a distribution for the period prior to the offering. Purchasers of shares of our common stock in this offering will not be entitled to this dividend. Subsequent to this offering, we intend to pay a dividend for the one month ended June 30, 2004 and thereafter we intend to make regular quarterly distributions to the holders of our common stock.

Our ratios of total debt at March 31, 2004 to EBITDA and to net income for the twelve months ended March 31, 2004 were 6.1 times and 55.5 times, respectively, and 93% of our total debt had a weighted average fixed interest rate of approximately 5% as of March 31, 2004.

Industry Strengths

We believe that the tower industry is attractive because of the following characteristics:

•	Strong Industry Outlook. We believe that the following factors will drive the growth of new tenant leases:

o	growth in the number of wireless telephony subscribers;

o	increasing wireless telephony usage per subscriber;

o	customer demand for high network quality and ubiquitous coverage; and

o	new wireless technologies, devices and applications.

•	High Operating Leverage. Operating costs associated with adding incremental wireless tenants to an existing owned tower are relatively low resulting in a significant percentage of new revenues being converted to cash flow provided by operating activities.

•	Low Maintenance Capital Expenditures. Generally, wireless towers require minimal annual capital investments to maintain.

•	Low Churn of Wireless Telephony Customers. Due to the expense of modifying their wireless network architecture and relocating their equipment, wireless carriers tend to be long-term tenants that renew their leases.

Growth Strategy

Our objective is to increase our Funds From Operations, or FFO. Key elements of our strategy to achieve this objective include:

•	Grow our Revenues by Adding New Tenants to our Existing Communications Sites. We believe that we can take advantage of our site capacity and locations, strong customer relationships and operational expertise to attract new tenants to our existing communications sites.

•	Expand our Communications Sites Network Through Acquisition and Development of Towers. We plan to purchase or develop towers in areas where we believe there is, or will be significant demand for wireless services which should drive network expansion and increase demand for space on our towers. We will focus our acquisition and new build efforts on towers that already have an existing telephony tenant, or in the case of new builds, a telephony customer committed to a new lease, and have the potential to add multiple additional telephony tenants.

•	Outsource New Tower Development and Construction. We outsource all aspects of new tower development including radio frequency engineering, initial land acquisition, zoning and construction. We believe that by outsourcing we avoid most of the high overhead and risks associated with providing these services.

•	Build on Relationships with Wireless Telephony Carriers. We maintain a consistent and focused dialogue with our wireless telephony carriers in order to fully meet their network needs.

•	Maintain an Efficient Capital Structure. We believe that our low cost debt, combined with appropriate leverage, will allow us to maintain operating and financial flexibility. Our capital management strategy is to finance newly acquired assets, on a long-term basis, using low cost fixed rate debt obtained through the issuance of mortgage-backed securities combined with a portion of the proceeds from this offering. To accomplish this, we plan to first use proceeds from this offering and then we plan to finance newly acquired and developed wireless communications sites through borrowings on our credit facility, which we expect will be repaid with proceeds from the issuance of mortgage-backed securities.

Our Strengths

•	High Quality Communications Sites with Diversified and Stable Cash Flows. As of March 31, 2004, we had 3,231 wireless communications sites, including 2,199 owned towers, of which 92% are guyed or lattice towers. Our diversified customer base, which includes over 2,600 customers with over 12,000 leases, has historically provided us with a stable cash flow stream.

•	Efficient and Well Organized Operating Platform. We have recently spent a significant amount of time and capital on improving our operations. We have also reoriented our organizational structure, sales force, business processes and systems towards improving customer service and adding new tenants.

•	Experienced Management Team. We have installed a new experienced management team that is highly focused on growing our business and is incentivized with options to acquire approximately 7.0% of our common stock on a fully diluted basis, as of May 17, 2004.

•	Tax Efficient REIT Status. We are organized as a REIT which enables us to reduce our corporate-level income taxes by making dividend distributions to our stockholders and to pass our capital gains through to our stockholders in the form of capital gains dividends.

Recent Developments

Mortgage Loan.    On February 5, 2004, our principal operating subsidiary, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries borrowed $418.0 million under a mortgage loan made payable to a newly formed trust. The trust simultaneously issued $418.0 million in commercial mortgage pass-through certificates with terms identical to the mortgage loan. The proceeds from the mortgage loan were used primarily to repay the $234.4 million of then outstanding borrowings under our old credit facility and to fund a $142.2 million one-time special distribution to our stockholders which represented a return of capital, including $113.8 million to Fortress and Greenhill. As of May 17, 2004, the weighted average fixed interest rate of the various tranches of the mortgage loan was approximately 5.0%. The mortgage loan is secured by mortgages, deeds of trust and deeds to secure debt creating first priority mortgage liens on assets which generated substantially all of our gross margins for the year ended December 31, 2003 and the three months ended March 31, 2004.

Credit Facility.    On February 6, 2004, we amended our $100.0 million credit facility with Morgan Stanley to, among other things, increase the commitment thereunder to $200.0 million and reduce the applicable margin for federal funds rate loans and LIBOR loans to 2.1175% and 2.50%, respectively. On May 12, 2004, we further amended the credit facility in connection with the implementation of the UPREIT operating partnership structure to, among other things, substitute Global Signal OP for Global Signal Inc. as the guarantor and the pledgor under the credit facility.

Acquisition of TowerCom Assets.    On February 6, 2004, we acquired all of the outstanding common stock of Pinnacle Towers Acquisition Holdings LLC ("Pinnacle Acquisition"), then known as Pinnacle Towers Acquisition Inc. through the exercise of an option granted to us by its stockholders, which constituted the majority of our stockholders. On December 4, 2003, Pinnacle Acquisition completed the acquisition of 67 towers from TowerCom Enterprises, L.L.C. and its affiliates for approximately $26.3 million plus fees and expenses. The TowerCom acquisition was financed with proceeds from our credit facility. The towers are located primarily in Florida, Georgia, Alabama and Mississippi and are generally less than four years old. At the time of the TowerCom acquisition, these sites accommodated 27 customers subject to a total of 147 tenant leases, including 132 telephony tenant leases with wireless carriers. We believe that TowerCom was an attractive acquisition due to the high percentage of existing wireless telephony customers and the quality and the location of their recently constructed towers. Due to the 99% common control of Global Signal and Pinnacle Acquisition, we have accounted for the acquisition of Pinnacle Acquisition in a manner similar to a pooling of interests.

Dividends.     On February 5, 2004, we paid our first ordinary dividend of $0.3125 per share of our common stock for the three months ended December 31, 2003, or an aggregate of $12.8 million, and on April 22, 2004 we paid our second ordinary dividend of $0.3125 per share of our common stock, or an aggregate of $13.1 million, of which $11.3 million represented a return of capital, for the three months ended March 31, 2004. In addition, on February 5, 2004, we paid a $142.2 million one-time special distribution to our stockholders, which represented a return of capital. Furthermore, our board of directors has declared a dividend of $0.2095 per share of common stock to stockholders of record as of May 26, 2004 for the period commencing on April 1, 2004 and ending on May 31, 2004. We are paying this dividend so that holders of our common stock prior to the offering will receive a distribution for the period prior to the offering. Purchasers of shares of our common stock in this offering will not be entitled to this dividend.

Interest Rate Swap Agreements.    We expect to acquire and develop additional communications tower sites during 2004 and expect to finance such acquisitions in a manner similar to the mortgage loan transaction we completed on February 5, 2004. On March 26, 2004, in anticipation of such acquisitions and financing, we entered into four interest rate swaps with Morgan Stanley as counter party to hedge the variability of future interest rates on our anticipated mortgage financing. Under the interest rate swaps, we agreed to pay the counter party a fixed interest rate of 3.416% on a total notional amount of $200.0 million beginning in October 2004 through April 2009 in exchange for receiving three-month LIBOR on the same notional amount for the same period. The swaps terminate on the earlier of the issuance of any new mortgage loan or January 1, 2005 at which time the swaps will be settled for cash based on the fair market value.

Tower Ventures Acquisition.    On April 22, 2004, Pinnacle Towers Acquisition LLC, our wholly-owned subsidiary, executed an agreement to acquire all of the membership interests in Tower Ventures III LLC ("Tower Ventures") from five non-affiliated sellers for $52.0 million in cash, plus $1 million we expect to incur in estimated fees and expenses. Tower Ventures owns 97 wireless communications towers located primarily in Tennessee, Mississippi, Missouri and Arkansas. The sites are generally less than four years old and generate substantially all of their revenue from approximately 240 tenant leases with wireless telephony tenants. Approximately 73% of Tower Ventures' revenue for the three months ended March 31, 2004 was generated from the six largest wireless telephony service providers in the United States. We believe that Tower Ventures is an attractive acquisition due to the high percentage of revenue from existing wireless telephony customers and the quality and location of these recently constructed towers. While we cannot assure you that this acquisition will be consummated, we believe that it is probable, as the closing conditions are customary for a real estate transaction of this type. We expect to finance this acquisition with a portion of the net proceeds from this offering provided that this offering is completed prior to the closing of the acquisition. If the offering is not completed prior to the closing of the acquisition, we expect to finance this acquisition with short-term borrowings under our credit facility which we then expect to repay upon consummation of this offering.

Other Tower Acquisitions.    During April 2004, we made other acquisitions of a total of five wireless communications towers located in Georgia from Skylink Properties, L.L.C. and Hightower Communication Services, LLC, two non-affiliated parties, for approximately $3.4 million including fees and expenses. These towers generate all of their revenue from 19 wireless telephony tenant leases. We believe these towers represent attractive acquisitions because of their existing wireless telephony tenants and the location of the towers in high demand areas with significant restrictions on zoning. We financed these acquisitions with borrowings under our credit facility which we intend to repay with proceeds from this offering.

Pinnacle Towers Limited.    We are currently finalizing an agreement to purchase the remaining 9% of the capital stock of Pinnacle Towers Limited from Alexander George Jurcazak as trustee of the Lisa Rowland Trust for approximately $1.2 million.

History

We were formed in 1995 to acquire and manage wireless towers and other communications sites. We historically funded our operations through bank credit facilities and issuances of debt and equity securities. Prior to our emergence from bankruptcy, we were unable to meet our financial obligations due primarily to (1) our highly leveraged capital structure, (2) the non-strategic acquisition of assets we have subsequently disposed of that were unrelated to our core tower business and (3) the inability of our former management to efficiently integrate and manage our communications sites. In addition, to a lesser extent, we were unable to meet our financial obligations due to the reduced amount of capital spending by wireless carriers on their networks in 2001 and 2002. On May 21, 2002, Global Signal (then known as Pinnacle Holdings Inc.) filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York.

Under the prearranged plan of reorganization, Fortress and Greenhill purchased 22,526,598 shares of our common stock for an aggregate purchase price of $112.6 million and elected to receive an additional 9,040,166 shares of common stock in lieu of $45.2 million of cash for the 10% senior notes due 2008 (senior notes) they held making their total investment in the company in connection with the reorganization $157.8 million. Other senior noteholders entitled to receive $47.2 million of cash elected to receive 9,433,236 shares of common stock in lieu of cash, making the total equity investment $205.0 million. In December 2002, Fortress purchased 1,440,000 shares of common stock from Abrams Capital Partners I, L.P., Abrams Capital Partners II, L.P., and Whitecrest Partners, L.P., affiliates of Abrams Capital, LLC, our third largest stockholder, for an aggregate purchase price of approximately $7.3 million. On February 5, 2004, Fortress and Greenhill's total investment was reduced by $113.8 million to $51.3 million (including the amount invested in connection with the purchase of shares from Abrams Capital, LLC and certain of its affiliates) as a result of our special distribution which represented a return of capital. In April 2004, Fortress exercised its warrant for 418,050 shares at an aggregate exercise price of $3.6 million and Fortress and Greenhill received a return of capital related to their portion of our April dividend to the extent it exceeded accumulated earnings to date in the amount of $9.0 million, thereby decreasing the Fortress and Greenhill investment to $45.9 million.

Under the plan, the company satisfied $325.0 million of indebtedness related to our senior notes for $21.6 million in cash and 18,473,402 shares of our common stock valued at $92.4 million, and satisfied $187.5 million of indebtedness related to our 5.5% convertible notes due 2007 for $1.0 million in cash and warrants to purchase 820,000 shares of our common stock. In total $404.8 million, including $7.3 million of accrued interest, was discharged under the reorganization. Under the plan, our then existing senior credit facility lenders were paid approximately $93.0 million in cash, with the balance of the full amount owed to them incorporated into an amended and restated credit facility comprising a three-year secured term loan of $275.0 million. In addition, certain of these lenders provided a secured revolving credit facility of $30.0 million. We refer to the term loan and revolving credit facility, collectively, as our old credit facility. The plan was confirmed by the bankruptcy court on October 9, 2002 and we exited bankruptcy with Fortress as our controlling stockholder. On February 5, 2004, the old credit facility was repaid in full and terminated.

Prior to our reorganization we acquired certain non-strategic assets unrelated to our core tower business, which have subsequently been sold, and our former management was unable to efficiently integrate and manage our communications sites. Our current growth strategy, which is in part based on a new site acquisition and development strategy, is significantly different. The primary differences are (1) our strategy to finance our assets using a capital structure which we believe does not rely on growth to reduce leverage and uses low cost fixed rate debt obtained through the issuance of mortgage-backed securities combined with a portion of the proceeds from this offering to finance our new tower acquisitions and development growth, (2) our strategy to buy core tower assets with in-place telephony or government tenants where we believe there is a high likelihood of multiple lease renewals, (3) our stringent underwriting process which evaluates each asset individually and prices each asset based on its current yield and the asset and tenant attributes and location of the asset, and (4) our focus on integrating, maintaining and operating the assets we buy efficiently and effectively. As an illustration of our focus on maintaining and operating our assets, since our emergence from bankruptcy, we have invested approximately $2.2 million to inventory and digitally catalog all of the important documents related to owning and operating our assets, including performing environmental assessments on all of our U.S. sites and performing title reviews on over 800 of our most profitable sites.

We were incorporated in the State of Delaware in 2002. Our predecessor company was incorporated in the State of Delaware in 1995. Our principal executive offices are located at 301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232. Our telephone number is (941) 364-8886. Our website address is www.gsignal.com. Information on our website does not constitute part of this prospectus.

Organizational Structure of Global Signal Inc.
and Significant Subsidiaries(1)

Risks Relating to Our Business

•	We recently emerged from a Chapter 11 bankruptcy reorganization, have a history of losses and may not be able to maintain profitability.

•	You may not be able to compare our historical financial information to our current financial information, which will make it more difficult to evaluate an investment in our common stock.

•	A decrease in the demand for our wireless communications sites and our ability to attract additional tenants could negatively impact our ability to maintain profitability.

•	Our revenues may be adversely affected by the economies, real estate markets and wireless communication industry in the regions where our sites are located.

•	Consolidation in the wireless industry could decrease the demand for our sites and may lead to reductions in our revenues.

•	Our revenues are dependent on the creditworthiness of our tenants which could result in uncollectable accounts receivable and the loss of significant customers and anticipated lease revenues.

•	We have significant customer concentration and the loss of one or more of our major customers or a reduction in their utilization of our site space could result in a material reduction in our revenues.

•	Our revenues depend on the renewal of our tenant leases by our customers on favorable terms.

•	We are currently implementing new software systems throughout our business and may encounter integration problems that affect our ability to serve our customers and maintain our records, which in turn could harm our ability to operate our business.

•	If we are unable to successfully compete, our business will suffer.

•	Competing technologies may offer alternatives to ground-based antenna systems which could reduce the future demand for our sites.

•	Equipment and software developments are increasing our tenants' ability to more efficiently utilize spectral capacity and to share transmitters which could reduce the future demand for our sites.

•	Carrier joint ventures and roaming agreements which allow for the use of competitor transmission facilities and spectrum may reduce future demand for incremental sites.

•	We may be unable to modify our towers, which could harm our ability to add additional site space and new customers which could result in our inability to execute our growth strategy and limit our revenue growth.

•	We may encounter difficulties in acquiring towers at attractive prices or integrating acquisitions with our operations, which could limit our revenue growth and our ability to maintain profitability.

•	Our failure to comply with federal, state and local laws and regulations could result in our being fined, liable for damages and, in some cases, the loss of our right to conduct some of our business.

•	Our failure to comply with environmental laws could result in liability and claims for damages that could result in a significant increase in the cost of operating our business.

•	Because we generally lease, sublease, license or have easements relating to the land under our towers, our ability to conduct our business and generate revenues may be harmed if we fail to obtain lease renewals or protect our rights under our leases, subleases, licenses and easements.

•	Our tenant leases require us to be responsible for the maintenance and repair of the sites and for other obligations and liabilities associated with the sites and our obligations to maintain the sites may affect our revenues.

•	Site management agreements may be terminated prior to expiration, which may adversely affect our revenues.

•	Our towers may be damaged by disaster and other unforeseen events for which our insurance may not provide adequate coverage and which may cause service interruptions affecting our reputation and revenues and resulting in unanticipated expenditures.

•	If radio frequency emissions from our towers are demonstrated, or perceived, to cause negative health effects, our business and revenues may be harmed.

•	Repayment of the principal of our outstanding indebtedness may require additional financing that we cannot assure you will be available to us.

•	The terms of our credit facility and mortgage loan may restrict our current and future operations, which would adversely affect our ability to respond to changes in our business and to manage our operations.

•	Our Chief Executive Officer has management responsibilities with other companies and may not be able to devote sufficient time to the management of our business operations.

Risks Relating to Our REIT Status

•	Our failure to qualify as a REIT would result in higher taxes and reduce cash available for dividends.

•	Dividends payable by REITs generally do not qualify for the reduced tax rates under recently enacted tax legislation.

•	REIT distribution requirements could adversely affect our liquidity.

•	The stock ownership limits imposed by the Internal Revenue Code for REITs and our amended and restated certificate of incorporation may inhibit market activity in our stock and may restrict our business combination opportunities.

Risks Relating to this Offering

•	Investors in this offering will suffer immediate and substantial dilution.

•	The issuance of additional stock in connection with acquisitions or otherwise will dilute all other stockholdings.

•	We have not established a minimum dividend payment level and there are no assurances of our ability to pay dividends in the future.

•	Your ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock.

•	An increase in interest rates would result in an increase in our interest expense which could adversely affect our results of operations and financial condition.

•	Our fiduciary obligations to Global Signal OP may conflict with the interests of our stockholders.

The Offering

The following information assumes that the underwriters do not exercise their overallotment option to purchase additional shares in this offering.

Common stock we are offering	7,000,000 shares
Common stock to be outstanding after the offering	48,854,155 shares
NYSE symbol	"GSL"

The number of shares of common stock that will be outstanding after the offering is based on the number of shares outstanding as of May 17, 2004 and excludes options and warrants exercisable to purchase 4,821,984 shares of common stock outstanding as of that date, options exercisable to purchase 700,000 shares of common stock (assuming the underwriters do not exercise their overallotment option) granted to FRIT PINN LLC and Greenhill, or affiliates of such entities in connection with this offering and 20,000 shares of common stock, in the aggregate, to be granted to Messrs. Robert H. Gidel, Douglas L. Jacobs, Howard Rubin and Mark Whiting on the first day following the consummation of this offering pursuant to our board compensation package.

Use of Proceeds

We estimate that our net proceeds from the sale of the shares of common stock will be approximately $108.5 million, or approximately $125.1 million if the underwriters exercise their overallotment option in full, based upon an assumed public offering price per share of $17.00, after deducting assumed underwriting discounts, commissions and estimated offering expenses.

We intend to use the net proceeds of this offering as follows:

•	approximately $33.2 million to repay the debt outstanding under our credit facility with Morgan Stanley, including debt incurred to finance our recent acquisition of additional wireless communications towers located in Georgia, which matures October 1, 2005 and bears interest, at our option, at either the federal funds rate plus 2.1175% per annum or LIBOR plus 2.5% per annum. On May 17, 2004, the interest rate on our credit facility was 3.6%. We use borrowings under the credit facility primarily to fund acquisitions, from time to time, of additional wireless communications towers and other communications sites;

•	approximately $53.0 million to finance the acquisition of Tower Ventures. We expect to finance this acquisition with a portion of the net proceeds from this offering. If the offering is not completed prior to the closing of the acquisition, we expect to finance this acquisition with short-term borrowings under our credit facility which we then expect to repay upon consummation of this offering;

•	approximately $2.1 million to finance the acquisition of the land we currently lease underneath 19 of our sites in a series of transactions for which asset purchase agreements have been signed;

•	approximately $3.8 million to pay for the cost of licensing and implementing PeopleSoft, Cognos and manageStar software systems;

•	approximately $1.2 million to finance our acquisition of the 9% minority interest of the capital stock of Pinnacle Towers Limited, our UK subsidiary, and, upon consummation of that acquisition, approximately $1.0 million (based on an exchange rate of 1 GBP = 1.7692 USD on May 17, 2004) to repay outstanding borrowings under our UK term loan with Bank of Scotland which matures June 30, 2006, and bears interest at 2% above a base rate. On May 17, 2004, the interest rate on that term loan was 5.8%. The proceeds of the term loan were used to fund the communications sites owned by Pinnacle Towers Limited; and

•	approximately $14.2 million to finance the acquisition of 42 communications sites located in Alabama, Connecticut, Florida, Georgia, Kansas, Kentucky, Louisiana, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, and Texas for which we have currently signed non-binding letters of intent. We are seeking to complete our due diligence and execute firm asset purchase agreements for these sites.

A tabular presentation of our estimated use of proceeds follows:

	Dollar Amount	Percentage of Gross Proceeds
	(in thousands)
Gross offering proceeds	$119,000	100.0%
Underwriting discount	8,330	7.0%
Other cash expenses of offering (1)	2,170	1.8%
Net offering proceeds	$108,500	91.2%

(1)	Excludes $1.5 million of non-cash offering costs representing the Black-Scholes valuation of the stock-based compensation options granted to FRIT PINN LLC and Greenhill, or affiliates of such entities, to purchase 700,000 shares of common stock (assuming the underwriters do not exercise their overallotment option), for purposes of compensating Fortress and Greenhill for their successful efforts in raising capital in this offering.

	Dollar Amount	Percentage of Net Proceeds
	(in thousands)
Estimated amount of net proceeds used to repay outstanding borrowings under our credit facility	$33,154	30.6%
Estimated amount to finance the acquisition of Tower Ventures	53,000	48.8%
Estimated amount to finance the acquisition of the land we currently lease underneath 19 of our sites	2,115	2.0%
Estimated amount to pay for the cost of licensing and implementing PeopleSoft, Cognos and manageStar software systems	3,800	3.5%
Estimated amount to finance our acquisition of the capital stock of Pinnacle Towers Limited	1,200	1.1%
Estimated amount to repay outstanding borrowings under our UK term loan	1,015	0.9%
Estimated amount to finance the acquisition of communications sites for which we currently have signed letters of intent	14,216	13.1%
Net offering proceeds	$108,500	100.0%

Pending these uses, we intend to invest the net proceeds in interest-bearing, short-term investment grade securities or money-market accounts, which is consistent with our intention to qualify as a REIT.

Restrictions on Ownership of Stock

Due to limitations on the concentration of ownership of a REIT imposed by the Internal Revenue Code of 1986, as amended, our amended and restated certificate of incorporation generally prohibits any stockholder, unless exempted by our board of directors, from directly or indirectly owning more than 9.9% of our stock. Our board of directors may grant such an exemption in its sole discretion, subject to such terms, conditions, representations and undertakings as it may determine. Certain of our stockholders are exempt from these ownership limits.

Benefits to Affiliates and Certain Other Parties

Our directors and officers receive compensation in connection with their service to us as described in "Management—Compensation of Directors" and "Management—Executive Compensation."

In connection with this offering and for the purpose of compensating FRIT PINN LLC, an affiliate of Fortress, and Greenhill, or affiliates of such entities, for their successful efforts in raising capital in this offering, FRIT PINN LLC and Greenhill, or affiliates of such entities, will receive the following additional benefits.

Transaction	Affiliated Party	Consideration(1)
Grant of options to purchase 700,000 shares of common stock	FRIT PINN LLC	$1,226,400	(2)
	Greenhill	306,600	(2)

(1)	All options to purchase shares of common stock are valued using the Black-Scholes method assuming the common stock is valued at $17.00 per share, representing the mid-point of the range of prices listed on the cover page of this prospectus.
(2)	Represents the fair value of the options to purchase 700,000 shares of common stock (assuming the underwriters do not exercise their overallotment option) granted to FRIT PINN LLC and Greenhill, or affiliates of such entities, in consideration for their successful efforts in raising capital in connection with this offering, using the Black-Scholes method of valuation.

Distribution Policy

On February 5, 2004, we paid our first ordinary dividend of $0.3125 per share of our common stock, or an aggregate of $12.8 million for the three months ended December 31, 2003, and on April 22, 2004 we paid our second ordinary dividend of $0.3125 per share of our common stock, or an aggregate of $13.1 million, of which $11.3 million represented a return of capital, for the three months ended March 31, 2004. On May 11, 2004, we declared an ordinary dividend of $0.2095 per share of our common stock for the period of April 1, 2004 through May 31, 2004 to be paid on June 14, 2004 to all stockholders of record as of May 26, 2004. We are paying this dividend so that holders of our common stock prior to the offering will receive a distribution for the period prior to the offering. Purchasers of shares of our common stock in this offering will not be entitled to this dividend. We intend to pay a dividend for the one month ended June 30, 2004 and thereafter to continue to make regular quarterly distributions to the holders of our common stock. Distributions, including distribution of capital, assets or dividends, will be made at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant.

We generally need to distribute at least 90% of our taxable income each year (subject to certain adjustments) to qualify as a REIT under the Internal Revenue Code. Differences between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement. Depending on our results of operations in 2004, we may have already satisfied that requirement for 2004 through payment of our $142.2 million special distribution and our April 22, 2004 ordinary dividend.

Summary Consolidated Financial Information

The following table sets forth summary historical consolidated financial and other data. The balance sheet data as of December 31, 2001, 2002, and 2003 and the statements of operations data for the years ended December 31, 2001, and 2003 and the ten months ended October 31, 2002 and the two months ended December 31, 2002 are derived from our audited consolidated financial statements. The balance sheet data as of October 31, 2002 and March 31, 2003 and 2004 and the statements of operations for the three months ended March 31, 2003 and 2004, are derived from our unaudited condensed consolidated interim financial statements. The pro forma as adjusted statement of operations data reflects the February 5, 2004 issuance of the $418.0 million mortgage loan and the application of a portion of the mortgage loan net proceeds to repay the $234.4 million of then outstanding borrowings under our old credit facility, this offering of 7,000,000 shares of common stock at an assumed price of $17.00    per share, the mid-point of the range shown on the cover of this prospectus, and the application of a portion of the net proceeds of this offering to repay the outstanding borrowings under our credit facility and to fund the Tower Ventures acquisition, as more fully described in the pro forma financial statements and the related notes included elsewhere in this prospectus, as if they had occurred on January 1, 2003 and 2004 for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively. The pro forma as adjusted balance sheet data reflect this offering and the application of a portion of the net proceeds of this offering to repay the outstanding borrowings under our credit facility and to fund the Tower Ventures acquisition as if they had occurred on March 31, 2004.

On November 1, 2002, we emerged from Chapter 11. In accordance with AICPA Statement of Position 90-7 Financial Reporting by Entities in Reorganization Under the Bankruptcy Code ("SOP 90-7"), we adopted fresh start accounting as of November 1, 2002 and our emergence from Chapter 11 resulted in a new reporting entity. Under fresh start accounting, the reorganization value of the entity is allocated to the entity's assets based on fair values, and liabilities are stated at the present value of amounts to be paid determined at appropriate current interest rates. The effective date is considered to be the close of business on November 1, 2002 for financial reporting purposes. The periods presented prior to November 1, 2002 have been designated "predecessor company" and the periods starting on November 1, 2002 have been designated "successor company." As a result of the implementation of fresh start accounting as of November 1, 2002, our financial statements after that date are not comparable to our financial statements for prior periods because of the differences in the basis of accounting and the debt and equity structure for the predecessor company and the successor company. The more significant effects of the differences in the basis of accounting on the successor company's financial statements are (1) lower depreciation and amortization expense as a result of the revaluation of our long-lived assets downward by $357.2 million through the application of fresh start accounting, and (2) lower interest expense as a result of the discharge of $404.8 million of debt upon our emergence from bankruptcy.

The information set forth below should be read in conjunction with "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements, our condensed consolidated interim financial statements, our pro forma condensed consolidated financial statements, the Tower Ventures' statements of revenue and certain expenses, and each of their related notes included elsewhere in this prospectus.

	Predecessor Company		Successor Company
	Year Ended	Ten Months Ended	Two Months Ended	Year Ended	Pro Forma As Adjusted Year Ended	Three Months Ended	Three Months Ended	Pro Forma As Adjusted Three Months Ended
	December 31, 2001	October 31, 2002	December 31, 2002	December 31, 2003	December 31, 2003	March 31, 2003	March 31, 2004	March 31, 2004
	(dollars in thousands, except per share data)
Statements of Operations Data: (1)
Revenue	$178,020	$140,646	$28,285	$169,233	$173,693	$41,407	$43,574	$44,774
Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion expense)	67,259	48,060	9,361	56,343	57,533	13,388	13,485	13,807
Gross margin	110,761	92,586	18,924	112,890	116,160	28,019	30,089	30,967

Other expenses:
Selling, general and administrative	47,898	27,496	4,818	26,926	26,926	6,516	6,559	6,559
State franchise, excise and minimum taxes	1,877	1,671	331	848	848	209	172	172
Depreciation, amortization and accretion (2)	119,337	74,175	7,512	44,496	48,035	11,176	11,838	12,723
Non-cash stock-based compensation expense for services	—	—	—	1,479	1,479	—	2,604	2,604
Impairment loss on assets held for sale	46,592	1,018	—	—	—	—	—	—
Impairment loss on assets held for use	246,780	4,541	—	—	—	—	—	—
Reorganization costs	—	59,124	—	—	—	—	—	—
Unsuccessful debt restructuring costs	1,702	—	—	—	—	—	—	—
Total operating expenses	464,186	168,025	12,661	73,749	77,288	17,901	21,173	22,058
Operating income (loss)	(353,425)	(75,439)	6,263	39,141	38,872	10,118	8,916	8,909
Gain (loss) on extinguishment of debt	—	404,838	—	—	(8,449)	—	(8,449)	(8,449)
Interest expense, net.	(88,731)	(45,720)	(3,989)	(20,352)	(24,789)	(5,717)	(6,090)	(6,225)
Other income (expense)	113	533	(136)	(16)	(16)	(5)	(9)	(9)
Income tax benefit (expense)	6,630	5,195	(19)	665	665	76	(11)	(11)
Income (loss) from continuing operations	(435,413)	289,407	2,119	19,438	$6,283	4,472	(5,643)	$(5,785)
Income (loss) from discontinued operations (1)	(7,145)	(33,157)	(66)	(1,100)		17	(99)
Income (loss) before gain (loss) on sale of properties	(442,558)	256,250	2,053	18,338		4,489	(5,742)
Gain (loss) on sale of properties	(5,644)	(78)	(2)	(302)		(58)	205
Net income (loss)	$(448,202)	$256,172	$2,051	$18,036		$4,431	$(5,537)
Net income (loss) per share (basic) (3)	$(9.25)	$5.27	$0.05	$0.44	$0.11	$0.11	$(0.13)	$(0.10)
Net income (loss) per share (diluted) (3)	$(9.25)	$5.27	$0.05	$0.44	$0.11	$0.11	$(0.13)	$(0.10)

Statement of Cash Flows Data:
Net cash provided by operating activities	$27,125	$20,869	$7,193	$59,218	$58,051	$14,912	$20,876	$21,619
Net cash used in investing activities	(27,184)	(3,920)	(727)	(36,181)	(111,527)	(1,068)	(14,311)	(89,657)
Net cash provided by (used in) financing activities	(31,687)	(22,102)	(9,626)	(17,840)	57,506	(7,678)	9,344	84,690
Purchases of property and equipment	28,787	9,273	762	8,544	8,544	2,056	2,294	2,294
Table continues on next page

	Predecessor Company		Successor Company
	December 31, 2001	October 31, 2002	December 31, 2002	December 31, 2003		March 31, 2003	March 31, 2004	Pro Forma As Adjusted March 31, 2004
			(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$13,187	$21,819	$4,350	$9,661		$10,555	$25,321	$25,321
Total assets	1,034,333	909,098	530,645	525,040		525,760	550,297	624,759
Total long-term obligations	9,274	6,610	263,344	263,153		255,769	417,036	417,152
Total stockholders' equity	83,798	354,917	207,377	225,453		211,685	52,261	160,761
	Predecessor Company		Successor Company
					Pro Forma As Adjusted Year Ended December 31, 2003	Three Months Ended March 31, 2003	Three Months Ended March 31, 2004	Pro Forma As Adjusted Three Months Ended March 31, 2004
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
			(dollars in thousands)
Other Operating Data:
EBITDA (4)	$(242,786)	$373,653	$13,446	$82,040	$78,249	$21,151	$12,213	$12,982
Funds From Operations (FFO) (5)	(321,068)	331,961	9,431	60,702	51,748	14,974	5,502	6,341

(1)	During the ten months ended October 31, 2002, the two months ended December 31, 2002, the year ended December 31, 2003, and the three months ended March 31, 2003 and 2004, we disposed of, or held for disposal by sale, certain non-core assets and under performing sites which have been accounted for as discontinued operations. Their results for all periods presented are not included in results from continuing operations.
(2)	Depreciation, amortization and accretion expense for the ten months ended October 31, 2002 and two months ended December 31, 2002 are not proportional because the successor company's depreciable assets have a lower basis. Following the restructuring transaction, assets were revalued, including all long-lived assets, to their fair value, thereby lowering the depreciable basis.
(3)	Pro forma as adjusted net income (loss) per share (basic and diluted) represents amounts from continuing operations. On a pro forma as adjusted basis, the weighted average number of shares of common stock outstanding for both basic and diluted earnings per share includes (1) 7,000,000 shares of common stock to be issued in this offering, (2) 20,000 shares to be issued to certain directors pursuant to the directors compensation package immediately following the completion of this offering and (3) 9,031,088 shares of common stock as required under Staff Accounting Bulletin Topic 1:B:3 to reflect the number of shares which would have to be issued to replace the capital dividends paid to our stockholders in excess of accumulated earnings. The number of shares included under Staff Accounting Bulletin Topic 1:B:3 is equal to the sum of the $142.2 million special dividend paid on February 5, 2004 plus $11.3 million of our April 22, 2004 dividend representing the portion of that dividend in excess of our accumulated earnings to date divided by an assumed offering price of $17.00 per share of our common stock, the mid-point of the range on the cover of this prospectus.
(4)	We believe EBITDA is useful to an investor in evaluating our performance as it is one of the primary measures used by our management team to evaluate our operations, is widely used in the tower industry to measure performance and is used in our credit facility to measure compliance with covenants. EBITDA consists of net income (loss) before interest, income tax expense (benefit), depreciation and amortization. We have also provided supplemental information regarding certain non-cash items, items associated with discontinued operations and items associated with our reorganization. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — EBITDA" for a more detailed discussion of why we believe it is a useful measure. The reconciliation of net income (loss) to EBITDA is as follows:

Footnotes continue on next page

	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003	Pro Forma As Adjusted Year Ended December 31, 2003	Three Months Ended March 31, 2003	Three Months Ended March 31, 2004	Pro Forma As Adjusted Three Months Ended March 31, 2004
			(dollars in thousands)
Net income (loss)	$(448,202)	$256,172	$2,051	$18,036	$6,283	$4,431	$(5,537)	$(5,785)
Interest expense, net	88,731	45,720	3,989	20,352	24,789	5,717	6,090	6,225
Income tax expense (benefit)	(6,630)	(5,195)	19	(665)	(665)	(76)	11	11
Depreciation and amortization	123,315	76,956	7,387	44,317	47,842	11,079	11,649	12,531
EBITDA	$(242,786)	$373,653	$13,446	$82,040	$78,249	$21,151	$12,213	$12,982
Supplemental Information:
Impairment on assets held for sale	$46,592	$1,018	$—	$—	$—	$—	$—	$—
Impairment on assets held for use	246,780	4,541	—	—	—	—	—	—
Reorganization costs	—	59,124	—	—	—	—	—	—
(Gain) loss on extinguishment of debt	—	(404,838)	—	—	8,449	—	8,449	8,449
Non-cash stock based compensation expense	—	—	—	1,479	1,479	—	2,604	2,604
(Gain) loss on sale of properties	5,644	78	2	302	—	58	(205)	—
(Gain) loss on discontinued operations	7,145	33,157	66	1,100	—	(17)	99	—

(5)	Funds From Operations, or FFO, for our purposes, represents net income (computed in accordance with generally accepted accounting principles or GAAP), excluding depreciation and amortization on real estate assets and gains (or losses) on the disposition of depreciable real estate assets. We believe Funds From Operations is an appropriate measure of the performance of REITs because it provides investors with an understanding of our ability to incur and service debt and make capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Funds From Operations" for a more detailed discussion of why we believe it is a useful measure. The reconciliation of net income to FFO is as follows:

	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003	Pro Forma As Adjusted Year Ended December 31, 2003	Three Months Ended March 31, 2003	Three Months Ended March 31, 2004	Pro Forma As Adjusted Three Months Ended March 31, 2004
			(dollars in thousands)
Net income (loss)	$(448,202)	$256,172	$2,051	$18,036	$6,283	$4,431	$(5,537)	$(5,785)
Real estate depreciation and amortization	121,490	75,613	7,378	41,940	45,465	10,485	11,244	12,126
(Gain) loss on disposal of assets	5,644	176	2	726	—	58	(205)	—
Funds From Operations (FFO)	$(321,068)	$331,961	$9,431	$60,702	$51,748	$14,974	$5,502	$6,341

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information, together with the other information contained in this prospectus, before buying shares of our common stock. In connection with the forward-looking statements that appear in this prospectus, you should also carefully review the cautionary statement referred to under "Cautionary Statement Regarding Forward-Looking Statements."

Risks Relating to Our Business

We recently emerged from a Chapter 11 bankruptcy reorganization, have a history of losses and may not be able to maintain profitability.

We emerged from our Chapter 11 bankruptcy reorganization on November 1, 2002, approximately six months after filing a voluntary petition for bankruptcy reorganization. Prior to our emergence from bankruptcy, we were unable to meet our financial obligations due primarily to (1) our highly leveraged capital structure, (2) the non-strategic acquisition of assets we have subsequently disposed of that were unrelated to our core tower business and (3) the inability of our former management to efficiently integrate and manage our communications sites. In addition, to a lesser extent, we were unable to meet our financial obligations due to the reduced amount of capital spending by wireless carriers on their networks in 2001 and 2002. Prior to our reorganization, we incurred net losses of approximately $448.2 million in 2001 and $124.3 million in 2000. In connection with our reorganization, we adopted fresh start accounting as of November 1, 2002. The net effect of all fresh start accounting adjustments resulted in our revaluing our assets downward by $357.2 million. If we cannot successfully execute our growth strategy or maintain profitability, the value of your investment in our common stock will likely decline.

You may not be able to compare our historical financial information to our current financial information, which will make it more difficult to evaluate an investment in our common stock.

As a result of our emergence from bankruptcy, we are operating our business with a new capital structure, and adopted fresh start accounting prescribed by generally accepted accounting principles. Accordingly, unlike other companies that have not previously filed for bankruptcy protection, our financial condition and results of operations are not comparable to the financial condition and results of operations reflected in our historical financial statements for periods prior to November 1, 2002 contained in this prospectus. Without historical financial statements to compare to our current performance, it may be more difficult for you to assess our future prospects when evaluating an investment in our common stock.

A decrease in the demand for our wireless communications sites and our ability to attract additional tenants could negatively impact our ability to maintain profitability.

Our business depends on wireless service providers' demand for communications sites, which in turn, depends on consumer demand for wireless services. A reduction in demand for our communications sites or increased competition for additional tenants could negatively impact our ability to maintain profitability and harm our ability to attract additional tenants. Our wireless service provider customers lease communications sites on our towers based on a number of factors, including the level of demand by consumers for wireless services, the financial condition and access to capital of those providers, the strategy of providers with respect to owning, leasing or sharing communications sites, available spectrum and related infrastructure, competitive pricing, government regulation of communications licenses, and the characteristics of each company's technology and geographic terrain.

To a lesser degree, demand for site space is also dependent on the needs of television and radio broadcasters. Among other things, technological advances, including the development of satellite-delivered radio and television, may reduce the need for tower-based broadcast transmission. Any decrease in the demand for our site space from current levels or in our ability to attract additional customers could negatively impact our ability to maintain profitability and could decrease the value of your investment in our common stock.

Increasingly, transmissions that were previously effected by means of paging and mobile radio technologies have shifted to wireless telephony. As a result, we have experienced, and expect to continue to experience, increases in the percentage of our revenues that is generated from wireless telephony customers. We cannot assure you that the increases in our revenues from wireless telephony customers will offset the reduction in our revenues from paging and mobile radio customers. Some of our towers may not be as attractive to, or suitable for wireless telephony customers as for our other types of customers, which could negatively impact our ability to maintain profitability from wireless telephony customers.

Our revenues may be adversely affected by the economies, real estate markets and wireless communication industry in the regions where our sites are located.

The revenues generated by our sites could be affected by the conditions of the economies, the real estate markets and the wireless communications industry in regions where the sites are located, changes in governmental rules and fiscal policies, acts of nature (which may result in uninsured or under-insured losses), and other factors particular to the locales of the respective sites. Our sites are located in all 50 states, the District of Columbia, Canada and the United Kingdom.

The economy of any state or region in which a site is located may be adversely affected to a greater degree than that of other areas of the country by developments affecting industries concentrated in such state or region. To the extent that general economic or other relevant conditions in states or regions, in which sites representing significant portions of our revenues are located, decline or result in a decrease in demand for wireless communications services in the region, our revenues from such sites may be adversely affected. For example, our sites in Florida and Georgia together accounted for approximately 24.6% of our revenues for the three months ended March 31, 2004. A deterioration of general economic or other relevant conditions in those states could result in a decrease in the demand for our services and a decrease in our revenues from those markets, which in turn may have an adverse effect on our results of operations and financial condition.

Consolidation in the wireless industry could decrease the demand for our sites and may lead to reductions in our revenues.

Various wireless service providers, which are our primary existing and potential customers, could enter into mergers, acquisitions or joint ventures with each other over time. For example, on February 17, 2004, Cingular, our third largest customer by revenues for the three months ended March 31, 2004, announced it is acquiring AT&T Wireless, our fifth largest customer by revenues for the three months ended March 31, 2004. On March 29, 2004, Arch Wireless, our largest customer by revenues for the three months ended March 31, 2004, and Metrocall Holdings, Inc., our sixth largest customer by revenues for the three months ended March 31, 2004, announced that they had executed a merger agreement. Such consolidations could reduce the size of our customer base and have a negative impact on the demand for our services. In addition, consolidation among our customers is likely to result in duplicate networks, which could result in network rationalization and impact the revenues at our sites. Recent regulatory developments have made consolidation in the wireless industry easier and more likely. For example, in February 2002, the Federal Communications Commission, or FCC, enabled the ownership by a single entity of interests in both cellular carriers in overlapping metropolitan cellular service areas. In January 2003, the FCC eliminated the spectrum aggregation cap in a geographic area in favor of a case-by-case review of spectrum transactions. Also, in May 2003, the FCC adopted new rules authorizing wireless radio services holding exclusive licenses to freely lease unused spectrum. It is possible that at least some wireless service providers may take advantage of this relaxation of spectrum and ownership limitations and consolidate their businesses. Any industry consolidation could decrease the demand for our sites, which in turn may result in a reduction in our revenues.

Our revenues are dependent on the creditworthiness of our tenants which could result in uncollectable accounts receivable and the loss of significant customers and anticipated lease revenues.

Our revenues are dependent on the creditworthiness of our tenants and would be adversely affected by the loss of or default by significant lessees. Also, the recent economic slowdown has harmed, and may continue to harm, the financial condition of some wireless service providers. Many wireless service providers operate with substantial leverage and some of our customers, representing 3.5% of our revenues for the three months ended March 31, 2004, are in bankruptcy. Other customers are having financial difficulties due to their inability to access additional capital. If one or more of our major customers experience financial difficulties, it could result in uncollectable accounts receivable and the loss of significant customers and anticipated lease revenues.

We have significant customer concentration and the loss of one or more of our major customers or a reduction in their utilization of our site space could result in a material reduction in our revenues.

Our six largest customers, which represented 39.8% of our revenue for the three months ended March 31, 2004 are Arch Wireless, Nextel, Cingular, Verizon Wireless, AT&T Wireless and Metrocall. These customers represented 11.0%, 6.7%, 6.0%, 5.7%, 5.5% and 4.9%, respectively, of our revenues for the three months ended March 31, 2004. These customers operate under lease agreements that have initial terms generally ranging from three to five years and which are renewable, at our customer's option over multiple renewal periods also generally ranging from three to five years. Arch Wireless is in the second year of a three-year lease. Excluding Arch Wireless, as of March 31, 2004 approximately 46% of our revenues for March 2004 from these customers were from leases in their initial term, 53% were from leases in a renewal period, and 1% were from month-to-month leases. Arch Wireless reorganized under Chapter 11 in late 2001 and exited bankruptcy in May 2002 and has reduced its utilization of our sites in recent years. On March 29, 2004, Arch Wireless, our largest customer by revenues for the three months ended March 31, 2004, and Metrocall Holdings, Inc., our sixth largest customer by revenues for the three months ended March 31, 2004, announced that they had executed a merger agreement. In addition, on February 17, 2004, Cingular, our third largest customer by revenues for the three months ended March 31, 2004, announced it is acquiring AT&T Wireless, our fifth largest customer by revenues for the three months ended March 31, 2004. The loss of one or more of our major customers or a reduction in their utilization of our site space, could result in a material reduction of the utilization of our site space and in our revenues.

As of March 31, 2004, our tenant leases had a weighted average term of approximately 4.8 years and had an average remaining term of 2.4 years. Our revenues depend on the renewal of our tenant leases by our customers on favorable terms.

Our tenant leases had a weighted average current term of approximately 4.8 years, as of March 31, 2004, and had an average remaining term of 2.4 years. We can not assure you that our existing tenants will renew their leases at the expiration of those leases. Further, we can not assure you that we will be successful in negotiating favorable terms with those customers that renew their tenant leases. For example, our largest customer, Arch Wireless, currently occupies fewer sites than their contracted minimum and as a result we cannot assure you that we will be able to renew their lease on the same terms upon expiration in May 2005. Failure to obtain renewals of our existing tenant leases or the failure to successfully negotiate favorable terms for such renewals would result in a reduction in our revenues.

We are currently implementing new software systems throughout our business and may encounter integration problems that affect our ability to serve our customers and maintain our records, which in turn could harm our ability to operate our business.

We are currently upgrading our software systems. We are implementing a PeopleSoft system for all of our accounting functions including vendor payments, accounts receivable and all internal reporting functions. We are also implementing a manageStar system to manage our communications sites, tenant leases and records. The integration of these software systems with our business is a significant project during which we may encounter difficulties that may be time consuming and costly, and result in systems interruptions and the loss of data. These two new systems handle our most significant business processes and difficulties with the implementation of these systems may adversely affect our day to day operations and our ability to service our customers, which in turn may harm our ability to operate our business.

If we are unable to successfully compete, our business will suffer.

We believe that tower location and capacity, price, quality of service and density within a geographic market historically have been, and will continue to be, the most significant competitive factors affecting our site operations business. We compete for customers with:

•	wireless service providers that own and operate their own towers and lease, or may in the future decide to lease, antenna space to other providers;

•	other independent tower operators; and

•	owners of non-tower antenna sites, including rooftops, water towers and other alternate structures.

Some of our competitors have significantly more financial resources than we do. The intense competition in our industry may make it more difficult for us to attract new tenants, increase our gross margins or maintain or increase our market share.

Competing technologies may offer alternatives to ground-based antenna systems which could reduce the future demand for our sites.

Most types of wireless and broadcast services currently require ground-based network facilities, including communications sites for transmission and reception. The development and growth of communications and other new technologies that do not require ground-based sites could reduce the demand for space on our towers. For example, the growth in delivery of video, voice and data services by satellites, which allow communication directly to users' terminals without the use of ground-based facilities, could lessen demand for our sites. Moreover, the FCC has issued licenses for several additional satellite systems (including low earth orbit systems) that are intended to provide more advanced, high-speed data services directly to consumers. These satellite systems compete with land-based wireless communications systems, thereby reducing the demand for the services that we provide.

Equipment and software developments are increasing our tenants' ability to more efficiently utilize spectral capacity and to share transmitters which could reduce the future demand for our sites.

Technological developments are also making it possible for carriers to expand their use of existing facilities to provide service without additional tower facilities. The increased use by carriers of signal combining and related technologies, which allow two or more carriers to provide services on different transmission frequencies using the communications antenna and other facilities normally used by only one carrier, could reduce the demand for tower space. Technologies that enhance spectral capacity, such as beam forming or "smart antennas," which can increase the capacity at existing sites and reduce the number of additional sites a given carrier needs to serve any given subscriber base, may have the same effect.

Carrier joint ventures and roaming agreements which allow for the use of competitor transmission facilities and spectrum may reduce future demand for incremental sites.

Carriers are, through joint ventures, sharing (or considering the sharing of) telecommunications infrastructure in ways that might adversely impact the growth of our business. For example, in 2001, T-Mobile and Cingular entered into a joint venture allowing both companies to jointly use the GSM network infrastructure in New York, California and Nevada and in 2003 AT&T Wireless and Cingular formed a joint venture to build a GSM network enabling them to provide service along approximately 4,000 miles of highway in the northeast and eastern regions of the United States. Furthermore, wireless service providers frequently enter into roaming agreements with competitors which allow them to utilize one another's wireless communications facilities to accommodate customers who are out of range of their home providers' services, so that the home providers do not need to lease space for their own antennas on communications sites we own. For example, over the past two years AT&T Wireless has entered into roaming agreements with Cingular, T-Mobile and more than 30 rural or regional carriers including Western Wireless and Dobson Communications, covering parts of 30 states. Any of the conditions and developments described above could reduce demand for our ground-based antenna sites and decrease demand for our site space from current levels or our ability to attract additional customers and may negatively affect our profitability.

We may be unable to modify our towers, which could harm our ability to add additional site space and new customers which could result in our inability to execute our growth strategy and limit our revenue growth.

Our business depends on our ability to modify towers and add new customers as they expand their tower network infrastructure. Regulatory and other barriers could adversely affect our ability to modify towers in accordance with the requirements of our customers, and, as a result, we may not be able to meet our customers' requirements. Our ability to modify towers and add new customers to towers may be affected by a number of factors beyond our control, including zoning and local permitting requirements, Federal Aviation Administration, or FAA, considerations, FCC tower registration procedures, availability of tower components and construction equipment, availability of skilled construction personnel, weather conditions and environmental compliance issues. In addition, because public concern over tower proliferation has grown in recent years, many communities now restrict tower modifications or delay granting permits required for adding new customers. In addition, we may not be able to overcome the barriers to modifying towers or adding new customers. Our failure to complete the necessary modifications could harm our ability to add additional site space and new customers which could result in our inability to execute our growth strategy and limit our revenue growth.

We may encounter difficulties in acquiring towers at attractive prices or integrating acquisitions with our operations, which could limit our revenue growth and our ability to maintain profitability.

In December 2003, we completed the acquisition of 67 towers from TowerCom Enterprises, L.L.C. and its affiliates, entered into an agreement to acquire all of the membership interest in Tower Ventures which owns 97 wireless communications towers, and acquired five additional wireless communications towers located in Georgia and will continue to target strategic tower and tower company acquisitions as opportunities arise. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties, divert managerial attention or require significant financial resources. These acquisitions and other future acquisitions may require us to incur additional indebtedness and contingent liabilities, and may result in unforeseen costs, which may limit our revenue growth, cash flows, and our ability to maintain profitability and make distributions. Additionally, these acquisitions may be financed through the issuance of additional equity, which would dilute the interests of our stockholders. Moreover, any future acquisitions may not generate any additional income for us or provide any benefit to our business. In addition we cannot assure you that we will be able to locate and acquire towers at attractive prices in locations that are compatible with our strategy.

Our failure to comply with federal, state and local laws and regulations could result in our being fined, liable for damages and, in some cases, the loss of our right to conduct some of our business.

We are subject to a variety of regulations, including those at the federal, state and local levels. Both the FCC and the FAA regulate towers and other sites used for wireless communications transmitters and receivers. See "Business — Regulatory Matters." In addition, under the FCC's rules, we are fully liable for the acts or omissions of our contractors. We generally indemnify our customers against any failure by us to comply with applicable standards. Our failure to comply with any applicable laws and regulations (including as a result of acts or omissions of our contractors, which may be beyond our control) may lead to monetary forfeitures or other enforcement actions, as well as civil penalties, contractual liability and tort liability and, in some cases, losing our right to conduct some of our business, any of which could have an adverse impact on our business. We also are subject to local regulations and restrictions that typically require tower owners to obtain a permit or other approval from local officials or community standards organizations prior to tower construction or modification. Local regulations could delay or prevent new tower construction or modifications, as well as increase our costs, any of which could adversely impact our ability to implement or achieve our business objectives.

Our failure to comply with environmental laws could result in liability and claims for damages that could result in a significant increase in the cost of operating our business.

We are subject to environmental laws and regulations that impose liability without regard to fault. These laws and regulations place responsibility on us to investigate potential environmental and other effects of operations and to disclose any significant effects in an environmental assessment prior to constructing a tower or adding a new customer on a tower. In the event the FCC determines that one of our owned towers would have a significant environmental impact, the FCC would be required to prepare an environmental impact statement. The environmental review process mandated by the National Environmental Policy Act of 1969, or NEPA, can be costly and time consuming and may cause significant delays in the registration of a particular tower. In addition, various environmental interest groups routinely petition the FCC to deny applications to register new towers, further complicating the registration process and increasing potential costs and delays. In August 2003, the FCC released a Notice of Inquiry requesting comments and information on the potential impact of communications towers on migratory birds. The Notice of Inquiry regarding migratory birds marks the most significant action to date taken by the FCC on the matter and may lead to changes in the FCC's environmental rules. These changes, as well as changes resulting from other potential rulemakings could delay or prevent new tower construction or modifications as well as increase our costs related thereto.

In addition to the FCC's environmental regulations, we are subject to environmental laws that may require the investigation and remediation of any contamination at facilities that we own or operate, or that we previously owned or operated, or at third-party waste disposal sites at which our waste materials have been disposed. These laws could impose liability even if we did not know of, or were not responsible for, the contamination. Under these laws, we may also be required to obtain permits from governmental authorities or may be subject to record keeping and reporting obligations. If we violate or fail to comply with these laws, we could be fined or otherwise sanctioned by regulators. The costs of complying with existing or future environmental laws, responding to petitions filed by environmental interest groups or other activists, investigating and remediating any contaminated real property and resolving any related liability could result in a significant increase in the cost of operating our business, which would harm our profitability. See "Business — Regulatory Matters — Environmental Regulations."

Because we generally lease, sublease, license or have easements relating to the land under our towers, our ability to conduct our business and generate revenues may be harmed if we fail to obtain lease renewals or protect our rights under our leases, subleases, licenses and easements.

Our real property interests relating to towers primarily consist of leasehold interests, private easements, and permits granted by governmental entities. A loss of these interests for any reason, including losses arising from the bankruptcy of a significant number of our lessors, from the default by a significant number of our lessors under their mortgage financings or from a legal challenge to our interest in the real property, would interfere with our ability to conduct our business and generate revenues. Similarly, if the grantors of these rights elect not to renew our leases, our ability to conduct business and generate revenues could be adversely affected. As of March 31, 2004, we leased 85 parcels of land with a remaining term of two years or less, under 87 owned towers which represented 2.9% of revenues for the three months ended March 31, 2004.

In addition, we previously made acquisitions and did not always analyze and verify all information regarding title and other issues prior to completing an acquisition of communications sites. Our inability to protect our rights to the land under our towers could interfere with our ability to conduct our business and generate revenues. Generally, we have attempted to protect our rights in the sites by obtaining title insurance on the owned fee sites and the ground lease sites and relying on title warranties and covenants from sellers and landlords.

Our ability to protect our rights against persons claiming superior rights in towers or real property depends on our ability to:

•	recover under title insurance policies, the policy limits of which may be less than the purchase price of a particular tower;

•	in the absence of title insurance coverage, recover under title warranties given by tower sellers, whose warranties often terminate after the expiration of a specific period (typically one to three years) and are dependent on the general creditworthiness of sellers making the title warranties;

•	recover from landlords under title covenants contained in lease agreements, which is dependent on the general creditworthiness of landlords making the title covenants; and

•	obtain so-called "non-disturbance agreements" from mortgagees and superior lienholders of the land under our towers.

Our tenant leases require us to be responsible for the maintenance and repair of the sites and for other obligations and liabilities associated with the sites and our obligations to maintain the sites may affect our revenues.

None of our tenant leases is a net lease. Accordingly, as landlord we are responsible for the maintenance and repair of the sites and for other obligations and liabilities (including for environmental compliance and remediation) associated with the sites, such as the payment of real estate taxes, ground lease rents and the maintenance of insurance. Our failure to perform our obligations under a tenant lease could entitle the related lessee to an abatement of rent or, in some circumstances, result in a termination of the tenant lease. An unscheduled reduction or cessation of payments due under a tenant lease would result in a reduction of our revenues. Similarly, if the expenses of maintaining and operating one or more sites exceeds amounts budgeted, and if lease revenues from other sites are not available to cover the shortfall, amounts that would otherwise be used for other purposes may be required to pay the shortfall.

Site management agreements may be terminated prior to expiration, which may adversely affect our revenues.

Approximately 781 and 819 sites, as of March 31, 2004 and December 31, 2003, respectively (representing approximately 20% and 21% of our revenues for the three months ended March 31, 2004 and year ended December 31, 2003, respectively) are managed sites where we market and/or sublease space under site management agreements with third party owners. The management agreements or subleases on 192 and 317 managed sites, which represented 3.5% and 8.2% of our revenues for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively, are month-to-month or will expire by their terms in 2004. In many cases, the site management agreements may be terminated early at the third party owner's discretion or upon the occurrence of certain events (such as the sale of the relevant site by the third party owner, our default, a change of control with respect to our company and other events negotiated with the third party owner including discretionary terminations). If a site management agreement is not renewed or is terminated early, our revenues would be reduced.

Our towers may be damaged by disaster and other unforeseen events for which our insurance may not provide adequate coverage and which may cause service interruptions affecting our reputation and revenues and resulting in unanticipated expenditures.

Our towers are subject to risks associated with natural disasters, such as ice and wind storms, fire, tornadoes, floods, hurricanes and earthquakes, as well as other unforeseen events. Our sites and any lessees' equipment are also vulnerable to damage from human error, physical or electronic security breaches, power loss, other facility failures, sabotage, vandalism and similar events. In the event of casualty, it is possible that any lessee sustaining damage may assert a claim against us for such damages. If reconstruction (for example, following fire or other casualty) or any major repair or improvement is required to the property, changes in laws and governmental regulations may be applicable and may raise our cost or impair our ability to effect such reconstruction, major repair or improvement.

Since January 1, 2002, four of our towers have been destroyed by natural disasters and three have been destroyed in vehicular accidents. In addition, we own, lease and license a large number of towers in geographic areas, including 121 sites in California, 346 sites in Florida, 137 sites in North Carolina and 169 sites in South Carolina that have historically been subject to natural disasters, such as high winds, hurricanes, floods, earthquakes and severe weather. There can be no assurance that the amount of insurance obtained would be sufficient to cover damages caused by any event, or that such insurance will be commercially available in the future. A tower accident for which we do not have adequate insurance reserves or have no insurance, or a large amount of damage to a group of towers, could decrease the value of our communications sites, result in the loss of revenues while the tower is out of service, and also require us to make unanticipated expenditures in order to repair the damages caused by any event.

In addition, any of these events or other unanticipated problems at one or more of the sites could interrupt lessees' ability to provide their services from the sites. This could damage our reputation, making it difficult to attract new lessees and causing existing lessees to terminate their leases, which in turn would reduce our revenues.

If radio frequency emissions from our towers are demonstrated, or perceived, to cause negative health effects, our business and revenues may be harmed.

The safety guidelines for radio frequency emissions from our sites require us to undertake safety measures to protect workers whose activities bring them into proximity with the emitters and to restrict access to our sites by others. If radio frequency emissions are found, or perceived, to be harmful, our customers and possibly our company could face lawsuits claiming damages from these emissions, and we could encounter increased opposition to our development of new towers. Demand for wireless services and new towers, and thus our business and revenues, may be harmed. Although we have not been subject to any personal injury claims relating to radio frequency emissions, we cannot assure you that these claims will not arise in the future or that they will not negatively impact our business.

Repayment of the principal of our outstanding indebtedness may require additional financing that we cannot assure you will be available to us.

We have historically financed our operations primarily with indebtedness. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will continue to depend on our future financial performance. As of March 31, 2004, our long-term debt obligations consist of $417.5 million outstanding on our mortgage loan, $28.2 million outstanding on our $200.0 million credit facility, $1.2 million outstanding on a capital lease and $1.0 million outstanding on a term loan. Of these obligations, $36.5 million is due in less than one year, $17.8 million is due between one and three years and $393.6 million is due between four and five years. In addition, we currently anticipate that in order to pay the principal of our outstanding mortgage loan on the anticipated repayment date of January 2009, we will likely be required to adopt one or more alternatives, such as refinancing our indebtedness or selling our equity securities or the equity securities or assets of our operating partnership and our subsidiaries. There can be no assurance that we will be able to refinance our indebtedness on attractive terms and conditions or that we will be able to obtain additional debt financing. If we are unable to refinance our indebtedness in full, we may be required to issue additional equity securities or sell assets. If we are required to sell equity securities, investors who purchase our common stock in this offering may be diluted. If we are required to sell interests in our operating partnership, this would have a similar effect as a sale of assets and the market price of our common stock may decline. In addition, there can be no assurance as to the terms and prices at which we will be able to sell additional equity securities or operating partnership interests or that we will be able to sell additional equity securities or sell operating partnership interests. If we are required to sell assets to refinance our indebtedness, there can be no assurance as to the price we will obtain for the assets sold and whether those sales will realize sufficient funds to repay our outstanding indebtedness. To the extent we are required to sell assets at prices lower than their fair market values, the equity holders' market price of our common stock may decline.

Our credit facility restricts the ability of our subsidiary, Pinnacle Towers Acquisition Holdings LLC, and its subsidiaries, to incur additional debt, other than debt under the credit facility and certain subordinated debt, and to issue guarantees of debt, other than guarantees of its subsidiaries' debt in the ordinary course of business and certain indemnities in favor of a title company issuing a policy on a mortgaged property. In addition, the guarantee by Global Signal OP in favor of Morgan Stanley with respect to the obligations of our subsidiaries under the credit facility prohibits us from having consolidated debt in excess of $625 million, including debt pursuant to our credit agreement and mortgage loan. As of March 31, 2004, our consolidated outstanding debt was $447.9 million. The credit facility also restricts the ability of Pinnacle Towers Acquisition Holdings LLC to issue certain preferred stock. Our credit facility does not otherwise restrict our ability to obtain additional financing.

Our mortgage loan restricts the ability of our principal operating subsidiary, Pinnacle Towers LLC and its subsidiaries, from incurring other indebtedness for borrowed money or further encumbering their assets. In addition, so long as the tangible assets of the borrowers under the mortgage loan represent at least 25% of our assets, it will be an event of default under the mortgage loan if Global Signal Inc. incurs any unsecured indebtedness for borrowed money without confirmation from the rating agencies that rated the commercial mortgage pass-through certificates that none of the ratings will be adversely affected. Our mortgage loan does not otherwise restrict our ability to obtain additional financing. If we require additional financing in connection with acquisitions, we anticipate being able to draw on our credit facility or obtain financing through a securitization of acquired sites similar to the one completed on February 5, 2004. We cannot assure you that we could effect any of the foregoing alternatives on terms satisfactory to us, that any of the foregoing alternatives would enable us to pay the interest or principal of our indebtedness or that any of such alternatives would be permitted by the terms of our credit facility and other indebtedness then in effect.

The terms of our credit facility and mortgage loan may restrict our current and future operations, which would adversely affect our ability to respond to changes in our business and to manage our operations.

Our credit facility and mortgage loan contain, and any future indebtedness of ours or of any of our subsidiaries would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and/or certain of our subsidiaries, including restrictions on our or our subsidiaries' ability to, among other things:

•	incur additional debt, or additional unsecured debt without rating agency approval;

•	issue stock;

•	pay dividends;

•	create liens;

•	make investments, loans and advances;

•	engage in sales of assets and subsidiary stock;

•	enter into sale-leaseback transactions;

•	enter into transactions with our affiliates;

•	change the nature of our business;

•	transfer all or substantially all of our assets or enter into certain merger or consolidation transactions; and

•	make capital expenditures.

Our mortgage loan contains a covenant providing for a reserve account if the debt service coverage ratio falls to 1.45 or lower as of the end of any calendar quarter. Debt service coverage ratio is defined as the preceding 12 months of net cash flow, as defined in the mortgage loan, divided by the amount of principal and interest payments required under the mortgage loan over the next 12 months. Net cash flow, as defined in the mortgage loan, is approximately equal to gross margin minus capital expenditures made for the purpose of maintaining our sites, minus 10% of revenue. The funds in the reserve account will not be released to us unless the debt service coverage ratio exceeds 1.45 times for two consecutive calendar quarters. If the debt service coverage ratio falls below 1.20 times as of the end of any calendar quarter, then all funds on deposit in the reserve account along with future excess cash flows will be applied to prepay the mortgage loan. Failure to maintain the debt service ratio above 1.45 times would impact our ability to pay our indebtedness other than the mortgage loan, pay dividends and to operate our business.

Our credit facility also requires us to maintain our leverage ratio, defined as the ratio of debt for borrowed money to Consolidated EBITDA, as defined, at or below 6:1, and our Consolidated EBITDA may not be less than $68.0 million for the four consecutive fiscal quarters ending June 30, 2004.

A failure by us to comply with the covenants or financial ratios contained in the credit facility could result in an event of default under the facility which could adversely affect our ability to respond to changes in our business and manage our operations. In addition, the failure of Fortress and Greenhill to maintain 51% ownership of Global Signal would constitute an event of default under the credit facility. In the event of any default under our credit facility, the lenders under our credit facility will not be required to lend any additional amounts to us. Our lenders also could elect to declare all amounts outstanding to be immediately due and payable. If the indebtedness under our credit facility were to be accelerated, and we are not able to make the required cash payments, our lenders will have the option of foreclosing on any of the collateral pledged as security for the loan.

Upon the completion of this offering, our obligations under the credit facility will be secured by a pledge of all of the assets of Pinnacle Acquisition and by a pledge by Pinnacle Acquisition of its ownership interest in Pinnacle Towers Acquisition LLC which, as of March 31, 2004 collectively constituted 5.2% of our total assets' book value.

If an event of default occurs under the mortgage loan, the lenders will have the option to foreclose on any of the collateral pledged as security for the mortgage loan. The mortgage loan is secured by (1) mortgage liens on our interests (fee, leasehold or easement) in more than 1,100 of our wireless communications sites, (2) a security interest in substantially all of Pinnacle Tower Inc. and its subsidiaries' personal property and fixtures including our rights under substantially all of our site management agreements, tenant leases (excluding tenant leases for sites referred to in (1) above) and management agreement with GS Services and (3) a pledge of certain of our subsidiaries' capital stock (or equivalent equity interests) (including a pledge of the capital stock of Pinnacle Towers LLC, from its direct parent, Global Signal Holdings II LLC). There can be no assurance that our assets would be sufficient to repay this indebtedness in full.

Our Chief Executive Officer has management responsibilities with other companies and may not be able to devote sufficient time to the management of our business operations.

Our Chief Executive Officer, Wesley R. Edens, is also the Chairman of the Board and Chairman of the Management Committee of Fortress Investment Group LLC and the Chairman of the Board and Chief Executive Officer of Newcastle Investment Corp., a publicly-traded real estate securities business. As Chairman of the Management Committee of Fortress Investment Group, he manages and invests in other real estate-related investment vehicles. As a result, he may not be able to devote sufficient time to the management of our business operations.

Risks Relating to Our REIT Status

Our failure to qualify as a REIT would result in higher taxes and reduce cash available for dividends.

We intend to operate in a manner so as to qualify as a REIT for federal income tax purposes. Although we do not intend to request a ruling from the Internal Revenue Service as to our REIT status, we expect to receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP with respect to our qualification as a REIT. This opinion will be issued in connection with this offering of common stock. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of Skadden, Arps represents only the view of our counsel based on our counsel's review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of our assets, the sources of our income, and the nature, construction, character and intended use of our properties. The opinion of Skadden, Arps also relies on various legal opinions issued by other counsel for Global Signal Inc. and its predecessors, including the legal opinion of Holland & Knight LLP, which itself is based on various representations and covenants and is subject to various limitations to the effect that we were taxable as a REIT on October 31, 2002. The opinions, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part, are expressed as of the date issued, and do not cover subsequent periods. The opinions of counsel impose no obligation on them to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in applicable law.

Furthermore, both the validity of the tax opinions, and our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by tax counsel. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis.

If we were to fail to qualify as a REIT in any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to stockholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of, and trading prices for, our common stock. Unless entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. See "Federal Income Tax Considerations" for a discussion of material federal income tax consequences relating to us and our common stock.

Dividends payable by REITs generally do not qualify for the reduced tax rates under recently enacted tax legislation.

Recently enacted tax legislation reduces the maximum tax rate for dividends payable to individuals from 38.6% to 15% through 2008. Dividends payable by REITs, however, are generally not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

In addition, the relative attractiveness of real estate in general may be adversely affected by the newly favorable tax treatment given to corporate dividends, which could affect the value of our real estate assets negatively.

REIT distribution requirements could adversely affect our liquidity.

We generally must distribute annually at least 90% of our net taxable income, excluding any net capital gain, in order for corporate income tax not to apply to earnings that we distribute. We intend to make distributions to our stockholders to comply with the requirements of the Internal Revenue Code. However, differences between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement of the Internal Revenue Code. Certain types of assets generate substantial mismatches between taxable income and available cash. Such assets include rental real estate that has been financed through financing structures which require some or all of available cash flows to be used to service borrowings. As a result, the requirement to distribute a substantial portion of our taxable income could cause us to: (a) sell assets in adverse market conditions, (b) borrow on unfavorable terms or (c) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt in order to comply with REIT requirements.

Our mortgage loan contains a covenant providing for a reserve account if our debt service coverage ratio falls to 1.45 times or lower. If our debt service coverage ratio were to fall to that level and we had net income as defined by tax regulations, our ability to distribute 90% of our taxable income, and hence our REIT status, could be jeopardized. Further, amounts distributed will not be available to fund our operations.

Prior to our emergence from Chapter 11, we funded our operations primarily through debt and equity capital. Since our emergence from bankruptcy on November 1, 2002, we have funded our operations through operating cash flow. We expect to finance our future operations through operating cash flows and our future acquisitions through debt and equity capital. If we fail to obtain debt or equity capital in the future, it could limit our ability to grow, which could have a material adverse effect on the value of our common stock.

The stock ownership limits imposed by the Internal Revenue Code for REITs and our amended and restated certificate of incorporation may inhibit market activity in our stock and may restrict our business combination opportunities.

In order for us to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code) at any time during the last half of each taxable year after our first year. Our amended and restated certificate of incorporation states that, unless exempted by our board of directors, no person, other than certain of our existing stockholders and subsequent owners of their stock, may own more than 9.9% of the aggregate value of the outstanding shares of any class or series of our stock. Our board may grant such an exemption in its sole discretion, subject to such conditions, representations and undertakings as it may determine. These ownership limits could delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Risks Relating to this Offering

There may not be an active market for our shares, which may cause our common stock to trade at a discount and make it difficult to sell the shares you purchase.

Prior to this offering and since our reorganization, there has been no public market for our shares. We cannot assure you that an active trading market for our shares will develop or be sustained after this offering. The initial public offering price for our shares was determined by negotiations between the underwriters and us. We cannot assure you that the initial public offering price will correspond to the price at which our shares will trade in the public market subsequent to this offering or that the price of our shares available in the public market will reflect our actual financial performance.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

As adjusted for this offering, there will be 48,854,155 shares of our common stock outstanding and options and warrants to purchase a total of 4,821,984 shares of common stock, of which warrants to purchase 613,784 shares of common stock have an exercise price of $8.53, options to purchase 3,593,200 shares of common stock have a weighted average exercise price of $6.52 per share and options to purchase 615,000 shares of common stock have an exercise price equal to the offering price per share in this offering or $25 per share if this offering is not consummated by December 31, 2004. In addition, FRIT PINN LLC, an affiliate of Fortress, and Greenhill, or affiliates of such entities, hold options to purchase an aggregate of 700,000 shares of common stock (assuming the underwriters do not exercise their overallotment option) with an exercise price equal to the offering price per share in this offering and we will grant 20,000 shares of common stock, in the aggregate, to Messrs. Robert H. Gidel, Douglas L. Jacobs, Howard Rubin and Mark Whiting on the first day following the consummation of this offering pursuant to our board compensation package. Including the 20,000 shares to be issued pursuant to our board compensation package, there will be 49,924,155 shares outstanding if the underwriters exercise their overallotment option in full and the Fortress and Greenhill options to purchase shares of our common stock will increase to 805,000 shares. Of our outstanding shares, all the shares of our common stock sold in this offering and as of May 17, 2004, 18,906,544 shares of common stock already outstanding will be freely transferable, except for 16,641,926 shares held by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, as amended ("Securities Act").

Pursuant to our Amended and Restated Investor Agreement, Fortress Pinnacle Acquisition LLC and its affiliates, Greenhill Capital Partners, L.P. and its related partnerships and Abrams Capital Partners II, L.P. and its related partnerships have the right to require us to register their shares of our common stock under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable.

We and our executive officers, directors and each of our stockholders holding 10% or more of our outstanding common stock have agreed with the underwriters that, subject to limited exceptions, for a period of 120 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of shares of common stock, or cause a registration statement covering any shares of common stock to be filed, without the prior written consent of the representatives. The representatives may waive these restrictions at their discretion.

In addition, following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of 6,476,911 shares of our common stock reserved for issuance under our stock incentive programs. Subject to the exercise of issued and outstanding options, shares registered under the registration statement on Form S-8 will be available for sale into the public markets subject to the 120-day lock-up agreements described above.

The issuance of additional stock in connection with acquisitions or otherwise will dilute all other stockholdings.

After this offering, assuming the exercise in full by the underwriters of their overallotment option, we will have an aggregate of 92,200,000 shares of common stock authorized but unissued and not reserved for issuance under our option plans or under outstanding warrants. We may issue all of these shares without any action or approval by our stockholders. We intend to continue to actively pursue strategic acquisitions of wireless communications towers and other communications sites. We may pay for such acquisitions, at least partly, through the issuance of partnership units in our operating partnership which may be redeemed for shares of our common stock, or by the issuance of additional equity. Any shares issued in connection with our acquisitions, including the issuance of common stock upon the redemption of operating partnership units, the exercise of outstanding warrants or stock options or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

The price of our common stock may fluctuate substantially, which could negatively affect us and the holders of our common stock.

The trading price of our common stock may be volatile in response to a number of factors, many of which are beyond our control including:

•	a decrease in the demand for our wireless communications sites;

•	the economies, real estate markets and wireless communications industry in the regions where our sites are located;

•	consolidation in the wireless industry;

•	the creditworthiness of our tenants; and

•	fluctuations in interest rates.

In addition, our financial results may be below the expectations of securities analysts and investors. If this were to occur, the market price of our common stock could decrease, perhaps significantly. Any volatility of or a significant decrease in the market price of our common stock could also negatively affect our ability to make acquisitions using our common stock as consideration. In addition, the U.S. securities markets, and telecommunications stocks in particular, have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may negatively affect the price of our common stock, regardless of our operating performance. You may not be able to sell your shares at or above the initial public offering price, or at all. Further, if we were to be the object of securities class action litigation as a result of volatility in our common stock price or for other reasons, it could result in substantial costs and diversion of our management's attention and resources, which could negatively affect our financial results. In addition, if we decide to settle any class action litigation against us, our decision to settle may not necessarily be related to the merits of the claim.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock outstanding immediately after this offering. Our net tangible book value deficit per share as of March 31, 2004 was approximately $2.14 and represents the amount of our stockholders' equity of $52.3 million minus intangible assets of $124.6 million and deferred finance costs of $15.7 million, divided by the 41,197,130 shares of our common stock that were outstanding on March 31, 2004. Our net book value per share of $1.27 as of March 31, 2004 represents the amount of our stockholders' equity of $52.3 million divided by the 41,197,130 shares of common stock that were outstanding on March 31, 2004.

Investors who purchase our common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share of our common stock. If you purchase our common stock in this offering, you will experience immediate and substantial dilution of $16.63 in the net tangible book value per share of our common stock based on an initial offering price of $17.00 per share, the mid-point of the range shown on the cover of this prospectus. Our net tangible book value per share on a pro forma as adjusted basis at March 31, 2004 was approximately $0.37 and represents the amount of our stockholders' equity of $160.8 million minus intangible assets of $127.4 million and deferred finance costs of $15.7 million, divided by the 48,197,130 shares of our common stock that were outstanding after giving effect to this offering. Additional dilution will occur upon the exercise of outstanding options and warrants. Investors who purchase our common stock in this offering will have purchased 14.3% of the shares outstanding immediately after the offering, but will have paid 67.0% of the total consideration for those shares.

As part of our reorganization, we issued warrants to purchase 1,229,850 shares of our common stock of which warrants to purchase 613,784 shares of our common stock, as of May 17, 2004, were outstanding and exercisable through October 31, 2007 at an exercise price of $8.53 per share. These warrants were issued in connection with the cancellation of the 5 1/2% convertible subordinated notes due 2007, and with the receipt of certain releases given by former stockholders as part of our reorganization and by plaintiffs in the settlement of a stockholder class action suit. The issuance of these shares will have a dilutive effect on the value of our common stock when these warrants are exercised.

ERISA may restrict investments by Plans in our common stock.

A plan fiduciary considering an investment in our common stock should consider, among other things, whether such an investment might constitute or give rise to a prohibited transaction under the Employee Retirement Income Security Act of 1974, as amended, the Internal Revenue Code or any substantially similar federal, state or local law and whether an exemption from such prohibited transaction rules is available. See "ERISA Considerations."

Our authorized but unissued common and preferred stock may prevent a change in our control.

Our amended and restated certificate of incorporation authorizes us to issue additional authorized but unissued shares of our common stock or preferred stock. In addition, our board of directors may classify or reclassify any unissued shares of our preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board may establish a series of preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Anti-takeover provisions in our amended and restated certificate of incorporation could have effects that conflict with the interests of our stockholders.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us or for us to acquire control of a third party even if such a change in control would be beneficial to you.

We have a number of anti-takeover devices in place that will hinder takeover attempts and could reduce the market value of our common stock. Our anti-takeover provisions include:

•	a staggered board of directors;

•	removal of directors only for cause, by 80% of the voting interest of stockholders entitled to vote;

•	blank-check preferred stock;

•	a provision denying stockholders the ability to call special meetings with the exception of Fortress Pinnacle Acquisition LLC, FRIT PINN LLC, Fortress Pinnacle Investment Fund LLC, Greenhill Capital Partners, L.P. and their respective affiliates so long as they collectively beneficially own at least 50% of our issued and outstanding common stock;

•	our amended and restated certificate of incorporation provides that Global Signal has opted out of the provisions of Section 203 of the Delaware General Corporation Law. Section 203 restricts certain business combinations with interested stockholders in certain situations; and

•	advance notice requirements by stockholders for director nominations and actions to be taken at annual meetings.

We have not established a minimum dividend payment level and there are no assurances of our ability to pay dividends in the future.

We intend to pay quarterly dividends and to make distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. We have not established a minimum dividend payment level, and our ability to pay dividends may be adversely affected by the risk factors described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. There are no assurances of our ability to pay dividends in the future. In addition, some of our distributions may include a return of capital.

Global Signal Inc. is a holding company with no operations.

Global Signal Inc. is a holding company with no material direct operations. Its principal assets are the equity interests it holds in its operating subsidiaries. In addition, we plan to own substantially all of our assets and conduct our operations through Global Signal OP. As a result, Global Signal Inc. is dependent on loans, dividends and other payments from its subsidiaries and will be dependent on loans, dividends and other payments from Global Signal OP to generate the funds necessary to meet its financial obligations and pay dividends. Global Signal Inc.'s subsidiaries and Global Signal OP are legally distinct from Global Signal Inc. and have no obligation to make funds available to it and Pinnacle Towers Acquisition Holdings LLC is limited by virtue of certain loan covenants from paying dividends to it.

Your ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock.

After giving effect to the offering, assuming no exercise by the underwriters of their overallotment option, affiliates of Fortress will beneficially own approximately 24.8 million shares, or 50.7%, of our common stock, Greenhill will beneficially own approximately 8.4 million shares, or 17.2%, of our common stock and affiliates of Abrams Capital, LLC will beneficially own approximately 5.9 million shares, or 12.1% of our common stock. Three of our directors are associated with these stockholders. As a result, Fortress, Greenhill, and Abrams Capital, LLC could exert significant influence over our management and policies and may have interests that are different from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, this concentration of ownership may have the effect of preventing, discouraging or deferring a change of control, which could depress the market price of our common stock.

Morgan Stanley will receive benefits from this offering in addition to its underwriting discount.

We intend to use approximately $33.2 million of the proceeds from this offering to repay the debt outstanding under our credit facility with an affiliate of Morgan Stanley, an underwriter in this offering. See "Use of Proceeds" and "Underwriting—Relationships." This use of proceeds may create a conflict of interest because it may give the affiliate of Morgan Stanley an interest in the successful completion of this offering beyond the underwriting discounts and commissions Morgan Stanley will receive from this offering. Although not required under the Conduct Rules of the NASD, Inc., this offering is being made using a "qualified independent underwriter" as contemplated by Rule 2720. Banc of America Securities LLC has assumed the responsibilities of acting as a qualified independent underwriter. In such role, Banc of America Securities LLC has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement. The initial public offering price of the shares of common stock offered hereby will be no higher than the price recommended by Banc of America Securities LLC. See "Use of Proceeds" and "Underwriting."

An increase in interest rates would result in an increase in our interest expense which could adversely affect our results of operations and financial condition.

Any indebtedness we incur under our $200.0 million credit facility bears interest at floating rates, based on either the federal funds rate or LIBOR. Accordingly, an increase in the federal funds rate or LIBOR could lead to an increase in our interest expense which could have an adverse effect on our results of operations and financial condition.

Our fiduciary obligations to Global Signal OP may conflict with the interests of our stockholders.

Our wholly-owned subsidiary Global Signal GP LLC, as the managing general partner of Global Signal OP, may have fiduciary obligations in the future to the limited partners of Global Signal OP, the discharge of which may conflict with the interests of our stockholders. Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibits such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. For example, if Global Signal GP LLC has a need for liquidity, the timing of a distribution from Global Signal GP LLC to Global Signal Inc. may be a decision that presents such a conflict. The limited partners of Global Signal OP will have the right, beginning one year after they contribute property to the partnership, to cause Global Signal OP to redeem their limited partnership units for cash or shares of our common stock. As managing partner, Global Signal LLC's decision as to whether to exchange units for cash or shares of our common stock may conflict with the interest of our common stockholders.

Limited partners of Global Signal OP may exercise their voting rights in a manner that conflicts with the interests of our stockholders.

Those persons holding units of Global Signal OP, as limited partners, have the right to vote as a class on certain amendments to the operating partnership agreement and individually to approve certain amendments that would adversely affect their rights, which voting rights may be exercised by future limited partners in a manner that conflicts with the interests of those investors who acquire our common stock in this offering.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements which are subject to various risks and uncertainties, including without limitation, statements relating to the operating performance of our communications sites and financing needs. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue" or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, a decrease in the demand for our wireless communications sites, the economies, real estate markets and wireless communication industry in the regions where our sites are located, consolidation in the wireless industry, the creditworthiness of our tenants, competing technologies, our failure to comply with federal, state and local laws and regulations, our failure to comply with environmental laws, interest rate fluctuations, our ability to qualify as a REIT, REIT distributions requirements and the stock ownership limit imposed by the Internal Revenue Code for REITs. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our management's views as of the date of this prospectus. The "Risk Factors" and other factors noted throughout this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement. For a discussion of our critical accounting policies see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates."

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of common stock will be approximately $108.5 million, or approximately $125.1 million if the underwriters exercise their overallotment option in full, based upon an assumed public offering price per share of $17.00, after deducting assumed underwriting discounts, commissions and estimated offering expenses.

We intend to use the net proceeds of this offering as follows:

•	approximately $33.2 million to repay the debt outstanding under our credit facility with Morgan Stanley, including debt incurred to finance our recent acquisition of additional wireless communications towers located in Georgia, which matures October 1, 2005 and bears interest, at our option, at either the federal funds rate plus 2.1175% per annum or LIBOR plus 2.5% per annum. On May 17, 2004, the interest rate on our credit facility was 3.6%. We use borrowings under the credit facility primarily to fund acquisitions, from time to time, of additional wireless communications towers and other communications sites;

•	approximately $53.0 million to finance the acquisition of Tower Ventures. We expect to finance this acquisition with a portion of the net proceeds from this offering. If the offering is not completed prior to the closing of the acquisition, we expect to finance this acquisition with short-term borrowings under our credit facility which we then expect to repay upon consummation of this offering;

•	approximately $2.1 million to finance the acquisition of the land we currently lease underneath of our sites in a series of transactions for which asset purchase agreements have been signed;

•	approximately $3.8 million to pay for the cost of licensing and implementing PeopleSoft, Cognos and manageStar software systems;

•	approximately $1.2 million to finance our acquisition of the 9% minority interest of the capital stock of Pinnacle Towers Limited, our UK subsidiary, and, upon consummation of that acquisition, approximately $1.0 million (based on an exchange rate of 1 GBP = 1.7692 USD on May 17, 2004) to repay outstanding borrowings under our UK term loan with Bank of Scotland which matures June 30, 2006, and bears interest at 2% above a base rate. On May 17, 2004, the interest rate on that term loan was 5.8%. The proceeds of the term loan were used to fund the communications sites owned by Pinnacle Towers Limited; and

•	approximately $14.2 million to finance the acquisition of 42 communications sites located in Alabama, Connecticut, Florida, Georgia, Kansas, Kentucky, Louisiana, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, and Texas for which we have currently signed non-binding letters of intent. We are seeking to complete our due diligence and execute firm asset purchase agreements for these sites.

DISTRIBUTION POLICY

In general, we will not pay a corporate-level income tax on our earnings to the extent we distribute our earnings to our stockholders. In order to satisfy the REIT requirements, we must distribute to our stockholders an amount at least equal to (1) 90% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gain) plus (2) 90% of the excess of our net income from foreclosure property (as defined in Section 856 of the Internal Revenue Code) over the tax imposed on such income by the Internal Revenue Code less (3) any excess non-cash income (as determined under the Internal Revenue Code). See "Federal Income Tax Considerations." Depending on our results of operations in 2004, we may have already satisfied this REIT requirement for 2004 through payment of our February 5, 2004 ordinary dividend and special distribution and our April 22, 2004 ordinary dividend described below. The actual amount and timing of distributions, however, will be at the discretion of our board of directors and will depend upon our financial condition in addition to the requirements of the Internal Revenue Code. Differences between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the 90% distribution requirements. In addition, Global Signal Inc. is a holding company with no material direct operations and depends on loans, dividends and other payments from its subsidiaries and will be dependent on loans, distributions from Global Signal OP to generate the funds necessary to pay dividends. Global Signal Inc.'s subsidiaries and Global Signal OP are legally distinct from Global Signal Inc. and have no obligation to make funds available to it and Pinnacle Towers Acquisition Holdings LLC is limited by virtue of certain loan covenants from paying dividends to it.

On February 5, 2004, we paid a one-time special distribution of $142.2 million to all of our stockholders, which represented a return of capital. The special distribution was funded with a portion of the proceeds from our mortgage loan. Also, on February 5, 2004, we paid our first ordinary dividend of $0.3125 per share of our common stock, or an aggregate of $12.8 million to all of our stockholders for the three months ended December 31, 2003, and on April 22, 2004 we paid our second ordinary dividend of $0.3125 per share of our common stock, or an aggregate of $13.1 million, of which $11.3 million represented a return of capital, for the three months ended March 31, 2004. On May 11, 2004, we declared an ordinary dividend of $0.2095 per share of our common stock for the period of April 1, 2004 through May 31, 2004 to be paid on June 14, 2004 to all stockholders of record as of May 26, 2004. We are paying this dividend so that holders of our common stock prior to the offering will receive a distribution for the period prior to the offering. Purchasers of shares of our common stock in this offering will not be entitled to this dividend. We intend to pay a dividend for the one month ended June 30, 2004 and thereafter to continue to make regular quarterly distributions to the holders of our common stock. Distributions, including distribution of capital, assets or dividends, will be made at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant.

It is anticipated that distributions generally will be either (1) taxable as ordinary income, (2) a non-taxable return of capital or (3) taxable as a long-term capital gain. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their federal income tax status. For a discussion of the federal income tax treatment of distributions by us, see "Federal Income Tax Considerations — Taxation of Global Signal" and "— Taxation of Stockholders."

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2004 on (i) an actual basis and (ii) pro forma as adjusted to give effect to the sale of shares of our common stock offered by us in this offering at an assumed initial public offering price of $17.00, after deducting assumed underwriting discounts, commissions and estimated offering expenses payable by us and the use of the proceeds as described under "Use of Proceeds."

	As of March 31, 2004
	Actual	Pro Forma As Adjusted (1)
	(dollars in thousands)
Cash and cash equivalents	$25,321	$25,321

Current portion of long-term debt (2)	$36,473	$3,319
Long-term obligations	411,382	411,382
Stockholders' equity:
Preferred stock, $0.01 par value: 20 million shares authorized; no shares issued and outstanding on an actual and pro forma as adjusted basis	—	—
Common stock, $0.01 par value: 100 million shares authorized on an actual and 150 million shares authorized on a pro forma as adjusted basis; 41.2 million shares issued and outstanding on an actual and 48.2 million shares issued and outstanding on a pro forma as adjusted basis (3)	412	482
Additional paid-in capital	56,824	165,254
Accumulated other comprehensive loss	(4,975)	(4,975)
Retained earnings	—	—
Total stockholders' equity	52,261	160,761
Total capitalization	$500,116	$575,462

(1)	The adjustments in this column reflect the sale by us of 7,000,000 shares of common stock in this offering at an estimated price of $17.00 per share, the mid-point of the range shown on the cover of the prospectus and the application of a portion of the net proceeds of this offering to repay the outstanding borrowings under our credit facility and to fund the Tower Ventures acquisition as more fully described in the pro forma financial statements and the related notes included elsewhere in this prospectus, as if they had occurred on March 31, 2004.

(2)	Reflects the repayment of $33.2 million of debt outstanding under our credit facility that will occur concurrently with the completion of this offering. It does not reflect the anticipated repayment of our UK term loan, which is not expected to occur concurrently with the completion of this offering.

(3)	The common stock outstanding as of March 31, 2004 as shown excludes (i) 2,103,068 shares of common stock available for future issuance under our stock option plan, (ii) 4,490,076 shares of common stock issuable under outstanding options granted under our stock option plan, (iii) 700,000 shares of common stock (805,000 shares if the underwriters exercise their overallotment option in full) issuable to FRIT PINN LLC, an affiliate of Fortress, and Greenhill, or affiliates of such entities, pursuant to an option granted to them in March 2004 allowing them to purchase a number of shares equal to an aggregate of 10% of the shares sold in this offering, (iv) 1,032,720 shares of common stock issuable under then outstanding warrants of which, as of May 17, 2004, warrants to purchase 418,936 shares have been exercised, including 418,050 shares issued to Fortress on April 5, 2004 pursuant to the exercise of warrants, and (v) 20,000 shares of common stock, in the aggregate, to be granted to Messrs. Robert H. Gidel, Douglas L. Jacobs, Howard Rubin and Mark Whiting on the first day following the consummation of this offering pursuant to our board compensation package. On May 12, 2004, we filed a certificate of amendment to our amended and restated certificate of incorporation that increased the number of shares of common stock authorized from 100 million to 150 million shares.

DILUTION

Our net book value attributable to common stockholders on March 31, 2004 was approximately $52.3 million, or $1.27 per share of common stock.

After giving effect to this offering, our net book value attributable to common stockholders on March 31, 2004 would have been $160.8 million, or $3.34 per share of common stock. The adjustments made to determine net book value per share are the following:

•    increasing equity and assets to reflect the estimated net proceeds of the offering as described under "Use of Proceeds" at an assumed initial public offering price of $17.00 per share the midpoint of the range listed on the cover page of this prospectus; and

•    adding the number of shares of common stock offered by this prospectus to the number of shares of common stock outstanding.

The following table illustrates the increase in net book value of $2.07 per share of common stock and the dilution (the difference between the offering price per share of common stock and net book value per share of common stock) to new investors:

Initial public offering price per share of common stock		$17.00
Net book value per share of common stock prior to the offering	$1.27
Increase in net book value per share of common stock attributable to investors in the offering	2.07
Net book value per share of common stock, after the offering		3.34
Dilution to new investors		$13.66

The following table shows the difference between existing stockholders as of May 17, 2004 and new investors with respect to the number of shares purchased, the total consideration paid after giving effect to both the $142.2 million one-time special distribution paid on February 5, 2004, and $11.3 million of our first quarter dividend paid on April 22, 2004, which represented returns of capital and the average price paid per share of common stock. We have used an assumed initial public offering price of $17.00 per share, the midpoint of the range listed on the cover page of this prospectus.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders	41,854,155	85.7%	$58,529,140	33.0%	$1.40
New investors	7,000,000	14.3	119,000,000	67.0	17.00
Total	48,854,155	100.0%	$177,529,140	100.0%	$3.63

The above table reflects our existing stockholders and their shares outstanding as of May 17, 2004 and assumes no further exercise of outstanding options or warrants to purchase shares of our common stock. The above table also excludes the Fortress and Greenhill options to be issued in connection with this offering and the grant of 20,000 shares of common stock to be made on the first day following the consummation of this offering to certain of our directors pursuant to our board compensation package. As of May 17, 2004, there were outstanding options and warrants to purchase a total of 4,821,984 shares of common stock, of which warrants to purchase 613,784 shares of common stock have an exercise price of $8.53, options to purchase 3,593,200 shares of common stock have a weighted average exercise price of $6.52 per share and options to purchase 615,000 shares of common stock have an exercise price equal to the offering price per share in this offering or $25 per share if this offering is not consummated by December 31, 2004. In addition, FRIT PINN LLC, an affiliate of Fortress, and Greenhill, or affiliates of such entities, hold options to purchase an aggregate of 700,000 shares of common stock (805,000 shares if the underwriters exercise their overallotment option in full) with an exercise price equal to the offering price per share in this offering and we will grant 20,000 shares of common stock, in the aggregate, to Messrs. Robert H. Gidel, Douglas L. Jacobs, Howard Rubin and Mark Whiting on the first day following the consummation of this offering pursuant to our board compensation package. If all outstanding options and warrants were fully exercised including the Fortress and Greenhill options to be issued in connection with this offering and we granted 20,000 shares of common stock to certain of our directors pursuant to our board compensation package, the dilution to new investors would be $13.06 per share.

If the underwriters fully exercise their overallotment option and including the 20,000 shares to be issued to certain directors, the number of shares of common stock held by existing holders will be reduced to 83.8% of the aggregate number of shares of common stock outstanding after this offering and the number of shares of common stock held by new investors will be increased to 8,070,000 or 16.2%, of the aggregate number of shares of common stock outstanding after this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial and other data. The balance sheet data as of December 31, 1999, 2000, 2001, 2002, and 2003 and the statements of operations and statements of cash flows data for the years ended December 31, 1999, 2000, 2001, and 2003 and the ten months ended October 31, 2002 and the two months ended December 31, 2002 are derived from our audited consolidated financial statements. The balance sheet data as of October 31, 2002 and March 31, 2003 and 2004 and the statements of operations for the three months ended March 31, 2003 and 2004, are derived from our unaudited condensed consolidated interim financial statements. The pro forma as adjusted statement of operations data reflects the February 5, 2004 issuance of the $418.0 million mortgage loan and the application of a portion of the mortgage loan net proceeds to repay the $234.4 million of then outstanding borrowings under our old credit facility, this offering of 7,000,000 shares of common stock at an assumed price of $17.00 per share, the mid-point of the range shown on the cover of this prospectus, and the application of a portion of the net proceeds of this offering to repay the outstanding borrowings under our credit facility and to fund the Tower Ventures acquisition, as more fully described in the pro forma financial statements and the related notes included elsewhere in this prospectus, as if they had occurred on January 1, 2003 and 2004 for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively. The pro forma as adjusted balance sheet data reflect this offering and the application of a portion of the net proceeds of this offering to repay the outstanding borrowings under our credit facility and to fund the Tower Ventures acquisition as if they had occurred on March 31, 2004.

On November 1, 2002, we emerged from Chapter 11. In accordance with AICPA Statement of Position 90-7 Financial Reporting by Entities in Reorganization Under the Bankruptcy Code ("SOP 90-7"), we adopted fresh start accounting as of November 1, 2002 and our emergence from Chapter 11 resulted in a new reporting entity. Under fresh start accounting, the reorganization value of the entity is allocated to the entity's assets based on fair values, and liabilities are stated at the present value of amounts to be paid determined at appropriate current interest rates. The effective date is considered to be the close of business on November 1, 2002 for financial reporting purposes. The periods presented prior to November 1, 2002 have been designated "predecessor company" and the periods starting on November 1, 2002 have been designated "successor company." As a result of the implementation of fresh start accounting as of November 1, 2002, our financial statements after that date are not comparable to our financial statements for prior periods because of the differences in the basis of accounting and the debt and equity structure for the predecessor company and the successor company. The more significant effects of the differences in the basis of accounting on the successor company's financial statements are (1) lower depreciation and amortization expense as a result of the revaluation of our long-lived assets downward by $357.2 million through the application of fresh start accounting, and (2) lower interest expense as a result of the discharge of $404.8 million of debt upon our emergence from bankruptcy.

The information set forth below should be read in conjunction with "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements, our condensed consolidated interim financial statements, our pro forma condensed consolidated financial statements, the Tower Ventures' statements of revenue and certain expenses, and each of their related notes included elsewhere in this prospectus.

Selected Historical Consolidated Financial Information

	Predecessor Company				Successor Company
	Year Ended December 31,			Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003		Three Months Ended March 31, 2003		Three Months Ended March 31, 2004
	1999	2000	2001			Historical	Pro Forma As Adjusted			Historical	Pro Forma As Adjusted
	(dollars in thousands, except per share data)
Statement of Operations Data (1):
Revenue	$81,461	$163,482	$178,020	$140,646	$28,285	$169,233	$173,693		$41,407	$43,574	$44,774
Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion expense)	24,443	57,748	67,259	48,060	9,361	56,343	57,533		13,388	13,485	13,807
Gross margin	57,018	105,734	110,761	92,586	18,924	112,890	116,160		28,019	30,089	30,967
Other expenses:
Selling, general and administrative	16,502	54,052	47,898	27,496	4,818	26,926	26,926		6,516	6,559	6,559
State franchise, excise and minimum taxes	1,107	1,184	1,877	1,671	331	848	848		209	172	172
Depreciation, amortization and accretion (2)	55,886	112,510	119,337	74,175	7,512	44,496	48,035		11,176	11,838	12,723
Non-cash stock based compensation expense for services	—	—	—	—	—	1,479	1,479		—	2,604	2,604
Impairment loss on assets held for sale	—	—	46,592	1,018	—	—	—		—	—	—
Impairment loss on assets held for use	—	—	246,780	4,541	—	—	—		—	—	—
Reorganization costs	—	—	—	59,124	—	—	—		—	—	—
Unsuccessful debt restructuring costs	—	—	1,702	—	—	—	—		—	—	—
Total operating expenses	73,495	167,746	464,186	168,025	12,661	73,749	77,288		17,901	21,173	22,058
Operating income (loss)	(16,477)	(62,012)	(353,425)	(75,439)	6,263	39,141	38,872		10,118	8,916	8,909
Gain (loss) on extinguishment of debt	—	—	—	404,838	—	—	(8,449)		—	(8,449)	(8,449)
Interest expense, net	(46,661)	(65,707)	(88,731)	(45,720)	(3,989)	(20,352)	(24,789)		(5,717)	(6,090)	(6,225)
Other income (expense)	(2,930)	(163)	113	533	(136)	(16)	(16)		(5)	(9)	(9)
Income tax (expense) benefit	—	575	6,630	5,195	(19)	665	665		76	(11)	(11)
Income (loss) from continuing operations	(66,068)	(127,307)	(435,413)	289,407	2,119	19,438	$6,283		4,472	(5,643)	$(5,785)
Income (loss) from discontinued operations	2,045	3,012	(7,145)	(33,157)	(66)	(1,100)			17	(99)
Income (loss) before gain (loss) on sale of properties	(64,023)	(124,295)	(442,558)	256,250	2,053	18,338			4,489	(5,742)
Gain (loss) on sale of properties	—	—	(5,644)	(78)	(2)	(302)			(58)	205
Net income (loss)	$(64,023)	$(124,295)	$(448,202)	$256,172	$2,051	$18,036			$4,431	$(5,537)
Net income (loss) applicable to common stockholders	$(64,023)	$(124,295)	$(448,202)	$256,172	$2,051	$18,036			$4,431	$(5,537)
Income (loss) from continuing operations per share (basic) (3)	$(2.02)	$(2.65)	$(8.99)	$5.95	$0.05	$0.47	$0.11		$0.11	$(0.14)	$(0.10)
Income (loss) from continuing operations per share (diluted) (3)	$(2.02)	$(2.65)	$(8.99)	$5.95	$0.05	$0.47	$0.11		$0.11	$(0.14)	$(0.10)
Net income (loss) per share (basic)	$(1.96)	$(2.59)	$(9.25)	$5.27	$0.05	$0.44			$0.11	$(0.13)
Net income (loss) per share (diluted)	$(1.96)	$(2.59)	$(9.25)	$5.27	$0.05	$0.44			$0.11	$(0.13)
Ordinary cash dividends declared per share of common stock	$—	$—	$—	$—	$—	—			—	$0.31
Special cash distribution declared per share	$—	$—	$—	$—	$—	—		$		$3.47
Table continues on next page.

	Predecessor Company				Successor Company
	Year Ended December 31,			Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003		Three Months Ended March 31, 2003	Three Months Ended March 31, 2004
	1999	2000	2001			Historical	Pro Forma As Adjusted		Historical	Pro Forma As Adjusted
	(dollars in thousands, except per share data)
Weighted average shares of common stock outstanding (basic)(4)	32,588	47,918	48,431	48,573	41,000	41,000	57,051	41,000	41,058	57,109
Weighted average shares of common stock outstanding (diluted)(4)	32,588	47,918	48,431	48,573	41,000	41,112	57,163	41,000	41,058	57,109
Statement of Cash Flows Data:
Net cash provided by operating activities	$22,385	$15,542	$27,125	$20,869	$7,193	$59,218	$58,051	$14,912	$20,876	$21,619
Net cash used in investing activities	(549,492)	(473,730)	(27,184)	(3,920)	(727)	(36,181)	(111,527)	(1,068)	(14,311)	(89,657)
Net cash provided by (used in) financing activities	608,418	407,692	(31,687)	(22,102)	(9,626)	(17,840)	57,506	(7,678)	9,344	84,690
Purchases of property and equipment	36,392	59,993	28,787	9,273	762	8,544	8,544	2,056	2,294	2,294
	Predecessor Company				Successor Company
									March 31, 2004
	December 31, 1999	December 31, 2000	December 31, 2001	October 31, 2002	December 31, 2002	December 31, 2003		March 31, 2003	Historical	Pro Forma As Adjusted
Balance Sheet Data:	(dollars in thousands, except per share data)
Cash and cash equivalents	$94,863	$44,233	$13,187	$21,819	$4,350	$9,661		$10,555	$25,321	$25,321
Total assets	1,130,504	1,469,607	1,034,333	909,098	530,645	525,040		525,760	549,297	624,759
Total long-term obligations, less current portion	713,169	883,792	9,274	6,610	263,344	263,153		255,769	417,036	417,152
Total stockholders' equity	374,226	534,103	83,798	354,917	207,377	225,453		211,685	52,261	160,761

(1)	During the ten months ended October 31, 2002, the two months ended December 31, 2002, the year ended December 31, 2003 and the three months ended March 31, 2003 and 2004, we disposed of, or held for disposal by sale, certain non-core assets and under performing sites which have been accounted for as discontinued operations. Their results for all periods presented are not included in results from continuing operations.
(2)	Depreciation, amortization and accretion expense for the ten months ended October 31, 2002 and two months ended December 31, 2002 are not proportional because the successor company's depreciable assets have a lower basis. Following the restructuring transaction, assets were revalued, including all long-lived assets, to their fair market value, thereby lowering the depreciable basis.
(3)	Pro forma as adjusted net income (loss) per share (basic and diluted) represents amounts from continuing operations.
(4)	On a pro forma as adjusted basis, the weighted average number of shares of common stock outstanding for both basic and diluted earnings per share includes (1) 7,000,000 shares of common stock to be issued in this offering, (2) 20,000 shares to be issued to certain directors pursuant to the directors compensation package immediately following the completion of this offering and (3) 9,031,088 shares of common stock as required under Staff Accounting Bulletin Topic 1:B:3 to reflect the number of shares which would have to be issued to replace the capital dividends paid to our stockholders in excess of accumulated earnings. The number of shares included under Staff Accounting Bulletin Topic 1:B:3 is equal to the sum of the $142.2 million special dividend paid on February 5, 2004 plus $11.3 million of our April 22, 2004 dividend representing the portion of that dividend in excess of our accumulated earnings to date divided by an assumed offering price of $17.00 per share of our common stock, the mid-point of the range on the cover of this prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with "Selected Consolidated Financial and Other Data" and our consolidated financial statements included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements which include numerous risks and uncertainties as described in "Cautionary Statement Regarding Forward-Looking Statements" and in "Risk Factors." For purposes of this discussion, "2003" refers to the year ended December 31, 2003, and "2001" refers to the year ended December 31, 2001.

Executive Overview

Global Signal, formerly known as Pinnacle Holdings Inc., is one of the largest wireless communications tower owners in the United States, based on the number of towers owned. For the year ended December 31, 2003 and three months ended March 31, 2004, all of our revenues came from our ownership, leasing and management of wireless communications towers and other communications sites. Our sites are primarily located in the southeastern and mid-Atlantic regions of the country. As of December 31, 2003 and March 31, 2004, we owned 2,206 and 2,199 towers, respectively, and 251 other communications sites at both dates. As of December 31, 2003 and March 31, 2004, we owned in fee or had long-term easements on the land under 787 and 789 of these towers, respectively and we leased the land under 1,419 and 1,410 towers, respectively. The average remaining length of our ground leases including renewal options was approximately 20.7 years at December 31, 2003 and 20.6 years at March 31, 2004. In addition, as of December 31, 2003 and March 31, 2004, we managed 819 and 781 towers, rooftops and other communications sites, respectively, where we had the right to market space or where we had a sublease arrangement with the site owner. As of December 31, 2003 and March 31, 2004, we owned or managed a total of 3,276 and 3,231 communications sites, respectively. As of May 12, 2004, we owned substantially all of the assets and conducted our operations through an operating partnership, Global Signal Operating Partnership, L.P., or "Global Signal OP." Global Signal Inc. is the special limited partner and our wholly-owned subsidiary, Global Signal GP LLC, is the managing general partner of Global Signal OP. Global Signal Inc. holds 99% of the partnership interests and Global Signal GP LLC holds 1% of the partnership interests in Global Signal OP.

We are organized and conduct our operations to qualify as a REIT for federal income tax purposes. As such, we will generally not be subject to federal income tax on that portion of our income that is distributed to our stockholders if we distribute at least 90% of our REIT taxable income to our stockholders and comply with various other requirements.

The majority of our customer base is comprised of wireless service providers. In addition we serve a broad array of government agencies, operators of private networks and broadcasters. The economic and industry factors relevant to our business fall into the following four primary categories: (1) the growth in the number of wireless subscribers, (2) the increasing wireless usage per subscriber, (3) customer demand for high network quality and ubiquitous coverage, and (4) the development and adoption of new wireless technologies, devices and applications. Over the past ten years, new wireless technologies, devices and applications have become more advanced and broadly utilized by wireless subscribers. As new technologies, devices and applications have developed, new networks have been deployed to support the more advanced applications and the growth in the number of wireless subscribers while more mature technologies, such as paging, have experienced shrinking subscriber bases and network contraction. Some of the key indicators that we regularly monitor to evaluate growth trends affecting wireless technology usage are the growth or contraction of a particular technology's wireless subscribers and the usage as measured in minutes of use or network capacity utilization.

The material opportunities, challenges and risks of our business have changed significantly over the past two years. Most recently, concurrent with an increased focus on improving network quality, many of our wireless customers have experienced a general improvement in their overall financial condition. This has resulted in an increase in these customers' abilities to invest in their networks and a related increase in our telephony tenant base. During 2003 and the first quarter of 2004, the demand by wireless telephony service providers for our communications sites increased compared to the demand we experienced during

2002 and 2001. Our growth will be primarily affected by the future demand for communications sites by wireless telephony service providers and government agencies. The demand for communications site space by wireless telephony service providers will be driven by growth in their subscribers' utilization of wireless telephony services, including utilization of their networks for data services. In addition, demand could also be affected by carrier consolidation, because consolidation could result in duplicative coverage and excess network capacity. Recently, Cingular announced that it will acquire AT&T Wireless, which could impact tenant lease revenue at some of our communications sites. For example, as of March 31, 2004, 124 of our sites are occupied by both Cingular and AT&T Wireless and the combined revenues from AT&T Wireless and Cingular on these sites was approximately $1.5 million for the three months ended March 31, 2004. In addition, these tenants may also be located on nearby wireless communications towers owned by our competitors. The demand for communications site space by government entities will be driven by the agencies' demand for new digital networks and the ability to communicate with other government agencies as well as their ability to gain funding for such networks.

Since our reorganization, we have installed a new management team, reengineered our business processes and reduced our debt. Our debt was reduced primarily as a result of the extinguishment of $404.8 million of indebtedness pursuant to the terms of our reorganization in November 2002. We have subsequently refinanced our balance sheet through a $418.0 million tower asset securitization in February 2004, which has provided us with low cost fixed rate debt. Furthermore, we have disposed of certain non-core communications sites and under performing sites to enhance our operating margins. Our growth opportunities are primarily linked to organic growth on our existing towers and acquiring and developing new towers on which our wireless customers will seek to locate their equipment, thereby growing our overall tenant base.

A key component of our growth strategy is our capital management strategy, which supports the financing of our new tower development and tower acquisition strategy. Our capital management strategy is to finance newly acquired assets, on a long-term basis, using low cost fixed rate debt obtained through the issuance of mortgage-backed securities combined with a portion of the proceeds from this offering. To accomplish this, we plan to first use proceeds from this offering and then we plan to finance newly acquired and developed wireless communications sites through borrowings on our credit facility, which we expect will be repaid with proceeds from the issuance of mortgage-backed securities. As of December 31, 2003 and March 31, 2004, our debt to EBITDA for the prior twelve months was 3.2 times and 6.1 times, respectively. As of December 31, 2003 and March 31, 2004, our debt to net income for the prior twelve months was 14.7 times and 55.5 times, respectively. At December 31, 2003 we had current assets of $17.6 million compared to debt of $264.2 million. At March 31, 2004, we had current assets of $33.8 million compared to debt of $447.9 million. At March 31, 2004, our debt consists primarily of a $417.5 million mortgage loan with interest at a weighted average fixed interest rate of 5.0% and $28.2 million of debt outstanding under our $200.0 million credit facility with interest at LIBOR plus 2.5% (3.6% at May 17, 2004). See "—Credit Facility" and "—Securitization".

Prior to our reorganization we acquired certain assets unrelated to our core tower business, which have subsequently been sold, and our former management was unable to efficiently integrate and manage our communications sites. Our current growth strategy, which is in part based on a new site acquisition and development strategy, is significantly different. The primary differences are (1) our strategy to finance our assets using a capital structure which we believe does not rely on growth to reduce leverage and uses low cost fixed rate debt obtained through the issuance of mortgage-backed securities combined with a portion of the proceeds from this offering to finance our new tower acquisitions and development growth, (2) our strategy to buy core tower assets with in-place telephony or government tenants where we believe there is a high likelihood of multiple lease renewals, (3) our stringent underwriting process which evaluates each asset individually and prices each asset based on its current yield and the asset and tenant attributes and location of the asset, and (4) our focus on integrating, maintaining and operating the assets we buy efficiently and effectively. As an illustration of our focus on maintaining and operating our assets, since our emergence from bankruptcy, we have invested approximately $2.2 million to inventory and digitally catalog all of the important documents related to owning and operating our assets, including performing environmental assessments on all of our U.S. sites and performing title reviews on over 800 of our most profitable sites. Prior to our reorganization, we incurred net losses of approximately $448.2 million in 2001 and $124.3 million in 2000. In connection with our reorganization, we adopted fresh start accounting as of November 1, 2002. The net effect of all fresh start accounting adjustments resulted in our revaluing our assets downward by $357.2 million.

The primary factors affecting our determination of the value of a communications site are its location and the immediate area's competitive structures and tenant base and their credit quality. Our communications sites are primarily located in the southeastern and mid-Atlantic regions of the United States, in addition to our sites in Canada and the United Kingdom. The locations of our sites are diverse and include sites along active transportation corridors, in dense urban centers and in growing surburban communities. We also have a diverse tenant base, which includes government agencies, large and small wireless service providers and operators of private communication networks. The credit quality of our tenants varies greatly from investment grade credits to small independent operations. As of December 31, 2003 and March 31, 2004, our communications sites averaged 4.2 and 4.1 tenants per owned tower, respectively.

Revenues

We generate all of our revenues from leasing space on communications sites to various tenants including wireless service providers, government agencies, operators of private networks, and broadcasters. Factors affecting our revenues include the rate at which our customers deploy capital to enhance and expand their networks, the rate at which customers rationalize their networks, the renewal rates of our tenants and fixed-price annual escalation clauses in our contracts that allow us to increase our tenants rental rates over time.

For the three months ended March 31, 2004, 80% and 90%, respectively, of our revenues and gross margin were generated from our owned sites, while 20% and 10%, respectively, of our revenues and gross margin were generated from our managed sites. For the year ended December 31, 2003, 79% and 89%, respectively, of our revenues and gross margin was generated from our owned sites, while 21% and 11%, respectively, of our revenues and gross margin was generated from our managed sites. Typically, our tenant lease agreements are specific to a site, are for terms of one to ten years, and are renewable for multiple pre-determined periods at the option of the tenant. Rents under the tenant leases are generally due to us on a monthly basis, and revenues from each agreement are recognized monthly. These agreements typically contain fixed-price annual escalation clauses, however rental revenues are recognized in our financial statements on a straight-line basis over the contractual term of the agreements.

Our tenants are responsible for the installation and maintenance of their equipment at our sites. These tenants transmit from our sites utilizing a wide variety of technologies including personal communication services (PCS), cellular, enhanced specialized mobile radio (ESMR), mobile radio, paging, and radio and television broadcast. For the months of December 2001, 2002, 2003, and March 2004 our revenue mix for the primary technology categories was as follows:

Revenues Percentage by Tenant Technology Type

Tenant Technology Type	Percent of Revenues for the Month of December 2001	Percent of Revenues for the Month of December 2002	Percent of Revenues for the Month of December 2003	Percent of Revenues for the Month of March 2004
Telephony (PCS, cellular, ESMR)	31.3%	36.1%	40.6%	41.4%
Mobile radio	31.7	29.3	25.8	25.0
Paging	25.4	22.5	21.6	21.6
Broadcast	6.1	6.9	7.1	7.3
Wireless data and other	5.5	5.2	4.9	4.7
Total	100.0%	100.0%	100.0%	100.0%

Direct Site Operating Expenses and Other Expenses

Direct site operating expenses consist of ground rents (if we do not own the land at our site), utilities, property and ad valorem taxes, insurance and site maintenance cost. Other shared costs such as property management, site operations and contract administration, are included in selling, general and administrative as described below. Because the costs of operating an owned site generally do not increase significantly as we add additional tenants, new lease revenues from additional tenants to a particular site provide high incremental gross margin for that site. Similarly, the loss of any tenant on an owned site does not significantly reduce the costs associated with operating the site; and as a result, the lost lease revenues will reduce cash flow and gross margin from the site. Fluctuations in our gross margins on owned sites are directly related to changes in our tenant lease revenues. For managed sites, we typically pay the site owner either a fixed fee, a percentage of revenues or a combination of a fixed fee plus a percentage of revenues. In instances where we pay the landlord a percentage of revenues, changes in revenues result in an increase or decrease, as applicable, in our communications site operating costs.

Selling, general and administrative expenses consist of five major components: (1) sales, marketing and co-locations, (2) property management and site operations, (3) contracts administration, (4) business development including acquisitions and new builds, and (5) administrative support including legal, finance, accounting, and information technology.

Acquisitions and Dispositions of Communications Sites

Our financial results are also impacted by the timing, size and number of acquisitions and dispositions we complete in a period. Our number of communications sites decreased from 3,881 at December 31, 2001 to 3,231 at March 31, 2004. We routinely review and dispose of under-performing sites which generate negative cash flows and which are not compatible with our strategy. During 2002, our dispositions principally related to our sale of 266 non-core microwave sites. During 2003 and the three months ended March 31, 2004, we disposed of 134 and 18 under-performing sites, respectively, primarily consisting of managed sites and as of March 31, 2004, we had 86 other sites held for sale.

During 2001, we reclassified our portfolio of five wireline telephony co-location facilities to assets held for sale. Three were sold in 2001 and two were sold in the ten months ended October 31, 2002. These facilities contributed $6.4 million and $1.1 million to revenues during 2001 and the ten months ended October 31, 2002 for the successor company, respectively, prior to the sale of the last facility in October 2002. These dispositions are not classified in "discontinued operations" as they did not meet the required segment criteria in 2001 and this was prior to our adoption of Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment and Disposal of Long-lived Assets".

In 2002, we sold other assets including certain rental buildings, two wholly-owned subsidiaries and a portfolio of microwave tower sites. The results of operations for these assets have been reclassified to discontinued operations under SFAS No. 144 which became effective January 1, 2002. In addition, the under-performing sites we disposed of in 2002 that were not previously held for sale were also reclassified as discontinued operations.

On September 23, 2003, a majority of our stockholders formed a new company, Pinnacle Towers Acquisition Holdings LLC ("Pinnacle Acquisition"), then known as Pinnacle Towers Acquisition Inc.

This entity had no operations until December 4, 2003, when it acquired, from TowerCom Enterprises, L.L.C. and its affiliates, a portfolio of 67 towers with 132 telephony tenant leases which are primarily located in Florida, Georgia, Alabama and Mississippi and are generally less than four years old. The purchase price was $26.3 million in cash, and Pinnacle Acquisition accounted for the purchase using purchase accounting. Pinnacle Acquisition was initially funded through a $100.0 million committed acquisition credit facility, provided by Morgan Stanley, which was increased to $200.0 million on February 6, 2004. In addition, on February 6, 2004, we exercised our option to acquire all the outstanding common stock of Pinnacle Acquisition, and Pinnacle Acquisition became our wholly-owned subsidiary. We acquired the common stock of Pinnacle Acquisition for approximately $21,000. Global Signal and Pinnacle Acquisition had 99% common controlling stockholders. Because our acquisition of Pinnacle Acquisition was a business combination among "entities under common control," we have accounted for it in a manner similar to a pooling of interests. As a result, we have included the financial statements of Pinnacle Acquisition in our 2003 financial statements included elsewhere in this prospectus, beginning September 23, 2003. For the three months ended March 2004, revenues from these towers represented 1.8% of our revenues.

Reorganization

Prior to our reorganization, we funded our operations through bank credit facilities and issuances of debt and equity securities. Prior to our emergence from bankruptcy, we were unable to meet our financial obligations due primarily to (1) our highly leveraged capital structure, (2) the non-strategic acquisition of assets we have subsequently disposed of that were unrelated to our core tower business and (3) the inability of our former management to efficiently integrate and manage our communications sites. In addition, to a lesser extent, we were unable to meet our financial obligations due to the reduced amount of capital spending by wireless carriers on their networks in 2001 and 2002. On May 21, 2002, Global Signal, then known as Pinnacle Holdings Inc., filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On October 9, 2002, the Bankruptcy Court entered an order confirming the Second Amended Joint Plan Of Reorganization dated September 23, 2002 (the "Prearranged Plan"), which became effective on November 1, 2002.

Under the prearranged plan of reorganization, Fortress and Greenhill purchased 22,526,598 shares of our common stock for an aggregate purchase price of $112.6 million and elected to receive an additional 9,040,166 shares of common stock in lieu of $45.2 million of cash for the 10% senior notes due 2008 (senior notes) they held making their total investment in the company in connection with the reorganization $157.8 million. Other senior noteholders entitled to receive $47.2 million of cash elected to receive 9,433,236 shares of common stock in lieu of cash, making the total equity investment $205.0 million. In December 2002 Fortress purchased 1,440,000 shares of common stock from Abrams Capital Partners I, L.P., Abrams Capital Partners II, L.P., and Whitecrest Partners, L.P., affiliates of Abrams Capital LLC, our third largest stockholder, for an aggregate purchase price of approximately $7.3 million. On February 5, 2004, Fortress and Greenhill's total investment was reduced by $113.8 million to $51.3 million (including the amount invested in connection with the purchase of shares from Abrams Capital, LLC and certain of its affiliates) as a result of our special distribution which represented a return of capital. In April 2004, Fortress exercised its warrants for 418,050 shares at an aggregate exercise price of $3.6 million and Fortress and Greenhill received a return of capital related to their portion of our April dividend to the extent it exceeded accumulated earnings to date in the amount of $9.0 million, thereby decreasing the Fortress and Greenhill investment to $45.9 million.

Under the plan, we satisfied $325.0 million of indebtedness related to our senior notes for $21.6 million and 18,473,402 shares of our common stock valued at $92.4 million, and satisfied $187.5 million of indebtedness related to our 5.5% convertible notes due 2007 for $1.0 million and warrants to purchase 820,000 shares of our common stock. In total $404.8 million, including $7.3 million of accrued interest, was discharged under the reorganization. Under the plan, our then existing senior credit facility lenders were paid approximately $93.0 million in cash, with the balance of the full amount owed to them incorporated into an amended and restated credit facility comprising a three-year secured term loan of $275.0 million. In addition, certain of these lenders provided a secured revolving credit facility of $30.0 million. We refer to the term loan and revolving credit facility, collectively, as our old credit facility. On February 5, 2004, the old credit facility was repaid in full and terminated.

Our emergence from bankruptcy and adoption of fresh start accounting resulted in the extinguishment of $404.8 million of indebtedness and significantly reduced our interest expense and depreciation and amortization expense. In addition to our reorganization, we have taken a number of other measures to minimize potential net losses in the future, including the sale of non-performing communications sites, the reduction of overhead and capital expenditures and the installation of a new management team.

2001 Securities and Exchange Commission Investigation

In August 2000, we became the subject of an investigation by the Securities and Exchange Commission. On December 6, 2001, we entered into a settlement with the Commission relating to our original accounting for the August 1999 acquisition of certain communications sites from Motorola, Inc. We restated our financial statements to change our accounting for that transaction in filings made with the Commission in April and May 2001. In the settlement, we consented, without admitting or denying the Commission's findings, to the Commission's entry of an administrative order that we cease and desist from committing or causing violations of the reporting, books and records, and internal control provisions of the federal securities laws. The Commission's order does not claim any violation of the antifraud provisions of the federal securities laws, nor does it assess a monetary penalty or fine against us. As previously disclosed, we cooperated fully with the Commission in its inquiry.

Basis of Accounting

In the following discussion, we refer to ourselves in the periods prior to our emergence from Chapter 11 as "predecessor company" and in the periods subsequent to the date of our emergence from bankruptcy as "successor company." The following is a discussion of our financial condition and results of operations for 2001 and the ten months ended October 31, 2002, for the predecessor company, and the two months ended December 31, 2002, the year ended December 31, 2003, and the three months ended March 31, 2003 and 2004 for the successor company. The discussion should be read in conjunction with our financial statements included elsewhere in this prospectus.

As a result of the adoption of fresh start accounting as of November 1, 2002, our financial statements after that date are not comparable to our financial statements for prior periods because of the differences in the basis of accounting and the different debt and equity structures for the predecessor company and the successor company. The more significant effects of the differences in the basis of accounting on the successor company's financial statements are lower depreciation and amortization expense as a result of the revaluation of our long-lived assets downward by $357.2 million through the application of fresh start accounting, and lower interest expense as a result of the discharge of $404.8 million of debt upon our emergence from bankruptcy. In addition, as required under fresh start accounting, we early adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" at that time.

Recent Developments

On February 5, 2004, our principal operating subsidiary, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries issued a $418.0 million mortgage loan made payable to a newly formed trust. The trust simultaneously issued $418.0 million in commercial mortgage pass-through certificates with terms identical to the mortgage loan. The net proceeds of $397.1 million from the mortgage loan were used primarily to repay $234.4 million of then outstanding borrowings under our old credit facility and to fund a $142.2 million one-time special distribution to our stockholders which represented a return of capital. The remaining net cash proceeds were used to establish a $4.6 million imposition reserve (which was required to be escrowed in connection with our securitization transaction and mortgage loan and relates to taxes, insurance and rents) and the remaining $15.9 million is available to fund operations. In connection with our repayment of the outstanding borrowings under our old credit facility, we expensed the remaining unamortized deferred debt financing cost totaling approximately $8.4 million during the first quarter of 2004. The weighted average fixed interest rate of the various tranches of the mortgage loan was approximately 5.0%, as of May 17, 2004. The mortgage loan has a final maturity date of January 2029, however, the loan documents impose material penalties if we fail to repay the mortgage loan on or prior to January 2009. The mortgage loan requires monthly payments of principal and interest of approximately $2.4 million based on a 25-year amortization. The mortgage loan is secured by mortgages, deeds of trust and deeds to secure debt creating first priority mortgage liens on assets which generated substantially all of our gross margin for the year ended December 31, 2003 and the three months ended March 31, 2004.

On February 5, 2004, we declared and paid an ordinary dividend of $0.3125 per share of our common stock, or an aggregate of $12.8 million.

On February 6, 2004, we amended our $100.0 million credit facility with Morgan Stanley to, among other things, increase the commitment thereunder to $200.0 million and reduce the applicable margin for federal funds rate loans and LIBOR loans to 2.1175% and 2.50%, respectively. We extended the maturity date to February 6, 2005, and the maturity date will be further extended to October 1, 2005 upon consummation of the offering. In addition, we pledged 100% of our ownership interest in Pinnacle Towers Acquisition Holdings LLC, then known as Pinnacle Towers Acquisition Inc., which pledge was to be reduced to 50% of our interest upon consummation of the offering and we succeeded the prior stockholders of Pinnacle Towers Acquisition Holdings LLC as guarantor under the credit facility. On May 12, 2004, we further amended the credit facility in connection with the implementation of the UPREIT operating partnership structure to, among other things, substitute Global Signal OP for Global Signal Inc. as the guarantor and the pledgor under the credit facility. In addition, upon consummation of this offering Global Signal OP will no longer be required to pledge its ownership interest in Pinnacle Towers Acquisition Holdings LLC.

On February 11, 2004, our board of directors approved a two-for-one stock split. In addition, our stockholders approved increases in our authorized number of shares of common stock to 100,000,000 and preferred stock to 20,000,000. All shares of common stock and per share of common stock amounts have been retroactively restated to give effect to the stock split. On February 11, 2004, our stockholders approved an increase of 2,000,000 shares in the shares available under the stock option plan and, effective as of January 1, 2005, subsequent annual increases of the lesser of 1,000,000 shares or 2% of the outstanding number of shares of common stock on the last day of the immediately preceding fiscal year.

On March 22, 2004, we declared an ordinary dividend of $0.3125 per share of common stock or an aggregate of $13.1 million of which $11.3 million represented a return of capital, for the three months ended March 31, 2004, and paid it on April 22, 2004 to all stockholders of record as of April 9, 2004.

On April 22, 2004, Pinnacle Towers Acquisition LLC, our wholly-owned subsidiary, executed an agreement to acquire all of the membership interests in Tower Ventures III LLC ("Tower Ventures") from five non-affiliated sellers for $52.0 million in cash, plus $1 million we expect to incur in estimated fees and expenses. Tower Ventures owns 97 wireless communications towers located primarily in Tennessee, Mississippi, Missouri and Arkansas. The sites are generally less than four years old and generate substantially all of their revenue from approximately 240 tenant leases with wireless telephony tenants. Approximately 73% of Tower Ventures' revenue for the three months ended March 31, 2004 was generated from the six largest wireless telephony service providers in the United States. We believe that Tower Ventures is an attractive acquisition due to the high percentage of revenue from existing wireless telephony customers and the quality and location of these recently constructed towers. While we cannot assure you that this acquisition will be consummated, we believe that it is probable, as the closing conditions are customary for a real estate transaction of this type. We expect to finance this acquisition with a portion of the net proceeds from this offering provided that this offering is completed prior to the closing of the acquisition. If the offering is not completed prior to the closing of the acquisition, we expect to finance this acquisition with short-term borrowings under our credit facility which we expect to repay upon consummation of this offering.

During April 2004, we also acquired a total of five wireless communications towers located in Georgia from Skylink Properties, L.L.C. and Hightower Communications Services, LLC, two non-affiliated parties, for approximately $3.4 million including fees and expenses. These towers generate all of their revenue from 19 wireless telephony tenant leases with monthly billings for April 2004 that would provide revenues, on an annualized basis of $0.4 million. Approximately 73% of the revenue generated from these towers in April 2004 was from the six largest wireless telephony service providers in the United States. We believe these towers represent attractive acquisitions because of their existing wireless telephony tenants and the location of the towers in high demand areas with significant restrictions on zoning. We financed these acquisitions with borrowings under our credit facility which we intend to repay with proceeds from this offering.

We expect to acquire and develop additional communications tower sites during 2004 and to ultimately finance such communications towers in a manner similar to the mortgage loan transaction we completed on February 5, 2004. On March 26, 2004, in anticipation of such financing, we entered into four interest rate swaps with Morgan Stanley as counter party to hedge the variability of future interest rates on the financing. Under the interest rate swaps, we agreed to pay the counter party a fixed interest rate of 3.416% on a total notional amount of $200.0 million beginning in October 2004 through April 2009 in exchange for receiving three-month LIBOR on the same notional amount for the same period. The swaps terminate on the earlier of the issuance of any new mortgage loan or January 1, 2005 at which time the swaps will be settled for cash based on the then fair market value which was approximately $0.1 million as of March 31, 2004. Because the interest rate swaps qualify as anticipatory hedges, we will recognize any settlement as interest expense over the life of the mortgage loan. Should the issuance of the mortgage loan not be consummated, we would be required to recognize the aggregate fair market value of the swaps in current earnings.

On May 11, 2004, we declared an ordinary dividend of $0.2095 per share of our common stock for the period of April 1, 2004 through May 31, 2004 to be paid on June 14, 2004 to all stockholders of record as of May 26, 2004.

On May 12, 2004, we filed a certificate of amendment to our amended and restated certificate of incorporation that increased the number of shares of common stock authorized from 100 million to 150 million shares.

We are currently finalizing an agreement to purchase the remaining 9% of the capital stock of Pinnacle Towers Limited from Alexander George Jurcazak as trustee of the Lisa Marie Rowland Trust for approximately $1.2 million.

Financial Developments

The following are certain changes in our financial results which we expect in 2004 and beyond, as compared to our 2003 results.

In connection with our mortgage loan, we increased the scope and coverage of our insurance policies which increased our annual premium by approximately $550,000. The mortgage loan will also increase our general and administrative expenses due to certain requirements including a separate audit of the borrowers, and other periodic monitoring and reporting.

We used a portion of the proceeds from our mortgage loan to repay the outstanding amounts due under our old credit facility, which was terminated. In connection with our repayment of the outstanding borrowings under our old credit facility, we expensed the remaining unamortized deferred debt issuance cost of approximately $8.4 million during our first quarter of 2004.

In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company related to corporate governance, Securities and Exchange Commission reporting and compliance with the various provisions of the Sarbanes-Oxley Act. In addition we also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

In 2003, our board of directors awarded options to purchase 820,000 shares of our common stock to a former director, then a member of our board and an employee of Fortress Capital Finance LLC, who served on our board of directors from January 2003 until February 2004 and provided financial advisory services to us through March 2004. Of these options, 30% vested on January 9, 2003, 30% was scheduled to vest on December 31, 2004 and the remaining 40% was scheduled to vest on December 31, 2005. Half of the options had an exercise price of $5 per share and the remainder had an exercise price of $10 per share. Pursuant to the terms of our stock option plan, the exercise price of the then outstanding options was adjusted from $10 to $8.53 per share and from $5 to $4.26 per share, due to the special distribution declared and paid to our stockholders on February 5, 2004. This individual's agreement to provide financial advisory services was terminated in March 2004 and the vesting of the outstanding options was modified. Following this modification, the former director is entitled to exercise options to purchase 246,000 shares at an exercise price of $4.26 and options to purchase 246,000 shares at an exercise price of $8.53 until December 31, 2004. The remaining options to acquire 328,000 shares expired upon his termination pursuant to the terms of the award. We follow SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods and Services, for our stock option grants to this individual. In 2003, we measured the related compensation expense as the options vested and recognized an expense of $1.5 million. In the three months ended March 31, 2004, as a result of the services provided before the termination, the termination of this individual's agreement and the resulting modification, we recognized a total expense of $2.6 million related to these options.

On March 22, 2004 we granted options to purchase 205,000 shares of our common stock to a newly-hired executive with an exercise price of $8.53. These options will vest 30% on December 31, 2004, 30% on December 31, 2005 and 40% on December 31, 2006. In accordance with APB 25, Accounting for Stock Issued to Employees, we will recognize this compensation expense of $2.4 million over the vesting period of the stock options. In addition, we granted the executive options to purchase 615,000 shares of our common stock with an exercise price equal to either the price per share paid by new investors in this offering or $25.00 per share if the offering is not consummated by December 31, 2004. The vesting schedule is consistent with the options described above.

In connection with this offering and for purposes of compensating Fortress and Greenhill for their successful efforts in raising capital in this offering, we have granted options to FRIT PINN LLC and Greenhill, or affiliates of such entities, to purchase the number of shares of our common stock equal to an aggregate of 10% of the number of shares issued in this offering in the following amounts (1) for FRIT PINN LLC (or its affiliates), the right to acquire 560,000 shares which is equal to 8% of the number of shares issued in this offering (644,000 if the underwriters exercise their overallotment option in full) and (2) for Greenhill (or its affiliate), the right to acquire 140,000 shares which is equal to 2% of the number of shares issued in this offering all at an exercise price per share equal to the initial public offering price of the shares sold in this offering (161,000 if the underwriters exercise their overallotment in full). All of the options are immediately vested and will be exercisable for ten years upon completion of the offering. We will recognize the fair value of these options on the offering date as a cost of the offering by netting it against the net proceeds. Based on the mid-point of the range listed on the cover page of this prospectus, these options would have a fair value of $1.5 million using the Black-Scholes valuation method.

On April 15, 2004, we modified our board compensation package for independent directors of our board of directors who do not beneficially own 10% or more of our common stock at the date of grant, ("eligible directors"). Each of the eligible directors will be granted 5,000 shares of fully-vested common stock on each of the first days following the consummation of our initial underwritten public offering, the annual meeting of stockholders in 2005, and the annual meeting of stockholders in 2006. We follow APB 25, Accounting for Stock Issued to Employees, as amended, for our stock grants to directors. As such, we will measure compensation expense at the date of each grant based on the fair value of our common stock on that date, and will recognize it immediately. Based on the mid-point of the range of prices listed on the cover page we expect to record non-cash stock based compensation expense of $0.3 million in the three months ended June 30, 2004.

Results of Operations

Comparison of the three months ended March 31, 2004 to the three months ended March 31, 2003

The following table sets forth, for the periods indicated, statements of operations and each statement of operations item as a percentage of revenue. The results of operations are not necessarily indicative of results for any future period. The following data should be read in conjunction with our condensed consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31, 2003		Three Months Ended March 31, 2004
	(dollars in thousands)
	$	% of Revenue	$	% of Revenue
Revenues	$41,407	100.0%	$43,574	100.0%
Direct site operating expenses (excluding depreciation, amortization and accretion)	13,388	32.3%	13,485	30.9%
Gross margin	28,019	67.7%	30,089	69.1%
Other expenses:
Selling, general and administrative (excluding $0 and $2,604 of non-cash stock based compensation expense for services)	6,516	15.7%	6,559	15.1%
State franchise, excise and minimum taxes	209	0.5%	172	0.4%
Depreciation, amortization and accretion	11,176	27.0%	11,838	27.2%
Non-cash stock based compensation expense for services	—	0.0%	2,604	6.0%
	17,901	43.2%	21,173	48.6%
Operating income (loss)	10,118	24.4%	8,916	20.5%
Interest expense, net	5,717	13.8%	6,090	14.0%
Loss on early extinguishment of debt	—	0.0%	8,449	19.4%
Minority interest in net loss of subsidiary	5	0.0%	9	0.0%
Income (loss) from continuing operations before income tax benefit (expense)	4,396	10.6%	(5,632)	(12.9)%
Income tax benefit (expense)	(76)	(0.2)%	11	0.0%
Income (loss) from continuing operations	4,472	10.8%	(5,643)	(13.0)%
Gain (loss) from discontinued operations	17	0.0%	(99)	(0.2)%
Income (loss) before gain (loss) on sale of properties	4,489	10.8%	(5,742)	(13.2)%
Gain (loss) on disposal of properties	(58)	(0.1)%	205	0.5%
Net Income	$4,431	10.7%	$(5,537)	(12.7)%

Revenues

Revenues for the three months ended March 31, 2004 increased by $2.2 million or 5.2% from the three months ended March 31, 2003. Increased revenue was primarily a result of the addition of approximately $0.8 million in revenues from our acquisition of 67 communications tower sites in December 2003 and internal growth. Our internal growth was primarily a result of growth in our revenue from telephony customers for the three months ended March 31, 2004 compared to the three months ended March 31, 2003 which was in part offset by declines in our revenue from mobile radio customers primarily on managed sites. Our internal revenue growth from wireless telephony customers was 10.0%.

Expenses

Direct site operating expenses (excluding depreciation, amortization and accretion expense).    Our direct site operating expenses remained relatively constant, increasing by $0.1 million for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. The increase in direct site operating expenses primarily relates to expenses incurred to operate the 67 communications tower sites acquired in December 2003 which were in part offset by lower rent expense resulting from a decline in our revenue generated on managed sites on which a portion of our rent expense is calculated based on our revenue. As a percentage of revenue, our direct site operating expenses decreased to 30.9% of revenue for the three months ended March 31, 2004 from 32.3% of revenue for the three months ended March 31, 2003.

Selling, general and administrative.    Selling, general and administrative expenses increased by less than $0.1 million for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. During the three months ended March 31, 2004 we expensed $0.4 million of costs associated with two acquisitions we decided to no longer pursue. During the three months ended March 31, 2003 we had no acquisition related activity. As a percentage of revenue, our selling, general and administrative expenses declined to 15.1% of revenue for the three months ended March 31, 2004 from 15.7% of revenue for the three months ended March 31, 2003.

Depreciation, amortization and accretion. The increase in depreciation, amortization and accretion of $0.7 million for the three months ended March 31, 2004 compared to the three months ended March 31, 2003 was primarily due to the addition of 67 communications tower sites in December 2003 along with additional capital expenditures at our sites.

Non-cash stock based compensation expense for services. In August 2003, our board of directors awarded options to purchase shares of our common stock to an employee of Fortress Capital Finance LLC, who provided financial advisory services to us. This agreement was terminated in March 2004 and the vesting of the outstanding options was modified. As a result of the services provided before the termination, the termination of this individual's agreement and the resulting modification, we recorded a total expense of $2.6 million in the three months ended March 31, 2004 related to these stock options which concludes all charges to be recognized related to this agreement.

Interest expense, net. Interest expense, net, increased $0.4 million for the three months ended March 31, 2004, compared to the three months ended March 31, 2003. The increase relates to the change in our debt structure resulting from the February 5, 2004 securitization transaction, which included the repayment of our old credit facility, and the addition of the mortgage loan of $418.0 million, resulting in an increase in interest expense.

Loss on early extinguishment of debt. On February 5, 2004, our principal operating subsidiary, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries borrowed $418.0 million under a mortgage loan made payable to a newly formed trust. A portion of the net proceeds was used to repay outstanding borrowings under our old credit facility, and as a result of this repayment, this facility was terminated and $8.4 million of unamortized deferred financing costs related to the old credit facility were expensed.

Comparison of 2003 to the ten months ended October 31, 2002, and the two months ended December 31, 2002

Our results before November 1, 2002 are not generally comparable to the results of operations after that date due to the effects of fresh start accounting and our reorganization.

The following presents an overview of our results of operations for the year ended December 31, 2003, ten months ended October 31, 2002 and two months ended December 31, 2002.

	Predecessor Company		Successor Company
	10 Months Ended October 31, 2002		2 Months Ended December 31, 2002		12 Months Ended December 31, 2003
	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenues	$140,646	100.0%	$28,285	100.0%	$169,233	100.0%
Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion expense)	48,060	34.2%	9,361	33.1%	56,343	33.3%
Gross margin	92,586	65.8%	18,924	66.9%	112,890	66.7%
Other expenses:
Selling, general and administrative	27,496	19.5%	4,818	17.0%	26,926	15.9%
State franchise, excise and minimum taxes	1,671	1.2%	331	1.2%	848	0.5%
Depreciation, amortization and accretion	74,175	52.7%	7,512	26.6%	44,496	26.3%
Non-cash stock based compensation expense for services	—	0.0%	—	0.0%	1,479	0.9%
Impairment loss on assets held for sale	1,018	0.7%	—	0.0%	—	0.0%
Impairment loss on assets held for use	4,541	3.2%	—	0.0%	—	0.0%
Reorganization costs	59,124	42.0%	—	0.0%	—	0.0%
	168,025	119.5%	12,661	44.8%	73,749	43.6%
Operating income (loss)	(75,439)	(53.6)%	6,263	22.1%	39,141	23.1%
Interest expense, net	45,720	32.5%	3,989	14.1%	20,352	12.0%
Gain on extinguishment of debt	(404,838)	(287.8)%	—	0.0%	—	0.0%
Foreign currency translation loss (gain)	(555)	(0.4)%	137	0.5%	—	0.0%
Minority interest in net loss (net income) of subsidiary	22	0.0%	(1)	0.0%	16	0.0%
Income (loss) from continuing operations before income tax benefit (expense)	284,212	202.1%	2,138	7.6%	18,773	11.1%
Income tax benefit (expense)	5,195	3.7%	(19)	(0.1)%	665	0.4%
Income (loss) from continuing operations	289,407	205.8%	2,119	7.5%	19,438	11.5%
Loss from discontinued operations	(33,157)	(23.6)%	(66)	(0.2)%	(1,100)	(0.6)%
Income (loss) before gain (loss) on disposal of properties	256,250	182.2%	2,053	7.3%	18,338	10.8%
Gain (loss) on disposal of properties	(78)	(0.1)%	(2)	0.0%	(302)	(0.2)%
Net income	256,172	182.1%	2,051	7.3%	18,036	10.7%

Revenues

Our average monthly revenue during 2003 and 2002 has remained relatively constant. Our mix of revenues from wireless telephony customers increased to 40.6% of revenues for the month of December 2003, from 36.1% of revenues for the month of December 2002.

In 2003, our largest customer, Arch Wireless, Inc., a paging service provider, accounted for 11.2% of our revenues. For the ten months ended October 31, 2002, Arch accounted for 13.0% of our revenues and for the two months ended December 31, 2002, Arch accounted for 11.5% of our revenues. Arch reorganized under Chapter 11 in late 2001 and exited bankruptcy in May 2002. In connection with Arch's exit from bankruptcy we entered into a new three-year master lease agreement requiring Arch to make fixed minimum payments to us each month, which allows Arch to locate up to a fixed number of transmitters on any of our sites. Under this new agreement, the monthly revenues we earned from Arch decreased by approximately 21.2% from that which we earned under our prior agreement with Arch prior to its emergence from bankruptcy. The number of sites which Arch currently occupies is less than their contracted minimum and as a result we can not assure you that we will be able to renew their lease on the same terms upon expiration in May 2005. In addition, on March 29, 2004, Arch Wireless, our largest customer by revenues for the year ended December 31, 2003, and Metrocall Holdings Inc., our sixth largest customer by revenues for the year ended December 31, 2003, announced that they had executed a merger agreement.

Expenses

Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion expense).    Our direct site operating expenses as a percentage of revenue in 2003 were lower than in the ten months ended October 31, 2002 as a result of decreases in rent and utilities which were offset by increases in site management and general tower maintenance costs. Our direct operating expenses in the two months ended December 31, 2002 as a percentage of revenue were relatively consistent with 2003.

Selling, general and administrative.    The decrease in selling, general and administrative expenses as a percentage of revenues in 2003 was primarily attributable to declines in (1) salaries and salary related expenses due to the effects of workforce reductions, (2) professional fees, (3) bad debt expense, (4) aborted construction costs, and (5) insurance expense related specifically to the cost of directors and officers insurance. The overall decrease was offset by an increase in (1) temporary help and professional services related to special projects geared toward improving internal processes and our document data base library, (2) severance and relocation expenses related to our installation of a new management team and (3) management fees paid to our principal stockholders.

State franchise, excise and minimum taxes.    The decrease in state franchise, excise and minimum taxes as a percentage of revenues in 2003 was a result of recharacterizing certain subsidiaries as qualified REIT subsidiaries, divesting a taxable REIT subsidiary and reorganizing the overall operations to more effectively minimize state franchise and income taxes as well as an adjustment of our prior year estimated taxes. These taxes are calculated using various methods including an apportionment based on our property within a given state, or our capital structure or based upon a minimum tax in lieu of income taxes.

Depreciation, amortization and accretion.    The decline in depreciation, amortization and accretion as a percentage of revenue for the periods after October 31, 2002, the date of our emergence from bankruptcy, was primarily due to the adoption of fresh start accounting, which reduced the depreciable basis of long lived assets by $357.2 million, resulting in decreases in depreciation expense, offset by an increase in accretion of our asset retirement obligation.

Non-cash stock based compensation expense for services.    During 2003, we issued 820,000 stock options to compensate a non-employee former director who performs financial advisory consulting services for us. These options vest at various times over a three-year period, the period during which this individual is expected to perform services. During 2003, we recorded an expense of $1.5 million related to these options. Each reporting period, we are required to revalue these unvested options based on the current market value of our stock. The related expense will be adjusted in the period of revaluation.

Impairment loss on assets held for sale.    During the ten months ended October 31, 2002, we recorded an additional write down of $1.0 million on a co-location facility reclassified as held for sale in 2001, based on a decrease in the net proceeds we expected to receive. The facility was sold in 2002.

Impairment loss on assets held for use.    During the ten months ended October 31, 2002, we identified specific sites with impairment indicators and recorded an impairment loss of $4.5 million.

Reorganization costs.    As a result of our reorganization, we incurred $59.1 million in nonrecurring costs related to our reorganization and the related bankruptcy filing during the ten months ended October 31, 2002. These costs include the acceleration of the accretion of the original issue discount of $23.1 million on our 10% senior notes due 2008 ("senior notes") and the write-off of $9.1 million of deferred debt issuance costs on our senior notes and our 5½% convertible notes due 2007 ("convertible notes"). Also included in these nonrecurring costs are $26.9 million of additional legal fees, consultant fees, the reimbursement of due diligence fees and employee retention plan costs. Our reorganization was completed as of November 1, 2002; therefore, no reorganization costs were incurred in the two months ended December 31, 2002 or the year ended December 31, 2003.

Interest expense, net.     As a percentage of revenue, interest expense, net, for the two months ended December 31, 2002 and the ten months ended October 31, 2002 were 14.1% and 32.5%, respectively. This decline was primarily the result of changes to our debt structure because of our Chapter 11 bankruptcy filing on May 21, 2002 and ultimate emergence on November 1, 2002. Included in the decrease was (1) a decline in interest on the convertible notes which stopped accruing interest upon our bankruptcy filing, (2) a decrease in interest on the old credit facility as a result of a significant decrease in the principal balance and drop in the LIBOR rate and (3) a decline in the amortization of original issue discount on the senior notes and amortization of deferred debt issuance costs on the senior notes and convertible notes, both of which stopped amortizing upon our bankruptcy filing. The senior notes and convertible notes were discharged on November 1, 2002 upon our emergence from Chapter 11. As a percentage of revenue, interest expense in 2003 and the two months ended December 31, 2002 was 12.0% and 14.1% respectively. This decrease in interest expense as a percentage of revenues is a result of our repayment from operating cash flow of a portion of the outstanding debt under our old credit facility and a drop in LIBOR rates.

Gain on extinguishment of debt.    The $404.8 million gain on extinguishment of debt recorded during the ten months ended October 31, 2002 was the result of our reorganization. In connection with our emergence from Chapter 11, we satisfied $519.8 million in debt for payments totaling $115.0 million. Debt discharged during the bankruptcy included $211.0 million of our senior notes, $186.5 million of our convertible notes and $7.3 million of related accrued interest. There was no gain on the extinguishment of debt for the two months ended December 31, 2002 or 2003.

Income tax benefit (expense).    We are organized as a REIT for federal income tax purposes and accordingly only provide for income taxes based on the operating results of our taxable REIT subsidiaries. The decline in tax benefit is primarily attributable to our corporate restructuring activities in the ten months ended October 31, 2002. A large part of our deferred tax assets relating to net operating losses were eliminated under the provisions of fresh start accounting and SFAS No. 109, Accounting for Income Taxes.

Loss from discontinued operations.    Under SFAS No. 144 we classified certain sites as discontinued operations based on when the asset met the "held for sale" criteria or was actually disposed. For the periods presented, our discontinued operations primarily include two wholly-owned subsidiaries, a portfolio of microwave sites and certain non-core under-performing sites. The operations related to each of these assets were sold or liquidated by December 31, 2003 except for 69 under-performing sites that were held for disposal by sale. With respect to our discontinued operations, for the ten months ended October 31, 2002, we recorded an impairment charge of $31.4 million compared to no impairment charge for the two months ended December 31, 2002 and a $0.4 million impairment charge for 2003.

Comparison of the ten months ended October 31, 2002 and the two months ended December 31, 2002 to 2001

	Predecessor Company				Successor Company
	12 Months Ended December 31, 2001		10 Months Ended October 31, 2002		2 Months Ended December 31, 2002
	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenues	$178,020	100.0%	$140,646	100.0%	$28,285	100.0%
Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion expense)	67,259	37.8%	48,060	34.2%	9,361	33.1%
Gross margin	110,761	62.2%	92,586	65.8%	18,924	66.9%
Other expenses:
Selling, general and administrative	47,898	26.9%	27,496	19.5%	4,818	17.0%
State franchise, excise and minimum taxes	1,877	1.1%	1,671	1.2%	331	1.2%
Depreciation, amortization and accretion	119,337	67.0%	74,175	52.7%	7,512	26.6%
Impairment loss on assets held for sale	46,592	26.2%	1,018	0.7%	—	0.0%
Impairment loss on assets held for use	246,780	138.6%	4,541	3.2%	—	0.0%
Unsuccessful debt restructuring costs	1,702	1.0%	—	0.0%	—	0.0%
Reorganization costs	—	0.0%	59,124	42.0%	—	0.0%
	464,186	260.7%	168,025	119.5%	12,661	44.8%
Operating income (loss)	(353,425)	(198.5)%	(75,439)	(53.6)%	6,263	22.1%
Interest expense, net	88,731	49.8%	45,720	32.5%	3,989	14.1%
Gain on extinguishment of debt	—	0.0%	(404,838)	(287.8)%	—	0.0%
Foreign currency translation loss (gain)	132	0.1%	(555)	(0.4)%	137	0.5%
Minority interest in net loss (net income) of subsidiary	(245)	(0.1)%	22	0.0%	(1)	0.0%
Income (loss) from continuing operations before income tax benefit (expense)	(442,043)	(248.3)%	284,212	202.1%	2,138	7.6%
Income tax benefit (expense)	6,630	3.7%	5,195	3.7%	(19)	(0.1)%
Income (loss) from continuing operations	(435,413)	(244.6)%	289,407	205.8%	2,119	7.5%
Loss from discontinued operations	(7,145)	(4.0)%	(33,157)	(23.6)%	(66)	(0.2)%
Income (loss) before gain (loss) on disposal of properties	(442,558)	(248.6)%	256,250	182.2%	2,053	7.3%
Loss on disposal of properties	(5,644)	(3.2)%	(78)	(0.1)%	(2)	0.0%
Net income (loss)	$(448,202)	(251.8)%	$256,172	182.1%	$2,051	7.3%

Revenues

Our average monthly revenue declined in 2002 as compared to 2001. Items affecting revenue during 2002 and 2001 are (1) a decrease in revenues related to the sale of three wireline telephony co-location facilities in the fourth quarter of 2001 and two wireline telephony co-location facilities during the ten months ended October 31, 2002, (2) reduced revenues starting May 2002 from the impact of the renegotiation of our master lease agreement with Arch, in connection with their exit from Chapter 11 and (3) lost revenues associated with the termination of under-performing sites in 2001 and customer churn. Customer churn primarily related to the loss of mobile radio and paging tenant leases which were in part offset by the growth in our telephony tenants. Throughout 2002 and 2001, we experienced growth in our revenues from wireless telephony customers and as a result, an increase in the percentage of our revenues that is generated from wireless telephony customers. Wireless telephony customers increased to 36.1% of revenues for the month of December 2002, from 31.5% of revenues for the month of December 2001. This increase in the percentage of our revenues that is generated from telephony tenants is a result of year over year growth in our revenues generated from wireless telephony tenants of 15.8% and a decline in our revenues generated from narrowband customers of 6.5%.

Expenses

Direct site operating expenses (excluding, impairment losses, depreciation, amortization and accretion expense).    The decline in direct site operating expenses as a percentage of revenues is related to cost containment efforts and the disposal of under-performing sites during late 2001. Some of the primary contributors to the decrease in tower costs are a decrease in site management and professional services expenses, a decrease in rent expense and lower utilities costs.

Selling, general and administrative.    The decline in selling, general and administrative expenses as a percentage of revenue was primarily attributable to decreases in (1) bad debt expense, (2) legal and professional fees, (3) salaries and related benefit expenses, and (4) travel and general office administration expenses. These declines were offset by an increase in insurance costs specifically attributed to our directors' and officers' insurance coverage.

State franchise, excise and minimum taxes.    These taxes, calculated using various methods including an apportionment based on our property within a given state, our capital structure or a minimum tax in lieu of income taxes, remained relatively unchanged.

Depreciation, amortization and accretion.    The decline in depreciation, amortization and accretion as a percentage of revenue primarily relates to (1) impairment losses we incurred in 2001, which reduced the basis of long-lived assets by $246.8 million, resulting in decreases in depreciation expense and (2) the adoption of fresh start accounting, which further reduced the depreciable basis of long lived assets by $357.2 million in the ten months ended October 31, 2002. Accretion expense relates to our asset retirement obligations, and is only recorded in periods after October 31, 2002.

Impairment loss on assets held for sale.    During 2001, we reclassified our portfolio of five wireline telephony co-location facilities, our investment in our U.K. subsidiary and 88 land parcels we owned under other entities' towers to assets held for sale. In connection with our decision to dispose of these assets we recorded an impairment charge of $46.6 million in 2001 based on the estimated net proceeds we expected to receive. In the ten months ended October 31, 2002, we recorded an additional impairment charge of $1.0 million related to decreases in our expected net proceeds. Also during the ten months ended October 31, 2002, we made a decision not to dispose of our U.K. subsidiary and the 88 land parcels and as a result reclassified these assets as held for use. Three of the co-location facilities were sold in 2001 and two were sold in the ten months ended October 31, 2002.

Impairment loss on assets held for use.    During 2001, due to (1) negative developments in the U.S. economy as a whole, (2) the downturn in the telecom industry, (3) the deteriorating financial condition of some key customers in the paging and wireless data industry and (4) the significant decline in valuation multiples at the time for companies operating in the tower business in general we evaluated the recoverability of the carrying value of our tower sites and determined that indicators of impairment existed. As such, in 2001 we wrote down assets held for use with a carrying amount of $387.0 million by $246.8 million. During the ten months ended October 31, 2002, we identified specific sites with impairment indicators and recorded an impairment loss of $4.5 million.

Unsuccessful debt restructuring costs.    In December 2001, we expensed $1.7 million in costs related to an unsuccessful equity offering in connection with a debt restructuring we initiated in 2000. We discontinued this offering due to market conditions relative to our stock price at that time.

Reorganization costs.    As a result of our reorganization, we incurred $59.1 million in nonrecurring costs related to our reorganization efforts and bankruptcy filing during the ten months ended October 31, 2002. These costs included the acceleration of the accretion of the original issue discount on our senior notes, the write-off of deferred debt issuance costs on the senior notes and convertible notes and nonrecurring costs of additional legal fees, consultant fees, the reimbursement of due diligence fees and employee retention plan costs. We did not incur reorganization costs in 2001.

Interest expense, net. As a percentage of revenue, interest expense, net was 49.8% and 32.5% for 2001 and the ten months ended October 31, 2002, respectively. This decline was primarily a result of changes caused by our Chapter 11 bankruptcy filing on May 21, 2002. The decline included (1) the stopping of the amortization of original issue discount and debt issuance costs related to our senior notes and convertible notes upon our bankruptcy filing and (2) lower interest on our convertible notes which stopped accruing interest at the bankruptcy petition date. Other factors related to this decline included less interest on our old credit facility both as a function of declining interest rates and a decrease in the average debt balance and a decline in interest expense related to an interest rate swap required by our old credit facility. There was a further decline in interest expense, net as a percentage of revenue for the two months ended December 31, 2002 to 14.1%. This additional decline is a result of the discharge of both the senior notes and the convertible notes upon our emergence from bankruptcy on November 1, 2002 as well as a decline in the balance of the old credit facility as part of our restructuring transaction.

Gain on extinguishment of debt.    The $404.8 million gain on extinguishment of debt recorded during the ten months ended October 31, 2002 was the result of our reorganization. In connection with our emergence from bankruptcy, we satisfied $519.8 million in debt for payments totaling $115.0 million. Debt discharged during the bankruptcy included $211.0 million of the senior notes, $186.5 million of the convertible notes and $7.3 million of related accrued interest. There was no gain on the extinguishment of debt for the two months ended December 31, 2002 or 2001.

Income tax benefit (expense).    We are organized as a REIT for federal income tax purposes and accordingly only provide for income taxes based on the operating results of our taxable REIT subsidiaries. The decline in tax benefit is primarily attributable to a decline in deferred tax benefit on our taxable REIT subsidiaries due to continued losses and asset impairments.

Loss from discontinued operations.    Upon the adoption of SFAS No. 141 we classified certain assets disposed of in the two months ended December 31, 2002, the ten months ended December 31, 2002 and 2003, or to be disposed of in 2004, as discontinued operations. These assets primarily include two wholly-owned subsidiaries, a portfolio of microwave sites and certain non-core or under-performing sites. The operations related to each of these assets were sold or liquidated by December 31, 2003 except for 69 under-performing sites that were held for disposal by sale. With respect to our discontinued operations, for 2001, we recorded an impairment charge of $7.4 million compared to a charge of $31.4 million for the ten months ended October 31, 2002 and no charge for the two months ended December 31, 2002.

Loss on disposal of properties.    During 2001, we initiated a process to evaluate under-performing sites. As part of this process, we disposed of certain assets in 2001 and recorded losses of $5.6 million on the disposition of these sites.

Liquidity and Capital Resources

Our liquidity needs arise from working capital requirements, debt service, construction costs for new tower builds, tower acquisitions and other capital expenditures and dividend payments. We expect to meet our cash requirements for 2004 by using cash generated from operating activities, net proceeds from this offering and borrowings under our credit facility.

On February 5, 2004, our principal operating subsidiary, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries borrowed $418.0 million under a mortgage loan made payable to a newly formed trust. The mortgage loan requires monthly payments of principal and interest of approximately $2.4 million, bears interest at a weighted average interest rate of 5.0% as of May 17, 2004, with a final maturity date of January 2029, however, the loan documents impose material penalties if we fail to repay the mortgage loan on or prior to January 2009. The proceeds from the mortgage loan were used primarily to repay the $234.4 million of then outstanding borrowings under our old credit facility and to fund a $142.2 million special distribution to our stockholders. In connection with the repayment of our old credit facility, we also terminated our ability to borrow under its line of credit. The mortgage loan restricts the ability of our principal operating subsidiary, Pinnacle Towers LLC and its subsidiaries, from incurring other indebtedness or further encumbering their assets. In addition, so long as the tangible assets of the borrowers under the mortgage loan represent at least 25% of the assets of Global Signal Inc., it will be an event of default under the mortgage loan if Global Signal Inc. incurs any unsecured indebtedness for borrowed money without confirmation from the rating agencies that rated the commercial mortgage pass-through certificates that none of the ratings will be adversely affected.

In addition, on February 6, 2004, we acquired all of the outstanding common stock of Pinnacle Towers Acquisition Holdings LLC ("Pinnacle Acquisition"), then known as Pinnacle Towers Acquisition Inc., through the exercise of an option granted to us by its stockholders, which constitutes the majority of our stockholders. In connection with the acquisition of Pinnacle Acquisition's outstanding stock, we increased the capacity on our credit facility to $200.0 million, including a $5.0 million working capital line (of which $3.6 million was available on May 17, 2004), and extended the maturity date to February 6, 2005. The maturity date will be extended further to October 1, 2005 upon consummation of the offering. Because this acquisition is a business combination among "entities under common control," we have accounted for it in a manner similar to a pooling of interests.

Cash Flows

Net cash flow provided by operating activities was $20.9 million for the three months ended March 31, 2004 compared to $14.9 million for the three months ended March 31, 2003. The increase of $6.0 million of net cash flow provided by operating activities is primarily the result of $1.9 million of cash flow from operating activities provided by decreases in working capital in the three months ended March 31, 2004 as compared to $3.2 million of cash flow used in working capital in the three months ended March 31, 2003. During the month of March 2004, we collected an increased amount of advanced rental payments from our customers, which resulted in an increase in our deferred revenue and cash flow from operating activities provided by working capital. During the three months ended March 31, 2003, we made payments of liabilities accrued prior to and in connection with our emergence from Chapter 11 bankruptcy which resulted in a decrease in our accounts payable and accrued expense and cash flow from operating activities used in working capital.

Net cash flow provided by operating activities was $59.2 million for 2003 compared to $20.9 million for the ten months ended October 31, 2002 and $7.2 million for the two months ended December 31, 2002. The increase in net cash flow provided by operating activities in 2003 was primarily related to (1) lower cash interest expense which is primarily a result of the forgiveness of $404.8 million of debt upon our emergence from bankruptcy and the repayment of debt under our credit facility from both the proceeds of the $205.0 million equity investment made in connection with our emergence from bankruptcy and operating cash flow generated in 2003, (2) lower selling, general and administrative expenses and (3) the absence of reorganization expenses in 2003. These items were in part offset by cash used in working capital in 2003 as a result of our payment during 2003 of accrued expense associated with our reorganization compared to cash provided by working capital in 2002, which is primarily the result of cash which was escrowed in 2001 being released from the escrow accounts in the ten months ended October 31, 2002.

Net cash flow provided by operating activities was $20.9 million for the ten months ended October 31, 2002, $7.2 million for the two months ended December 31, 2002 and $27.1 million for 2001. The increase is primarily attributable to (1) lower cash interest expense in the ten months ended October 31, 2002, (2) lower selling, general and administrative expenses in both the two months ended December 31, 2002 and the ten months ended October 31, 2002 and (3) cash being placed in escrow in 2001 which was released in the ten months ended October 31, 2002. These items were partially offset by reorganization costs for the ten months ended October 31, 2002.

Net cash flow used in investing activities was $14.3 million for the three months ended March 31, 2004 compared to $1.1 million for the three months ended March 31, 2003. Investing activities for the three months ended March 31, 2004 consisted of (1) the funding of restricted cash escrow and imposition reserve accounts totaling $12.0 million as a part of our mortgage loan transaction, (2) the acquisition for $0.6 million of fee owned interests under six towers we own where we previously had a leasehold interest, and (3) $2.3 million of capital expenditures related to our implementation of new software systems and improvements to our existing communications sites. These uses were, in part, offset by proceeds from the disposals of under-performing sites. During the three months ended March 31, 2003 our investing activities of $1.1 million related almost exclusively to improvements and additions to our communications sites totaling $2.1 million net of proceeds totaling $1.0 million from the disposal of under-performing sites.

Net cash flow used in investing activities was $36.2 million in 2003, $3.9 million for the ten months ended October 31, 2002 and $0.7 million for the two months ended December 31, 2002. Investing activities in 2003 consisted of (1) our acquisition of 68 towers located in the southeastern United States (2) our acquisition of fee owned interest and long-term easements under several towers we own where we previously had a leasehold interest, and (3) additions and improvements to our communications sites offset by proceeds from the disposals of under-performing sites. During the ten months ended October 31, 2002 and the two months ended December 31, 2002, our investing activities of $3.9 million and $0.7 million, respectively, related almost exclusively to improvements and additions to our communications sites net of proceeds from the disposal of under-performing sites.

Net cash used in investing activities was $3.9 million for the ten months ended October 31, 2002, $0.7 million for the two months ended December 31, 2002 and $27.2 million for 2001. During the ten months ended October 31, 2002 and the two months ended December 31, 2002, net cash used in investing activities related almost exclusively to improvements and additions to our communications sites net of proceeds from the disposal of under-performing sites. During 2001, net cash used in investing activities included $20.8 million in acquisition related expenditures and $28.8 million in other capital asset purchases, offset by $22.4 million in proceeds from the sale of our wireline telephony co-location facilities.

Net cash provided by financing activities was $9.3 million for the three months ended March 31, 2004 compared to net cash used in financing activities of $7.7 million for the three months ended March 31, 2003. Net cash provided by financing activities during the three months ended March 31, 2004 primarily relates to (1) $418.0 million in net borrowings related to our mortgage loan transaction that occurred on February 5, 2004, (2) $235.6 million to repay in full our old credit facility, (3) payments of termination costs related to the December 2003 interest rate swap and debt issuance costs for our mortgage loan, and (4) payment of a $12.8 million ordinary dividend and a $142.2 million special distribution to our stockholders which represented a return of capital. Net cash used in financing activities for the three months ended March 31, 2003 consisted of $1.0 million of borrowings under our old credit facility and $8.7 million of principal repayments related to that same facility.

Net cash used in financing activities was $17.8 million in 2003, $22.1 million for the ten months ended October 31, 2002 and $9.6 million for two months ended December 31, 2002. Net cash used in financing activities during 2003 primarily relates to $44.0 million in net payments on outstanding debt offset by $28.0 million drawn on our credit facility, primarily utilized to make acquisitions. Net cash used in financing activities for the ten months ended October 31, 2002 included proceeds from our reorganization of $205.0 million offset by repayment of $115.0 million of our senior notes and convertible notes discharged in bankruptcy and $93.0 million in repayments on our old credit facility. Net cash used in financing activities for the two months ended December 31, 2002 consisted entirely of repayment of long-term obligations.

Net cash used in financing activities of $31.7 million for 2001 consisted primarily of $5.2 million of borrowings under the old credit facility offset by repayments of $32.8 million.

Capital expenditures were $2.3 million for the three months ended March 31, 2004 compared to $2.1 million for the three months ended March 31, 2003. The capital expenditures for these two periods primarily consisted of the purchase of tower-related equipment and tower augmentations and improvements, as well as expenditures during the three months ended March 31, 2004 related to new computer software.

Capital expenditures were $28.8 million in 2001, $9.3 million in the ten months ended October 31, 2002, $0.8 million in the two months ended December 31, 2002 and $8.5 million in 2003. These capital expenditures primarily consisted of the purchase of tower-related equipment and tower augmentation and improvements. Although we have no material commitments for capital expenditures, we anticipate our capital expenditures for tower related equipment and tower augmentations and improvements during 2004 to be comparable to our capital expenditures made during 2003, which was $8.5 million. In addition, we are currently upgrading our software systems. We are implementing a PeopleSoft system for all of our accounting functions including vendor payments, accounts receivable and all internal reporting functions. We are also implementing a manageStar system to manage our communications sites, tenant leases and records. We expect to incur capital expenditures of approximately $5.0 million related to these implementations in 2004. We have obtained three-year financing for approximately $1.2 million of these costs related to new hardware and software. The remaining $3.8 million will be paid from a portion of the proceeds of this offering.

Contractual Commitments

The following table provides a summary of our material debt, lease and other contractual commitments as of December 31, 2003 and as adjusted for our mortgage loan and the amendment of our credit facility.

After the adjustments for the mortgage loan and the amendment to our credit facility shown in the table below, there were no material changes to our obligations at March 31, 2004 compared to December 31, 2003, other than our entering into a three year $1.2 million capital lease to finance the purchase of computer hardware and software.

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(dollars in thousands)
Old credit facility (1)(2)	$258,847	$37,766	$221,081	$—	$—
Seller note (2)(3)	244	17	34	193	—
Pinnacle UK note (2)	1,161	497	664	—	—
Credit facility (2)(4)	29,156	29,156	—	—	—
Operating lease payments	127,105	17,851	30,301	21,228	57,725
Monitoring fee obligations (5)	1,167	1,167	—	—	—
Asset retirement obligations (6)	42,239	654	470	884	40,231
Total contractual cash obligations (7)	459,919	87,108	252,550	22,305	97,956
Adjustments:
Old credit facility (2)(8)	(258,847)	(37,766)	(221,081)	—	—
Mortgage loan (2)(8)(9)	516,509	23,105	56,705	57,487	379,212
Credit facility (2)(10)	114	(28,026)	28,140	—	—
Total contractual cash obligations, as adjusted (7)(8)(10)	$717,695	$44,421	$116,314	$79,792	$477,168

(1)	The old credit facility was provided by a syndicate of lenders, with Bank of America, N.A. serving as the administrative agent. The facility was paid in full with the net proceeds of the mortgage loan issued on February 5, 2004.
(2)	Includes contractual interest for all fixed-rate debt instruments and assumes interest on variable rate instruments at the December 31, 2003 rates.
(3)	Seller note represents our obligation to an individual from whom we previously purchased 5 communications sites for an aggregate purchase price of $1.4 million. The acquisition was funded with cash as well as this note for $168,000 which bears interest at 10% per annum with a scheduled maturity date of June 18, 2008. The note was paid in full on February 5, 2004.
(4)	The current $200.0 million credit facility is provided by Morgan Stanley primarily for the purpose of acquiring and developing strategically located towers and communications sites.
(5)	Reflects our obligation under the monitoring fee arrangement with Fortress and Greenhill. The monitoring fee arrangement will terminate upon the consummation of this offering and Fortress and Greenhill have waived any right to receive any payment with respect to the monitoring fee for all periods after March 31, 2004 and, as a result, the obligation of $1.2 million was not and will not be paid.
(6)	Reflects the future estimated cash payments after giving effect to estimated annual increases of 2.5% in costs to dismantle our towers discounted at a 13.0% annual discount rate. The liability is recorded in the financial statements at its present value.
(7)	As of December 31, 2003 we did not have any material purchase obligations as all of our operational contracts are generally either month-to-month or have mutual cancellation clauses.
(8)	As adjusted to reflect the February 5, 2004 issuance of the $418.0 million mortgage loan; the application of the mortgage loan net proceeds; and to give effect to our first ordinary dividend of $12.8 million, for the three months ended December 31, 2003 declared and paid on February 5, 2004. The mortgage loan net proceeds of $397.1 million, which reflects payment of debt issuance costs of $14.7 million and anticipatory hedging costs of $6.2 million, were used primarily to repay the $234.4 million of then outstanding borrowings under our old credit facility and to fund a one-time special distribution of $142.2 million declared and paid on February 5, 2004 to all of our stockholders, which represented a return of capital. The remaining net cash proceeds were used to establish a $4.6 million imposition reserve (which was required to be escrowed in connection with our securitization transaction and mortgage loan and relates to taxes, insurance and rents) and the remaining $15.9 million was available to fund operations.
(9)	The mortgage loan has a final maturity date of January 2029, however the loan document imposes material penalties if we fail to repay the mortgage loan on or prior to January 2009 (the "Anticipated Repayment Date"). If the mortgage loan is not repaid in its entirety by the Anticipated Repayment Date the interest rate on the mortgage loan will increase by a minimum of 5.0% and substantially all of the borrowers' excess cash flow from operations will be utilized to repay outstanding amounts due under the mortgage loan. The actual amount of interest payable after the Anticipated Repayment Date is dependent on the amount of excess cash flow utilized to repay the mortgage loan, the interest rate and the outstanding mortgage loan balance. Total contractual interest to be paid on the mortgage loan is $18.2 million in the less than 1 year period, $40.8 in the 1 to 3 year period, $39.3 million in the 4 to 5 year period, and $1.6 million in the after 5 years period, assuming repayment of the outstanding balance on the Anticipated Repayment Date.
(10)	Reflects the February 6, 2004 amendment to our credit facility which extended the maturity date to February 6, 2005.

Credit Facility

On September 23, 2003, a majority of our stockholders formed a new corporation, Pinnacle Towers Acquisition Holdings LLC ("Pinnacle Acquisition"), then known as Pinnacle Towers Acquisition Inc., to acquire and develop strategically located towers and other communications sites. Pinnacle Acquisition was initially funded through a $100.0 million committed credit facility, provided by Morgan Stanley. On February 6, 2004, we exercised our option with respect to all the outstanding common stock of Pinnacle Acquisition, and Pinnacle Acquisition became our wholly-owned subsidiary. See "Certain Relationships and Related Party Transactions — Pinnacle Towers Acquisition Holdings LLC." On February 6, 2004, we amended our $100.0 million credit facility with Morgan Stanley to, among other things, increase the commitment thereunder to $200.0 million including a $5.0 million working capital line and reduce the applicable margin for federal funds rate loans and LIBOR loans to 2.1175% and 2.50% respectively. We extended the maturity date to February 6, 2005, which will be further extended to October 1, 2005 upon consummation of the offering. In addition, we pledged 100% of our ownership interest in Pinnacle Acquisition and replaced Pinnacle Acquisition's former stockholders as guarantor under the credit facility. On May 12, 2004, we further amended the credit facility in connection with the implementation of the UPREIT operating partnership structure to, among other things, substitute Global Signal OP for Global Signal Inc. as the guarantor and the pledgor under the credit facility. In addition, upon consummation of this offering Global Signal OP will no longer be required to pledge its ownership interest in Pinnacle Towers Acquisition Holdings LLC. As of March 31, 2004, $28.2 million was drawn under the credit facility and $171.8 million remained available to fund future tower acquisitions, including $5.0 million as a working capital line of which $3.8 million was available. In addition to Global Signal OP's pledge of Pinnacle Acquisition stock, the credit facility is secured by substantially all of Pinnacle Acquisition's tangible and intangible assets and by a pledge of substantially all of the common stock of Global Signal held by our stockholders, until the consummation of this offering.

Borrowings under the credit facility are limited based on a borrowing base. The pledge of our stock by our stockholders and the pledge of Pinnacle Acquisition's stock by Global Signal OP will be released upon consummation of this offering. At such time the value of Global Signal's common stock will be removed as collateral for the credit facility and excluded from calculation of the borrowing base, and we will be required to make a payment to reduce the outstanding borrowings under the credit facility to 65% of the purchase price of acquisition made using our credit facility. We estimate that based on the outstanding borrowings and the assets securing the credit facility, a payment of $11.5 million would be required. We expect to repay the debt outstanding under our credit facility with the proceeds of this offering. Amounts repaid can not be reborrowed.

Borrowings under the credit facility bear interest, at our option, at either the federal funds rate plus 2.1175% per annum or LIBOR plus 2.5% per annum. The credit facility requires a commitment fee of $1.0 million of which one-half was paid during November 2003 and the balance is due in May 2004. In April 2004, we paid the balance of the commitment fee. In addition, the credit facility requires us to pay an exit fee under certain circumstances.

Securitization

Our principal operating subsidiary, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries are borrowers under a $418.0 million mortgage loan payable to a newly formed trust, made on February 5, 2004. The trust simultaneously issued $418.0 million in commercial mortgage pass-through certificates with terms identical to the mortgage loan. The mortgage loan is secured by (1) mortgage liens on the borrowers' interests (fee, leasehold or easement) in more than 1,100 of our wireless communications sites, (2) a security interest in substantially all of the borrowers' personal property and fixtures including our rights under substantially all of our site management agreements, tenant leases (excluding tenant leases for sites referred to in (1) above) and management agreement with GS Services) and (3) a pledge of the capital stock (or equivalent equity interests) of each of the borrowers (including a pledge of the capital stock of Pinnacle Towers from its direct parent). Our consolidated financial statements include the mortgage loan but do not include the financial statements of the trust.

The principal amount of the mortgage loan is divided into seven tranches, each having a different level of seniority. Interest accrues on each tranche at a fixed rate per annum. As of May 17, 2004, the weighted average interest rate on the various tranches was 5.0%.

The borrowers are required to make monthly payments of principal and interest on the mortgage loan. The amount of principal due each month will initially be calculated based on a 25-year amortization schedule, with a final maturity date of January 2029. However, the loan documents impose material penalties if the borrowers fail to repay the mortgage loan on or prior to the monthly payment date in January 2009, including the following: accruing additional interest, requiring all excess cash flow after the payment of principal, interest, reserves and expenses as defined to be applied to repay the loan and at the election of the lender, transferring servicing of the sites to an unrelated third party.

If the debt service coverage ratio, defined in the mortgage loan as the net cash flow for the sites for the immediately preceding twelve calendar month period divided by the amount of principal and interest that the borrowers will be required to pay over the succeeding twelve months on the mortgage loan, as of the end of any calendar quarter falls to 1.45 times or lower, then all excess cash flow will be deposited into a reserve account instead of being released to us. The funds in the reserve account will not be released to us unless the debt service coverage ratio exceeds 1.45 times for two consecutive calendar quarters. If the debt service coverage ratio falls below 1.20 times as of the end of any calendar quarter, then all funds on deposit in the reserve account along with future excess cash flows will be applied to prepay the mortgage loan. As of March 31, 2004, our debt service coverage ratio was 3.34. Our future debt service coverage ratio will be affected by our net cash flows which are primarily a result of new leasing activities on our existing communications sites, our existing tenant credit worthiness and lease renewals and the future expenses we incur to maintain our sites.

The borrowers may not prepay the mortgage loan in whole or in part at any time prior to the second anniversary of the closing date, except in limited circumstances (such as the occurrence of certain casualty and condemnation events relating to the wireless communications sites securing the mortgage loan). Thereafter, prepayment is permitted provided it is accompanied by any applicable prepayment consideration. If the prepayment occurs within three months of the January 2009 monthly payment date, no prepayment consideration is due.

The mortgage loan documents include covenants customary for mortgage loans subject to rated securitizations. Among other things, the borrowers are prohibited from incurring other indebtedness for borrowed money or further encumbering their assets. In addition, so long as the tangible assets of the borrowers represent at least 25% of the total tangible assets of Global Signal Inc., it will be an event of default under the mortgage loan if Global Signal Inc. incurs any unsecured indebtedness for borrowed money without confirmation from the rating agencies that rated the commercial mortgage pass-through certificates that none of the ratings will be adversely affected.

On December 11, 2003, in anticipation of the issuance of the Mortgage Loan, Pinnacle Towers entered into an interest rate swap agreement with Morgan Stanley as the counter party to hedge the variability of expected future interest payments under the Mortgage Loan. Under the swap agreement, Pinnacle Towers agreed to pay Morgan Stanley a fixed rate of 3.816% on a notional amount of $400.0 million for five years beginning in March 2004 in exchange for receiving floating payments based on three month LIBOR on the notional amount for the same five-year period. The swap, effective on December 11, 2003, required us to begin making monthly payments to the counter party equal to the difference between 3.816% and the then current three-month LIBOR rate, which was 1.13% on February 5, 2004, on the notional amount of $400.0 million. The swap was terminated in connection with the issuance of the mortgage loan at a cost to us of $6.2 million.

Old Credit Facility

Prior to the issuance of the mortgage loan in 2004, our principal operating subsidiary, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries, were party to an amended and restated bank credit facility, which provided a term loan for $275.0 million with outstanding borrowings totaling $235.0 million at December 31, 2003 and a revolving line of credit of $15.0 million with no borrowings outstanding at December 31, 2003. Our old credit facility was provided by a syndicate of lenders, for which Bank of America, N.A. served as the administrative agent. The amount available under our line of credit was reduced, at our option, from $30.0 million to $15.0 million. Interest on both the term loan and revolving line of credit was charged at our option, at either LIBOR plus 4.5% or our agent bank's base rate plus 3.5%. In addition, we were required to pay a commitment fee of 1.0% per annum in respect of the undrawn portion of the revolving line of credit. In connection with our issuance of the mortgage loan, we repaid all outstanding amounts due under the term loan and terminated the old credit facility's line of credit. As a result, we expensed the remaining unamortized deferred financing costs of approximately $8.4 million in February 2004.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses. We consider an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate, or different estimates that could have been selected, could have a material impact on our consolidated results of operations or financial condition. We have identified the following critical accounting policies that affect the more significant estimates and judgments.

Revenues

Site operations revenues are recognized when earned based on lease and license agreements. Rate increases based on fixed escalation clauses that are included in certain lease and license agreements are recognized on a straight-line basis over the term of the lease or license. Revenues from fees, such as engineering and site inspection fees, are recognized upon delivery of the related products and services to the customer.

A portion of the revenue we generate is related to the management of wireless communications towers and sites on rooftops owned by third parties. Under most of the site management agreements, we lease space from the third party under an operating lease and we then sublease that space or a portion of that space to our tenants. We recognize these tenant revenues on a gross basis. For 21 of our managed sites, we earn a fee based on a percentage of the gross revenues derived from the rooftop site subject to the agreement and we recognize these fee revenues when earned on a net basis.

We evaluate our revenues based on the criteria of SAB 101 which allows us to only recognize revenues if collectability is reasonably assured at the time of sale. In instances where collectibility is not reasonably assured, we recognize revenues as cash is collected.

Allowance for Uncollectible Accounts

We evaluate the collectibility of our accounts receivable and our straight-line receivable resulting under Statement of Financial Accounting Standards ("SFAS") No. 13, Accounting for Leases, based on a combination of factors. In circumstances where we are aware that a specific customer's ability to meet its financial obligations to us is in question (for example, bankruptcy filings, default status of their account), we record a specific allowance against amounts due to reduce the net recognized receivable and related income from the customer to the amount we reasonably believe to be collectible. For all other customers, we reserve a percentage of the remaining outstanding accounts receivable balance based on a review of the aging of customer balances, industry experience and the current economic environment. If circumstances change (for example, higher than expected defaults or an unexpected material adverse change in one or more significant customers' ability to meet their financial obligations to us), our estimates of recoverability of amounts due us could be reduced by a material amount.

Property and Equipment

Property and equipment built, purchased, leased or licensed under long-term leasehold or license agreements are recorded at cost less impairment losses, if any, and depreciated over their estimated useful lives. Those assets owned at November 1, 2002 were revalued and recorded at reorganization value, which approximated fair value at that date, in accordance with fresh start accounting. We capitalize costs incurred in bringing property and equipment to an operational state. Costs clearly associated with the acquisition, development and construction of property and equipment are capitalized as a cost of the assets. Indirect costs that relate to several assets are capitalized and allocated to the assets to which the costs relate. Indirect costs that do not clearly relate to projects under development or construction are charged to expense as incurred. Depreciation on towers is computed using the straight-line method over the estimated useful lives of 13 years for towers owned at November 1, 2002 and 15 years for towers built or acquired after that date. Depreciation on property and equipment excluding towers is computed using the straight-line method over the estimated useful lives of the assets ranging from three to forty years.

In connection with the adoption of fresh start accounting on November 1, 2002, we re-established, for financial reporting purposes, the remaining estimated useful lives for tower assets owned at November 1, 2002, to 13 years. Other than the change in depreciable lives of tower assets owned at November 1, 2002, for the three months ended March 31, 2004, year ended December 31, 2003, two months ended December 31, 2002, ten months ended October 31, 2002 and year ended December 31, 2001 no significant changes were made to the depreciable lives applied to operating assets, the underlying assumptions related to estimates of depreciation, or the methodology applied. If the estimated lives of all assets being depreciated were increased by one year, the consolidated depreciation expense would have decreased by approximately $1.9 million or 7.2%, for 2003. If the estimated lives of all assets being depreciated were decreased by one year, the consolidated depreciation expense would have increased by approximately $2.7 million or 10.3%, for 2003.

Intangible Assets

Intangible assets post reorganization include lease absorption value, leasehold interest and lease origination value recognized in accordance with fresh start accounting and at the time of acquisitions arising after our adoption of SFAS No. 141.

Lease absorption value, which was also recorded in connection with our adoption of fresh start accounting and other acquisitions, represents the value attributable to in-place leases. This intangible represents the lease rentals which the company would have foregone during the period of time required to attract a new tenant lease for each of the tenant leases in-place at the date of the company's fresh start accounting or business combinations. In connection with our fresh start accounting, we recorded lease absorption value at $127.3 million and $1.8 million in connection with our TowerCom assets acquisition. The lease absorption value is being amortized over the remaining contractual term of the in-place leases and their expected renewals, in an accelerated manner consistent with the lease revenues associated with the in-place leases and their expected renewals. We evaluate our lease absorption value for impairment when indicators of impairment arise by determining the ability of the in-place leases at the time lease absorption value was established to generate future cash flows sufficient to recover the unamortized balance over the remaining useful life. We estimate future cash flows based primarily on the current performance of the in-place leases and our expectations for the future. If lease absorption value is determined to be unrecoverable, the carrying amount will be reduced to its estimated fair value in the period in which such determination is made. If the estimated lives of the lease absorption value being amortized were increased by one year, the consolidated amortization expense would have decreased by approximately $1.3 million or 10.0%, for 2003. If the estimated lives of the lease absorption value being amortized were decreased by one year, the consolidated amortization expense would have increased by approximately $1.3 million or 9.9% for 2003.

Leasehold interests represent our interest as a lessee in various rooftops and other leased telecommunications sites and are stated at cost except those existing at November 1, 2002, which were revalued in accordance with fresh start accounting. Leasehold interests are amortized over four years, using the straight line method. We evaluate our leasehold interest for impairment as indicators of impairment arise by determining the ability of the leasehold interests to generate future cash flows sufficient to recover the unamortized balance over the remaining useful life. We estimate future cash flows based primarily on the current performance of the in-place leases and our expectations for the future. If leasehold interests is determined to be unrecoverable, the carrying amount will be reduced to its estimated fair value in the period in which such determination is made. If the estimated lives of the leasehold interests being amortized were increased by one year, the consolidated amortization expense would have decreased by approximately $1.1 million or 22.5%, for 2003. If the estimated lives of the leasehold interests being amortized were decreased by one year, the consolidated amortization expense would have increased by approximately $1.4 million or 29.1% for 2003.

Lease origination value was recorded as an intangible asset in connection with our adoption of fresh start accounting and represents the value associated with the "cost avoidance" of acquiring an in-place lease. Fair value of this intangible was determined based on our estimate of the incremental cost (primarily sales commissions) to replace all leases with greater than three years remaining on the current term. This intangible was valued at $2.7 million in connection with our fresh start accounting and $0.1 million in connection with our TowerCom acquisition and is being amortized over the remaining contractual lease terms and expected renewals. Similar costs incurred prior to and subsequent to fresh start accounting are expensed because the amounts have been immaterial to our operations. We evaluate our lease origination value for impairment as indicators of impairment arise by determining the ability of the assets acquired to generate future cash flows sufficient to recover the unamortized balance over the remaining useful life. We estimate future cash flows based primarily on the current performance of the acquired assets and our business plan for those assets. Changes in business conditions, major customers or other factors could result in changes in those estimates. If lease origination value is determined to be unrecoverable, the carrying amount will be reduced to its estimated fair value in the period in which such determination is made. If the estimated lives of the lease origination value being amortized were increased or decreased by one year, the consolidated amortization expense would have changed by an immaterial amount for 2003.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment, goodwill and purchased intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. Effective January 1, 2002, potential impairment of long-lived assets other than goodwill and purchased intangible assets with indefinite useful lives is evaluated using the guidance provided by SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets.

Asset Retirement Obligation

Effective with our emergence from Chapter 11, we adopted SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses the accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated retirement costs and requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. We recorded an asset retirement obligation of $5.3 million for our estimated future obligation to dismantle towers on leased land sites using discounted cash flows of expected dismantling costs. We used a discount factor of 13% and an annual cost increase factor of 2.5%. If our estimates regarding the future cost to dismantle these sites had increased by 10% the original liability recorded would have increased by $0.5 million or 10.0%.

Stock-based Compensation Expense

When we grant stock options to employees, we are required to compare the fair value of the stock to the exercise price on date of grant to determine if compensation expense must be recognized. We also provide pro forma disclosures reflecting the impact of employee stock options using the fair value method, rather than the intrinsic value method. We use the Black-Scholes method to calculate this pro forma impact.

When we grant stock options to non-employees for services, we measure the compensation expense related to those options at their vesting date using the Black-Scholes method, and recognize the expense ratably over the service period. Prior to the vesting date, the expense is recognized based on the fair value of the options at the end of each financial reporting period, also using the Black-Scholes method.

The Black-Scholes method requires us to use assumptions related to the fair value of our stock, the expected life of the options, volatility, the risk-free interest rate and the dividend yield.

Derivatives

We occasionally enter into interest rate swaps to effectively fix the variable-interest rates of certain of our debt instruments, and must recognize these derivatives at their fair value on our balance sheet. While we generally obtain this fair value information from the counterparty, this valuation includes certain assumptions about market conditions.

Income Taxes

We review our deferred tax assets on a regular basis to evaluate their recoverability based on projections of the turnaround timing of our deferred tax liabilities, projections of future taxable income, and tax planning strategies that we might employ to utilize such assets, including net operating loss carryforwards. Unless it is "more likely than not" that we will recover such assets through the above means, we establish a valuation allowance. If our projections of tax turnarounds and future taxable income, or our tax planning strategies change, we may be required to increase our valuation allowance to reduce the deferred tax assets.

Recently Issued Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. FIN No. 46 requires an investor with a majority of the variable interests in a variable interest entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest, or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. For arrangements entered into with variable interest entities created prior to February 1, 2003, the provisions of FIN No. 46 are effective in fiscal periods ending after December 31, 2003. The provisions of FIN 46 are effective immediately for all arrangements entered into with new variable interest entities created after January 31, 2003. We do not believe we have any investments in variable interest entities as of March 31, 2004 that would require a change in our consolidation policy, and thus do not expect the impact of FIN No. 46 to be material to our financial statements at this time. While we do not currently expect to enter into any types of VIE arrangements, if we did so the impact could be material.

Inflation

Some of our expenses, such as those for tower operating costs, wages and benefits generally increase with inflation. In addition, many of our tenant leases and ground leases contain fixed escalations or escalations based on the anticipated rise in the consumer price index. However, we do not believe that our financial results have been, or will be adversely affected by inflation in a material way.

Non-GAAP Financial Measures

EBITDA

We define EBITDA as earnings before interest, income tax expense (benefit), depreciation and amortization. EBITDA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States, or "GAAP."

We use EBITDA as a measure of operating performance. EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities or other income statement or cash flow statement data prepared in accordance with GAAP.

We believe EBITDA is useful to an investor in evaluating our operating performance because:

•	it is one of the primary measures used by our management to evaluate the economic productivity of our operations, including the efficiency of our employees and the profitability associated with their performance, the realization of contract revenues under our tenant leases, our ability to obtain and maintain our customers and our ability to operate our leasing business effectively;

•	it is widely used in the wireless tower industry to measure operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets; and

•	we believe it helps investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization) from our operating results.

Our management uses EBITDA:

•	in presentations to our board of directors to enable it to have the same measurement of operating performance used by management;

•	for planning purposes, including the preparation of our annual operating budget;

•	for compensation purposes, including as the basis for annual incentive bonuses for certain employees;

•	as a valuation measure in strategic analyses in connection with the purchase and sale of assets;

•	with respect to compliance with our credit facility, which requires us to maintain certain financial ratios based on Consolidated EBITDA which is equivalent to EBITDA except that Consolidated EBITDA (i) annualizes the EBITDA contributed from newly acquired towers until such towers have been owned for twelve months and (ii) excludes asset impairment charges, gains or losses on the disposition of fixed assets, extraordinary gains or losses, gains or losses on foreign currency exchange and certain other non-cash charges; and

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization) from our operating results.

There are material limitations to using a measure such as EBITDA, including the difficulty associated with comparing results among more than one company and the inability to analyze certain significant items, including depreciation and interest expense, that directly affect our net income or loss. We compensate for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with our analysis of net income. EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with generally accepted accounting principles.

The table below shows EBITDA for the year ended December 31, 2001 and the ten months ended October 31, 2002 for the predecessor company and the two months ended December 31, 2002, the year ended December 31, 2003, and the three months ended March 31, 2003 and 2004 for the successor company. We have also provided supplemental information regarding certain non-cash items, items associated with discontinued operations and items associated with our reorganization.

	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003	Pro Forma As Adjusted Year Ended December 31, 2003	Three Months Ended March 31, 2003	Three Months Ended March 31, 2004(1)	Pro Forma As Adjusted Three Months Ended March 31, 2004(1)
	(dollars in thousands)
Net income (loss) (1)	$(448,202)	$256,172	$2,051	$18,036	$6,283	$4,431	$(5,537)	$(5,785)
Interest, net	88,731	45,720	3,989	20,352	24,789	5,717	6,090	6,225
Income tax expense (benefit)	(6,630)	(5,195)	19	(665)	(665)	(76)	11	11
Depreciation and amortization	123,315	76,956	7,387	44,317	47,842	11,079	11,649	12,531
EBITDA	$(242,786)	$373,653	$13,446	$82,040	$78,249	$21,151	$12,213	$12,982
Supplemental information:
Impairment on assets held for sale	$46,592	$1,018	$—	$—	$—	$—	$—	$—
Impairment on assets held for use	246,780	4,541	—	—	—	—	—	—
Reorganization costs	—	59,124	—	—	—	—	—	—
(Gain) loss on extinguishment of debt	—	(404,838)	—	—	8,449	—	8,449	8,449
Non-cash stock based compensation expense for services	—	—	—	1,479	1,479	—	2,604	2,604
Gain (loss) on discontinued operations	(7,145)	(33,157)	(66)	(1,100)	—	17	(99)	—
Gain (loss) disposal of properties	(5,644)	(78)	(2)	(302)	—	(58)	205	—

(1)	The pro forma as adjusted data reflects the February 5, 2004 issuance of the $418.0 million mortgage loan, the application of the mortgage loan net proceeds to repay a portion of the $234.4 million of then outstanding borrowings under our old credit facility, this offering of 7,000,000 shares of common stock at an assumed price of $17.00 per share, the mid-point of the range shown on the cover of this prospectus, and the application of a portion of the net proceeds of this offering to repay the outstanding borrowings under our credit facility and to fund the Tower Ventures acquisition as more fully described in the pro forma condensed consolidated financial statements and the related notes included elsewhere in this prospectus as if all had occurred on January 1, 2003 and 2004 for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively.

Funds From Operations

We believe Funds From Operations, or FFO, is an appropriate measure of the performance of REITs because it provides investors with an understanding of our ability to incur and service debt and make capital expenditures. FFO, for our purposes, represents net income available for common stockholders (computed in accordance with generally accepted accounting principles or GAAP), excluding gains (or losses) on the disposition of real estate assets and real estate depreciation and amortization.

FFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow provided by operations as a measure of liquidity and is not necessarily indicative of funds available to fund our cash needs including our ability to pay dividends. In addition, FFO may not be comparable to similarly titled measurements employed by other companies.

Our management uses FFO:

•	in monthly management reports given to our board of directors;

•	to provide a measure of our REIT operating performance that can be compared to other companies using an accepted industry-wide measurement, as defined by NAREIT; and

•	as an important supplemental measure of operating performance.

Funds From Operations is calculated as follows (unaudited):

	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003	Pro Forma As Adjusted Year Ended December 31, 2003	Three Months Ended March 31, 2003(1)	Three Months Ended March 31, 2004	Pro Forma As Adjusted Three Months Ended March 31, 2004(1)
	(dollars in thousands)
Net income (loss)	$(448,202)	$256,172	$2,051	$18,036	$6,283	$4,431	$(5,537)	$(5,785)
Real estate depreciation and amortization	121,490	75,613	7,378	41,940	45,465	10,485	11,244	12,126
Loss (gain) on disposal of properties	5,644	176	2	726	—	58	(205)	—
FFO	$(321,068)	$331,961	$9,431	$60,702	$51,748	$14,974	$5,502	$6,341

(1)	The pro forma as adjusted data reflects the February 5, 2004 issuance of the $418.0 million mortgage loan, the application of the mortgage loan net proceeds to repay a portion of the $234.4 million of then outstanding borrowings under our old credit facility, this offering of 7,000,000 shares of common stock at an assumed price of $17.00 per share, the mid-point of the range shown on the cover of this prospectus, and the application of a portion of the net proceeds of this offering to repay the outstanding borrowings under our credit facility and to fund the Tower Ventures acquisition as more fully described in the pro forma financial statements and the related notes included elsewhere in this prospectus as if all had occurred on January 1, 2003 and 2004 for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to market risks from changes in interest rates charged on our long-term debt. The impact on earnings and value of our long-term debt is subject to change as a result of movements in market rates and prices. As of December 31, 2002 and 2003, pursuant to the requirements of our old credit facility, we had $275.0 million and $235.0 million, respectively, in long-term debt, subject to variable interest rates of which $130.0 million was effectively hedged at December 31, 2002 using interest rate swap agreements for the periods. Our variable rate debt under our old credit facility, net of hedged amounts, exposed to changes in market interest rates was $235.0 million and $145.0 million as of December 31, 2002 and 2003, respectively.

On March 26, 2004, in anticipation of future acquisitions and their financing, we entered into four interest rate swaps with Morgan Stanley as counterparty to hedge the variability of future interest rates on our anticipated mortgage financing. Under the interest rate swaps, we agreed to pay the counterparty a fixed interest rate of 3.416% on a total notional amount of $200.0 million beginning in October 2004 through April 2009 in exchange for receiving three-month LIBOR on the same notional amount for the same period. The swaps terminate on the earlier of the issuance of any new mortgage loan or January 1, 2005 at which time the swaps will be settled for cash based on the then fair market value. If LIBOR swap rates decreased by 100 basis points at the time of settlement, we would be required to make a payment of $8.4 million. If LIBOR swap rates increased by 100 basis points at the time of settlement, we would receive a payment of $8.3 million. If the financing transaction is completed on terms consistent with those currently anticipated, any settlement payments would be deferred and amortized over the expected life of the mortgage loan. If the financing transaction is not completed as anticipated, we would be required to recognize the aggregate fair value of the swaps in current earnings.

The following table presents the future principal payment obligations and weighted-average interest rates at March 31, 2004 associated with our existing long-term debt instruments assuming our actual level of long-term indebtedness of $1.0 million under a term loan used to finance our U.K. communications sites, $1.2 million under capital leases to finance new computer software, $28.2 million under the credit facility and $417.5 million under our mortgage loan issued on February 5, 2004.

	Weighted Average Interest Rate		Expected Maturity Date – Twelve months ended March 31,
		Total	2005	2006	2007	2008	2009	Thereafter
		(dollars in thousands)
Long-term obligations: (1)
Variable rate:
Credit facility	3.6%	$28,169	$28,169	$—	$—	$—	$—	$—
Pinnacle UK	5.8%	1,015	467	467	81	—	—	—
Total variable rate debt	3.7%	29,184	28,636	467	81	—	—	—
Fixed rate:
Mortgage loan	5.0%	417,477	7,479	7,941	8,430	8,950	384,677	—
Capital lease obligation	9.6%	1,194	358	396	440	—	—	—
Total fixed rate debt	5.0%	418,671	7,837	8,337	8,870	8,950	384,677	—
Total debt		$447,855	$36,473	$8,804	$8,951	$8,950	$384,677	$—

(1)	Amounts shown in this table exclude cash interest payments due. Amounts will not correspond to the amounts shown in the contractual obligations table on page 59 due to the inclusion of expected interest payments in the contractual obligation table and because the table is as of March 31, 2004.
(2)	Excludes the effect of reclassification of current maturities due to amendment of our credit facility and issuance of the mortgage loan.

As of December 31, 2002 and 2003, the total variable rate debt outstanding had weighted average interest rates of 6.1% and 5.6%, respectively. A 1% increase in the interest rate on our variable rate debt would have increased interest expense by approximately $2.6 million and $0.3 million on an as adjusted basis.

Foreign Currency Exchange Risk

Our exposure to adverse movements in foreign currency exchange rates is primarily related to our subsidiaries' operating expenses, primarily in the United Kingdom and Canada, denominated in the respective local currency. A hypothetical change of 10% in foreign currency exchange rates would not have a material impact on our consolidated financial statements or results of operations.

INDUSTRY

Industry Strengths

We believe that the tower industry is attractive because of the following characteristics:

•	Strong Industry Outlook. We believe that the following factors will drive the growth of new tenant leases:

o	growth in the number of wireless telephony subscribers;

o	increasing wireless telephony usage per subscriber;

o	customer demand for high network quality and coverage; and

o	new wireless technologies, devices and applications.

•	High Operating Leverage. Operating costs associated with adding incremental telephony wireless tenants to an existing owned tower are relatively low resulting in a significant percentage of new revenues being converted to cash flow provided by operating activities.

•	Low Maintenance Capital Expenditures. Generally, telephony wireless towers require minimal annual capital investments to maintain. During the year ended December 31, 2003, our average capital expenditure for the maintenance of our owned towers was less than $1,250 per tower.

•	Low Churn of Wireless Telephony Customers. Due to the expense of modifying their wireless network architecture and relocating their equipment, wireless carriers tend to be long term tenants that renew their leases. In general, our wireless telephony carrier leases have an initial term of five years with multiple renewal terms of similar duration at the option of our tenants. Our leases typically contain 3% to 5% annual fixed-price escalation clauses throughout their initial and renewal terms.

Industry Overview

Like many other real estate businesses, the wireless communications site business is characterized by a stable cash flow stream that is generated from tenant leases, a fixed cost base with additional leases providing high operating leverage and requiring minimal annual capital investments to maintain existing communications sites. Typically, telephony wireless tenants enter into three to five year leases with three to five renewal options of similar duration at the option of the tenant. The leases usually include annual rental rate increases, or escalators, of three to five percent. A tower can accommodate anywhere from one to 30 tenants or more, depending on the size and strength of the tower and the type of equipment that each tenant needs to install. Typically, however, the average tower will accommodate three to six telephony tenants.

The direct costs associated with operating the tower consist of ground lease rent, property insurance, utilities, property taxes and site maintenance and monitoring costs. Most ground leases consist of an initial five to ten year term with multiple five to ten year renewal terms and often provide for annual escalators similar to those in the tenant leases. The magnitude of the other direct costs associated with operating the tower vary from site to site depending on the taxing jurisdiction and the height and age of the tower but typically do not make up a large percentage of total operating costs. The ongoing maintenance requirements are typically minimal and includes replacing lighting systems, maintaining common shelters, maintaining heating, ventilation and cooling systems in the common shelters, painting a tower or upgrading or repairing an access road or fencing.

Given the fixed nature of the direct costs of a single tower, there is significant operating leverage in the economic model through the addition of multiple tenants to a single tower. For example, on a single hypothetical tower with one tenant paying approximately $18,000 per year in rent to lease site space, and annual operating costs of approximately $12,000, which is the approximate average direct operating costs for a telephony site with a ground lease, the gross margin would be $6,000, or 33%. If a second tenant is added to the tower, there would be an additional approximately $18,000 of annual revenues and minimal additional operating costs (assume $1,000), providing for a gross margin of approximately $23,000, or 64%, or almost twice the gross profit margin with only one tenant.

Wireless communications service providers tend to invest significant amounts of capital in their network design and the purchase and installation of their base station equipment and therefore have difficulty moving their equipment to another competitive tower without altering their network architecture and incurring significant relocation costs. In some cases, a customer can invest as much as $250,000 in the equipment and its installation at a communications tower site and often that equipment is optimized for a specific location. If a customer decides to move its equipment and switch site providers, it will have to invest additional capital which could be as much as $75,000 to redeploy equipment to another tower site. Given the significant expense in modifying wireless network architecture, relative to the monthly rental payments, customers infrequently move their equipment to another tower site.

The significant capital and regulatory requirements involved in developing and obtaining permits for a communications tower provide important competitive barriers to entry. The cost of constructing a new tower can range from $175,000 to $250,000 or more, depending on several variables including the height and various zoning and permitting costs. In many jurisdictions, the local zoning requirements make it difficult to get permission to build a new tower. Furthermore, once a tower has been permitted and constructed, the local authorities often require that potential new wireless tenants attempt to locate on existing towers prior to permitting the construction of a new tower. As a result, it is often administratively difficult and usually not economically worthwhile to build a competitive tower close to another operator's tower site.

Existing Towers

In general, wireless communications towers are vertical metal structures of three types: guyed towers, lattice towers and monopole towers.

•	Guyed towers generally range in height between 200 and 2,000 feet and are supported by cables attached at different levels on the tower that run to anchor foundations in the ground. Guyed towers typically have the capacity to accommodate wireless communications equipment for up to 30 tenants or more, depending on their design.

•	Lattice towers generally range in height between 150 and 400 feet and are self-supporting with three or four legs that taper up from the bottom and join either at the top of the tower or at a lower location from which a fully vertical extension rises. They typically have the capacity to accommodate wireless communications equipment for up to 12 tenants, depending on their design.

•	Monopole towers generally range in height between 50 and 200 feet and are self-supporting vertical tubular structures that are lighter than other tower types and typically have the capacity to accommodate wireless communications equipment for up to five tenants, depending on their design.

Wireless communications equipment may also be placed on building rooftops or other structures. Rooftop sites are common in urban areas where tall buildings are available and zoning restrictions render tower construction difficult, and where multiple communications sites are required because of relatively higher volume and density of wireless traffic. The types of technology and number of tenants that may be accommodated at any particular rooftop depend on the construction and height of the building, the area of its rooftop available for use and the types of wireless communications equipment that tenants seek to deploy.

Market Demand

The key demand drivers for additional tenants locating on existing sites and new tower sites are (1) the growth in wireless communication services including the deployment of new technologies and (2) the growth in the number of new wireless subscribers and the volume of their use of the wireless technology. There are numerous distinct wireless technologies in broad use today and we believe that the number of wireless communication technologies that can be deployed on communications towers will increase over time.

Because of the continuing growth in the number of wireless telephony subscribers and the minutes each subscriber uses, we have seen, and expect to continue to see over the next several years a higher percentage of growth coming from telephony customers.

Increasing subscriber demand is driving the current expansion of telephony service providers' transmission networks. According to independent industry analysts, the number of wireless subscribers in the United States grew from 61 million in June 1998 to 148 million as of June 2003, or a compound annual growth rate of more than 19% per year. This number is projected by some industry analysts to grow to over 180 million by the end of 2007.

Furthermore, we believe that the introduction of wireless number portability, which allows wireless subscribers to change local carriers without having to change their mobile number, has increased the pressure on the major carriers to provide higher quality network service and improved coverage to combat customer churn. In addition, the FCC has also implemented wireline to wireless number portability in the 100 largest metropolitan statistical areas which may allow the wireless carriers to expand their market base and continue to grow the number of their subscribers.

BUSINESS

Business Overview

Global Signal, formerly known as Pinnacle Holdings, Inc. prior to our name change effective December 18, 2003, is one of the largest wireless communications tower owners in the United States, based on the number of towers owned. For the year ended December 31, 2003, all of our revenues came from our ownership, leasing and management of wireless communications towers and other communications sites. Our sites are primarily located in the southeastern and mid-Atlantic regions of the country. As of March 31, 2004, we owned 2,199 towers and 251 other communications sites. We own in fee or have long-term easements on the land under 789 of these towers and we lease the land under 1,410 towers. As of March 31, 2004, those leases had an average remaining life, including our options to renew, of 20.6 years. In addition, as of March 31, 2004, we managed 781 towers, rooftops and other communications sites where we had the right to market space or where we had a sublease arrangement with the site owner. As of March 31, 2004, we owned or managed a total of 3,231 communications sites. As of May 12, 2004, we owned substantially all of our assets and conducted our operations through an operating partnership, Global Signal Operating Partnership, L.P., or "Global Signal OP." Global Signal, Inc. is the special limited partner and our wholly-owned subsidary, Global Signal GP LLC, is the managing general partner of Global Signal OP. Global Signal Inc. holds 99% of the partnership interests and Global Signal GP LLC holds 1% of the partnership interests in Global Signal OP.

Our customers include a wide variety of wireless service providers, government agencies, operators of private networks and broadcasters. These customers operate networks from our communications sites and provide wireless telephony, mobile radio, paging, broadcast and data services. As of March 31, 2004, we had an aggregate of more than 12,000 leases on our communications sites with over 2,600 different customers. The average number of tenants on our owned towers, as of March 31, 2004, was 4.1, which included an average of 1.3 wireless telephony tenants.

We believe that the growing use of wireless communications services together with capacity constrained networks will continue to increase the demand for tower space and drive the growth of our business. We intend to capitalize on this trend by actively marketing space on our existing towers and other communications sites, and selectively acquiring or developing new towers.

For the year ended December 31, 2003 and the three months ended March 31, 2004, we generated:

	Year ended December 31, 2003	Three months ended March 31, 2004
	($ in millions)
Revenues from continuing operations	$169.2	$43.6
Net income (loss)	$18.0	($5.5)
EBITDA, as defined below	$82.0	$12.2
Funds from operations, or FFO, as defined below	$60.7	$5.5

Our operating results for the three months ended March 31, 2004 include a loss on early extinguishment of debt of $8.4 million associated with the repayment of our old credit facility on February 5, 2004 and an expense of $2.6 million for non-cash stock-based compensation related to stock options issued to an individual retained to provide financial advisory services. The arrangement with this individual was terminated in March 2004.

We are organized as a real estate investment trust, or REIT, and as such are required to distribute at least 90% of our taxable income to our stockholders. On February 5, 2004, we paid a $142.2 million one-time special distribution to our stockholders, which represented a return of capital. In addition, on February 5, 2004, we paid our first ordinary dividend of $0.3125 per share of our common stock or an aggregate of $12.8 million, for the three months ended December 31, 2003 and on April 22, 2004 we paid our second ordinary dividend of $0.3125 per share of our common stock, or an aggregate of $13.1 million, of which $11.3 million represented a return of capital for the three months ended March 31, 2004. On May 11, 2004, we also declared an ordinary dividend of $0.2095 per share of our common stock for the period April 1, 2004 through May 31, 2004 to be paid on June 14, 2004 to stockholders of record as of May 26, 2004. We are paying this dividend so that holders of our common stock prior to the offering will receive a distribution for the period prior to the offering. Purchasers of shares of our common stock in this offering will not be entitled to this dividend. Subsequent to this offering, we intend to pay a dividend for the one month ended June 30, 2004 and thereafter we intend to make regular quarterly distributions to the holders of our common stock.

Our ratios of total debt at March 31, 2004 to EBITDA and to net income for the twelve months ended March 31, 2004 were 6.1 times and 55.5 times, respectively, and 93% of our total debt had a weighted average fixed interest rate of approximately 5% as of March 31, 2004.

Growth Strategy

Our objective is to increase our FFO. Key elements of our strategy to achieve this objective include:

•	Grow our Revenues by Adding New Tenants to our Existing Communications Sites. We believe that we can take advantage of our site capacity and locations, strong customer relationships and operational expertise to attract new tenants to our existing communications sites. Industry trends, including the increasing use of wireless communications services and the infrastructure requirements necessary to deploy current and future generations of wireless communications technologies, will also fuel our growth. The costs associated with our owned communications sites are generally fixed; therefore, we believe that the revenues generated from the addition of new tenants to these communications sites will drive FFO growth.

•	Expand our Communications Sites Network Through Acquisition and Development of Towers. Ownership in the tower industry is highly fragmented, which provides us the opportunity to selectively purchase towers. We also intend to develop new towers for our wireless telephony customers who are seeking to expand their networks. We plan to purchase or develop towers in areas where we believe there is or will be significant demand for wireless services which should drive network expansion and increase demand for space on our towers. We will focus our acquisition and new build efforts on towers that already have an existing telephony tenant, or, in the case of new builds, a telephony customer committed to a new lease, and have the potential to add multiple additional telephony tenants.

•	Outsource New Tower Development and Construction. We outsource all aspects of new tower development including radio frequency engineering, initial land acquisition, zoning, and construction. We believe that by outsourcing we avoid most of the high overhead and risks associated with providing these services.

•	Build on Relationships with Wireless Telephony Carriers. We maintain a consistent and focused dialogue with our wireless telephony carriers in order to fully meet their network needs. We believe that the location and quality of our towers provide us with a strong position in our markets and that we are well positioned to identify and participate in our customers' network expansion.

•	Maintain an Efficient Capital Structure. We believe that our low cost debt, combined with appropriate leverage, will allow us to maintain operating and financial flexibility. Our capital management strategy is to finance newly acquired assets, on a long-term basis, using low cost fixed rate debt obtained through the issuance of mortgage-backed securities combined with a portion of the proceeds from this offering. To accomplish this, we plan to first use the proceeds from this offering and then, we plan to finance newly acquired and developed wireless communications sites through borrowings on our credit facility, which we expect will be repaid with proceeds from the issuance of mortgage-backed securities.

Our Strengths

•	High Quality Communications Sites with Diversified and Stable Cash Flows. As of March 31, 2004, we had 3,231 wireless communications sites, including 2,199 owned towers, of which 92% are guyed or lattice towers. Our diversified customer base, which includes over 2,600 customers with over 12,000 leases, has historically provided us with a stable cash flow stream. Our tenants include a wide variety of wireless service providers, government agencies, operators of private networks and broadcasters.

•	Efficient and Well Organized Operating Platform. We have recently spent a significant amount of time and capital on improving our operations. We have also reoriented our organizational structure, sales force, business processes and systems towards improving customer service and adding new tenants. For example, we have recently completed a digital library that provides us with easy access to our key records and allows us to rapidly respond to customer requests and to deploy new tenants on our sites.

•	Experienced Management Team. Since October 2002, we have installed a new experienced senior management team which includes individuals with substantial experience in the operations of wireless companies in general and tower companies in particular. Our new management team is highly focused on growing our business and is incentivized with options to acquire approximately 7.0% of our common stock on a fully diluted basis, as of May 17, 2004.

•	Tax Efficient REIT Status. We are organized as a REIT which provides us with certain tax advantages compared to some of our competitors. Those advantages include an ability to reduce our corporate-level income taxes by making dividend distributions to our stockholders, and an ability to pass our capital gains through to our stockholders in the form of capital gains dividends.

Communications Sites

As of March 31, 2004, we owned or managed a total of 3,231 wireless communications towers, rooftops and other communications sites. The average number of tenants on all of our towers, rooftops and land sites is 3.7. As of March 31, 2004, our top 1,000 communications sites, by gross margin for the three months ended March 31, 2004, had an average of 7.1 tenants per communications site and contributed 79% of gross margin. However, with the exception of one site for the three months ended March 31, 2004, no single communications site accounted for more than 1% of the gross margin for the twelve months ended December 31, 2003 or the three months ended March 31, 2004. We routinely review and dispose of sites which generate negative cash flows and for which the growth prospects are not compatible with our strategy. During 2003 and the three months ended March 31, 2004, we disposed of 134 sites and 18 sites, respectively, of which 125 and 15, respectively, were managed sites.

The table set forth below outlines the number and type of our communications sites and the number of tenant leases as of March 31, 2004 as well as the relative contribution to our revenues and gross margin for the year ended December 31, 2003 and the three months ended March 31, 2004.

Type of Communications Sites

	As of March 31, 2004		For the Year Ended December 31, 2003				For the Three Months Ended March 31, 2004
Type of Communications Sites	Number of Communications Sites	Number of Tenant Leases	Aggregate Revenues	Percentage of Total Revenues	Gross Margin	Percentage of Total Gross Margin	Aggregate Revenues	Percentage of Total Revenues	Gross Margin	Percentage of Total Gross Margin
			(dollars in thousands)
Owned
Towers
Guyed	1,359	5,649	$76,488	45%	$57,467	51%	$19,822	45%	$15,320	51%
Lattice	657	2,778	43,555	26	32,941	29	11,536	27	8,808	29
Monopole	183	562	9,406	6	7,467	6	2,780	6	2,260	8
Total	2,199	8,989	129,449	77	97,875	86	34,138	78	26,388	88
Other communications sites
Land	236	237	2,226	1	2,033	2	563	1	544	2
Rooftop	15	79	1,360	1	1,014	1	330	1	237	1
Total	251	316	3,586	2	3,047	3	893	2	781	3
Owned sub-total	2,450	9,305	133,035	79	100,922	89	35,031	80	27,169	91
Managed
Towers
Guyed	209	719	8,138	5	2,829	3	1,846	5	717	2
Lattice	97	362	5,178	3	1,838	2	1,256	3	465	2
Monopole	9	27	468	0	196	0	99	0	36	0
Total	315	1,108	13,784	8	4,863	5	3,201	8	1,218	4
Other communications sites
Land	17	27	399	0	224	0	95	0	60	0
Rooftop	449	1,667	22,015	13	6,881	6	5,247	12	1,642	5
Total	466	1,694	22,414	13	7,105	6	5,342	12	1,702	5
Managed sub-total	781	2,802	36,198	21	11,968	11	8,543	20	2,920	9
Total	3,231	12,107	169,233	100%	112,890	100%	$43,574	100%	$30,089	100%

Capacity is seldom a limiting factor on our leasing of space, as we can usually augment a tower to accommodate additional tenants. On rare occasions, we are unable to modify a tower to satisfy a prospective tenant's timing requirements.

As of March 31, 2004, we owned in fee or had long-term easements on the land under 789 of our owned towers and 248 of our other communications sites. For the land that we do not own or hold in easement, the average remaining life on the ground leases, including our options to renew, was 20.6 years. Generally, our ground leases terminate upon the occurrence of an event of default under the terms of the lease, by our written notice prior to a lease renewal, or by the terms of the lease which may set a maximum number of renewals. For the year ended December 31, 2003 and the three months ended March 31, 2004, we incurred $12.1 million and $3.1 million, respectively, in rent expense for our ground leases for an average annual lease payment of $8,548 for the year ended December 31, 2003 and $8,832 annualized for the three months ended March 31, 2004. Rent payments are generally payable on a monthly or annual basis during the term of the lease. We often have the right to sublease or assign the ground leases, and to grant licenses to use the leased communications sites. We are generally responsible for the indemnification of the landlord, and the payment of real estate taxes, general liability insurance, and ordinary maintenance costs at the leased sites. Under the terms of the ground leases, we generally also have the right of first refusal to purchase the leased property when the landlord receives a third party offer to purchase. The table below indicates our interest in the real property underlying our towers and other communications sites at March 31, 2004 for each classification of real property interest and therefore excludes the 781 managed sites.

Real Property Interest Classification

Real Property Interest Classification	Towers	Other Communications Sites	Total Number of Communications Sites
Fee owned	594	185	779
Ground lease	1,410	3	1,413
Easement	195	63	258
Total	2,199	251	2,450

During the year ended December 31, 2003 and the three months ended March 31, 2004, we incurred $1.5 million and $0.4 million in real estate taxes, respectively, and $3.0 million and $0.7 million in personal property taxes, respectively, for a total of $4.5 million and $1.1 million in property taxes, respectively, or an average of $1,937 per site for the year ended December 31, 2003 and approximately $461 per site for the three months ended March 31, 2004. We hold real and tangible property in over 3,000 jurisdictions in the United States, Canada and the United Kingdom. Property tax assessment methodologies and rates vary widely throughout the various taxing jurisdictions.

Our towers and other communications sites are geographically diversified. The table below represents the concentrations of our owned and managed communications sites at March 31, 2004.

Geographic Concentrations

State	Number of Communications Sites
Florida	346
Georgia	304
Texas	226
Alabama	174
South Carolina	169
Louisiana	158
North Carolina	137
Tennessee	127
California	121
Mississippi	85
Other	1,384
Total	3,231

Tenant Leases

As of March 31, 2004, we had over 12,000 tenant leases from over 2,600 different customers. The average length of our tenant leases before consideration of renewal is approximately 4.8 years and the average remaining life from March 31, 2004 until the next renewal is approximately 2.4 years. The following table sets forth information related to expirations of our tenant leases as of March 31, 2004:

Year of Expiration	Number of Tenant Leases	Aggregate Annualized March 2004 Revenues
	(dollars in thousands)
2004 and month to month	2,932	$32,266
2005	3,554	55,931
2006	1,929	25,273
2007	1,067	17,418
2008	1,896	31,662
2009	398	6,493
2010	116	2,505
2011	19	346
2012	17	494
2013	15	277
Thereafter	164	4,121

Customers

Our customers include a wide variety of wireless service providers, government agencies, operators of private networks, and broadcasters. These customers operate networks from our communications sites and provide wireless telephony, mobile radio, broadcast and data services. We have an aggregate of more than 12,000 leases with over 2,600 customers. Some of our customers consist of large service providers that operate at multiple sites in multiple segments of the wireless communications services industries while others consist of small service providers or users that deploy a single type of wireless technology at a single site. Federal, state and local government customers made up approximately 7.0% and 7.1% of our total revenues for the year ended December 31, 2003 and the three months ended March 31, 2004 respectively.

For the year ended December 31, 2003 and the three months ended March 31, 2004, our largest customer Arch Wireless represented 11.2% and 11.0% of our total revenues, respectively, and for those periods, no other customer contributed 10% or more of our total revenues. On March 29, 2004, Arch and Metrocall (our sixth largest customer representing 4.9% of our total revenues for the three months ended March 31, 2004) announced that they had executed a merger agreement and one of our directors, David Abrams, will be a director of the merged entity upon consummation of the merger later in 2004. Mr. Abrams will recuse himself from any discussion or decision by our board of directors regarding Arch Wireless, the merger of Arch Wireless with Metrocall. Inc. or the surviving entity. Mr. Abrams is also the managing member of Abrams Capital, LLC, which beneficially owns approximately 8% of Arch. Mr. Abrams also beneficially owns 14.4% of our common stock. Mr. Abrams' ownership interest and duties as a director of the merged entity may, from time to time, differ from his interests and duties as one of our directors. Abrams Capital, LLC's interests as a stockholder of Arch Wireless may differ from the interests of our stockholders. While we expect network consolidation to occur as a result of mergers, we believe the merged entities will become more financially stable customers.

The following table presents information with respect to our tenant leases by the five customer technology categories we track:

Tenant Technology Type

	For the Year Ended December 31, 2003		For the Three Months Ended March 31, 2004
Tenant Technology Type	Revenues	Percentage of Total Revenues	Revenues	Percentage of Total Revenues
	(dollars in thousands)
Telephony	$64,514	38.1%	$17,769	40.8%
Mobile radio	45,616	27.0	10,911	25.0
Paging	37,963	22.4	9,414	21.6
Broadcast	12,423	7.3	3,190	7.3
Wireless data and other	8,717	5.2	2,290	5.3
Total	$169,233	100.0%	$43,574	100.0%

Our largest customer group by revenues is wireless telephony which contributed 38.1% and 40.8% of our revenues for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively. Six of our top ten customers are primarily in the business of providing wireless telephony services. Our largest telephony tenants are Nextel, Cingular, Verizon Wireless, AT&T Wireless, Sprint and T-Mobile. These tenants' telephony revenues collectively accounted for approximately 25.4% and 27.5% of our total revenues for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively. We expect industry trends, including the increasing use of wireless communications services and the infrastructure requirements necessary to deploy current and future generations of wireless communications technologies, to drive the addition of new tenant leases on our towers.

The second largest customer group consists of wireless communication providers of mobile radio transmission services. Mobile radio companies provide two-way land radio communication services typically used in dispatch applications by public agencies and businesses whose day-to-day operations depend on communications with a wide variety of personnel at diverse remote locations within a geographic area. We have 4,751 mobile radio leases with a wide variety of customers including federal, state and local government agencies, such as the FBI and local fire departments, and businesses such as utility, construction, courier, taxicab and private transportation companies. For the year ended December 31, 2003 and the three months ended March 31, 2004, 25.5% and 27.3%, respectively, of our total mobile radio revenues was generated by federal, state and local government entities. While some of the traditional users of mobile radio networks have transitioned and, we expect, will continue to switch to public wireless telephony networks, we believe that the low cost of a private network will result in continued demand by many of our mobile radio customers. In addition, we are currently seeing and expect to continue to see new mobile radio deployments by government customers as they upgrade their networks to newer digital systems which allow them to communicate with other government agencies.

Our third largest customer group consists of customers from the paging industry. Paging operators enjoyed significant growth until recent years. The FCC estimates that there were 14.1 million paging units in service at the end of 2002, down 22% from 18.0 million units at the end of 2001. While paging operators have faced competition from mobile telephony carriers, paging devices are generally less expensive and paging networks provide better underground and in-building coverage. Paging operators thus expect paging to remain a viable service to a market sector consisting mainly of commercial customers such as medical and emergency personnel and large industrial companies. Furthermore, while we are aware consolidation in the paging industry could decrease the demand for our sites, as of March 31, 2004 consolidation in the paging industry did not materially impact our revenues.

Our three largest paging customers are Arch Wireless, Skytel, a subsidiary of MCI, Inc. and Metrocall, Inc. All of these companies have filed for bankruptcy within the past two years and all have since emerged with substantially reduced or no debt. Arch, our largest single customer, with whom we have a contract requiring minimum fixed payments through May 2005, is the largest paging operator in the U.S. Currently, we are one of Arch's largest providers of wireless infrastructure.

Our fourth largest customer group consists of broadcast tenants including television and radio companies. Our broadcast tenants are typically found on our taller towers and rarely change locations because of their regulatory requirements, high switching costs and potential business disruption. While the broadcast market is generally a mature market, we believe that the federally mandated conversion to digital High Definition TV will prompt traditional analog broadcasters to install new equipment on tall towers resulting in new leasing opportunities. In addition, our broadcast tenants include satellite radio broadcasters (XM Satellite Radio and Sirius) which utilize our communications sites for repeaters.

Our fifth largest customer group consists of wireless data and other communications services and includes companies such as Cingular and Motient which operate two-way messaging networks (such as BlackBerry devices) as well as wireless internet service providers that are emerging as new technologies become available and the FCC authorizes additional radio spectrum for use.

Over the last few years, although our revenues have remained relatively constant after considering dispositions, the relative revenues contribution from different types of wireless customer industry segments has changed substantially. Specifically, the percentage of our revenues coming from the wireless telephony providers has grown from approximately 31.3% of revenues for the month of December 2001 to approximately 41.4% of revenues for the month of March 2004 while the percentage of revenues coming from mobile radio and paging has decreased from 31.7% and 25.4%, respectively, for the month of December 2001 to 25.0% and 21.6%, respectively, for the month of March 2004. We believe that as we continue to execute our strategy, we will continue to increase the relative percentage of telephony revenues and as a result, decrease the relative percentage of paging and mobile radio revenues over the next several years. The following table presents information with respect to our revenue mix by our five customer technology categories for the months of December 2001, 2002, 2003 and March 2004.

Percent of Revenues by Tenant Technology Type

Tenant Technology Type	Percent of Revenues for December 2001	Percent of Revenues for December 2002	Percent of Revenues for December 2003	Percent of Revenues for the Month of March 2004
Telephony	31.3%	36.1%	40.6%	41.4%
Mobile radio	31.7	29.3	25.8	25.0
Paging	25.4	22.5	21.6	21.6
Broadcast	6.1	6.9	7.1	7.3
Wireless data and other	5.5	5.2	4.9	4.7
Total	100.0%	100.0%	100.0%	100.0%

Operations

Since October 2002, we have installed a new management team which includes individuals with substantial experience in the operations of wireless companies in general and tower companies in particular. Our new management team is highly focused on strengthening our business through the execution of our strategy. Our day-to-day operations are managed through five primary functional areas, which coordinate as a team to focus on enhancing customer service and improving operations. These five areas are:

Sales, Marketing and Co-locations.    Our sales, marketing and co-location group had a total of 25 people as of May 17, 2004 and is segmented into a broadband team that focuses on telephony and broadcast customers and a narrowband team that focuses on mobile radio including government, paging and data customers. Our broadband sales team is geographically organized with certain employees also being assigned major customer coordination responsibilities. Our narrowband sales representatives are also geographically focused with each employee being assigned to several large customers. Our sales and marketing employees are supported by a centrally located staff of co-location project managers that manage the process of turning customer applications into tenant leases. Our co-location project managers are assigned to and work as a team with our sales representatives. Our co-location team supports our sales and marketing team by ensuring that our customers can rapidly deploy their equipment with minimal operational issues.

Acquisitions and New Builds.    Our acquisitions and new builds team focuses on sourcing, valuing and executing tower acquisitions and new tower development. They work closely with the other major areas of operations to ensure that there is a cohesive effort towards growth and that new tower additions are integrated seamlessly into operations. Our acquisition and new build team generally sources, values and executes our acquisition opportunities directly. We may use the services of a broker in circumstances where it is economically appropriate and where the broker brings specific local knowledge. However, we currently expect to continue to rely on our internal team for the majority of our acquisition sourcing, valuing and execution functions. As of May 17, 2004, the acquisitions and new builds team had a total of 13 people.

Property Management and Site Operations.    Our property management and site operations team is responsible for maintaining our communications sites. This includes site management, ongoing monitoring and regulatory compliance and site maintenance. Our property management and site operations include field portfolio support personnel who are assigned a territory of communications sites and are responsible for the overall maintenance and upkeep of our sites including working with our collocations team to ensure that customers install their equipment in accordance with the site lease. Our site operational team also ensures that all sites are in compliance with all FAA and FCC regulations and other local requirements. As part of our renewed focus on operations, we have completed environmental reviews of all active U.S. sites and updated title reviews of 716 land parcels under 831 of our top revenue producing towers representing 61% of gross margin, for the year ended December 31, 2003. As of May 17, 2004, this team had a total of 58 people.

Contracts Administration.    Our contracts administration team manages our portfolio using our recently created digital library that provides easy access to over 12,000 tenant leases from over 2,600 customers along with over 1,400 ground leases and over 800 managed site agreements. They are responsible for the renewal and renegotiation of these contracts, the collection of accounts receivable and the accurate maintenance of our tenant and site agreement database. Our contract administration team also works with our treasury and legal groups to routinely review and dispose of under-performing sites which generate negative cash flows and for which are not compatible with our strategy. As of May 17, 2004, our contracts administration team has 27 people and works hand-in-hand with our sales and marketing team on structuring major account leases and in dealing with customers that are having financial difficulties.

Administration and Support.    Our administration and support area includes our accounting, legal, finance, treasury, human resources and information systems teams. These teams support our sales and marketing, acquisitions and new builds, property management and site operations and contracts administration teams. As of May 17, 2004, this team had a total of 59 people.

Insurance.    We maintain property and casualty insurance and commercial general liability coverage in level and amounts customary for the industry. We recently expanded the scope and limits of our coverage and we believe our properties are adequately covered by insurance.

Our Management Agreements

General

Global Signal Services LLC ("GS Services"), our wholly-owned subsidiary, is our service company and is the legal entity which employs all of our employees and provides all internal services we require in connection with the conduct of our business. GS Services' sole purpose is to provide management services to us and our subsidiaries. Certain of our financing arrangements required that we formalize this arrangement. Accordingly, in connection with our mortgage loan, on February 5, 2004, our principal operating subsidiary Pinnacle Towers LLC, then known as Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries (collectively, "Pinnacle Towers") entered into a management agreement with GS Services to manage all of Pinnacle Towers' wireless communications sites. GS Services also provides management services to Pinnacle Towers Acquisition Holdings LLC, then known as Pinnacle Towers Acquisition Inc. These services are provided pursuant to an agreement that was originally entered into by Pinnacle Towers Acquisition Inc. and Pinnacle Towers on September 25, 2003 and GS Services assumed the obligations of Pinnacle Towers Inc. on February 5, 2004. The services provided to Global Signal Inc. and our subsidiaries, other than Pinnacle Towers and Pinnacle Towers Acquisition Holdings LLC, are similar to the services described in the management agreements below but are provided on a typical inter-company basis and have not been formalized into management agreements.

GS Services is located at 301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232. The principal executive officers of GS Services are as follows: David J. Grain (president), William T. Freeman (executive vice president, chief financial officer and assistant secretary), Ronald G. Bizick, II (executive vice president of corporate development and operations), Stephen W. Crawford (executive vice president, general counsel and secretary), Massoud Sedigh (executive vice president and chief information officer), and Jeffrey S. Langdon (executive vice president of sales and marketing) who are also our executive officers and receive no additional compensation for their services to GS Services. The following sections summarize certain provisions of the management agreements. The summaries are general in nature, and are qualified in their entirety by reference to the complete management agreements filed as exhibits hereto.

Management Agreement between Pinnacle Towers LLC and Global Signal Services LLC

Site Management Services

Pursuant to the management agreements, GS Services performs, on our behalf, those functions reasonably necessary to maintain, market, operate, manage and administer the communications sites. GS Services' duties include (1) marketing of site space, including locating potential customers and negotiating and executing tenant leases on our behalf, (2) monitoring and managing the sites, including managing property rights associated with the sites, making periodic inspections, maintaining insurance on the sites, keeping the sites in compliance with applicable laws and regulations, providing for necessary maintenance and arranging for utilities, services, equipment and supplies, (3) administering tenant leases, including maintaining a database of tenant leases, invoicing rent, managing delinquencies and defaults, (4) maintaining on our behalf insurance policies and on its behalf and expense, a commercial crime policy and a professional liability insurance policy; and (5) performing services required to be performed by us under the terms of the tenant leases and site management agreements.

Administrative Services

GS Services performs administrative and support services for us, including services relating to accounting, litigation management, finance, the maintenance of books and records and the preparation of all financial statements, reports, notices and other documents required to be delivered by us under the terms of the mortgage loan.

Scope of Authority

GS Services acts as our exclusive agent with regard to the services described in the management agreement. In such capacity, GS Services has the authority to negotiate, execute, and implement, for and on our behalf, all tenant leases, ground leases, easements, contracts, permits, licenses, registrations, approvals, amendments and other documents as GS Services deems necessary or advisable. In addition, GS Services has full discretion in determining whether to commence litigation on our behalf, and will have full authority to act on our behalf in any litigation proceedings or settlement discussions commenced by or against us.

Operating Expenses and Capital Expenditures

GS Services arranges for the payment of all operating expenses and the funding of all capital expenditures out of amounts on deposit in one or more operating accounts maintained on our behalf. We are responsible for funding such operating accounts, and GS Services has no obligation to incur or authorize any operating expense or capital expenditure that cannot or will not be paid out of funds on deposit in such operating accounts. GS Services is prohibited from acquiring any assets other than office space, computer equipment and other assets incidental to its duties under the management agreements with us and such other affiliates, and is prohibited from incurring any liabilities other than the salaries and benefits of its employees and other liabilities incurred in the ordinary course of its business.

Compensation

For each calendar month, GS Services is entitled to receive a management fee equal to 10% of operating revenues less the straight line revenue adjustment required to be recorded under SFAS 13. GS Services was not formed until January 2004, consequently no compensation was received during the twelve months ended December 31, 2003.

Management Agreement between Pinnacle Towers Acquisition Holdings LLC and Global Signal Services LLC

On September 25, 2003, Pinnacle Towers Acquisition Holdings LLC, then known as Pinnacle Towers Acquisition Inc., entered into a management agreement with Pinnacle Towers LLC, then known as Pinnacle Towers Inc., under which Pinnacle Towers LLC provides site management services to Pinnacle Towers Acquisition Holdings LLC. This agreement was subsequently assigned by Pinnacle Towers LLC to GS Services on February 5, 2004. The site management services provided by GS Services to Pinnacle Towers Acquisition Holdings LLC are substantially similar to those provided to Pinnacle Towers LLC described above. GS Services received fees according to a schedule that consists of the following components: (1) a $25 initial set up fee for each new tenant lease, (2) a $100 initial set up fee for each new communications site, (3) a monthly service fee of 12% of collected revenue for each in-place lease, (4) a monthly service fee of 15% of collected revenue for each new lease, (5) a $25 termination fee for each tenant lease terminated and (6) a $100 termination fee for each communications site terminated. Prior to the formation of GS Services, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., provided management services for Pinnacle Towers Acquisition Holdings LLC, then known as Pinnacle Towers Acquisition Inc., and recognized management fee income of $36,000 during the year ended December 31, 2003. These management fees covered services provided from December 5, 2003 to December 31, 2003 and were comprised of $3,700 of initial set up fees for new tenant leases, $6,700 of initial set up fees for new communications sites and $25,600 of monthly service fees.

On May 13, 2004, we amended the agreement such that the fees that GS Services receives for each calendar month will be equal to 10% of operating revenues less the straight line revenue adjustment required to be recorded under SFAS 13.

Our Employees

As of May 17, 2004, we had approximately 182 full-time employees, of which 149 work in our Sarasota, Florida headquarters office. None of our employees are unionized, and we currently consider our relationship with our employees to be good.

Competition

Our principal competitors include other tower companies that operate nationally or regionally; wireless communications service providers that own towers and communications site facilities and lease space at those sites to other wireless communications companies; smaller companies and individuals that own and/or operate towers in one or more local geographic areas; and real estate owners, utilities and other companies that provide alternative site structures (building rooftops, billboards, water tanks and utility poles and other structures) upon which wireless communications equipment may be installed.

Among tower companies that operate nationally or regionally, our principal competitors include American Tower Corporation, Crown Castle International Corporation, SBA Communications Corporation and SpectraSite, Inc., as well as AAT Communications Corporation, which is privately held.

Environmental Overview

In connection with entering into our mortgage loan, an environmental consultant performed in late 2003 a review of government environmental databases for information concerning 2,775 sites relating to 2,077 of our owned towers and other communications sites and 698 managed sites located in the United States and prepared a report that discusses the results in accordance with the standards for a Phase I environmental assessment. Based on the environmental consultant's database review, the consultant performed a Phase I environmental assessment for 182 of our sites. Based on the Phase I assessments, the consultant recommended that Phase II environmental assessments be performed for 18 of our sites. For 12 of those sites, Phase II assessments were performed and the consultant recommended no further action. For three of those sites, Phase II assessments were performed and contamination was identified from a source other than us. The consultant recommended that if we perform construction at any of these sites, any contaminated soil that would be impacted should be properly identified and handled. We have earmarked these three sites internally for special construction review procedures. Phase II assessments were not performed for the remaining three sites. These sites are managed sites where the owner of the property would not grant access for sampling. Further, we determined that, as un-owned managed sites, even if found to have positive responses to the Phase II, these three sites would present de minimis liability exposure to us.

Regulatory Matters

Federal Regulations

Both the FCC and the FAA regulate towers used for communications transmitters and receivers. These regulations control the siting, marking and lighting of towers and generally, based on the characteristics of the tower, require registration of certain tower facilities with the FCC. Wireless and broadcast communications antennas operating on towers are separately regulated and independently authorized by the FCC based upon the particular frequency used and the service provided. We must comply with certain environmental laws in addition to these regulations. See "—Environmental Regulations" below.

Under the requirements of the Communications Act of 1934, as amended, the FCC, in conjunction with the FAA, has developed standards for review of proposals for new or modified antenna structures. These standards mandate that the FCC and the FAA consider the height of the proposed antenna structure, the relationship of the structure to existing natural or man-made obstructions, and the proximity of the structure to runways and airports. Proposals to construct new communications sites or modify existing communications sites that could affect air traffic must be filed with and reviewed by the FAA to ensure the proposals will not present a hazard to aviation. Although the government requires only that proposed antenna structures over 200 feet and those near public and military airports be submitted to the FAA for study, we submit all proposed antenna structures to the FAA for its approval. The FAA may condition its issuance of no-hazard determinations upon compliance with specified lighting and marking requirements to maximize the visibility of the tower. Upon receiving the FAA's analysis, the FCC imposes the FAA-specified requirements.

Tower owners are required to register all antenna structures over 200 feet and those near public and military airports with the FCC. The FCC will not authorize the operation of communications antennas on new towers unless the tower has been registered with the FCC or a determination has been made that such registration is not necessary. The FCC will not register a tower unless it has received all necessary clearances from the FAA.

Owners of towers on which communications antennas are located have an obligation to maintain marking and lighting to conform to FCC standards. Tower owners also bear the responsibility of notifying the nearest FAA Flight Service Station, or FSS, of any tower lighting failures. Once repairs to any tower lighting outage have been made, the owner must notify the FSS that the tower is back in service. We operate a network operations center 24 hours a day, 365 days per year, to monitor the lighting on our towers. In certain remote locations and other specific circumstances, we use contractors to provide these services but remain liable for the acts and omissions of these contractors. We generally indemnify our customers against any failure to comply with applicable standards.

Failure to comply with applicable registration, marking and lighting requirements (including failure as a result of acts or omissions of our contractors, which may be beyond our control) may result in the issuance of a Notice of Violation, possible monetary penalties or other enforcement action by the FCC, as well as civil penalties, contractual liability and/or tort liability.

We hold a number of FCC licenses for our own communications needs in connection with our tower operations. These licenses cover private operational fixed microwave facilities and private land mobile voice communications. These licenses typically have a ten year term and are subject to renewal by the FCC.

Wireless service providers comprise our primary existing and potential customers. Their activities are overseen in large part by the FCC, whose regulations are designed to promote universal service and public safety, maximize the efficient use of spectrum, and minimize regulation where appropriate. Recent FCC regulatory developments reflect these goals. For example, in February 2002, the FCC enabled the ownership by a single entity of interests in both cellular carriers in overlapping metropolitan cellular service areas. In March 2002, the FCC initiated a proceeding to remedy the interference caused by Commercial Mobile Radio Service (CMRS) operators on public safety operations in the 800 MHz band. In November 2002, the FCC's Spectrum Policy Task Force issued a Report containing a number of specific recommendations for spectrum policy reform, including market-oriented spectrum rights, increased access to spectrum, and new interference protections. Effective January 1, 2003, the FCC eliminated the per se limit on the aggregation of CMRS spectrum, which restricted the amount of broadband CMRS spectrum an entity could hold in a particular geographic area. Instead of using a spectrum cap, the Commission opted to analyze transactions involving mobile telephony service providers on a case-by-case basis. In May 2003, the FCC adopted new rules authorizing wireless radio services holding exclusive licenses to freely lease unused spectrum. In September 2003, the FCC proposed amendments to its spectrum regulations in order to promote the deployment of spectrum-based services in rural America. We cannot predict with certainty the effect these proposals will have on our business.

The Telecommunications Act of 1996 amended the Communications Act of 1934 to preserve the authority of state and local governments over zoning and land use matters concerning the construction, modification and placement of towers used for personal wireless services, except in limited circumstances. Most importantly, the Telecommunications Act prohibits state or local restrictions on such towers based on the environmental effects of radio frequency emissions from antennas, provided the facilities comply with FCC emission regulations. Also, the Telecommunications Act provides a mechanism for judicial relief from zoning decisions pertaining to such towers which fail to comply with certain provisions of the Telecommunications Act. For example, the Telecommunications Act prohibits any state or local government action that would (1) discriminate between different wireless communications providers or (2) ban altogether the construction, modification or placement of personal wireless services towers. The Telecommunications Act requires the Federal government to establish procedures to make available on a fair and nondiscriminatory basis rights-of-way and easements under Federal control for the placement of new wireless telecommunications services. This may require that Federal agencies and departments work directly with licensees to make Federal property available for tower facilities.

In June 2003, the FCC issued a Notice of Proposed Rulemaking seeking comment on a draft agreement between the FCC, the Advisory Council on Historic Preservation and the National Conference of State Historic Preservation Officers that would tailor and streamline procedures for review of towers and other FCC licensed communications facilities under the National Historic Preservation Act of 1966 ("NHPA"), and on related revisions to the FCC's rules. The FCC has indicated that the intent of the agreement and the proposed rule revisions is to improve compliance with the NHPA and streamline the review process for construction of towers and other FCC licensed communications facilities. We cannot predict with certainty whether, and if so when, the FCC's proposals will be adopted, and, if they are, the effect they will have on our business.

In 1996, the FCC mandated the conversion of analog television signals to digital. As a result of several subsequent rulings by the FCC, each commercial television station in the United States was required to complete construction of new digital broadcasting facilities by May 1, 2002. Non-commercial stations were given until May 1, 2003, to complete digital construction. By April 1, 2003, all television stations were required to simulcast at least 50% of the programming on their analog channel on their digital channel and must convert to 100% simulcasting within two years thereafter. The simulcasting transition is scheduled to end in 2006, when television broadcasters will be required to terminate analog service, unless that date has been extended because significant portions of the viewing public do not have the ability to receive digital television signals.

Although current digital conversion deadlines are the result of previous FCC extensions, various broadcasters have requested further extensions. In November 2001, the FCC declined to issue a blanket extension of the current deadlines, but agreed to continue considering extension requests by individual broadcasters on a case-by-case basis, and made it easier for broadcasters to qualify for such extensions. There were 1,196 commercial television stations due to commence digital broadcasts by May 1, 2002. As of October 3, 2003, 946 of these stations were broadcasting a digital signal, as were 199 of 373 noncommercial educational television stations that were due on the air May 1, 2003. Also as of October

3, 2003, a total of 1,605 television stations in all markets (representing approximately 95% of all stations) have been granted a DTV construction permit or license.

In August 2002, the FCC adopted a rule requiring that all TV receivers manufactured in the United States with screen sizes greater than 13 inches, and all TV receiving equipment, such as VCRs and digital television recorders, be capable of receiving digital television signals over the air no later than July 1, 2007. In November 2003, the FCC adopted an anti-piracy mechanism, also known as the "broadcast flag," for digital broadcast television. The goal of the "broadcast flag" is to protect copyrighted programming that is transmitted digitally over the air from Internet distribution and thereby foster the transition to digital TV. We believe that this increased copyright protection and increased penetration of digital television capability among the general broadcast audience may also hasten the digital conversion and add to the demand for digital television broadcast towers.

Although the planned conversion to digital might continue to be delayed through FCC extensions or the failure of various broadcasters to achieve the conversion in accordance with the established deadlines, we believe that if and when the conversion occurs, it will create significant potential for increased demand for space on broadcast towers, including our towers. We believe that the digital conversion may thus drive increased demand for our tower design and installation services.

Local Regulations

Local regulations include city, county and other local ordinances, zoning restrictions and restrictive covenants imposed by community developers. These regulations vary greatly, but typically require tower owners to obtain approval from local officials prior to tower construction and prior to modifications of towers, including installation of equipment for new customers. Local zoning authorities generally have been hostile to construction of new transmission towers in their communities because of the height and visibility of the towers. Companies owning or seeking to build or modify towers have encountered an array of obstacles arising from state and local regulation of tower site construction and modification, including environmental assessments, fall radius assessments, marking and lighting requirements, and concerns about interference with other electronic devices. The delays resulting from the administration of such restrictions can last for several months and, when appeals are involved, can take several years. Further, on existing towers, underlying zoning ordinances are subject to change, which may either prohibit the addition of new antennas or require the obtaining of new permits to add additional antennas. Such a change in zoning can materially alter our ability to add additional tenants to and grow the revenues of any affected tower.

Environmental Regulations

The FCC's decision to register a proposed tower may be subject to environmental review under NEPA, which requires federal agencies to consider the environmental impacts of decisions that could be considered "major federal actions." The FCC has issued regulations implementing its NEPA obligations, as well as those arising under the National Historic Preservation Act, the Endangered Species Act and the American Indian Religious Freedom Act. These regulations place responsibility on each applicant to investigate potential environmental and other effects of the proposed activity (for example, constructing a tower) prior to commencing with the activity. If certain regulatory criteria are met regarding the location and potential impacts of the activity (for example, impact to wetlands), the applicant will be required to prepare and file an environmental assessment with the FCC for its review. Importantly, under these regulations interested parties may also petition the FCC to require an environmental assessment and the FCC must consider such petitions in determining whether the applicant must prepare an environmental assessment. If an environmental assessment is required, then the FCC will treat the proposed activity as a "major action" that may have significant environmental impact. The FCC would then initiate a review procedure, providing further opportunity for public comment. This review process will culminate in either a finding of no significant impact or a finding of significant impact. In the event the FCC determines that a proposed tower would have a significant environmental impact, the FCC would be required to prepare an environmental impact statement. The environmental review process mandated by NEPA and the FCC regulations that implement that process can be costly and time consuming and may cause significant delays in the registration of a particular tower. Various environmental interest groups routinely petition the FCC to deny applications to register new towers, further complicating the registration process and increasing potential costs and delays.

In August 2003, the FCC released a Notice of Inquiry requesting comments and information on the potential impact of communications towers on migratory birds. This action is one component of the FCC's Environmental and Historic Preservation Action Plan announced by Chairman Michael Powell on May 1, 2003. The Chairman's Plan will also address, via rulemaking proceedings, human exposure to radio frequency electromagnetic energy and the effects of communication facilities on historic properties. The Notice of Inquiry regarding migratory birds marks the most significant action to date taken by the FCC on the matter and may lead to changes in the FCC's environmental rules. These changes, as well as changes resulting from other potential rulemakings, depending on the outcome, could have a material adverse effect on our business, financial condition or results of operations.

With our current tower operations, we own a limited number of underground diesel storage tanks, which are used to fuel power generators. A small number of our tenants utilize transmission and other operating equipment that by their nature contain hazardous materials, such as lead acid batteries, above ground (and possibly underground) diesel storage tanks for power generation and glycol coolant. Accordingly, in addition to the FCC's environmental regulations, we are subject to environmental laws governing, among other things, the use, handling, storage and disposal of regulated substances. These laws may require the investigation and remediation of any contamination at facilities that we own or operate (or previously owned or operated), or at third-party waste disposal sites at which our waste materials have been disposed. These laws could impose liability even if we did not know of, or were not responsible for, the contamination. We are also subject to various other Federal, state and local health, safety and environmental laws and regulations. The current cost of investigating and remediating any contamination and complying with those laws as they are currently in effect is not expected to be material to our financial condition or results of operations.

We previously owned five carrier-neutral co-location facilities, which were sold in 2001 and 2002. These facilities contained one or more of the following: tanks for the storage of diesel fuel, asbestos-containing building materials and/or significant quantities of lead acid batteries to provide back-up power generation and uninterrupted operation of our customers' equipment. The presence of these items may require environmental permitting, record keeping, and reporting obligations such as the development of fuel spill prevention plans and the submission of community right-to-know reports. In addition, although we have no knowledge of such, it is conceivable that these systems may have been subject to leaks or spills which have not been remediated. We remain potentially liable for contamination of the facilities, if any, and for the waste materials generated at the facilities and transported to disposal sites, if any, and for any non-compliances with environmental laws, if any, that occurred during our ownership or operation of the facilities.

Although, based on currently known information, we believe that we currently have no material liability under applicable environmental laws, the costs of complying with existing or future environmental laws, responding to petitions filed by environmental interest groups or other activists, investigating and remediating any contaminated real property and resolving any related liability could have a material adverse effect on our business, financial condition or results of operations. See "Risk Factors — Risks Relating to Our Business — Our failure to comply with environmental laws could result in liability and claims for damages that could have a material adverse effect on our business, financial condition or results of operations."

REIT Status

We have elected to be treated as a REIT for federal income tax purposes. A REIT is generally not subject to federal corporate income taxes on that portion of its ordinary income or capital gain for a taxable year that is distributed to stockholders within such year. To qualify and remain qualified as a REIT, we are required on a continuing basis to satisfy numerous, detailed requirements pertaining to our organization, sources and amounts of income, level of distributions, assets owned, and diversity of stock ownership, among others. Among the numerous requirements that must be satisfied with respect to each taxable year in order to qualify and remain qualified as such, a REIT generally must:

•	distribute to stockholders 90% of its taxable income computed without regard to net capital gains and deductions for distributions to stockholders and 90% of certain foreclosure income;

•	maintain at least 75% of the value of its total assets in real estate assets (generally real property and interests therein), cash, cash items and government securities;

•	derive at least 75% of its gross income from investments in real property or mortgages on real property;

•	derive at least 95% of its gross income from real property investments described above and from dividends, interest and gain from the sale or disposition of stock and securities and certain other types of gross income;

•	not have any accumulated "earnings and profits" attributable to a non-REIT year as of the close of any taxable year, including for this purpose any such accumulated "earnings and profits" carried over or deemed carried over from a C corporation;

•	as of the end of each calendar quarter, not own securities of any single issuer which possess greater than 10% of the total voting power or total value of the outstanding securities of such issuer, unless such other issuer is itself a REIT or is either a "qualified REIT subsidiary" or a "taxable REIT subsidiary" with respect to the REIT owning such securities; and

•	as of the end of each calendar quarter, not own securities of "taxable REIT subsidiaries" which collectively constitute in excess of 20% of the total assets of the REIT and not own securities of any single issuer other than a "qualified REIT subsidiary" or a "taxable REIT subsidiary" which have an aggregate value in excess of 5% of the value of the total assets of such REIT.

In connection with the consummation of the restructuring, we realized a significant amount of cancellation of indebtedness income, all of which was excluded from our gross income for federal income tax purposes. In accordance with the Internal Revenue Code, the amount of cancellation of indebtedness income so excluded substantially reduced our net operating loss ("NOL") carryovers accumulated through the date on which the restructuring was consummated. In addition, our depreciation deductions are reduced for a period of five years after the date on which we received the new capital investment through the restructuring. The effect of such reduction of our cumulative NOL carryovers and such reduction of our depreciation deductions will be either to reduce our future NOLs, or to increase our REIT taxable income which must be distributed to our stockholders in order for us to maintain our REIT status.

Policies With Respect to Certain Other Activities

If our board of directors determines that additional funding is required, we may raise such funds through additional equity offerings, debt financing, retention of cash flow (subject to provisions in the Internal Revenue Code concerning taxability of undistributed REIT taxable income) or a combination of these methods.

In the event that our board of directors determines to raise additional equity capital, it has the authority, without stockholder approval, to issue additional common stock or preferred stock in any manner and on such terms and for such consideration it deems appropriate, including in exchange for property.

Borrowings may be in the form of bank borrowings, secured or unsecured, and publicly or privately placed debt instruments, purchase money obligations to the sellers of assets, long-term, tax-exempt bonds or other publicly or privately placed debt instruments, financing from banks, institutional investors or other lenders, securitizations, including CBOs, any of which indebtedness may be unsecured or may be secured by mortgages or other interests in the asset. Such indebtedness may be recourse to all or any part of our assets or may be limited to the particular asset to which the indebtedness relates.

We have authority to offer our common stock or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire our shares or any other securities and may engage in such activities in the future. Similarly, we may offer additional interests in our operating partnership that are exchangeable into shares of common stock or, at our option, cash, in exchange for property. We also may make loans to our subsidiaries.

Subject to the percentage of ownership limitations and gross income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

We may engage in the purchase and sale of investments. We do not underwrite the securities of other issuers.

Our officers and directors may change any of these policies without a vote of our stockholders.

Policies with Respect to Certain Transactions

Under Article Eight of our amended and restated certificate of incorporation, Fortress Pinnacle Acquisition LLC, FRIT PINN LLC, Fortress Pinnacle Investment Fund LLC, and Greenhill Capital Partners, L.P. and their respective subsidiaries and affiliates (collectively, the "Significant Stockholders") have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If the Significant Stockholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our stockholders or affiliates. We have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities in accordance with Section 122(17) of the Delaware General Corporation Law.

In the event that any of our directors and officers who is also a director, officer or employee of any of our Significant Stockholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person's capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person's fiduciary duty and is not liable to us if any of the Significant Stockholders pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Pursuant to our code of business conduct and ethics, without prior written approval from our general counsel, our directors, officers or employees may not participate in a joint venture, partnership or other business arrangement with us. We have no other policy with regard to our directors, officers or stockholders having any direct or indirect pecuniary interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest.

Investment Policies

Our policy is to invest in wireless towers and other communications sites and currently our sites are primarily located in the southeastern and mid-Atlantic regions of the United States. For the year ended December 31, 2003 and the three months ended March 31, 2004 all of our revenues came from our ownership, leasing and management of wireless communications towers and other communications sites. We expect to make additional investments in wireless communications sites either through acquisitions or development, funded through debt and equity financings. It is our policy to acquire these wireless towers and other communications sites primarily for the cash flow generated by those sites. Our operating cash flows were sufficient in 2003 to fund our operations as well as our debt service obligations. Our policy may be changed by our board of directors without a vote of our stockholders. We do not have any limits on the percentage of our assets which may be invested in wireless towers and other communications sites. We do not have a policy as to the amount or percentage of our assets which may be invested in any specific wireless tower or communications site.

Legal Proceedings

Bankruptcy Proceedings

On May 21, 2002, Global Signal (then known as Pinnacle Holdings Inc.) filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. We filed a prearranged plan of reorganization that provided for new equity of approximately $205.0 million sponsored by Fortress and Greenhill and those senior noteholders who elected shares of our common stock in lieu of cash. The bankruptcy court confirmed the plan on October 9, 2002 and we emerged from bankruptcy on November 1, 2002. All pending claims were resolved and the bankruptcy docket was closed on December 22, 2003.

Securities Class Actions

We entered into a stipulation and agreement of settlement filed September 24, 2002 to settle the consolidated securities class action lawsuit against us, our former Chief Executive Officer, Steven R. Day, our former Chief Financial Officer, Jeffrey J. Card, our former Chief Executive Officer, Robert J. Wolsey, various former directors of Global Signal, our former accountants, PricewaterhouseCoopers, LLP, and the underwriters of our January 18, 2000 secondary offering. The litigation related to alleged misrepresentations contained in a prospectus for our January 18, 2000 secondary stock offering and alleged misleading statements contained in press releases and other filings with the Securities and Exchange Commission relating to certain of our financial statements, the acquisition of approximately 1,858 communications sites from Motorola, Inc., our relationship with our former accountants and other matters.

The settlement provided that the claims against us and our former officers and directors be dismissed. In agreeing to the settlement, we and our former officers and directors specifically denied any wrongdoing. The settlement provided for a cash payment of approximately $8.2 million, all of which was paid directly by our insurance. Of the $8.2 million payment, $4.1 million was deemed to have been made on our behalf, and $4.1 million was deemed to have been made on behalf of the individual defendants. In addition, the settlement provided for additional cash payments of approximately $2.6 million by PricewaterhouseCoopers and $200,000 by the underwriter defendants. The court issued an order and final judgment on February 3, 2003 approving the stipulation and agreement of settlement.

2001 Securities and Exchange Commission Investigation

In August 2000, we became the subject of an investigation being conducted by the Securities and Exchange Commission. On December 6, 2001, we entered into a settlement with the Commission relating to our original accounting for the August 1999 acquisition of certain assets from Motorola, Inc. We restated our financial statements to change our accounting for that transaction in filings made with the Commission in April and May 2001. In the settlement, we consented to the Commission's entry of an administrative order and sanctions, without admitting or denying the Commission's findings, as follows:

A.    That we shall cease and desist from committing or causing violations of the reporting, books and records, and internal control provisions of the Federal securities laws (Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 12b-20, 13a-1 and 13a-13 thereunder); and

B.    That we provide documents or other information, and take all reasonable actions to make our officers, directors, employees and agents available to testify truthfully at any interview, investigative testimony, deposition, or judicial proceeding arising as a result of the Commission's investigation of our company.

The Commission's order did not claim any violation of the antifraud provisions of the Federal securities laws, nor did it assess a monetary penalty or fine against us. We cooperated fully with the Commission in its inquiry.

Others

We are also from time to time involved in ordinary litigation incidental to the conduct of our business. We believe that none of our pending litigation, individually and in the aggregate, will have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Our Directors and Executive Officers

The following table sets forth certain information about our directors and executive officers upon consummation of the offering.

Name	Age	Position With Us
Wesley R. Edens (2)	42	Chief Executive Officer and Chairman of the Board of Directors
David J. Grain	41	President
William T. Freeman	42	Executive Vice President, Chief Financial Officer, and Assistant Secretary
Jeffrey S. Langdon	42	Executive Vice President of Sales & Marketing
Ronald G. Bizick, II	36	Executive Vice President of Corporate Development and Operations
Stephen W. Crawford	39	Executive Vice President, General Counsel, and Secretary
Massoud Sedigh	51	Executive Vice President and Chief Information Officer
Robert H. Niehaus (2)	48	Vice Chairman of the Board of Directors
David Abrams (1)	43	Director
Robert H. Gidel (3)	52	Director
Douglas L. Jacobs (2)	56	Director
Howard Rubin (1)	49	Director
Mark Whiting (3)	47	Director

(1)	Class I director.
(2)	Class II director.
(3)	Class III director.

Wesley R. Edens is the Chairman of our board of directors and our Chief Executive Officer. He has served as our Chairman and a director since Global Signal's reorganization in October 2002. He served as our acting Chief Executive Officer from January 31, 2003 until February 11, 2004, when he became our Chief Executive Officer. Mr. Edens has been the Chairman of the Management Committee of Fortress Investment Group LLC since May 1998. He has also served as the Chairman of the board of directors and Chief Executive Officer of Newcastle Investment Corp., an affiliate of Fortress and a REIT listed on the New York Stock Exchange, since its inception in June 2002. In addition, Mr. Edens served as a director of Capstead Mortgage Corporation beginning in December 1999 and assumed the title of Chairman of the Board, Chief Executive Officer and President in April 2000 until July 2003 when he resigned from all positions. Mr. Edens was previously a Managing Director of Union Bank of Switzerland from May 1997 to May 1998. Prior to joining Union Bank of Switzerland, Mr. Edens was a Partner and a Managing Director of BlackRock Financial Management Inc. from October 1993 to May 1997. In addition, Mr. Edens was formerly a Partner and Managing Director of Lehman Brothers from April 1987 to October 1993. Mr. Edens received a Bachelor of Science in Finance from Oregon State University. He was initially designated a director pursuant to the Investor Agreement. On March 22, 2004, he was re-elected at our annual meeting of stockholders.

David J. Grain joined us in January 2003 as our President. Prior to joining us, from 2000 to 2003, he served as Senior Vice President at AT&T Broadband in New England, a provider of digital video, high speed Internet and digital phone services to more than two million customers in the region. Prior to leading AT&T Broadband's New England operations, Mr. Grain spent more than a decade in the financial services industry, most recently at Morgan Stanley in New York from 1992 to 2000 where he focused primarily on telecommunications, media and technology companies. Mr. Grain serves on the board of directors of Newcastle Investment Corp., an affiliate of Fortress and a REIT listed on the New York Stock

Exchange. Mr. Grain earned a Bachelor of Arts in English from the College of the Holy Cross and a Masters of Business Administration from the Amos Tuck School at Dartmouth College.

William T. Freeman joined us in September 2001 as our Chief Financial Officer and Vice President, and was named Executive Vice President, Chief Financial Officer and Assistant Secretary in February 2004. Prior to joining us, Mr. Freeman was the Chief Financial Officer of WJ Communications, Inc., a manufacturer of RF components from June 2000 to September 2001. Mr. Freeman was the Chief Financial Officer of System One Services, a consulting and staffing agency from November 1997 to June 2000. Mr. Freeman has over 18 years of finance and accounting experience and holds a Master's degree in Accounting from Florida State University and a Bachelor of Science from the University of Kentucky. Mr. Freeman was our Chief Financial Officer at the time of our filing for bankruptcy in May 2002.

Jeffrey S. Langdon joined us in March 2003 as Vice President of Sales and was named Executive Vice President of Sales and Marketing in January 2004. Mr. Langdon began his wireless career in November 1992 with McCaw Wireless in Seattle prior to its merger with AT&T. He held a variety of positions with McCaw/AT&T Wireless until his departure in March 1997, including responsibilities in Sales, System Development and External Affairs. From March 1997 until March 1998, Mr. Langdon founded and operated JSL Wireless Services under contract to AT&T's National Site Development team where he assisted in the development of a Build to Suit program. In March 1998, Mr. Langdon joined SBA Communications in Boca Raton where he was employed until April 2002 as its Vice President of Sales and Marketing, Vice President of Operations and Regional Vice President of the Midwest. From April 2002 through October 2002, Mr. Langdon was self-employed and pursued private interests. From October 2002 until March 2003, Mr. Langdon held the position of Regional Vice President at Tower Resource Management, a wireless management and development firm. Mr. Langdon holds a Bachelor of Arts degree from Whitman College.

Ronald G. Bizick, II joined us in December 2003 as Executive Vice President of Corporate Development and Operations. Prior to joining us, Mr. Bizick served as acting Chief Executive Officer and Partner of Archonix Systems, LLC and its predecessor NTPS, LLC from March 2003 to November 2003, both public safety software and related services providers, where he remains an equity partner and advisory board member. He was self employed, performing various consulting services to wireless and investment companies from February 2002 to March 2003. Mr. Bizick also worked at SBA Communications, another of our main competitors, from February 1990 to January 2002, serving as Executive Vice President and Chief Operating Officer. Mr. Bizick also held various other positions at SBA Communications including Executive Vice President of Operations and Executive Vice President of Sales and Marketing. Mr. Bizick holds a Bachelor of Arts in Business and Communications from the University of Pittsburgh and has completed continuing executive education at Harvard Business School and The Wharton School of Business.

Stephen W. Crawford joined us in June 2003 as Vice President, General Counsel and Secretary and was named Executive Vice President, General Counsel and Secretary in February 2004. Prior to joining us, Mr. Crawford was with El Paso Global Networks from June 2001 to May 2003 where he was General Counsel and a member of the firm's executive committee. Prior to El Paso, he worked at the law firm of Locke, Liddell & Sapp from January 2001 to June 2001. He also worked for Houston Cellular Telephone Company from December 1997 to January 2001 as General Counsel, member of the executive committee and Director of External Affairs. Mr. Crawford holds a Bachelor of Arts in Political Science from Louisiana State University, magna cum laude, and a J.D. from Harvard Law School, magna cum laude.

Massoud Sedigh joined us in May 2003 as Chief Information Officer and was named Executive Vice President and Chief Information Officer in February 2004. Most recently, Mr. Sedigh served as the Chief Information Officer for Shell Trading Company, an energy trading venture, from April 1998 to April 2003. Mr. Sedigh holds a Master of Science in Industrial Management and a Bachelor of Science in Computer Science from SUNY Stony Brook.

David Abrams has served as one of our directors since October 30, 2002. He has been a managing member of Abrams Capital, LLC, an investment firm managing in excess of $800 million, whose affiliates are our stockholders, since November 1998. Mr. Abrams has been the managing partner of Pamet Capital Management LLC since January 2002. Mr. Abrams was designated a director pursuant to the Investor

Agreement. On March 29, 2004, Arch Wireless Inc. and Metrocall, Inc. announced that they had executed a merger agreement and Mr. Abrams will be a director of the merged entity. Mr. Abrams will recuse himself from any discussion or decision by our board of directors regarding Arch Wireless, the merger of Arch Wireless with Metrocall, Inc. or the surviving entity. He received a Bachelor of Arts in History from the University of Pennsylvania.

Robert H. Gidel has served as one of our directors since October 30, 2002. Since 1998, Mr. Gidel has been the Managing Director of Liberty Partners, L.P., a partnership which makes investments in real estate operating companies and partnerships. He is a member of the board of directors of Developers Diversified Realty Corporation, of which he is a member of the audit committee and the governance committee and the chairman of the compensation committee. Mr. Gidel is a member of the board of directors, the governance committee, the audit committee, and the Chairman of the compensation committee of US Restaurant Properties. He is also a trustee of Fortress Registered Investment Trust and Fortress Investment Trust II as well as a manager of Fortress Pinnacle Investment Fund LLC. Fortress Registered Investment Trust, Fortress Investment Trust II and Fortress Pinnacle Investment Fund LLC are affiliates of Fortress Investment Group LLC, our majority stockholder. Since 1996, Mr. Gidel has been the Independent Member of the Investment Committee of the Lone Star Funds (I, II, III & IV). From 1999 until 2001 (when it was sold), he was a member of the board of directors and audit committee of American Industrial Properties, an industrial REIT. Mr. Gidel is a graduate of the Warrington College of Business at the University of Florida. Mr. Gidel was initially designated a director pursuant to the Investor Agreement. On March 22, 2004, he was re-elected at our annual meeting of stockholders.

Douglas L. Jacobs has served as one of our directors since February 2004. Mr. Jacobs is a member of the board of directors of Hanover Capital Mortgage Holdings, Inc., a publicly traded REIT. From 1995 to his retirement in October 2003, Mr. Jacobs was an Executive Vice President and Treasurer at FleetBoston Financial Group, primarily in funding, securitization, capital management, and asset and liability management activities, as well as securities, derivatives, and mortgage loan portfolios. He also served as a member of the board of directors of Fleet Mortgage Group after its privatization from 1998 to 2002. Prior to joining FleetBoston, Mr. Jacobs was active in a variety of positions at Citicorp over 17 years, culminating in his role as Division Executive of the Mortgage Finance Group. Mr. Jacobs holds a Bachelor of Arts degree in Chemistry from Amherst College and a Masters of Business Administration from the Wharton School of Business at the University of Pennsylvania.

Robert H. Niehaus has served as Vice Chairman of our board of directors since October 2002. He is a Managing Director of Greenhill & Co., Inc., and the Chairman of entities that control the general partners of one of our principal stockholders. He joined Greenhill & Co., LLC in January 2000 to start Greenhill, a $424 million private equity fund focused on the energy, financial services and telecommunications infrastructure industries. Mr. Niehaus is a member of the boards of directors of American Italian Pasta Company, Everlast Energy LLC, EXCO Holdings Inc., and Waterford Wedgwood plc, as well as Heartland Payment Systems, Inc. and several other private companies. Mr. Niehaus was Vice Chairman and a director of Morgan Stanley Capital Partners III, L.P., a $1.8 billion private equity investment fund, from 1994-1999 and was Vice Chairman and a director of the Morgan Stanley Leveraged Equity Fund II, L.P., a $2.2 billion private equity investment fund, from 1992-1999. Mr. Niehaus was also the Chief Operating Officer of Morgan Stanley's merchant banking department from 1996 to 1998. Mr. Niehaus received a Bachelor of Arts from Princeton University and a Master of Business Administration from Harvard Business School. Mr. Niehaus was initially designated a director pursuant to the Investor Agreement. On March 22, 2004, he was re-elected at our annual meeting of stockholders.

Howard Rubin has served as one of our directors since February 2004. Mr. Rubin is a member of the board of directors and the head of the audit committee of Capstead Mortgage Corporation. He has over twenty years of experience trading mortgage-backed securities. From 1987 to his retirement in 1999, Mr. Rubin was a Senior Managing Director at Bear Stearns, where he ran the Collateralized Mortgage Obligations desk. Mr. Rubin received a Masters of Business Administration from Harvard Business School and a B.S.E. in Chemical Engineering from Lafayette College. Prior to June 2003, Fortress Investment Group LLC held a one-third interest in Capstead Mortgage Corporation and Wesley R. Edens served as Capstead's Chief Executive Officer. Fortress sold its interest in Capstead and Mr. Edens resigned from his post as Chief Executive Officer in June 2003.

Mark Whiting has served as one of our directors since February 2004. Mr. Whiting is a member of the board of directors and the chairman of the compensation committee of Capstead Mortgage Corporation. In January 1999, Mr. Whiting founded Drawbridge Partners, LLC, an active developer and owner/operator of office and industrial properties throughout the western United States, where he is the managing partner. Mr. Whiting was President and a director of TriNet Corporate Realty Trust, Inc. from May 1993, where he was Chief Executive Officer from May 1996 to September 1998. Mr. Whiting holds a Bachelor of Arts degree from Stanford University and a Masters of Business Administration from the Stanford University Graduate School of Business. Prior to June 2003, Fortress Investment Group LLC held a one-third interest in Capstead Mortgage Corporation and Wesley R. Edens served as Capstead's Chief Executive Officer. Fortress sold its interest in Capstead and Mr. Edens resigned from his post as Chief Executive Officer in June 2003.

Pursuant to our amended and restated certificate of incorporation and amended and restated bylaws, our board of directors is divided into three classes of directors. The current terms of the Class I, Class II and Class III directors will expire in 2006, 2007 and 2005, respectively. On March 22, 2004, we held our annual stockholder meeting and all of our class II directors were re-elected for terms that will expire in 2007. Directors of each class will be chosen for three-year terms upon the expiration of their current terms and each year one class of directors will be elected by the stockholders. All officers serve at the discretion of our board of directors. We currently have seven directors, five of whom we believe are "independent" as defined under the rules of the NYSE. On March 29, 2004, Arch Wireless and Metrocall announced that they had executed a merger agreement and one of our directors, David Abrams, will be a director of the merged entity upon consummation of the merger later in 2004. We believe that Mr. Abrams can continue to be classified as "independent" as defined under the rules of the NYSE once he becomes a director of the merged entity. Mr. Abrams will recuse himself from any discussion or decision by our board of directors regarding Arch Wireless, the merger of Arch Wireless with Metrocall or the surviving entity. Our amended and restated bylaws provide that our board of directors may determine by resolution the number of directors which constitute our board of directors. On March 22, 2004, the board of directors set the number of directors which constitutes our board at seven.

Committees of the Board of Directors

We have established the following committees of our board of directors:

The audit committee, which:

•	reviews the audit plans and findings of the independent certified public accountants and our internal audit and risk review staff, and the results of regulatory examinations and tracks management's corrective action plans where necessary;

•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent certified public accountants;

•	reviews our risk and control issues, compliance programs and significant tax and legal matters;

•	has the sole discretion to appoint annually the independent certified public accountants and evaluates their independence and performance, as well as to set clear hiring policies for employees or former employees of the independent certified public accountants; and

•	reviews our risk management processes.

The audit committee is currently chaired by Mr. Jacobs and consists of Messrs. Jacobs, Rubin and Whiting. All three members are "independent" directors as defined under NYSE rules and under section 10A-3 of the Securities Exchange Act of 1934, as amended, making us in full compliance with current NYSE rules regarding audit committee membership.

The nominating and corporate governance committee, which:

•	reviews the performance of the board and incumbent directors and makes recommendations to our board regarding the selection of candidates, qualification and competency requirements for service on the board and the suitability of proposed nominees;

•	advises the board with respect to the corporate governance principles applicable to Global Signal; and

•	oversees the evaluation of the board and Global Signal's management.

The nominating and corporate governance committee is currently chaired by Mr. Gidel and consists of Messrs. Gidel, Rubin and Whiting. All three members are "independent" directors as defined under the NYSE rules, making us in full compliance with current NYSE rules regarding nominating and corporate governance committee membership.

The compensation committee, which:

•	reviews and recommends to the board the salaries, benefits and stock option grants for all employees, consultants, officers, directors and other individuals compensated by us;

•	reviews and approves corporate goals and objectives relevant to Chief Executive Officer compensation, evaluates the Chief Executive Officer's performance in light of those goals and objectives, and determines the Chief Executive Officer's compensation based on that evaluation; and

•	oversees our compensation and employee benefit plans.

The compensation committee is currently chaired by Mr. Whiting and consists of Messrs. Whiting, Gidel and Abrams. All three members are "independent" directors as defined under the NYSE rules, making us in full compliance with current NYSE rules regarding compensation committee membership.

Compensation Committee Interlocks and Insider Participation

Compensation decisions during the year ended December 31, 2003 pertaining to executive officer compensation were made by our Chief Executive Officer, Wesley R. Edens, our president, David J. Grain, and our director, Robert H. Niehaus. Our president, David J. Grain, serves as a director of Newcastle Investment Corp., whose Chief Executive Officer Wesley R. Edens also serves as the chairman of our board and our Chief Executive Officer. Newcastle Investment Corp. is an affiliate of our largest stockholder, Fortress Investment Group LLC. Our director, Robert H. Niehaus, serves as the Chairman of entities that control the general partners of our second largest stockholder. We have entered into certain transactions with Fortress and Greenhill as described in "Certain Relationships and Related Party Transactions."

Compensation of Directors

We pay an annual director's fee to each independent director equal to $30,000, payable semi-annually. All members of our board of directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our board of directors. In addition, an annual fee of $5,000 will be paid to the chairs of each of the audit and compensation committees of our board of directors. Affiliated directors, however, will not be separately compensated by us. Fees to the independent directors may be made by issuance of common stock, based on the value of such common stock at the date of issuance, rather than in cash.

In addition, following the consummation of our offering, each independent director is eligible to receive automatic annual stock grants under our Omnibus Stock Incentive Plan, valued at $15,000 based on the fair market value of shares on the date of grant, on the first business day after our annual meeting of stockholders and each such annual meeting thereafter during the term of this plan. On April 15, 2004, we modified our board compensation package for independent directors who do not beneficially own 10% or more of our common stock, or "eligible directors". Each member of our board that is an eligible director immediately prior to the consummation of this offering will be granted 5,000 shares of our common stock under our Omnibus Stock Incentive Plan on each of the first day following: 1) the consummation of this offering, 2) the meeting of stockholders in 2005 at which directors are to be elected, and 3) the meeting of stockholders in 2006 at which directors are to be elected, so long as such eligible director continues to serve as one of our directors on each grant date. An eligible director that receives any of the grants described above during any fiscal year will not be eligible to receive the automatic stock grants under our Omnibus Stock Incentive Plan for that fiscal year. Pursuant to these arrangements, 20,000 shares of common stock, in the aggregate, will be granted to Messrs. Robert H. Gidel, Douglas L. Jacobs, Howard Rubin and Mark Whiting on the first day following the consummation of this offering.

Executive Compensation

The following summary compensation table sets forth information concerning the cash and non-cash compensation earned by, awarded to or paid to our Chief Executive Officer and the remaining four most highly compensated executive officers for the years ended December 31, 2001, 2002, and 2003. We refer to these officers as our "named executive officers" in other parts of this prospectus.

Summary Compensation Table

						Long Term Compensation
		Annual Compensation				Awards	Payouts	All Other Compensation ($)

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)		Securities Underlying Options	LTIP Payouts ($)
	2003	—	—	—		—	—	—
Wesley R. Edens	2002	—	—	—		—	—	—
Acting Chief Executive Officer (2)	2001	—	—	—		—	—	—
	2003	184,102	256,014	59,391	(4)	820,000	—	—
David J. Grain (3)	2002	—	—	—		—	—	—
President	2001	—	—	—		—	—	—
William T. Freeman Executive Vice President, Chief	2003	200,001	174,414	—		—	—	—
Financial Officer and Assistant	2002	200,000	340,000	—		697,000	—	—
Secretary	2001	62,179	40,000	—		—	—	—
W. Scot Lloyd	2003	200,000	132,014	—		—	—	—
Executive Vice President of Sales &	2002	16,667	50,000	—		410,000	—	—
Marketing (5)	2001	—	—	—		—	—	—
Stephen W. Crawford (6)	2003	110,833	76,000	50,000	(7)	102,500	—	—
Executive Vice President, General	2002	—	—	—		—	—	—
Counsel and Secretary	2001	—	—	—		—	—	—
	2003	67,169	—	—		—	—	363,800	(9)
Steven R. Day	2002	346,539	680,000	—		933,888	—	—
Former Chief Executive Officer (8)	2001	291,833	150,000	—		—	—	—

(1)	For each named executive officer, other than Messrs. Grain and Crawford, the aggregate dollar amount of perquisites or other personal benefits did not exceed the lesser of (a) $50,000 and (b) 10% of the total salary and bonus reported by such named executive officer for such fiscal year.
(2)	Mr. Edens served as our acting Chief Executive Officer from January 31, 2003 until February 11, 2004 when he was appointed as our Chief Executive Officer. Mr. Edens did not receive any base salary or bonus in 2003 for his services as our acting Chief Executive Officer.
(3)	Mr. Grain joined us on January 31, 2003.
(4)	This amount represents relocation payments paid to Mr. Grain.
(5)	Mr. Lloyd's employment was terminated on January 16, 2004.
(6)	Mr. Crawford joined us on June 2, 2003.
(7)	This amount represents relocation payments paid to Mr. Crawford.
(8)	Mr. Day resigned as our Chief Executive Officer effective as of January 31, 2003.
(9)	This amount represents severance payments in connection with Mr. Day's termination of employment.

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options we granted during the year ended December 31, 2003 to the named executive officers. Potential realizable values are net of exercise price before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on the Securities and Exchange Commission's requirements and do not reflect our projection or estimate of future stock price growth.

	Individual Grants
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees During Fiscal Year Ended December 31, 2003			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name			Exercise Price Per Share(3)	Expiration Date	5%	10%
Wesley R. Edens	—	—	—	—	—	—
David J. Grain(1)	410,000	27.40%	$4.26	7/22/13	$1,098,427	$2,783,631
	410,000	27.40%	$8.53	7/22/13	$0	$1,032,931
William T. Freeman	—	—	—	—	—	—
W. Scot Lloyd	—	—	—	—	—	—
Stephen W. Crawford(2)	51,250	3.42%	$4.26	6/2/13	$137,303	$347,954
	51,250	3.42%	$8.53	6/2/13	$0	$129,116
Steven R. Day	—	—	—	—	—	—

(1)	30% of each of the $4.26 options and $8.53 options vest on each of December 31, 2003 and December 31, 2004. The remaining 40% of each of the $4.26 options and $8.53 options vests on December 31, 2005. In the event Mr. Grain is terminated without cause by the Company (other than by reason of his death or disability) or he terminates for good reason, his options will vest in full.
(2)	30% of each of the $4.26 options and $8.53 options vest on each of December 31, 2003 and December 31, 2004. The remaining 40% of each of the $4.26 options and $8.53 options vests on December 31, 2005.
(3)	Pursuant to the terms of our stock option plan, the exercise price of the then outstanding options was adjusted from $10.00 to $8.53 per share and from $5.00 to $4.26 per share, due to the $142.2 million one-time special distribution declared and paid to our stockholders on February 5, 2004. The option exercise price for each outstanding option granted under our stock option plan was adjusted pursuant to section 5 of our stock option plan which provides for an equitable substitution or proportionate adjustment as may be determined by the administrator, in its sole discretion, with respect to any increase, reduction, or change or exchange of shares for a different number or kind of shares or other securities or property by reason of a stock dividend, stock split or reverse stock split that the administrator determines, in its sole discretion, affects the shares such that an adjustment is appropriate. The exercise price of our outstanding options was adjusted such that the ratio of the option exercise price to the fair market value of our common stock, as determined by our board of directors, is the same before and after the special distribution.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth information on unexercised options to purchase our common stock granted to the named executive officers and held by them as of December 31, 2003. No options were exercised during the year ended December 31, 2003.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-The- Money Options at December 31, 2003 (1)
			Vested	Unvested	Vested	Unvested
Wesley R. Edens	—	—	—	—	—	—
David J. Grain	—	—	246,000	574,000	$886,830	$2,069,270
William T. Freeman	—	—	—	697,000	—	$2,512,685
W. Scot Lloyd	—	—	—	410,000	—	$1,478,050
Stephen W. Crawford	—	—	30,750	71,750	$110,854	$258,659
Steven R. Day	—	—	466,944	—	$1,683,333	$—

(1)	There was no public trading market for our common stock as of December 31, 2003. Accordingly, these values have been calculated based on our board of directors' determination of the fair market value of the underlying shares as of December 31, 2003 of $10 per share, less the applicable exercise price per share, multiplied by the underlying shares. These values reflect the exercise price reduction resulting from the special distribution declared and paid on February 5, 2004.

Omnibus Stock Incentive Plan

The Global Signal Inc. Omnibus Stock Incentive Plan (the "Plan") was originally adopted by our board of directors on October 31, 2002 and subsequently amended and restated on August 20, 2003 with the amended Plan receiving stockholder approval on August 22, 2003. The Plan was further amended and restated on February 11, 2004, with the subsequently amended Plan also receiving stockholder approval on February 11, 2004. The purpose of the Plan is to provide additional incentive to selected management employees, directors and consultants of the Company or any parent or subsidiary in order to strengthen the commitment of such persons, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons who are essential to the growth and success of our business and whose efforts will result in our long-term growth and profitability. To accomplish such purposes, the Plan provides for the issuance of stock options, stock appreciation rights, awards of restricted shares, deferred shares, performance shares and unrestricted shares.

A total of 6,715,000 shares of our common stock is reserved for issuance under the Plan, provided however, that commencing on the first day of the our fiscal year beginning in calendar year 2005, the number of shares reserved and available for issuance will be increased by an amount equal to the lesser of (1) 1,000,000 shares or (2) two percent (2%) of the number of outstanding shares of our common stock on the last day of the immediately preceding fiscal year. To the extent section 162(m) of the Code becomes applicable, the maximum aggregate number of shares that are subject to stock options that may be granted to any individual during any fiscal year is 2,000,000.

The Plan will initially be administered by our board of directors, although it may be administered by either our board of directors or any committee of our board of directors (the board or committee being sometimes referred to as the "plan administrator"). The plan administrator may interpret the Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Plan. The Plan permits the plan administrator to select the directors, key employees, and consultants who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price, the number of shares subject to awards, the term of the awards, the vesting schedule applicable to awards, and to amend the terms and conditions of outstanding awards, including, but not limited to reducing the exercise price of such awards, extending the exercise period of such awards and accelerating the vesting schedule of such awards.

We may issue incentive stock options or non-qualified stock options under the Plan. The incentive stock options granted under the Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code and may only be granted to employees of the Company or of its parents or subsidiaries. The option exercise price of all stock options granted under the Plan will be determined by the administrator, except that any incentive stock option or any stock option intended to qualify as performance-based compensation under Code Section 162(m) will not be granted at a price that is less than 100% of the fair market value of the stock on the date of grant. Further, the exercise price of incentive stock options granted to stockholders who own greater than 10% of the voting stock will not be granted at a price less than 110% of the fair market value of the stock on the date of grant. The term of all stock options granted under the plan will be determined by the administrator, but may not exceed ten years (five years for incentive stock options granted to stockholders who own greater than 10% of the voting stock). No incentive stock option may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that optionee, would have an aggregate fair market value in excess of $100,000. In the event an optionee is awarded $100,000 in incentive stock options in any calendar year, any incentive stock options in excess of $100,000 granted during the same year will be treated as nonqualified stock options. Each stock option will be exercisable at such time and pursuant to such terms and conditions as determined by the administrator in the applicable stock option agreement.

Unless the applicable stock option agreement provides otherwise, in the event of an optionee's termination of employment or service for any reason other than cause, retirement, disability or death, such optionee's stock options (to the extent exercisable at time of such termination) generally will remain exercisable until 90 days after such termination and will expire thereafter. Unless the applicable stock option agreement provides otherwise, in the event of an optionee's termination of employment or service due to retirement, disability or death, such optionee's stock options (to the extent exercisable at time of such termination) generally will remain exercisable until one year after such termination and will expire thereafter. Stock options that were not exercisable on the date of termination will expire at the close of business on the date of such termination. In the event of an optionee's termination of employment or service for cause, such optionee's outstanding stock options will expire at the commencement of business on the date of such termination.

In the event of a change in control (as defined below), unless each outstanding stock option is assumed, continued or substituted pursuant to the change in control transaction's governing document, such stock options will become fully vested and exercisable immediately prior to the effective date of such change in control and will expire upon the effective date of such change in control. If a change in control transaction occurs which is a qualifying asset sale (as defined in the Plan) or which includes a continuation, assumption or substitution of stock options, and an optionee's employment with the Company or any acquiring entity or affiliate thereof is terminated by the employer other than for cause on or after the effective date of the change in control but prior to the first anniversary of the effective date of the change in control, the optionee's outstanding options will become fully vested and exercisable as of such date. The term change in control generally means the first to occur of : (1) any person becoming the beneficial owner of more than 50% of the total voting power of the then outstanding voting stock, or (2) a sale of all or substantially all of the assets of the Company to another entity where stockholders of the Company immediately prior to the asset sale do not own 50% or more of the total voting power of the purchasing entity in substantially the same proportions as their ownership of the Company prior to such asset sale.

In the event of a dissolution or liquidation of the Company, the administrator may permit optionees to exercise stock options, including stock options that would not otherwise be exercisable, until ten days prior to such transaction. To the extent not exercised, these stock options will terminate immediately prior to the proposed transaction.

Stock appreciation rights ("SARs") may be granted under the Plan either alone or in conjunction with all or part of any stock option granted under the Plan. A stand alone SAR granted under the Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over a specified price fixed by the plan administrator. An SAR granted in conjunction with all or part of a stock option under the Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over the exercise price of the related stock option. In the event of a participant's termination of employment or service, stand alone SARs will be exercisable at such times and subject terms and conditions determined by the plan administrator at or after grant, while SARs granted in conjunction with all or part of a stock option will be exercisable at such times and subject to terms and conditions as set forth for the related stock option.

Restricted shares, deferred shares and performance shares may be granted under the Plan. The plan administrator will determine the purchase price, performance period and performance goals, if any, with respect to the grant of restricted shares, deferred shares and performance shares. Participants with restricted shares and shares of preferred stock generally have all of the rights of a stockholder. With respect to deferred shares, during the restricted period, subject to the terms and conditions imposed by the plan administrator, the deferred shares may be credited with dividend equivalent rights. If the performance goals and other restrictions are not attained, the participant will forfeit his or her shares of restricted shares, deferred shares and/or performance shares. Subject to the provisions of the Plan and applicable award agreement, the plan administrator has sole discretion to provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances, including, but not limited to, the attainment of certain performance goals, a participant's termination of employment or service, a participant's death or disability or occurrence of a change in control as defined in the applicable award agreement.

Following the consummation of our offering, the Plan provides that each of our non-employee directors (as defined in the Plan) will automatically receive annual awards of our common stock with an aggregate fair market value of $15,000, valued as of the date of grant, on the first business day after our annual meeting of stockholders, commencing in 2005, and each annual meeting thereafter during which the Plan is in effect. On April 15, 2004, we amended the Plan for each of our non-employee directors (as defined in the Plan) who do not beneficially own 10% or more of our common stock, or "eligible directors". Each member of our board that is an eligible director immediately prior to the consummation of this offering will be granted 5,000 shares of our common stock under our Plan on each of the first day following: 1) the consummation of this offering, 2) the meeting of stockholders in 2005 at which directors are to be elected, and 3) the meeting of stockholders in 2006 at which directors are to be elected, so long as such eligible director continues to serve as one of our directors on each grant date. An eligible director that receives any of the grants described in the preceding sentence during any fiscal year will not be eligible to receive the automatic stock grants under the Plan for that fiscal year.

In the event of a merger, consolidation, reorganization, recapitalization, stock dividend or other change in corporate structure affecting the number of issued shares of common stock, the plan administrator may make an equitable substitution or proportionate adjustment in (1) the aggregate number of shares reserved for issuance under the Plan, the maximum number of shares that may be granted to any participant in any calendar year, and, (2) the kind, number and exercise price subject to outstanding stock options and SARs granted under the Plan, and (3) the kind, number and purchase price of shares subject to outstanding awards of restricted shares, deferred shares and performance shares granted under the Plan. In addition, the plan administrator, in its discretion, may terminate all awards with payment of cash or in-kind consideration.

The terms of the Plan provide that the board may amend, alter or discontinue the Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant's consent. Unless the board determines otherwise, stockholder approval of any such action will be obtained if required to comply with applicable law. The Plan will terminate on November 1, 2012.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Mr. Day's employment with us terminated on January 31, 2003, and we entered into an Agreement and General Release (the "General Release") with him which became effective on such date. In consideration of Mr. Day's execution and compliance with the conditions of the General Release, including releasing of all claims and abiding by certain non-competition, confidentiality and proprietary information obligations, Mr. Day was entitled to an aggregate severance payment of $363,800 (less applicable withholding). In addition, Mr. Day and certain of his dependents are entitled to group health plan benefits for 18 months following such effective date, and Mr. Day will be entitled to use the automobile we supplied for a period of 24 months following such effective date. Finally, the vesting with respect to Mr. Day's outstanding option was accelerated such that he is entitled to exercise 233,472 shares at an exercise price of $5 and 233,472 shares at an exercise price of $10, and such shares will remain exercisable until the fourth anniversary of the effective date of the General Release. The remaining shares subject to his outstanding option were terminated. Pursuant to the stated terms of the stock option plan, the exercise price of the options was adjusted as follows, as a result of the special distribution of $142.2 million declared and paid on February 5, 2004; the $5 price was reduced to $4.26 per share and the $10 price was reduced to $8.53 per share.

We have entered into employment agreements with each of Messrs. Grain and Freeman. The agreement for Mr. Grain became effective on January 31, 2003, and provides for a three-year term that will automatically renew for consecutive one year extensions, unless written notice to the contrary is provided to the other party. The agreement for Mr. Freeman became effective on November 1, 2002 and provides for a three-year term that will automatically renew for consecutive one year extensions, unless written notice to the contrary is provided to the other party. Each of Messrs. Grain and Freeman's agreements contains confidentiality, non-competition and non-solicitation provisions effective through the term of the agreement and for a period of twelve months thereafter.

In the event Mr. Grain's employment is terminated by us for any reason other than for cause (except by reason of his death or disability) or by Mr. Grain for good reason, Mr. Grain will be entitled to a severance payment of $425,000 and his outstanding options will vest immediately and remain exercisable for three years after such termination. In the event Mr. Grain's agreement has expired as a result of our decision not to extend the agreement and Mr. Grain is subsequently terminated under circumstances that would have constituted termination without cause or with good reason under the agreement, his outstanding previously vested options will remain exercisable for three years after such termination.

Mr. Grain's employment agreement effective January 31, 2003 provided that, as a relocation benefit, we would reimburse him for the difference between the sale price of his West Newton, Massachusetts residence and a specified minimum price, as described in that agreement. Mr. Grain's employment agreement was amended on January 15, 2004, to provide that in the event he is unable to sell his West Newton, Massachusetts residence on or prior to January 10, 2004 for the Minimum Price (as set forth in his employment agreement) and Mr. Grain is able to find a purchaser, on or prior to April 30, 2004, who has contracted to purchase such residence, we will purchase the residence from Mr. Grain for the Minimum Price provided Mr. Grain agrees to assign the contract for sale entered into by Mr. Grain and the purchaser to us, subject to the condition subsequent that such contract for sale be consummated.Mr. Grain entered into a contract for the sale of his residence which closed on February 27, 2004. Our net cash cost, after the sale of the residence under the assigned contract for sale, was $457,848.

In the event Mr. Freeman's employment is terminated by us for any reason other than for cause or upon a change in control of Global Signal, all of his outstanding options will vest immediately and remain exercisable for 90 days plus the number of days remaining, if any, in the then operative "closed period" during which Mr. Freeman would be precluded from trading Global Signal's shares pursuant to our insider trading rules. In addition, if Mr. Freeman's employment is terminated by us for any reason other than for cause, he will be entitled to the following severance payment and benefits for twelve months after such termination, as long as he is not in breach of the non-competition, preservation of trade secrets and non-trade secret protectible business interest provisions contained in the agreement: (1) base salary (at a rate then in effect), (2) continued use of the company provided cell phone and vehicle and (3) employee benefits afforded to senior management excluding 401(k) plan participation.

We entered into an employment agreement with Mr. Lloyd. The agreement for Mr. Lloyd became effective on December 2, 2002, and provides for a one-year term that will automatically renew for consecutive one year extensions, unless written notice to the contrary is provided to the other party. Mr. Lloyd's agreement contains confidentiality and non-solicitation provisions effective during Mr. Lloyd's employment with us and for a period of one year thereafter. Although Mr. Lloyd is entitled to an annual bonus ranging from 50% up to 100% of his annual salary based on achieving certain goals, he will receive a guaranteed bonus of $50,000 regardless of whether any goals are attained. Mr. Lloyd's employment with us terminated on January 14, 2004. Pursuant to his employment agreement, he was paid a lump sum payment equal to one year's base salary (at a rate of $200,000) and 50% of his outstanding unvested options automatically vested and became exercisable.

On February 5, 2004, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., and Global Signal Inc. agreed to assign all of their respective rights and Global Signal Services LLC, our wholly-owned service company, agreed to assume all of Pinnacle Towers' and Global Signal's obligations under all employment agreements and offer letters, except for Global Signal's employment agreement with Ronald G. Bizick, II, to which they were a party, including all employment agreements described above. Global Signal expects to assign Mr. Bizick's employment agreement to Global Signal Services prior to the consummation of this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Pinnacle Towers Acquisition Holdings LLC

On February 5, 2004, we closed a securitization transaction and repaid all amounts outstanding under our old credit facility with Bank of America, N.A. See "Description of Certain Indebtedness." Our old credit facility included covenants requiring consent from our lenders for transactions including certain acquisitions. On September 23, 2003, 99% of our stockholders, in the same proportion as their ownership of Global Signal, formed a new company, Pinnacle Towers Acquisition Holdings LLC ("Pinnacle Acquisition"), then known as Pinnacle Towers Acquisition Inc., for the purpose of acquiring and operating telecommunications sites and certain related assets through an entity not constrained by our old credit facility. These stockholders participated by becoming stockholders in Pinnacle Acquisition such that each participating stockholder's proportionate ownership of the outstanding common stock of Pinnacle Acquisition equaled its proportionate ownership of our outstanding common stock. At formation of Pinnacle Acquisition, Fortress Pinnacle Investment Fund LLC and FRIT PINN LLC collectively held 60.0% of its common stock. Greenhill Capital Partners, L.P., Greenhill Capital, L.P., Greenhill Capital Partners (Executives), L.P. and Greenhill Capital Partners (Cayman), L.P. collectively held 20.7% of Pinnacle Acquisition's common stock. Whitecrest Partners, L.P., Abrams Capital Partners I, L.P., 222 Partners, LLC, Abrams Capital Partners II, L.P. and Great Hollow International, LP collectively held 14.1% of Pinnacle Acquisition's common stock. Calm Waters Partnership, Strong Special Investment L.P., Harbour Holdings, Ltd., Walter Morris, Strong Qwest L.P. and Charles A. Paquelet collectively held 3.9% of Pinnacle Acquisition's common stock. The remaining stockholders collectively held 1.3% of Pinnacle Acquisition's common stock.

On October 29, 2003, each stockholder of Pinnacle Acquisition granted to us an option to purchase all, but not less than all, of its shares of Pinnacle Acquisition at a purchase price equal to their par value plus interest on that par value at an annual rate of 10%. The terms of the option provided that it became exercisable at any time upon the repayment of all amounts under our old credit facility. In connection with the close of our securitization transaction and the repayment of our old credit facility, we exercised our option with respect to all the outstanding common stock of Pinnacle Acquisition and on February 6, 2004, Pinnacle Acquisition became our wholly-owned subsidiary. The aggregate purchase price pursuant to the option was approximately $21,000.

At the time of our acquisition of the outstanding common stock of Pinnacle Acquisition on February 5, 2004, it owned 67 communications sites primarily located in the southeastern United States. These assets had a net book value of $26.9 million and there were other current assets of $0.4 million. The acquisition of these assets was financed with borrowings under the credit facility of which $28.0 million was outstanding on February 5, 2004. These assets were originally acquired on December 4, 2003 from TowerCom Enterprises LLC and its affiliates for approximately $26.3 million, plus fees and expenses.

On September 23, 2003, our principal operating subsidiary, Pinnacle Towers, entered into a management agreement with Pinnacle Acquisition whereby it agreed to provide, for a specified management fee, certain site management, marketing and operating services for telecommunications sites owned by Pinnacle Acquisition through its wholly-owned subsidiary, Pinnacle Towers Acquisition LLC. The aggregate management fee our subsidiary received under the agreement until Pinnacle Acquisition became our wholly-owned subsidiary was approximately $77,000. On February 5, 2004, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., assigned its rights and obligations under this management agreement to Global Signal Services LLC, one of our wholly-owned subsidiaries.

Monitoring Fee

At our board meeting on December 4-5, 2003, the board passed a resolution renewing the annual monitoring fee of $2.0 million for the one year period from November 1, 2003 to October 31, 2004 to Fortress Pinnacle Acquisition LLC and Greenhill. This monitoring fee was provided as compensation for consulting and management advisory services and analysis, including assistance in our re-organization and the re-engineering of our business process, assistance in identifying, recruiting and hiring our executives, assistance in forming and executing our capital management strategy and assistance in executing our acquisition strategy, as were requested by us and provided by Fortress and Greenhill. Fortress, Greenhill and Global Signal are parties to an Investor Agreement, dated November 1, 2002, as amended October 29, 2003 and which was amended and restated on March 31, 2004. Section 4.1 of the original Investor Agreement permitted the payment of the monitoring fee and the provision of services in connection therewith to be renewed on an annual basis by the vote of a majority of our board that includes the vote of at least one director who is not a designee of either Fortress or Greenhill or an "Affiliate" or "Associate" (each, as defined in the Investor Agreement) thereof or a member of our management and who is not, directly or indirectly, receiving compensation for such vote. Our board of directors approved the resolution, in compliance with the Investor Agreement, with Mr. David Abrams voting. In 2002, we made monitoring fee payments equal to $0.3 million and during the calendar year 2003 we made monitoring fee payments equal to $2.5 million, of which $2.0 million was to cover our obligations for 2003 and $0.5 million was for the first quarter of 2004. We believe the monitoring fee represented an arms length transaction at pricing consistent and competitive with those of other unrelated companies that provide such services. Pursuant to our Amended and Restated Investor Agreement, the monitoring fee will terminate upon the consummation of this offering and Fortress and Greenhill have waived any right to receive any payment with respect to the monitoring fee for all periods after March 31, 2004. Wesley R. Edens, our Chief Executive Officer and Chairman of our board of directors, is the Chief Executive Officer and Chairman of the board of directors of Fortress. Robert H. Niehaus, Vice Chairman of our board of directors, is the Chairman of entities that control the general partners of Greenhill.

Broadcast Towers, Inc.

In February 2003, our principal operating subsidiary Pinnacle Towers LLC ("Pinnacle Towers"), then known as Pinnacle Towers Inc., sold the capital stock of Broadcast Towers, Inc. ("BTI") to former Pinnacle Towers President Ben Gaboury for ten dollars. Pinnacle Towers acquired this entity in August 2000, prior to our re-organization for an aggregate purchase price of $14.2 million. BTI's primary business was the management of in-building telecommunication access via building risers. In 2002, BTI generated negative cash flow as a result of the loss of BTI's four largest customers and, as such, we recognized impairment losses to fully write-off the net book value of these assets. Because we considered BTI's business to be non-core to our business strategy and because of the continuing losses and negative cash flow BTI was generating, we determined that the disposal of this business was in our best interest. After conducting a comparative analysis of the liabilities associated with exiting BTI's remaining contractual obligations, servicing those obligations until their expiration and the cost of terminating BTI's remaining employees, the board of directors resolved on January 27, 2003 to dispose of the capital stock of BTI and sell it to Mr. Gaboury for ten dollars.

Amended and Restated Investor Agreement

General

We entered into the Investor Agreement dated as of November 1, 2002, as amended October 29, 2003, with Fortress Pinnacle Acquisition LLC, Greenhill and electing noteholders of our 10% Senior Discount Notes due 2008. These electing noteholders included Abrams Capital, LLC and its affiliates as follows: Abrams Capital Partners I, L.P., Abrams Capital Partners II, L.P., Abrams Capital International L.T.D. and Whitecrest Partners, L.P. Other electing noteholders include the following entities: FRIT PINN LLC, Calm Waters Partnership, Highbridge Capital Management /Z Special Opportunities LLC, Strong Special Investment, Harbour Investments Ltd., Arbiter Partners, L.P., Walter Morris, Strong Qwest L.P., John Constable, Marjorie S. Isaac Trust-Irving Isaac (Marital Trust) and Charles A. Paquelet.

The Investor Agreement was amended and restated on March 31, 2004 such that effective upon the consummation of this offering the rights of the parties to the agreement, other than registration rights, will be terminated. We made no payments in connection with the amendment and restatement. We have included a summary of the Investor Agreement prior to the amendment and restatement following this summary of the Amended and Restated Investor Agreement.

The following is a summary of material provisions of the Amended and Restated Investor Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Investor Agreement, a copy of which was filed as an exhibit to the registration statement of which this prospectus is a part.

Registration Rights

We have granted to Fortress Pinnacle Acquisition LLC, Greenhill and Abrams Capital Partners II, L.P. and certain of its related partnerships and their respective permitted and third party transferees to the extent that any of them or their permitted or third party transferees together with its respective permitted transferees holds 5% of our issued and outstanding common stock (each, a "Stockholder"), "demand" registration rights that allow the Stockholders to request that we register under the Securities Act of 1933 an amount equal to or greater than 5% of our stock held by such Stockholders together with their respective affiliates. Each Stockholder is entitled to an aggregate of three demand registrations. We are not required to maintain the effectiveness of the registration statement (other than a shelf registration) for more than 60 days. We are also not required to effect any demand registration within six months of a "firm commitment" underwritten offering to which the requestor held "piggyback" rights and which included at least 50% of the securities requested by the requestor to be included. We are not obligated to grant a request for a demand registration within six months of any other demand registration, and may refuse a request for demand registration if in our reasonable judgment, it is not feasible for us to proceed with the registration because of the unavailability of audited financial statements. Fortress, Greenhill and Abrams have waived their registration rights and preemptive rights under the Investor Agreement with respect to this offering.

We have granted the Stockholders "piggyback" registration rights that allow them to include the shares of common stock that they own in any public offering of equity securities initiated by us, other than those public offerings on registration statements on Form S-4 or S-8. The "piggyback" registration rights of these Stockholders are subject to proportional cutbacks by the underwriters in the manner described in the Amended and Restated Investor Agreement.

We have granted Fortress, Greenhill and their respective permitted transferees the right to request shelf registration on Form S-3, providing for an offering to be made on a continuous basis, subject to a time limit on our efforts to keep the shelf registration statement continuously effective and our right to suspend the use of the shelf registration prospectus for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12 month period) if we determine that certain disclosures required by the shelf registration statement would be detrimental to us or our stockholders. In addition, each Stockholder may elect to participate in the shelf registration within ten days after notice of the registration is given.

We have agreed to indemnify each selling stockholder against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus, unless such liability arose from the selling stockholder's misstatement or omission. The selling stockholder agrees to indemnify us against all losses caused by its misstatements or omissions.

Investor Agreement

Prior to its amendment and restatement on March 31, 2004, the Investor Agreement dated as of November 1, 2002 as amended October 29, 2003, provided "demand" registration rights to Fortress Pinnacle Acquisition LLC, Greenhill and electing noteholders of our 10% Senior Discount Notes due 2008 (collectively, the "Investors"), so long as they held at least 5% of the then outstanding amount eligible to be registered. In addition, we granted "piggyback" registration rights to the Investors and the right to request shelf registration on Form S-3 to Fortress, Greenhill and their respective permitted transferees. We also granted preemptive rights to each Investor, so long as it and its affiliates owned at least 10% of the outstanding registrable securities as described in the Investor Agreement. Fortress, Greenhill and Abrams have waived their registration and preemptive rights under the Investor Agreement with respect to this offering.

We were also required to pay Fortress and Greenhill (on a pro rata basis) an annual monitoring fee of $2.0 million, paid on a quarterly basis, for the period between November 1, 2002 and October 31, 2003, constituting compensation for consulting and management advisory services and analysis. The monitoring fee was renewable on an annual basis by a majority of our board of directors, including the vote of at least one director who was not a designee of Fortress, Greenhill or their affiliates and who received no compensation for such vote. Pursuant to the terms of the Investor Agreement, we renewed the annual monitoring fee of $2.0 million for the one-year period from November 1, 2003 to October 31, 2004. In 2002, we made monitoring fee payments equal to $0.3 million and in 2003 we made monitoring fee payments equal to $2.5 million, of which $2.0 million covered our obligations for 2003 and $0.5 million was for the first quarter of 2004. Pursuant to our Amended and Restated Investor Agreement, the monitoring fee will terminate upon the consummation of this offering. Fortress and Greenhill have waived any right to receive any payment with respect to the monitoring fee for all periods after March 31, 2004.

The Investor Agreement also required the Investors to vote the voting stock they beneficially owned to elect certain directors, including those designated by Fortress, Greenhill and Abrams. In addition, we agreed not to take, or to allow our subsidiaries to take, a number of actions without first obtaining approval from Fortress and Greenhill. Pursuant to the terms of the Amended and Restated Investor Agreement, upon consummation of this offering, we and our subsidiaries will not be required to obtain the approval of Fortress and Greenhill prior to taking any action.

In addition, pursuant to the terms of the Investor Agreement, each Investor had tag-along rights if Fortress or Greenhill proposed to sell shares of our common stock and drag-along rights if either Fortress or Greenhill held over 55% of the shares of our common stock (or both Fortress and Greenhill acting together) and proposed to sell all of their registrable securities as described in the Investor Agreement. In addition, if any Investor proposed to sell any of its registrable securities as described in the Investor Agreement, it must notify other Investors holding (together with their affiliates) more than 10% of the registrable securities outstanding at the time of the proposed sale and those Investors had the right to purchase a pro rata portion of the offered securities at the offered price. Each Investor also agreed not to transfer its shares for two years unless the transfer was made with both Fortress' and Greenhill's consent, or the transfer was to certain permitted transferees as stated in the Investor Agreement.

On October 29, 2003, the Agreement was amended to allow the transfer of pledged stock to Morgan Stanley Asset Funding Inc. or to any person upon foreclosure or the exercise of other remedies under the Pledge Agreement among Fortress Pinnacle Acquisition, Greenhill Capital Partners and other Pledgors dated October 29, 2003. Upon the transfer to Morgan Stanley of the capital stock held by Greenhill Capital Partners and/or Fortress Pinnacle Acquisition, the amendment provided that payment of the monitoring fee to Fortress and Greenhill will cease when they collectively own or control 50% or less of our capital stock.

Mortgage Loan Debt

On February 5, 2004, our principal operating subsidiary, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries borrowed $418.0 million under a mortgage loan made payable to a newly formed trust. The trust simultaneously issued $418.0 million in certificates with terms identical to the mortgage loan. The commercial mortgage pass-through certificates were rated AAA through B by two rating agencies. See "Description of Certain Indebtedness — The Mortgage Loan."

Two affiliates of Fortress purchased from underwriters $63.0 million of $73.0 million B and BB rated pass-through certificates at a price to yield of approximately 9% on a blended basis, and the balance of the B and BB rated pass-through certificates were sold on identical terms to an independent third party mutual fund.

Options

In 2003, our board of directors awarded options to purchase 820,000 shares of our common stock to Mr. Kevin Czinger, a former employee of Fortress Capital Finance LLC, who served on our board of directors from January 2003 until February 2004, in exchange for his agreement to provide financial advisory services to us over an expected three-year period. Of these options, 30% vested on January 9, 2003, 30% will vest on December 31, 2004, and the remaining 40% will vest on December 31, 2005. Half the options have an exercise price of $5 per share and the remainder have an exercise price of $10 per share. Pursuant to the terms of our stock option plan, the exercise price of the then outstanding options was adjusted from $10 to $8.53 per share and from $5 to $4.26 per share, due to the one-time special distribution declared and paid to our stockholders on February 5, 2004. Upon the completion of our internal restructuring program, including the installation of an experienced management team, we terminated Mr. Czinger's consulting arrangement in March 2004 and the vesting of the outstanding options was modified. After modification, he is entitled to exercise 246,000 shares at an exercise price of $4.26 and 246,000 shares at an exercise price of $8.53 until December 31, 2004. The remaining options to acquire 328,000 shares of common stock expired upon his termination pursuant to the terms of the award. We follow SFAS No. 123 and EITF issue No. 96-18, Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods and Services, for our stock option grants to this individual. In 2003, we measured the related compensation expense as the options vested and recognized an expense of $1.5 million. In 2004, as a result of the services provided before the termination, the termination of this agreement and the resulting modification, we will recognize an expense of $2.6 million.

Warrants

As part of our reorganization, warrants to purchase 418,050 shares of our common stock at $10 per share, exercisable until October 31, 2007 were issued to Fortress and 197,088 of such warrants were issued to Abrams Capital, LLC and certain of its affiliates in connection with the cancellation of $187.6 million of the 5½% convertible subordinated notes due 2007 (representing approximately 1% of our equity capitalization at November 1, 2002). This exercise price was adjusted pursuant to the term of the warrant agreement, from $10 to $8.53 due to the special distribution declared and paid on February 5, 2004. On March 5, 2004, Abrams Capital, LLC and certain of its affiliates exercised warrants to purchase 197,088 shares of common stock, at an exercise price of $8.53 per share of common stock. On April 5, 2004, Fortress exercised 418,050 warrants for an equal number of shares of common stock, at an exercise price of $8.53 per share of common stock.

Old Credit Facility

Our principal operating subsidiary, Pinnacle Towers LLC, formerly known as Pinnacle Towers Inc., together with 13 of its direct and indirect subsidiaries, was a party to an amended and restated credit facility, our old credit facility, which provided a term loan with outstanding borrowings totaling $235.0 million at December 31, 2003. Our old credit facility was provided by a syndicate of lenders, for which Bank of America, N.A. served as the administrative agent. Prior to our repayment of the old credit facility, this bank debt had been actively traded. As of December 31, 2003, FRIT PINN LLC and FIT PINN BL LLC, both of which are affiliates of Fortress (which, after giving effect to this offering, will own approximately 50.7% of our outstanding common stock), owned, respectively, approximately $7.0 million and approximately $7.5 million of the outstanding bank debt through a participation agreement with one of the syndicate lenders. Greenhill (which, after giving effect to this offering, will own approximately 17.2% of our outstanding common stock), owned up to approximately $5.6 million of the outstanding bank debt between December 2001 and October 2003 also through a participation agreement. Greenhill reports that it sold all of the outstanding bank debt by October 2003.

Options Granted to Fortress and Greenhill

In connection with this offering and for purposes of compensating Fortress and Greenhill for their successful efforts in raising capital in this offering, we have granted and our stockholders have approved options to FRIT PINN LLC and Greenhill, or affiliates of such entities to purchase shares of our common stock equal to an aggregrate of 10% of the number of shares to be issued in this offering in the following amounts (1) for FRIT PINN LLC (or its affiliates), the right to acquire 560,000 shares which is equal to 8% of the number of shares to be issued in this offering (644,000 if the underwriters exercise their overallotment option in full) and (2) for Greenhill (or its affiliate), the right to acquire 140,000 shares which is equal to 2% of the number of shares to be issued in this offering all at an exercise price per share equal to the initial public offering price per share in this offering (161,000 if the underwriters exercise their overallotment option in full). All of the options are immediately vested and exercisable and will remain exercisable for ten years. The services provided by Fortress and Greenhill included advice with respect to selection of underwriters and counsel, deal structuring and timetable planning, document preparation and financial advisory services.

Benefits to Affiliates and Certain Other Parties

Our directors and officers receive compensation in connection with their service to us as described in "Management—Compensation of Directors" and "Management—Executive Compensation."

In connection with this offering and for the purpose of compensating FRIT PINN LLC and Greenhill, or affiliates of such entities, for their successful efforts in raising capital in this offering, FRIT PINN LLC and Greenhill, or affiliates or such entities, will receive the following additional benefits:

Transaction	Affiliated Party	Consideration(1)
Grant of options to purchase 700,000 shares of common stock	FRIT PINN LLC	$1,226,400	(2)
	Greenhill	306,600	(2)

(1)	All options to purchase shares of common stock are valued using the Black-Scholes method assuming the common stock is valued at $17.00 per share, representing the mid-point of the range of prices listed on the cover page of this prospectus.
(2)	Represents the fair value of the options to purchase 700,000 shares of common stock (assuming the underwriters do not exercise their overallotment option) granted to FRIT PINN LLC and Greenhill, or affiliates of such entities, in consideration for their successful efforts in raising capital in connection with this offering, using the Black-Scholes method of valuation.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 17, 2004, the total number of shares of our common stock beneficially owned, and the percent so owned, by (1) each person known by us to own more than 5% of our common stock, (2) each of our directors and executive officers and (3) all directors and executive officers as a group.

The percentage of beneficial ownership of our common stock before this offering is based on 41,854,155 issued shares of our common stock outstanding as of May 17, 2004. The percentage of beneficial ownership of our common stock after this offering is based on 48,874,155 shares of our common stock outstanding. The table assumes that the underwriters will not exercise their overallotment option to purchase up to 1,050,000 shares of common stock.

	Amount and Nature of Beneficial Ownership(1)
	Before Offering	After Offering
Name of Beneficial Owner	Number of Shares(2)	Percent(3)	Number of Shares(2)	Percent
Executive Officers and Directors(4)
Wesley R. Edens(5)	24,799,696	59.3%	25,359,696	51.3%
David J. Grain(6)	246,000	*	246,000	*
William T. Freeman(7)	209,186	*	209,186	*
Jeffery S. Langdon(8)	24,600	*	24,600	*
Ronald G. Bizick II	—	—	—	—
Masoud Sedigh(9)	61,500	*	61,500	*
Stephen W. Crawford(10)	30,750	*	30,750	*
Steven R. Day (11)	466,944	1.1%	466,944	*
W. Scot Lloyd(12)	222,713	*	227,713	*
David Abrams(13)	5,936,634	14.2%	5,936,634	12.1%
Robert H. Gidel(14)	—	—	5,000	*
Douglas L. Jacobs(14)	—	—	5,000	*
Robert H. Niehaus(15)	8,422,194	20.1%	8,562,194	17.5%
Howard Rubin(14)	—	—	5,000	*
Mark Whiting(14)	—	—	5,000	*
All directors and executive officers as a group (13 persons)(16)	39,750,560	93.6%	40,450,560	80.7%
5% Stockholders
Fortress Investment Holdings LLC(17)(18)	24,799,696	59.3%	25,359,696	51.3%
Greenhill Capital Partners, L.P. and affiliated investment funds(17)(19)	8,422,194	20.1%	8,562,194	17.5%
Abrams Capital, LLC(17)(20)	5,551,886	13.3%	5,551,886	11.4%

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of the date hereof, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person.
(2)	Consists of shares held, shares underlying stock options exercisable within 60 days and shares underlying warrants exercisable within 60 days.
(3)	Percentage amount assumes the exercise by such persons of all options and warrants exercisable within 60 days to acquire shares of common stock and no exercise of options or warrants by any other person.
(4)	The address of each officer or director listed in the table below is: c/o Global Signal Inc., 301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232.
(5)	Includes 23,359,696 shares held by Fortress Pinnacle Acquisition LLC, a majority owned subsidiary of FRIT PINN LLC. FRIT PINN LLC also holds 1,440,000 shares directly and an option to purchase 560,000 shares (assuming the underwriters do not exercise their overallotment option), representing 8% of the number of shares to be sold in this offering. FRIT PINN LLC is a wholly-owned subsidiary of Fortress Registered Investment Trust which is 100% owned by Fortress Investment Fund LLC. Fortress Investment Fund LLC is managed by its managing member Fortress Fund MM LLC which is managed by Fortress Investment Group LLC pursuant to a management agreement. Fortress Investment Group LLC is 100% owned by Fortress

Investment Holdings LLC, an entity which is owned by certain individuals, including Mr. Edens, our Chief Executive Officer and Chairman of the Board. By virtue of his ownership interest in Fortress Investment Holdings LLC, Mr. Edens may be deemed to beneficially own the shares listed as beneficially owned by Fortress Investment Holdings LLC. Mr. Edens disclaims beneficial ownership of such shares.
(6)	Consists of 246,000 options to purchase shares of our common stock.
(7)	Consists of 209,100 options and 86 warrants, to purchase shares of our common stock.
(8)	Consists of 24,600 options to purchase shares of our common stock.
(9)	Consists of 61,500 options to purchase shares of our common stock.
(10)	Consists of 30,750 options to purchase shares of our common stock.
(11)	Consists of 466,944 options to purchase shares of our common stock. Mr. Day resigned as our Chief Executive Officer effective as of January 31, 2003.
(12)	Consists of 222,713 shares of our common stock. Mr. Lloyd's employment with us terminated on January 16, 2004.
(13)	Includes 1,122,278 shares held by Whitecrest Partners, L.P., 518,602 shares held by Abrams Capital Partners I, L.P., 38,986 shares held by 222 Partners, LLC, 3,911,006 shares held by Abrams Capital Partners II, L.P., and 345,762 shares held by Great Hollow International, L.P. Great Hollow Partners, LLC is the general partner of Great Hollow International, L.P., and Abrams Capital, LLC is the general partner for Abrams Capital Partners I, L.P., Abrams Capital Partners II, L.P., and Whitecrest Partners, L.P. David Abrams is the sole Managing Member of Great Hollow Partners, LLC, Abrams Capital, LLC and 222 Partners, LLC, and by virtue of the relationships described above, has sole voting power with respect to the shares identified above.
(14)	Each of these directors will be granted 5,000 shares of common stock on the first day following the consummation of this offering.
(15)	Consists of 5,173,164 shares held by Greenhill Capital Partners, L.P., 1,662,506 shares held by Greenhill Capital, L.P., 832,686 shares held by Greenhill Capital Partners (Executives), L.P., 753,838 shares held by Greenhill Capital Partners (Cayman), L.P. and an option to purchase an aggregate of 140,000 shares (assuming the underwriters do not exercise their overallotment option), representing 2% of the number of shares to be sold in this offering held by these four entities and Greenhill Capital Partners LLC. By virtue of his position as Chairman of entities that control the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, Mr. Niehaus may be deemed to beneficially own these shares.
(16)	Excludes Steven R. Day and W. Scot Lloyd who are no longer employed by us.
(17)	The address of Fortress Investment Holdings LLC is 1251 Avenue of the Americas, 16th Floor, New York, New York 10020. The address of Greenhill Capital Partners, L.P. and affiliated investment funds is 300 Park Avenue, 23rd Floor, New York, New York 10022. The address of Abrams Capital, LLC is 222 Berkeley Street, 22nd Floor, Boston, Massachusetts 02116.
(18)	Includes 23,359,696 shares held by Fortress Pinnacle Acquisition LLC, a majority- owned subsidiary of FRIT PINN LLC. FRIT PINN LLC also holds 1,440,000 shares directly and an option to purchase 560,000 shares (assuming the underwriters do not exercise their overallotment option) representing 8% of the number of shares to be sold in this offering. FRIT PINN LLC is a wholly-owned subsidiary of Fortress Registered Investment Trust which is 100% owned by Fortress Investment Fund LLC. Fortress Investment Fund LLC is managed by its managing member Fortress Fund MM LLC which is managed by Fortress Investment Group LLC pursuant to a management agreement. Fortress Investment Group LLC is 100% owned by Fortress Investment Holdings LLC, an entity which is owned by certain individuals, including Mr. Edens, our Chief Executive Officer and Chairman of the Board. By virtue of his ownership interest in Fortress Investment Holdings LLC, Mr. Edens may be deemed to beneficially own the shares listed as beneficially owned by Fortress Investment Holdings LLC. Mr. Edens disclaims beneficial ownership of such shares.
(19)	Consists of 5,173,164 shares held by Greenhill Capital Partners, L.P., 1,662,506 shares held by Greenhill Capital, L.P., 832,686 shares held by Greenhill Capital Partners (Executives), L.P. and 753,838 shares held by Greenhill Capital Partners (Cayman), L.P. and an option to purchase an aggregate of 140,000 shares (assuming the underwriters do not exercise their overallotment option) representing 2% of the number of shares to be sold in this offering held by these four entities and Greenhill Capital Partners LLC. By virtue of their ownership and management positions in entities that control the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, Greenhill & Co., Inc., Greenhill Capital Partners, LLC, which controls the general partner of Greenhill Capital Partners, L.P. and its affiliated investment funds, Scott L. Bok, Robert F. Greenhill and Robert H. Niehaus may be deemed to beneficially own these shares.
(20)	Includes 1,122,278 shares held by Whitecrest Partners, L.P., 518,602 shares held by Abrams Capital Partners I, L.P., and 3,911,006 shares held by Abrams Capital Partners II, L.P. Abrams Capital, LLC is the general partner of Whitecrest Partners, L.P., Abrams Capital Partners I, L.P., and Abrams Capital Partners II, L.P. David Abrams, a member of our board of directors, is the sole Managing Member of Abrams Capital, LLC and by virtue of the relationships described above, has sole voting power with respect to the shares identified above. The shares disclosed in the table as being beneficially owned by Abrams Capital, LLC are also included in the shares reported as being beneficially owned by Mr. Abrams.

DESCRIPTION OF CAPITAL STOCK

General

As of May 17, 2004, our authorized capital stock consisted of:

•	150,000,000 shares of common stock, par value $0.01 per share; and

•	20,000,000 shares of preferred stock, par value $0.01 per share.

Set forth below is a summary description of all the material terms of our capital stock. This description is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, a copy of each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

Subject to our amended and restated certificate of incorporation's restrictions on transfer of our stock, each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive right to vote for the election of directors and for all other purposes. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Subject to any preference rights of holders of our preferred stock and our amended and restated certificate of incorporation's restrictions on transfer of our stock, the holders of our common stock are entitled to receive dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, our holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of our holders of preferred stock to prior distribution.

Preferred Stock

The board of directors has the authority, without action by our stockholders, to issue preferred stock and to fix for each such class or series voting powers, and provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include one or more of the following:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change of control of Global Signal.

OP Units

The holders of units in our operating partnership, or OP Units, have redemption rights, which permit them, in some circumstances, to exchange their OP Units for cash, or, at our option, an equivalent number of our shares of common stock, which number is subject to adjustment as provided in the partnership agreement for the operating partnership.

Certain Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Transfer Restrictions

Our amended and restated certificate of incorporation contains restrictions on the number of shares of our stock that a person may own. No person, other than certain of our existing stockholders and subsequent owners of their stock, may acquire or hold, directly or indirectly, in excess of 9.9% of the value of the outstanding shares of any class or series of our stock using ownership calculation rules set forth in our amended and restated certificate of incorporation, unless they first receive an exemption from our board of directors.

Our amended and restated certificate of incorporation further prohibits, among other things, (a) any person from owning shares of our stock that would result in our being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT, and (b) any person from transferring shares of our stock if the transfer would result in our stock being owned by fewer than 100 persons, or impair our ability to satisfy the REIT income tests. Any person who acquires or intends to acquire shares of our stock that may violate any of these restrictions, or who is the proposed transferee of shares of our stock which are transferred to the Trust, as defined below, is required to give us immediate notice and provide us with such information as we may request in order to determine the effect of the transfer on our status as a REIT. The above restrictions will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT.

Our board of directors, in its sole discretion, may exempt a person from these limits subject to terms, conditions, representations and undertakings as our board determines provided that such exemption does not result in an individual beneficially owning more than 9.9% of the aggregate value of outstanding shares of each class or otherwise cause us to fail to qualify as a REIT or cause our stock to be beneficially owned by less than 100 persons. The person must agree that any violation or attempted violation of these terms, conditions, representations and undertakings will result in the automatic transfer of the shares of stock causing the violation to the Trust. Our board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel.

Any attempted transfer of, or other event occurring with respect to, our stock which, if effective, would result in violation of the above limitations, will cause the number of shares causing the violation (rounded to the nearest whole share) to be automatically transferred to a trust ("Trust") for the exclusive benefit of one or more charitable beneficiaries ("Charitable Beneficiary"), and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day (as defined in our amended and restated certificate of incorporation) prior to the date of the transfer or event. Shares of our stock held in the Trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the Trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the Trust. The Trustee of the Trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the Trust. These rights will be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the Trust will be paid by the recipient to the Trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the Trustee. Any dividend or distribution paid to the Trustee will be held in trust for the Charitable Beneficiary. Subject to Delaware law, the Trustee will have the authority to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible corporate action, then the Trustee will not have the authority to rescind and recast the vote.

Within 90 days of receiving notice from us that shares of our stock have been transferred to the Trust, the Trustee will sell the shares to a person designated by the Trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the Charitable Beneficiary in the shares sold will terminate and the Trustee will distribute the net proceeds of the sale to the proposed transferee and to the Charitable Beneficiary as follows. The proposed transferee will receive the lesser of (1) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the transfer or event causing the shares to be held in the Trust (for example, a gift, devise or other similar transaction), the Market Price (as defined in our amended and restated certificate of incorporation) of the shares on the day of the transfer or event causing the shares to be held in the Trust and (2) the price received by the Trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the Charitable Beneficiary. If, prior to our discovery that shares of our stock have been transferred to the Trust, the shares are sold by the proposed transferee, then (1) the shares shall be deemed to have been sold on behalf of the Trust and (2) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the Trustee upon demand.

In addition, shares of our stock held in the Trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer to the Trust (or, in the case of another event not constituting a transfer, the Market Price at the time of such event) and (2) the Market Price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the Trustee has sold the shares. Upon a sale to us, the interest of the Charitable Beneficiary in the shares sold will terminate and the Trustee will distribute the net proceeds of the sale to the proposed transferee and the Charitable Beneficiary.

All certificates representing shares of our stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the Treasury Regulations) of our stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his name and address, the number of shares of each class and series of our stock which he beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide us with such additional information as we may request in order to determine the effect, if any, of his beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder shall upon demand be required to provide us with such information as we may request in good faith in order to determine our status as a REIT or for other tax or compliance reasons.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of the stockholders.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The following is a summary of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without our stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute

We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction which would cause a change in our control.

Our amended and restated certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, an anti-takeover law, will not apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of voting stock.

Other Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of our amended and restated certificate of incorporation may make a change in control of Global Signal more difficult to effect. Our amended and restated certificate of incorporation provides for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our stockholders. The terms of the first, second and third classes will expire in 2006, 2004 and 2005, respectively. On March 22, 2004, we held our annual stockholders' meeting and all of our class II directors were re-elected and will serve until their term expires in 2007. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors. The classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be in the best interest of our stockholders. In addition, our amended and restated bylaws provide that directors may be removed only for cause with the affirmative vote of 80% of the voting interest of stockholders entitled to vote.

Pursuant to our amended and restated certificate of incorporation, shares or our preferred stock may be issued from time to time, and the board of directors is authorized to determine and alter all rights, preferences, privileges, qualifications, limitations and restrictions without limitation. See "— Preferred Stock." Our amended and restated bylaws also provide that our stockholders (with the exception of the majority stockholder if Fortress and Greenhill collectively own at least 50% of the then outstanding shares) are specifically denied the ability to call a special meeting of the stockholders. Advance notice must be provided by our stockholders to nominate persons for election to our board of directors as well as to propose actions to be taken at an annual meeting.

Limitations on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated bylaws provide that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for:

•	any breach of the director's duty of loyalty to us or our stockholders;

•	intentional misconduct or a knowing violation of law;

•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or

•	any transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation allows us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

We have entered into indemnification agreements with certain of our directors and executive officers. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders' ability to collect monetary damages from our directors and executive officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, 59 Maiden Lane, New York, NY 10038.

Listing

Our common stock has been approved for listing on the NYSE under the symbol "GSL."

The Operating Partnership Agreement

General

We own substantially all of our assets and conduct our operations through an operating partnership, Global Signal Operating Partnership, L.P., or "Global Signal OP". We formed Global Signal OP in order to facilitate our use of the equity of Global Signal OP as acquisition currency, where appropriate. The operating partnership provides us with the ability to structure acquisitions on a tax-efficient basis through the issuance of limited partnership interests in our operating partnership as consideration for assets acquired, giving sellers the ability to defer some or all of the taxes otherwise payable upon a sale.

We are the special limited partner of Global Signal OP and our wholly-owned subsidiary, Global Signal GP LLC is the managing general partner of Global Signal OP. Global Signal Inc. holds 99% of the partnership interests and Global Signal GP LLC holds 1% of the partnership interests in Global Signal OP. As the managing general partner, Global Signal GP LLC has the exclusive power to manage and conduct the business of Global Signal OP.

The following is a summary of certain provisions in the partnership agreement of Global Signal OP. This summary is qualified by the specific language in the partnership agreement. You should refer to the partnership agreement, itself, which is an exhibit to the registration statement of which this prospectus is a part, for more detail.

Capital Contributions

We transferred the stock of substantially all of our subsidiaries to Global Signal OP. In addition, we will transfer substantially all of the net proceeds of this offering to Global Signal OP as a capital contribution; however, we will be deemed to have made capital contributions in the amount of the gross offering proceeds received from investors. Global Signal OP will be deemed to have simultaneously paid the selling commissions and other costs associated with this offering. If Global Signal OP requires additional funds at any time in excess of capital contributions made by us or from borrowing, we or Global Signal GP, the managing general partner, may borrow funds from a financial institution or other lender and lend such funds to Global Signal OP on the same terms and conditions as are applicable to the borrowing of such funds. The managing general partner may also cause Global Signal OP to borrow funds from third parties on such terms as the managing general partner determines appropriate. In addition, Global Signal GP, the managing general partner, is authorized to cause Global Signal OP to issue partnership interests for less than fair market value if it concludes in good faith that such issuance is in its best interest and the best interest of Global Signal OP.

Issuances of Additional Partnership Interests

The managing general partner has the ability to cause the operating partnership to issue additional units representing general and limited partnership interests. These additional units may include preferred limited partnership units with terms, provisions and rights that are preferential to those of the common units. In addition, the partnership agreement of Global Signal OP provides that we may issue additional shares of our common stock, preferred stock or convertible securities, so long as we contribute the proceeds of such issuance to our operating partnership in exchange for partnership interests or rights, options, warrants or convertible or exchangeable securities of our operating partnership having designations, preferences and other rights, so that the economic interests of our operating partnership's interests issued are substantially similar to the securities that we have issued. Accordingly, in connection with this offering, our operating partnership will issue to us an equivalent amount of common units that have substantially similar rights, preferences and other privileges as the common stock described in "Description of Capital Stock—Common Stock."

Operations

The partnership agreement of Global Signal OP provides that Global Signal OP is to be operated in a manner that enables us to satisfy the requirements for being classified as a REIT for tax purposes.

The partnership agreement provides that Global Signal OP will distribute cash flow from operations to the limited partners of Global Signal OP in accordance with their relative percentage interests on at least a quarterly basis in amounts determined by the managing general partner such that a holder of one unit of limited partnership interest in Global Signal OP will receive the same amount of annual cash flow distributions from Global Signal OP as the amount of annual dividends paid to the holder of one share of our common stock. Remaining cash from operations will be distributed to us as the special limited partner to enable us to make dividend distributions to our stockholders.

Similarly, the partnership agreement of Global Signal OP provides that taxable income will be allocated to the limited partners of Global Signal OP in accordance with their relative percentage interests such that a holder of one unit of limited partnership interest in Global Signal OP will be allocated taxable income for each taxable year in an amount equal to the amount of taxable income to be recognized by a holder of one share of our common stock, subject to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code and corresponding Treasury Regulations. Losses, if any, will generally be allocated among the partners in accordance with their respective percentage interests in Global Signal OP.

Upon the liquidation of Global Signal OP after payment of debts and obligations, any remaining assets of Global Signal OP will be distributed to partners with positive capital accounts in accordance with their respective positive capital account balances.

Exchange Rights

The limited partners of Global Signal OP have the right, beginning one year after they contribute property to the partnership, to cause Global Signal OP to redeem their limited partnership units for cash equal to the value of an equivalent number of shares of our common stock, or, at our option, one share of our common stock for each limited partnership unit redeemed. We will not be able to exercise our right to issue shares of our common stock, however, if such issuance would cause a violation of the ownership limit provisions in our amended and restated certificate of incorporation.

We and our wholly-owned subsidiary, Global Signal GP LLC, the managing general partner, cannot (1) voluntarily withdraw as the managing general partner of Global Signal OP or as the special limited partner of Global Signal OP, (2) engage in any merger, consolidation or other business combination, or (3) transfer the managing general partnership interest or special limited partnership interest in Global Signal OP (except to a wholly-owned subsidiary), unless the transaction in which such withdrawal, business combination or transfer occurs results in the limited partners receiving or having the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their exchange rights immediately prior to such transaction or unless, in the case of a merger or other business combination, the successor entity contributes substantially all of its assets to Global Signal OP in return for an interest in Global Signal OP and agrees to assume all obligations of the managing general partner of Global Signal OP and the special limited partner of Global Signal OP. We expect that we may also enter into a business combination or we may transfer the managing general partnership interest or the special limited partnership interest upon the receipt of the consent of a majority-in-interest of the limited partners of Global Signal OP. With certain exceptions, the limited partners other than the special limited partner, prior to the first anniversary of this agreement or of becoming a holder of partnership units, may not transfer their interests in Global Signal OP, in whole or in part, without the written consent of the managing general partner. Subsequently, the limited partners may transfer such interest only to an accredited investor as defined in Rule 501 of the Securities Act of 1933 as amended, and subject to certain other conditions as described in the agreement, including the special limited partner's right of first refusal. The special limited partner has the right to purchase the partnership units within ten days of receiving notice of the proposed transfer.

Amendments

The partnership agreement of Global Signal OP provides that the managing general partner of our operating partnership may not amend the partnership agreement without the consent of the holders of the majority of the limited partnership interest, except that without the consent of any limited partner the managing general partner may amend the agreement to:

•	add to the obligations or surrender the rights, of the managing general partner, under the agreement for the benefit of the limited partners,

•	reflect the issuance of additional partnership units or the admission, substitution, termination or withdrawal of partners in accordance with the partnership agreement,

•	reflect inconsequential changes, cure any ambiguity, correct or supplement any provision not inconsistent with law or another provision of the partnership agreement, or make other changes concerning matters under the agreement not otherwise inconsistent with the law or the agreement,

•	satisfy requirements or guidelines under federal or state law,

•	reflect changes that are reasonably necessary for us, as special limited partner, to satisfy the REIT requirements or reflect the transfer of partnership interests from us, as special limited partner, to a subsidiary of ours,

•	modify either or both of the manner in which items of net income or net loss are allocated, or the manner in which capital accounts are adjusted, computed or maintained, but only to the extent set forth in the operating partnership agreement in order to comply with the requirements of the Internal Revenue Code and the Treasury Regulations promulgated thereunder,

•	issue additional partnership interests in the operating partnership, or

•	modify the partnership in any way that is reasonably necessary for our business or operations or those of the partnership that does not violate the immediately succeeding paragraph.

The partnership agreement of Global Signal OP provides that the managing general partner may not, without the consent of each limited partner adversely affected, make any amendment to the operating partnership agreement that would (1) convert a limited partnership interest into a managing general partner interest or modify the limited liability of a limited partner, (2) alter the distribution rights or the allocations described in the agreement, or (3) modify the redemption rights.

Indemnification

The partnership agreement of Global Signal OP provides that neither we, as special limited partner, nor Global Signal GP LLC, as managing general partner, nor any of our directors and officers or the directors and officers of Global Signal GP are liable to the partnership or to any of its partners as a result of errors in judgment or mistakes of fact or law or of any act or omission, if we, Global Signal GP, our director or a officer or a director or our officer of Global Signal GP act in good faith.

In addition, the partnership agreement requires our operating partnership to indemnify and hold us, as special limited partner, and our directors, officers and any other person we designate, and Global Signal GP LLC, as managing general partner, and its directors, officers and any other person it designates from and against any and all claims arising from operations of the operating partnership in which any such indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that:

•	indemnitee acted with willful misconduct or a knowing violation of the law, or

•	the indemnitee actually received an improper personal benefit in violation or breach of any provision of the Partnership Agreement,

The partnership agreement provides that no indemnitee may subject any partner of our operating partnership to personal liability with respect to the indemnification obligation.

Term

Our operating partnership will continue in full force and effect indefinitely.

Tax Matters

Global Signal GP, as managing general partner, is the tax matters partner of our operating partnership, and we have the authority to make tax elections under the Internal Revenue Code on behalf of the partnership.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The Mortgage Loan

General.    Our wholly-owned and principal operating subsidiary, Pinnacle Towers LLC and its 13 direct and indirect subsidiaries are borrowers under a $418.0 million mortgage loan made on February 5, 2004. On that date, the mortgage loan was securitized, and is held by Global Signal Trust I, a New York common law trust, which issued pass-through certificates representing in the aggregate 100% of the beneficial interest in the mortgage loan. The pass-through certificates are held by various investors. Pinnacle Towers LLC and its subsidiaries are jointly and severally liable for repayment of the mortgage loan.

Security for the Mortgage Loan.    The mortgage loan is secured by, among other things, (1) mortgage liens on the borrowers' interests (fee, leasehold or easement) in more than 1,100 wireless communications sites, (2) a security interest in substantially all of the borrowers' personal property and fixtures and (3) a pledge of the capital stock (or equivalent equity interests) of each of the borrowers (including a pledge of the capital stock of Pinnacle Towers LLC from its direct parent, Global Signal Holdings II LLC).

Interest Rate.    The principal amount of the mortgage loan is divided into seven tranches, each having a different level of seniority. Interest accrues on each tranche at a fixed rate per annum. As of May 17, 2004, the weighted average interest rate on the various tranches was 5.0%.

Payment terms.    The borrowers are required to make monthly payments of principal and interest on the mortgage loan. The amount of principal due each month will initially be calculated based on a 25-year amortization schedule, with a final maturity date of January 2029. However, the loan documents impose material penalties if the borrowers fail to repay the mortgage loan on or prior to the monthly payment date in January 2009, including the following:

•	all cash flow in excess of amounts required to make debt service payments, to fund required reserves, to pay management fees and budgeted operating expenses and to make other payments required under the loan documents, referred to elsewhere in this prospectus as excess cash flow, will be applied to repayment of principal of the mortgage loan instead of being released to the borrowers;

•	additional interest will begin to accrue (but will not be payable until maturity or pay-off) on the principal balance of the mortgage loan at a rate per annum equal to the greater of 5% and a specified reset rate; and

•	the management of the borrowers' wireless communications sites may, at the election of the lender, be transferred from Global Signal Services LLC to an unrelated third party.

Debt Service Coverage Test/Cash Trap.    If the debt service coverage ratio, defined in the mortgage loan as the net cash flow for the sites for the immediately preceding twelve calendar month period divided by the amount of principal and interest that the borrowers will be required to pay over the succeeding twelve months on the mortgage loan, as of the end of any calendar quarter falls to 1.45 times or lower, then all excess cash flow will be deposited into a reserve account instead of being released to the borrower. The funds in the reserve account will not be released to the borrower unless the debt service coverage ratio exceeds 1.45 times for two consecutive calendar quarters. If the debt service coverage ratio falls below 1.20 times as of the end of any calendar quarter, then all funds on deposit in the reserve account will be applied to prepay the mortgage loan. As of March 31, 2004, our debt service coverage ratio was 3.34.

Voluntary Prepayment.    The borrowers may not prepay the mortgage loan in whole or in part at any time prior to the second anniversary of the closing date, except in limited circumstances (such as the occurrence of certain casualty and condemnation events relating to the wireless communications sites securing the mortgage loan). Thereafter, prepayment is permitted provided it is accompanied by any applicable prepayment consideration. If the prepayment occurs within three months of the January 2009 monthly payment date, no prepayment consideration is due.

Special Purpose Entities.    In connection with the mortgage loan, the organizational documents of the borrowers were amended to limit their purposes and to add provisions consistent with rating agency securitization criteria for special purpose entities, including the requirement that the borrowers maintain independent directors.

Certain Covenants.    The mortgage loan documents include covenants customary for mortgage loans subject to rated securitizations. Among other things, the borrowers are prohibited from incurring other indebtedness for borrowed money or further encumbering their assets. In addition, so long as the tangible assets of the borrowers represent at least 25% of the total tangible assets of Global Signal Inc., it will be an event of default under the mortgage loan if Global Signal Inc. incurs any unsecured indebtedness for borrowed money without confirmation from the rating agencies that rated the pass-through certificates that none of the ratings will be adversely affected.

Credit Facility

On September 23, 2003, a majority of our stockholders formed a new corporation, Pinnacle Towers Acquisition Holdings LLC ("Pinnacle Acquisition"), then known as Pinnacle Towers Acquisition Inc., to acquire and develop strategically located towers and other communications sites. Pinnacle Acquisition was initially funded through a $100.0 million committed credit facility, provided by Morgan Stanley. On February 6, 2004, we exercised our option with respect to all the outstanding common stock of Pinnacle Acquisition, and Pinnacle Acquisition became our wholly-owned subsidiary. See "Certain Relationships and Related Party Transactions — Pinnacle Towers Acquisition Holdings LLC." On February 6, 2004, we amended our $100.0 million credit facility with Morgan Stanley to, among other things, increase the commitment thereunder to $200.0 million including a $5.0 million working capital line and reduce the applicable margin for federal funds rate loans and LIBOR loans to 2.1175% and 2.50% respectively. We extended the maturity date to February 6, 2005, which will be further extended to October 1, 2005 upon consummation of the offering. In addition, we pledged 100% of our ownership interest in Pinnacle Acquisition and replaced Pinnacle Acquisition's former stockholders as guarantor under the credit facility. On May 12, 2004, we further amended the credit facility in connection with the implementation of the UPREIT operating partnership structure to, among other things, substitute Global Signal OP for Global Signal Inc. as the guarantor and the pledgor under the credit facility. In addition, upon consummation of this offering Global Signal OP will no longer be required to pledge its ownership interest in Pinnacle Towers Acquisition Holdings LLC. As of March 31, 2004, $28.2 million was drawn under the credit facility and $171.8 million remained available to fund future tower acquisitions, including $5.0 million as a working capital line of which $3.8 million was available. In addition to Global Signal OP's pledge of Pinnacle Acquisition stock, the credit facility is secured by substantially all of Pinnacle Acquisition's tangible and intangible assets and by a pledge of substantially all of the common stock of Global Signal held by our stockholders, until the consummation of this offering.

Borrowings under the credit facility are limited based on a borrowing base. The pledge of our stock by our stockholders will be released upon consummation of this offering. At such time the value of our stock will be removed as collateral for the credit facility and excluded from calculation of the borrowing base, and we will be required to make a payment to reduce the outstanding borrowings under the credit facility to 65% of the purchase price of acquisitions made using our credit facility. We estimate that based on the current outstanding borrowings and the assets securing the credit facility, a payment of $11.5 million will be required. We expect to repay the debt outstanding under our credit facility with the proceeds of this offering. Amounts repaid can not be reborrowed.

Borrowings under the credit facility bear interest, at our option, at either the federal funds rate plus 2.1175% per annum or LIBOR plus 2.50% per annum. The credit facility requires a commitment fee of $1.0 million of which one-half was paid during November 2003 and the balance was paid in April 2004. In addition, the credit facility requires an exit fee under certain circumstances.

Securitization

Our principal operating subsidiary, Pinnacle Towers LLC, then known as Pinnacle Towers Inc., and 13 of its direct and indirect subsidiaries are borrowers under a $418.0 million mortgage loan payable to a newly formed trust, made on February 5, 2004. The trust simultaneously issued $418.0 million in certificates with terms identical to the mortgage loan. The mortgage loan is secured by (1) mortgage liens on the borrowers' interests (fee, leasehold or easement) in more than 1,100 wireless communications sites, (2) a security interest in substantially all of the borrowers' personal property and fixtures and (3) a pledge of the capital stock (or equivalent equity interests) of each of the borrowers (including a pledge of the capital stock of Pinnacle Towers from its direct parent).

The principal amount of the mortgage loan is divided into seven tranches, each having a different level of seniority. Interest accrues on each tranche at a fixed rate per annum. As of May 17, 2004, the weighted average interest rate on the various tranches was approximately 5.0%.

The borrowers are required to make monthly payments of principal and interest on the mortgage loan of approximately $2.4 million. The amount of principal due each month will initially be calculated based on a 25-year amortization schedule, with a final maturity date of January 2029. However, the loan documents impose material penalties if the borrowers fail to repay the mortgage loan on or prior to the monthly payment date in January 2009, including the following: accruing additional interest, requiring all excess cash flow after the payment of principal, interest, reserves and expenses as defined to be applied to repay the loan and at the election of the lender, transferring servicing of the sites to an unrelated third party.

If the debt service coverage ratio, defined in the mortgage loan as the net cash flow for the sites for the immediately preceding twelve calendar month period divided by the amount of principal and interest that the borrowers will be required to pay over the succeeding twelve months on the mortgage loan, as of the end of any calendar quarter falls to 1.45 times or lower, then all excess cash flow will be deposited into a reserve account instead of being released to the borrowers. The funds in the reserve account will not be released to the borrowers unless the debt service coverage ratio exceeds 1.45 times for two consecutive calendar quarters. If the debt service coverage ratio falls below 1.20 times as of the end of any calendar quarter, then all funds on deposit in the reserve account along with future excess cash flows will be applied to prepay the mortgage loan. As of March 31, 2004, our debt service coverage ratio was 3.34.

The borrowers may not prepay the mortgage loan in whole or in part at any time prior to the second anniversary of the closing date, except in limited circumstances (such as the occurrence of certain casualty and condemnation events relating to the wireless communications sites securing the mortgage loan). Thereafter, prepayment is permitted provided it is accompanied by any applicable prepayment consideration. If the prepayment occurs within three months of the January 2009 monthly payment date, no prepayment consideration is due.

The mortgage loan documents include covenants customary for mortgage loans subject to rated securitizations. Among other things, the borrowers are prohibited from incurring other indebtedness for borrowed money or further encumbering their assets. In addition, so long as the tangible assets of the borrowers represent at least 25% of the total tangible assets of Global Signal Inc., it will be an event of default under the mortgage loan if Global Signal Inc. incurs any unsecured indebtedness for borrowed money without confirmation from the rating agencies that rated the pass-through certificates that none of the ratings will be adversely affected.

On December 11, 2003, in anticipation of the issuance of the Mortgage Loan, Pinnacle Towers entered into an interest rate swap agreement with Morgan Stanley as the counter party to hedge the variability of expected future interest payments under the Mortgage Loan. Under the swap agreement, Pinnacle Towers agreed to pay Morgan Stanley a fixed rate of 3.816% on a notional amount of $400.0 million for five years beginning in March 2004 in exchange for receiving floating payments based on three month LIBOR on the notional amount for the same five-year period. The swap, effective on December 11, 2003, required us to begin making monthly payments to the counter party equal to the difference between 3.816% and the then current three-month LIBOR rate, which was 1.13% on February 5, 2004, on the notional amount of $400.0 million. The swap was terminated in connection with the issuance of the mortgage loan at a cost to us of $6.2 million.

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has been no market for our common stock. Future sales in the public markets of substantial amounts of common stock could adversely affect the market prices prevailing from time to time for the common stock. It could also impair our ability to raise capital through future sales of equity securities.

As of May 17, 2004, we had 131 holders of our common stock. After completion of this offering, we will have 48,874,155 shares of common stock outstanding, assuming no exercise of the underwriters' overallotment option and no further exercise of outstanding warrants and options. All of the 7,000,000 shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any of the shares that are acquired by affiliates, as that term is defined in Rule 144 under the Securities Act.

Common Stock Subject to Options and Warrants

As of May 17, 2004, options to purchase 4,208,200 shares of common stock were issued and outstanding, 1,687,721 of which have vested and warrants to purchase 613,784 shares of common stock were issued and outstanding. In addition, FRIT PINN LLC, an affiliate of Fortress, and Greenhill, or affiliates of such entities, hold options to purchase an aggregate number of shares equal to 10% of the shares offered in this offering (700,000 shares of common stock or 805,000 if the underwriters exercise their overallotment option in full) with an exercise price equal to the offering price per share in this offering.

Eligibility for Resale

Substantially all of our shares of common stock outstanding prior to this offering are currently eligible for resale pursuant to Rule 144, subject to the volume and other limitations applicable to "affiliates" under Rule 144 and to the 120-day lock-up agreements described in "—Lock-up" below.

Substantially all of our outstanding shares of common stock were issued in connection with our reorganization. In connection with our reorganization, we issued 19,089,468 shares of common stock, including 616,066 shares of common stock issued upon the exercise of warrants, pursuant to an exemption from registration under the Securities Act and Section 1145 of the Bankruptcy Code, which are freely transferable except for 16,641,926 shares held by our affiliates. The remaining 22,526,598 shares of our common stock issued in connection with our reorganization were issued pursuant to an exemption from registration under the Securities Act by virtue of the exemption provided under Section 4(2) of the Securities Act and, accordingly, are restricted securities, as that term is defined in Rule 144 under the Securities Act.

Those shares that are restricted securities or that are held by our affiliates may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144, which is summarized below. On the first day following the consummation of this offering, our affiliates will hold 39,178,524 shares of our outstanding common stock, including 20,000 shares of common stock to be issued to certain of our directors, as described below, of which 22,536,598 shares are restricted securities and 16,641,926 shares are not restricted. An additional 238,089 shares of our outstanding common stock are "restricted securities" and are held by Mr. W. Scot Lloyd whose employment terminated on January 16, 2004 and Mr. Paul Nussbaum whose employment terminated on February 3, 2004, both of whom exercised stock options and are not affiliates. In addition, 192,924 shares of our common stock are restricted and are held by University of Minnesota Foundation which acquired the shares from Fortress in November 2002. Accordingly, 39,609,537 shares of our common stock, including 20,000 shares of common stock to be issued to certain of our directors, as described below are held by our affiliates or are restricted securities and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144, as described below.

The 39,178,524 shares of our common stock held by affiliates, including 20,000 shares of common stock to be issued to certain of our directors on the first day following the consummation of this offering are currently eligible for resale pursuant to Rule 144, subject only to the volume and other limitations for affiliates under Rule 144 and the 120-day lock-up agreements described in "Lock-up" below. The 238,089 shares of our common stock issued to Mr. W. Scot Lloyd and Mr. Paul Nussbaum pursuant to exercises of stock options granted to them under our stock option plan are eligible for resale beginning 90 days after the date of this prospectus pursuant to Rule 701, subject only to the manner-of-sale provisions of Rule 144. The 20,000 shares of common stock, in the aggregate, to be issued to Messers. Robert H. Gidel, Douglas L. Jacobs, Howard Rubin and Mark Whiting will be eligible for resale pursuant to Rule 144 beginning one year after the first day following the consummation of this offering.

Rule 144 Limitations

In general, Rule 144 provides that a person may sell within any three month period a number of shares that does not exceed the greater of:

•	1% of the total number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of notice on Form 144 with respect to the sale subject to a requirement that any "restricted" shares (which do not include any shares issued in our reorganization) have been beneficially owned for at least one year, including the holding period of any prior owner which was not an affiliate.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 subject to a requirement that any "restricted" shares (which do not include any shares issued in our reorganization) have been beneficially owned for at least two years, including the holding period of any prior owner which was not an affiliate.

Lock-up

We and our executive officers, directors and each of our stockholders holding 10% or more of our outstanding common stock have agreed with the underwriters that, subject to limited exceptions, for a period of 120 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of shares of common stock, or cause a registration statement covering any shares of common stock to be filed, without the prior written consent of the representatives. The 120-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 120-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 120-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 120-day period, the "lock-up" restrictions described above, subject to limited exceptions, will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

All participants in the directed share program described under "Underwriting" have also agreed to similar restrictions on their ability to sell their common stock.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our Omnibus Stock Incentive Plan may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the date of the prospectus, subject only to the manner-of-sale provisions of Rule 144, and (2) by affiliates, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

Amended and Restated Investor Agreement

General

We entered into the Amended and Restated Investor Agreement dated as of March 31, 2004, with Fortress Pinnacle Acquisition LLC, Greenhill, Abrams Capital Partners II, L.P. and certain of its related partnerships and their respective permitted and third party transferees to the extent that any investor collectively holds 5% of our issued and outstanding common stock (each a "Stockholder") in which we granted certain registration rights to the Stockholders and their affiliates. As of May 17, 2004, 39,158,524 shares of common stock held by Fortress Pinnacle Acquisition LLC, Greenhill Capital Partners L.P. and its related partnerships and Abrams Capital Partners II, L.P. and certain of its related partnerships are eligible for registration upon the consummation of the offering pursuant to the terms of the agreement and subject to the completion of the lock-up period described above. In addition, the 700,000 shares of common stock (805,000 if the underwriters exercise their overallotment option in full) issuable to FRIT PINN LLC, an affiliate of Fortress, and Greenhill, or affiliates of such entities upon exercise of the options held by them will also be eligible for registration on the same terms. See "Certain Relationships and Related Party Transactions—Amended and Restated Investor Agreement" for a summary of material provisions of the Amended and Restated Investor Agreement.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material federal income tax consequences relating to the acquisition, holding, and disposition of our common stock. For purposes of this section under the heading "Federal Income Tax Considerations," references to "Global Signal," "we," "our," and "us" mean only Global Signal Inc. and its predecessor, Pinnacle Holdings Inc., and not its subsidiaries, except as otherwise indicated. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the Internal Revenue Service (the "IRS"), and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed herein. This summary also assumes that we and our subsidiaries and affiliated entities will operate in accordance with our applicable organizational documents or partnership agreements. This discussion is for your general information only and is not tax advice. It does not purport to address all aspects of federal income taxation that may be relevant to you in light of your particular investment circumstances, or if you are a type of investor subject to special tax rules, such as:

•	an insurance company;

•	a financial institution or broker dealer;

•	a regulated investment company;

•	a holder who received our stock through the exercise of employee stock options or otherwise as compensation;

•	a person holding our stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment;

and, except to the extent discussed below:

•	a tax-exempt organization; and

•	a foreign investor.

This summary assumes that you will hold our common stock as a capital asset, which generally means as property held for investment.

The federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences of holding our common stock to any particular stockholder will depend on the stockholder's particular tax circumstances. You are urged to consult your tax advisor regarding the specific tax consequences (including the federal, state, local, and foreign tax consequences) to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Taxation of Global Signal

We elected to be taxed as a REIT, commencing with our initial taxable year ended December 31, 1995. We believe that we were organized and have operated in such a manner as to qualify for taxation as a REIT, and intend to continue to operate in such a manner.

The law firm of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden, Arps") has acted as our special tax counsel in connection with our initial public offering of Global Signal common stock. We expect to receive an opinion of Skadden, Arps to the effect that we are organized in conformity with the requirements for qualification as a REIT under the Code, and that our actual method of operation has enabled, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of Skadden, Arps is based on various assumptions relating to our organization and operation, and is conditioned upon representations and covenants made by our management regarding our organization, assets, and the past, present, and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Skadden, Arps or us that we will so qualify for any particular year. The opinion of Skadden, Arps also relies on various legal opinions issued by other counsel of ours and our predecessors, including the legal opinion of Holland & Knight LLP, which itself is based on various representations and covenants and is subject to various limitations, to the effect that we were taxable as a REIT on October 31, 2002. The opinions, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part, are expressed as of the date issued, and do not cover subsequent periods. The opinions of counsel impose no obligation on them to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual operating results, asset ownership, distribution levels, and diversity of stock ownership, various qualification requirements imposed on REITs by the Code, compliance with which will not be reviewed by tax counsel. In addition, our ability to qualify as a REIT depends in part on the operating results, organizational structure, and entity classification for federal income tax purposes of certain affiliated entities, the status of which may not have been reviewed by tax counsel. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under "— Requirements for Qualification — General." While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See "— Failure to Qualify."

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and therefore will not be subject to federal corporate income tax on our net income that is currently distributed to our stockholders. This deduction for dividends paid substantially eliminates the "double taxation" of corporate income at both the corporate and stockholder levels that generally results from an investment in a corporation. Thus, income generated by a REIT and distributed to its stockholders generally is taxed only at the stockholder level upon the distribution of that income.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "2003 Act"), recently enacted by Congress and signed by President Bush, reduces the rate at which individual stockholders are taxed on corporate dividends from a maximum of 38.6% (as ordinary income) to a maximum of 15% (the same as long-term capital gains) for the 2003 through 2008 tax years. With limited exceptions, however, dividends received by stockholders from us, or from other entities that are taxed as REITs, are generally not eligible for the reduced rates, and will continue to be taxed at rates applicable to ordinary income, which, pursuant to the 2003 Act, will be as high as 35% through 2010. See "Taxation of Stockholders — Taxation of Taxable Domestic Stockholders — Distributions."

Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See "Taxation of Stockholders."

If we qualify as a REIT, we will nonetheless be subject to federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

•	We may be subject to the "alternative minimum tax" on our items of tax preference, including any deductions of net operating losses.

•	If we earn net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a "prohibited transactions" 100% tax. We intend to conduct our operations so that no asset owned by us or our pass-through subsidiaries will be held for sale to customers, and that a sale of any such asset will not be in our ordinary course of our business. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the particular facts and circumstances. No assurance can be given that any property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as "foreclosure property," we may thereby avoid the 100% prohibited transactions tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%). We do not anticipate receiving any income from foreclosure property.

•	If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount based on the magnitude of the failure, adjusted to reflect the profit margin associated with our gross income.

•	If we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the required distribution over the sum of (a) the amounts actually distributed, plus (b) retained amounts on which income tax is paid at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT's stockholders, as described below in "— Requirements for Qualification — General."

•	A 100% tax may be imposed on some items of income and expense that are directly or constructively paid between a REIT and a taxable REIT subsidiary (as described below) if and to the extent that the IRS successfully adjusts the reported amounts of these items.

•	If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

•	We may have subsidiaries or own interests in other lower-tier entities that are subchapter C corporations, the earnings of which could be subject to federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, and other taxes on their assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification — General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include specified tax-exempt entities); and

(7)	which meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Our amended and restated certificate of incorporation provides restrictions regarding transfers of its shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above.

To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock in which the record holders are to disclose the actual owners of the shares, i.e., the persons required to include in gross income the dividends paid by us. A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure to comply with these record keeping requirements could subject us to monetary penalties. A stockholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests.    In the case of a REIT that is a partner in a partnership, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets, and to earn its proportionate share of the partnership's income for purposes of the asset and gross income tests applicable to REITs as described below. Similarly, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets, liabilities, and items of income of our future investment in the operating partnership will be treated as our assets, liabilities, and items of income for purposes of applying the REIT requirements described below. A summary of certain rules governing the federal income taxation of partnerships and their partners is provided below in "Tax Aspects of Investments in an Operating Partnership."

Disregarded Subsidiaries.    If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is disregarded for federal income tax purposes, and all assets, liabilities, and items of income, deduction, and credit of the subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a "taxable REIT subsidiary" as described below, that is wholly-owned by a REIT, or by one or more disregarded subsidiaries of the REIT, or by a combination of the two. Other entities that are wholly-owned by a REIT, including single member limited liability companies, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

In the event that a disregarded subsidiary of ours ceases to be wholly-owned — for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours — the subsidiary's separate existence would no longer be disregarded for federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See "— Asset Tests" and "— Income Tests."

Taxable Subsidiaries.    A REIT, in general, may jointly elect with subsidiary corporations, whether or not wholly-owned, to treat the subsidiary corporation as a taxable REIT subsidiary ("TRS") of the REIT. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate, and our ability to make distributions to our stockholders.

A parent REIT is not treated as holding the assets of a taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the parent REIT, and the REIT recognizes as income, the dividends, if any, that it receives from the subsidiary. This treatment can affect the income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent's compliance with the REIT requirements, such entities may be used by the parent REIT to indirectly undertake activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries (for example, activities that give rise to certain categories of income such as management fees or foreign currency gains).

Income Tests

In order to maintain our qualification as a REIT, we annually must satisfy two gross income requirements. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions," must be derived from investments relating to real property or mortgages on real property, including "rents from real property," dividends received from other REITs, interest income derived from mortgage loans secured by real property, and gains from the sale of real estate assets, as well as income from some kinds of temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, must be derived from some combination of such income from investments in real property (i.e., income that qualifies under the 75% income test described above), as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Rents received by us will qualify as "rents from real property" in satisfying the gross income requirements described above, only if several conditions, including the following, are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as "rents from real property" unless it constitutes 15% or less of the total rent received under the lease. We have reviewed our properties and have determined that rents attributable to personal property do not exceed 15% of the total rent with respect to any particular lease. Due to the specialized nature of our properties, however, there can be no assurance that the IRS will not assert that rent attributable to personal property with respect to a particular lease is greater than 15% of the total rent with respect to such lease. If the amount of any such non-qualifying income, together with other non-qualifying income, exceeds 5% of our taxable income, we may fail to qualify as a REIT. Moreover, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" from which the REIT derives no revenues. We and our affiliates are permitted, however, to perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, we and our affiliates may directly or indirectly provide non-customary services to tenants of our properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Furthermore, we are generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the REIT income requirements. In addition, we generally may not, and will not, charge rent that is based in whole or in part on the income or profits of any person, except for rents that are based on a percentage of the tenant's gross receipts or sales. Also, rental income will qualify as rents from real property only to the extent that we do not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the lessee's equity.

We may indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not under the 75% gross income test. Any dividends received by us from a REIT will be qualifying income in our hands for purposes of both the 95% and 75% income tests.

We believe that substantially all of our gross income will be treated for purposes of the REIT gross income tests as rents from real property (i.e. rents received by us from wireless providers in respect of leases that entitle such providers to mount transmission equipment on such towers). On July 18, 2000 the IRS issued a private letter ruling to one of our non-wholly owned corporate subsidiaries in which we now own a 100% interest. In that ruling, the IRS concluded that the entity's lease and license interests in certain rooftops constituted real estate assets for purposes of the REIT assets tests as described below, and that the income received by the entity in respect of subleases of tower space mounted on those rooftops represented rents from real property for purposes of the REIT gross income tests. It should be noted that this private letter ruling may only be relied upon by the entity to which it was issued and is not binding on the IRS as to the tax treatment of Global Signal or any other subsidiary of ours. Nonetheless, private letter rulings often reflect the current thinking of the IRS. We do not intend to seek an IRS ruling or opinion of counsel concerning the treatment of our tower lease income for purposes of the REIT income tests.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if our failure to meet these tests was due to reasonable cause and not due to willful neglect, we attach to our tax return a schedule of the sources of our income, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under "— Taxation of REITs in General," even where these relief provisions apply, a tax would be imposed based upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

We, at the close of each calendar quarter, must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, the term "real estate" assets includes interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and some kinds of mortgage backed securities and mortgage loans.

Second, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries, and the 10% value test does not apply to "straight debt" having specified characteristics. Fourth, the aggregate value of all securities of TRSs held by a REIT may not exceed 20% of the value of the REIT's total assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests, a REIT is treated as owning its share of the underlying assets of a subsidiary partnership, if a REIT holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests, unless it is a qualifying mortgage asset, satisfies the rules for "straight debt," or is sufficiently small so as not to otherwise cause an asset test violation. Similarly, although stock of another

REIT is a qualifying asset for purposes of the REIT asset tests, non-mortgage debt held by us that is issued by another REIT may not so qualify.

We believe that our holdings of assets comply, and will continue to comply, with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis. No independent appraisals have been obtained, however, to support our conclusions as to the value of our total assets, or the value of any particular security or securities. The IRS has ruled in a published revenue ruling that transmitting and receiving communications towers similar to those currently owned by us and which are built on pilings or foundations similar to those upon which our towers are built, as well as ancillary buildings, heating and air conditioning systems, constitute inherently permanent structures and are therefore regarded as real estate assets for purposes of the REIT asset tests. In addition, on July 18, 2000 the IRS issued a private letter ruling to one of our non-wholly owned corporate subsidiaries in which we now own a 100 percent interest. In that ruling, the IRS concluded that the entity's lease and license interests in certain rooftops constituted real estate assets for purposes of the REIT assets tests and that the income received by the entity in respect of subleases of tower space mounted on those rooftops represented rents from real property for purposes of the REIT gross income tests. It should be noted that this private letter ruling may only be relied upon by the entity to which it was issued and is not binding on the IRS as to our tax treatment or any other subsidiary of ours. Nonetheless, private letter rulings often reflect the current thinking of the IRS. We do not intend to seek an IRS ruling or an opinion of counsel as to the classification of our rooftop leases or our towers for purposes of the REIT asset tests. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers cause a violation of the REIT asset requirements.

If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT status if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(a)	the sum of

(1)	90% of our "REIT taxable income" (computed without regard to our deduction for dividends paid and net capital gains), and

(2)	90% of the net income, if any, (after tax) from foreclosure property (as described below), minus

(b)	the sum of specified items of noncash income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if they are declared in October, November, or December of the taxable year, are payable to stockholders of record on a specified date in any such month, and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each stockholder on December 31 of the year in which they are declared. In addition, a distribution for a taxable year may be declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such taxable year. In order for distributions to be counted for this purpose, and to give rise to a tax deduction by us, they must not be "preferential dividends." A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class, and is in accordance with the preferences among different classes of stock as set forth in our organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax paid by us. Stockholders of ours would then increase the adjusted basis of their Global Signal stock by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares. To the extent that a REIT has available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that it must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of stockholders, of any distributions that are actually made by the REIT, which are generally taxable to stockholders to the extent that the REIT has current or accumulated earnings and profits. See "Taxation of Stockholders — Taxation of Taxable Domestic Stockholders — Distributions."

If we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed and (b) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.

It is possible that we, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (1) the actual receipt of cash, including receipt of distributions from our subsidiaries, and (2) our inclusion of items in income for federal income tax purposes. Other sources of non-cash taxable income include real estate and securities that are financed through securitization structures, which require some or all of available cash flows to be used to service borrowings, loans held by us as assets that are issued at a discount and require the accrual of taxable economic interest in advance of its receipt in cash, loans on which the borrower is permitted to defer cash payments of interest, and distressed loans on which we may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property.

We may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our REIT status or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we are not a REIT would not be deductible by us, nor would they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, all distributions to stockholders that are individuals will generally be taxable at a rate of 15% (through 2008) pursuant to the 2003 Act, and, subject to limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Loss Carryovers

We have substantial net operating loss ("NOL") carryovers from prior taxable years. In connection with the consummation of our 2002 restructuring, we realized significant cancellation of indebtedness income, all of which was excluded from our gross income for federal income tax purposes. Under the Code, the amount of cancellation of indebtedness income so excluded substantially reduced our NOL carryovers accumulated prior to November 1, 2002. In addition, we expect that our depreciation deductions will be reduced for a period of five years after the date on which we received the capital investment from our new investors in the restructuring. Furthermore, our ability to utilize our NOLs to offset our future income has been limited significantly as a result of our restructuring. The effect of such reductions of, and limitations on our ability to utilize, our cumulative NOL carryovers and such reduction of our depreciation deductions will be either to reduce our future NOLs or to increase our REIT taxable income that must be distributed to our stockholders.

REITs generally pay little federal income tax because of the distribution requirements and the deduction for dividends paid to which REITs are generally entitled. A REIT's NOLs are not deductible by its stockholders, and, in general, do not affect the tax treatment to stockholders of distributions received from the REIT. If a REIT uses its NOLs to offset its taxable income and thus reduce its distribution requirements, it may nonetheless be subject to the alternative minimum tax because a portion of the deduction for NOLs is denied for that purpose.

If we undergo an "ownership change" within the meaning of the Code and the Treasury regulations, our ability to subsequently use our existing NOLs, and any other NOLs generated prior to the time of that ownership change, may be limited. In that case, the amount of the NOLs that we may use would generally be limited to the lower of our current NOL limitation, as discussed above, or the product of the value of our stock at the time of the ownership change multiplied by the long-term tax-exempt rate, which is a measure of interest rates on long-term tax-exempt bonds. To the extent our ability to use NOLs decreases, our REIT taxable income may increase. That increase may reduce the portion of our distributions that can be classified as a tax-free return of capital and, consequently, may increase the extent to which our distributions become taxable to our stockholders. See "— Taxation of Taxable Domestic Stockholders — Distributions" below. In general, an ownership change occurs if one or more large stockholders, known as "5% stockholders," including groups of stockholders that may be aggregated and treated as a single 5% stockholder, increase their aggregate percentage interest in us by more than 50 percentage points over their lowest ownership percentage during the preceding three-year period. Accordingly, no assurance can be given that an ownership change will not occur. Investors are therefore cautioned that our NOLs may not be available to us in their entirety and without limitation.

Foreign Investments

We and our subsidiaries currently hold and may acquire additional investments, and accordingly pay taxes, in foreign countries. Taxes paid by us in foreign jurisdictions may not be passed through to, or used by, our stockholders as a foreign tax credit or otherwise. Our foreign investments may also generate foreign currency gains and losses. Foreign currency gains are treated as income that does not qualify under the 95% or 75% income tests, unless certain technical requirements are met. No assurance can be given that these technical requirements will be met in the case of any foreign currency gains recognized by us directly or through pass-through subsidiaries, and will not adversely affect our ability to satisfy the REIT qualification requirements.

Hedging Transactions

We and our subsidiaries from time to time enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. To the extent that we or a pass-through subsidiary enters into such a contract to reduce interest rate risk on indebtedness incurred to acquire or carry real estate assets, any periodic income from the instrument, or gain from the disposition of it, would be qualifying income for purposes of the REIT 95% gross income test, but not for the 75% gross income test. To the extent that we hedge with other types of financial instruments or in other situations (for example, hedges against fluctuations in the value of foreign currencies), the resultant income will be treated as income that does not qualify under the 95% or 75% income tests unless certain technical requirements are met.

We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT income tests, and will not adversely affect our ability to satisfy the REIT qualification requirements.

Tax Aspects of Investments in an Operating Partnership

General

We currently hold our real estate assets through pass-through subsidiaries. In the future, we may consolidate our pass-through subsidiaries underneath a single "operating partnership." In general, a partnership is a "pass-through" entity that is not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction, and credit of a partnership, and are potentially subject to tax on these items, without regard to whether the partners receive a distribution from the partnership. Thus, we would include in our income our proportionate share of these partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we would include our proportionate share of the assets held by the operating partnership. Consequently, to the extent that we hold an equity interest in an operating partnership, the partnership's assets and operations may affect our ability to qualify as a REIT.

Entity Classification

Our investment in an operating partnership involves special tax considerations, including the possibility of a challenge by the IRS of the tax status of such partnership. If the IRS were to successfully treat an operating partnership as an association, as opposed to a partnership, for federal income tax purposes, the operating partnership would be taxable as a corporation and therefore could be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of our gross income would change and could preclude us from satisfying the REIT asset tests or the gross income tests as discussed in "Taxation of Global Signal — Asset Tests" and "— Income Tests," and in turn could prevent us from qualifying as a REIT. See "Taxation of Global Signal — Failure to Qualify," above, for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, any change in the status of an operating partnership for tax purposes could be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Partnership Properties

Under the Code and the Treasury regulations, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to an operating partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "book-tax difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. These rules may apply to a contribution of property by us to an operating partnership. To the extent that the operating partnership acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time at which the partnership holds appreciated (or depreciated) property, the Treasury regulations provide for a similar allocation of these items to the other (i.e. non-contributing) partners. These rules may apply to the contribution by us to the operating partnership of the cash proceeds received in offerings of our stock. As a result, partners, including us, could be allocated greater or lesser amounts of depreciation and taxable income in respect of the partnership's properties than would be the case if all of the partnership's assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership. This could cause us to recognize taxable income in excess of cash flow from the partnership, which might adversely affect our ability to comply with the REIT distribution requirements discussed above.

Taxation of Stockholders

Taxation of Taxable Domestic Stockholders

Distributions.    Provided that we qualify as a REIT, distributions made to our taxable domestic stockholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, dividends received from REITs are not eligible for taxation at the preferential income tax rates (15% maximum federal rate through 2008) for qualified dividends received by individuals from taxable C corporations pursuant to the 2003 Act. Stockholders that are individuals, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to (1) income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax), (2) dividends received by the REIT from TRSs or other taxable C corporations, or (3) income in the prior taxable year from the sales of "built-in gain" property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Distributions from us that are designated as capital gain dividends will generally be taxed to stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder has held its stock. A similar treatment will apply to long-term capital gains retained by us, to the extent that we elect the application of provisions of the Code that treat stockholders of a REIT as having received, for federal income tax purposes, undistributed capital gains of the REIT, while passing through to stockholders a corresponding credit for taxes paid by the REIT on such retained capital gains. Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2008) in the case of stockholders who are individuals, and 35% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions.

In determining the extent to which a distribution constitutes a dividend for tax purposes, our earnings and profits generally will be allocated first to distributions with respect to preferred stock, and then to common stock. If we have net capital gains and designates some or all of our distributions as capital gain dividends to that extent, the capital gain dividends will be allocated among different classes of stock in proportion to the allocation of earnings and profits as described above.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares in respect of which the distributions were made, but rather, will reduce the adjusted basis of these shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month will be treated as both paid by Global Signal and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.

Dispositions of Global Signal Stock.    In general, a domestic stockholder will realize gain or loss upon the sale, redemption, or other taxable disposition of our stock in an amount equal to the difference between the sum of the fair market value of any property received and the amount of cash received in such disposition, and the stockholder's adjusted tax basis in the stock at the time of the disposition. In general, a stockholder's tax basis will equal the stockholder's acquisition cost, increased by the excess of net capital gains deemed distributed to the stockholder (discussed above), less tax deemed paid on it, and reduced by returns of capital. In general, capital gains recognized by individuals upon the sale or disposition of shares of our stock will, pursuant to the 2003 Act, be subject to a maximum federal income tax rate of 15% (from May 6, 2003 through 2008) if our stock is held for more than 12 months, and will be taxed at ordinary income rates (of up to 35% through 2010) if our stock is held for 12 months or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of our stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these regulations are directed towards "tax shelters," they are written quite broadly and apply to transactions that would not typically be considered tax shelters. In addition, legislative proposals have been introduced in Congress, that, if enacted, would impose significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in the transactions involving us (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations.    Distributions made by us and gain arising from the sale or exchange by a domestic stockholder of our stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any "passive losses" against income or gain relating to our stock. Distributions made by us, to the extent they do not constitute return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Foreign Stockholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. holders of our stock. A "non-U.S. holder" is any person other than:

(a)	a citizen or resident of the United States;

(b)	a corporation or partnership created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

(c)	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

(d)	a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

The discussion is based on current law and is for general information only. The discussion addresses only selective and not all aspects of U.S. federal income and estate taxation.

Ordinary Dividends.    The portion of dividends received by non-U.S. holders payable out of our earnings and profits which are not attributable to our capital gains and which are not effectively connected with a U.S. trade or business of the non-U.S. holder will be subject to U.S. withholding tax at the rate of 30%, unless reduced by treaty.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. holder's investment in our stock is, or is treated as, effectively connected with the non-U.S. holder's conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions.    Unless our stock constitutes a U.S. real property interest (a "USRPI"), distributions by us which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions by us in excess of the sum of our earnings and profits plus the stockholder's basis in its Global Signal stock will be taxed under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (for example, an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder's share of our earnings and profits.

Capital Gain Dividends.    Under FIRPTA, a distribution made by us to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs held by us directly or through pass-through subsidiaries ("USRPI capital gains"), will be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of dividends to the extent the dividends constitute USRPI capital gains. Recently proposed legislation, if enacted, would modify the tax treatment of capital gain dividends distributed by REITs to non-U.S. holders. See "Other Tax Considerations — Legislative or Other Actions Affecting REITs." Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain if we held the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. holder from a REIT that are not USRPI capital gains are generally not subject to U.S. income or withholding tax.

Dispositions of Global Signal Stock.    Unless our stock constitutes a USRPI, a sale of the stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. The stock will be treated as a USRPI if 50% or more of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. Even if the foregoing test is met, our stock nonetheless will not constitute a USRPI if we are a "domestically-controlled REIT." A domestically-controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. We believe that we are, and we expect to continue to be, a domestically-controlled REIT and, therefore, the sale of our stock by a non-U.S. holder should not be subject to taxation under FIRPTA. Because our stock is publicly traded, however, no assurance can be given that we will be a domestically-controlled REIT.

In the event that we do not constitute a domestically-controlled REIT, a non-U.S. holder's sale of stock nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (1) the stock owned is of a class that is "regularly traded," as defined by applicable Treasury Department regulations, on an established securities market, and (2) the selling non-U.S. holder held 5% or less of our outstanding stock of that class at all times during a specified testing period.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (1) if the non-U.S. holder's investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

Estate Tax.    Global Signal stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

We will report to our domestic stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distribution to any stockholder who fails to certify their non-foreign status. Non-U.S. stockholders may be required to comply with applicable certification procedures to establish that they are not U.S. stockholders in order to avoid the application of such information reporting requirements and backup withholding.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). Provided that (1) a tax-exempt stockholder has not held our stock as "debt financed property" within the meaning of the Code (i.e. where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) our stock is not otherwise used in an unrelated trade or business, distributions from us and income from the sale of our stock should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI, if we are a "pension-held REIT." We will not be a pension-held REIT unless either (1) one pension trust owns more than 25% of the value of our stock, or (2) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock. Certain restrictions on ownership and transfer of our stock should generally prevent a tax-exempt entity from owning more than 10% of the value of our stock, or our becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign tax consequences of owning our stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The 2003 Act reduced the maximum tax rates at which individuals are taxed on capital gains from 20% to 15% (from May 6, 2003 through 2008) and on dividends payable by taxable C corporations from 38.6% to 15% (from January 1, 2003 through 2008). While gains from the sale of the stock of REITs are eligible for the reduced tax rates, dividends payable by REITs are not eligible for the reduced tax rates except in limited circumstances. See "Taxation of Stockholders — Taxation of Taxable Domestic

Stockholders — Distributions." As a result, dividends received from REITs generally will continue to be taxed at ordinary income rates (now at a maximum rate of 35% through 2010). The more favorable tax rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

Recently proposed legislation would modify the tax treatment of capital gain dividends distributed by REITs to foreign stockholders. See "Taxation of Stockholders — Taxation of Foreign Stockholders — Capital Gain Dividends." The proposed legislation would treat capital gain dividends received by a foreign stockholder in the same manner as ordinary income dividends, provided that (1) the capital gain dividends are received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the foreign stockholder does not own more than 5% of that class of stock at any time during the taxable year in which the capital gain dividends are received. The proposed legislation would apply to taxable years beginning after the date of enactment.

In addition, legislation proposed but not adopted in the 2003 Act sought to modify treatment of closely-held REITs, prohibiting ownership by any person of 50% or more, by total vote or value, of a REIT's stock. The provision contains an exemption for controlled entities that elected REIT status for the tax year including May 8, 2003 and had significant business assets or activities on that date. Were such legislation to be enacted, we would fall within this grandfather clause.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, or in what form, the proposals described above (or any other proposals affecting REITs or their stockholders) will be enacted. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in our securities.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. We own properties located in a number of jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. The state, local or foreign tax treatment of us and our stockholders may not conform to the federal income tax treatment discussed above. We will pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign property may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes incurred by us do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in stock or other securities of ours.

ERISA CONSIDERATIONS

A plan fiduciary considering an investment in the securities should consider, among other things, whether such an investment might constitute or give rise to a prohibited transaction under ERISA, the Internal Revenue Code or any substantially similar federal, state or local law. ERISA and the Internal Revenue Code impose restrictions on: (1) employee benefit plans as defined in Section 3(3) of ERISA that are subject to Title I of ERISA, (2) plans described in Section 4975(e)(1) of the Internal Revenue Code, that are subject to Section 4975 of the Internal Revenue Code, including retirement accounts and Keogh Plans, (3) entities whose underlying assets include plan assets by reason of a plan's investment in such entities (each of (1), (2) and (3), a "Plan"), and (4) persons who have certain specified relationships to a Plan described as "parties in interest" under ERISA and "disqualified persons" under the tax code.

Regulation Under ERISA and the Tax Code

ERISA imposes certain duties on persons who are fiduciaries of a Plan. Under ERISA, any person who exercises any authority or control over the management or disposition of a Plan's assets is considered to be a fiduciary of that Plan. Both ERISA and the Internal Revenue Code prohibit certain transactions involving "plan assets" between a Plan and parties in interest or disqualified persons. Violations of these rules may result in the imposition of an excise tax or penalty.

The term "plan assets" is not defined by ERISA or the Internal Revenue Code. However, a Plan's assets may be deemed to include an interest in the underlying assets of an entity if the Plan acquires an "equity interest" in such an entity such as the shares. In that event, the operations of such an entity could result in a prohibited transaction under ERISA and the Internal Revenue Code.

Regulation Issued by the Department of Labor

The Department of Labor issued a regulation that provides exceptions to this rule. Under this regulation, if a plan acquires a "publicly-offered security," the issuer of the security is not deemed to hold plan assets. A publicly-offered security is a security that:

•	is freely transferable;

•	is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another; and

is either:

•	part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act; or

•	sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities of which such security is part is registered under the Exchange Act within the requisite time.

The Shares of Common Stock as "Publicly-Offered Securities"

It is anticipated that the shares of common stock being offered hereby will meet the criteria of publicly-offered securities. Although no assurances can be given, the Underwriters expect that:

•	there will be no restrictions imposed on the transfer of interests in the shares of common stock;

•	shares of common stock will be held by at least 100 independent investors at the conclusion of the offering; and

•	the shares of common stock will be sold as part of an offering pursuant to an effective registration statement under the Securities Act and will be timely registered under the Exchange Act.

Exemptions to Prohibited Transactions

If the shares of common stock fail to meet the criteria of publicly-offered securities, our assets may be deemed to include assets of Plans that are stockholders. In that event, transactions involving our assets and parties in interest or disqualified persons with respect to such Plans might be prohibited under ERISA and the Internal Revenue Code unless a statutory or administrative exemption exists and the Plan satisfies all conditions for such exemptive relief.

There are five class exemptions issued by the Department of Labor that could apply in the event of a prohibited transaction. These Department of Labor Prohibited Transaction Class Exemptions apply to:

•	certain transactions involving independent qualified professional asset managers (PTE 84-14);

•	certain transactions involving bank collective investment funds (PTE 91-38);

•	certain transactions involving insurance company pooled separate accounts (PTE 90-1);

•	certain transactions involving insurance company general accounts (PTE 95-60); and

•	certain transactions involving in-house asset managers (PTE 96-23).

However, there is no assurance that these exemptions or any other exemption will apply, even if all of the conditions specified therein are satisfied.

Special Considerations for Insurance Companies

An insurance company considering an investment should consider whether its general account may be deemed to include assets of the Plans investing in the general account, for example, through the purchase of an annuity contract. In John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank, 510 U.S. 86 (1993), the United States Supreme Court held that assets held in an insurance company's general account may be deemed to be plan assets under certain circumstances. In that event, the insurance company might be treated as a party in interest under such Plans. However, PTE 95-60 may exempt some or all of the transactions that could occur as the result of the acquisition of the common stock by an insurance company general account. Therefore, insurance company investors should analyze whether John Hancock and PTE 95-60 or any other exemption may have an impact with respect to their purchase of the common stock.

In addition, regulations were issued pursuant to Section 401(c) of ERISA relating to the status of the assets of insurance company general accounts under ERISA and Section 4975 of the Internal Revenue Code with respect to insurance policies issued on or before December 31, 1998 that are supported by an insurer's general account. As a result of these regulations, assets of an insurance company general account will not be treated as "plan assets" for purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Internal Revenue Code to the extent such assets relate to contracts issued to employee benefit plans on or before December 31, 1998 and the insurer satisfies various conditions. The plan asset status of insurance company separate accounts is unaffected by Section 401(c) of ERISA, and separate account assets continue to be treated as the plan assets of any such Plan invested in a separate account.

General Investment Considerations

Prospective fiduciaries of a Plan considering the purchase of common stock should consult with their legal advisors concerning the impact of ERISA and the Internal Revenue Code and the potential consequences of making an investment in the shares of common stock with respect to their specific circumstances. Each Plan fiduciary should take into account, among other considerations:

•	whether the fiduciary has the authority to make the investment;

•	the composition of the Plan's portfolio with respect to diversification by type of asset;

•	the Plan's funding objectives;

•	the tax effects of the investment;

•	whether the assets of the trust which are represented by such interests would be considered plan assets; and

•	whether, under the general fiduciary standards of investment prudence and diversification an investment in the shares of common stock is appropriate for the Plan taking into account the overall investment policy of the plan and the composition of the plan's investment portfolio.

Certain employee benefit plans, such as governmental plans and certain church plans are not subject to the provisions of Title I of ERISA and Section 4975 of the Internal Revenue Code. Accordingly, assets of such Plans may be invested in the common stock without regard to the ERISA considerations described here, subject to the provisions of any other applicable federal and state law. It should be noted that any such plan that is qualified and exempt from taxation under the tax code is subject to the prohibited transaction rules set forth in the tax code.

UNDERWRITING

We intend to offer the shares of common stock being sold in this offering through the underwriters. Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Lehman Brothers Inc. and Raymond James & Associates, Inc. are acting as representatives of the underwriters named below. Morgan Stanley & Co. Incorporated and Banc of America Securities LLC are acting as joint book running managers, Lehman Brothers Inc. is acting as a joint lead manager and Raymond James & Associates, Inc. is acting as a co-manager. Subject to the terms and conditions described in a underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Lehman Brothers Inc.
Raymond James & Associates, Inc.

Total

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If any underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We will agree to indemnify the underwriters against various liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters have reserved for sale, at the initial public offering price, up to 700,000 shares of common stock for our officers and directors and their families, and other persons associated with us who express an interest in purchasing these shares of common stock in this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

Commissions and Discounts

The representatives have advised us that the underwriters initially propose to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                    per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                   per share to other dealers. After this offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of the overallotment option.

	Per Share	Without Option	With Option
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

The expenses of the offering, not including underwriting discounts and commissions, are estimated at $2.2 million and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 1,050,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

We and our executive officers, directors and each of our stockholders holding 10% or more of our outstanding common stock have agreed with the underwriters that, subject to limited exceptions, for a period of 120 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of shares of common stock, or cause a registration statement covering any shares of common stock to be filed, without the prior written consent of the representatives. The 120-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 120-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 120-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 120-day period, the "lock-up" restrictions described above, subject to limited exceptions, will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol "GSL." In order to meet the requirements for listing on the NYSE, the underwriters have undertaken that the shares will be sold to ensure that the NYSE distribution standards are met.

Prior to this offering and since our emergence from bankruptcy on November 1, 2002, there has been no public market for the shares of our common stock. The initial public offering price has been negotiated between the representatives and us. The material factors considered in determining the initial public offering price of our common stock, in addition to prevailing market conditions, were:

•	our historical performance and capital structure;

•	estimates of our business potential and earning prospects;

•	an overall assessment of our management; and

•	the above factors in relation to market valuation of companies in related businesses.

An active trading market for the shares may not develop. It is also possible that after the offering, the shares of our common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares of our common stock in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, the Securities and Exchange Commission's rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in our common stock in connection with this offering that is, if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of our common stock to stabilize its price or to reduce a short position may cause the price of our common stock to be higher than it might be in the absence of those purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters' short position or to stabilize the price of those shares, it may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Prospectus

A prospectus in electronic format may be made available on the websites maintained by one or more of the representatives and may also be made available on the websites maintained by other underwriters and the representatives and other underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Relationships

An affiliate of Morgan Stanley & Co. Incorporated is the Initial Lender under our credit facility. We expect to use approximately $33.2 million of the proceeds of this offering to repay the debt outstanding under this facility. Morgan Stanley & Co. Incorporated was sole lead manager and bookrunner, and Banc of America Securities LLC was co-manager, of our securitization transaction. An affiliate of Morgan Stanley & Co. Incorporated is the counterparty to the interest rate swaps we entered into on December 11, 2003 and March 26, 2004. An affiliate of Banc of America Securities LLC was the Administrative Agent under our old credit facility. These entities receive and received normal and customary fees for these services.

Qualified Independent Underwriter

An affiliate of Morgan Stanley & Co. Incorporated may receive more than 10% of the proceeds of the offering. If Rule 2710(c)(8) of the Conduct Rules of the NASD, Inc., or the NASD Conduct Rules, were applicable to this offering Morgan Stanley & Co. Incorporated could be deemed to have a "conflict of interest" under such rule and the initial public offering price could be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. Because we are a real estate investment trust Rule 2710(c)(8) does not apply to this offering. Nonetheless, this offering will be made as if Rule 2720 of the NASD Conduct Rules were applicable. Accordingly, Banc of America Securities LLC has assumed the responsibilities of acting as a qualified independent underwriter and will recommend a price in compliance with the requirements of Rule 2720. Banc of America Securities LLC, in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. Banc of America Securities LLC will receive no compensation for acting in this capacity; however, we have agreed to indemnify Banc of America Securities LLC for acting as a qualified independent underwriter against specified liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, and for the underwriters by Davis Polk & Wardwell, New York, New York. Certain partners of Skadden, Arps, Slate, Meagher & Flom LLP and their respective family members hold an aggregate of less than 1.0% of our outstanding shares of common stock after giving effect to the offering.

EXPERTS

The consolidated financial statements and schedules of Global Signal Inc. at December 31, 2003 and 2002, and for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002, and the year ended December 31, 2001, and the statement of revenue and certain expenses of Tower Ventures for the year ended December 31, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their reports thereon appearing elsewhere in this prospectus, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-11 with the Securities and Exchange Commission relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the Commission at the Commission's public reference room in Washington, D.C. at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the Commission. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: Global Signal Inc., 301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232, (941) 364-8886.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, as amended, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the Commission. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We will report our financial statements on a year ended December 31. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent certified public accountants and with quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

INDEX TO FINANCIAL STATEMENTS
GLOBAL SIGNAL INC.

Financial Statements and Schedules

Page
Pro Forma Condensed Consolidated Financial Statements (unaudited):
Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2004 (unaudited)	F-2
Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2003 (unaudited)	F-3
Pro Forma Condensed Consolidated Statement of Operations for the three months ended March 31, 2004 (unaudited)	F-4
Notes to the Pro Forma Condensed Consolidated Financial Statements (unaudited)	F-5

Consolidated Financial Statements:
Report of Independent Certified Public Accountants	F-9
Consolidated Balance Sheets at December 31, 2003 and 2002	F-10
Consolidated Statements of Operations for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002 and the year ended December 31, 2001	F-11
Consolidated Statement of Stockholders' Equity for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002 and the year ended December 31, 2001	F-12
Consolidated Statements of Cash Flows for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002 and the year ended December 31, 2001	F-13
Notes to Consolidated Financial Statements	F-14

Condensed Consolidated Interim Financial Statements (unaudited):
Condensed Consolidated Balance Sheets as of December 31, 2003 and March 31, 2004 (unaudited)	F-44
Condensed Consolidated Statements of Operations for the three months ended March 31, 2003 and 2004 (unaudited)	F-45
Condensed Consolidated Statement of Stockholders' Equity for the three months ended March 31, 2003 (unaudited)	F-46
Condensed Consolidated Statement of Stockholders' Equity for the three months ended March 31, 2004 (unaudited)	F-47
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2003 and 2004 (unaudited)	F-48
Notes to Unaudited Condensed Consolidated Interim Financial Statements	F-49

Financial Statement of Tower Ventures:
Report of Independent Certified Public Accountants	F-59
Statements of Revenue and Certain Expenses for the year ended December 31, 2003 and the three months ended March 31, 2004 (unaudited)	F-60
Notes to Statements of Revenue and Certain Expenses	F-61

Schedules:
Report of Independent Certified Public Accountants on Schedules	F-63
Schedule I—Condensed Financial Information of Registrant	F-64
Schedule II—Valuation and Qualifying Accounts and Reserves	F-68

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited condensed consolidated balance sheet is presented on a pro forma as adjusted basis to reflect this offering and the application of a portion of the net proceeds of the offering to repay the outstanding borrowings under our credit facility and to fund the Tower Ventures acquisition as if it had occurred on March 31, 2004. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2003 and the three months ended March 31, 2004 are presented on a pro forma basis to reflect the issuance of the $418.0 million mortgage loan on February 5, 2004; the application of a portion of the mortgage loan net proceeds to repay the $234.4 million of then outstanding borrowings under our old credit facility, and on a pro forma as adjusted basis to reflect this offering of 7,000,000 shares of common stock at an assumed price of $17.00 per share, the mid-point of the range shown on the cover of this prospectus, the application of a portion of the net proceeds of this offering to repay the outstanding borrowings under our credit facility and to fund the Tower Ventures acquisition as if all had occurred on January 1, 2003 and January 1, 2004 for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively.

The pro forma condensed consolidated financial statements should be read in conjunction with our consolidated financial statements, including the notes thereto, the Tower Ventures' statement of revenue and certain expenses including the notes thereto, and our condensed consolidated interim financial statements including the notes thereto each included elsewhere in this prospectus. The pro forma condensed consolidated financial statements do not purport to represent our financial position or the results of operations that would actually have occurred assuming the completion of this offering and the mortgage loan issuance had occurred as of the dates indicated; nor do they purport to project our financial position or results of operations as of any future date or for any future period.

Pro Forma Condensed Consolidated Balance Sheet (Unaudited)
March 31, 2004
(in thousands)

	Historical March 31, 2004 (A)	The Offering (B)		Tower Ventures Acquisition (C)		Pro Forma As Adjusted March 31, 2004
Assets
Current assets:
Cash and cash equivalents	$25,321	$53,000	B1	$(53,000)	C1	$25,321
Accounts receivable, prepaid expenses and other current assets	8,485	(1,000)	B2	—		7,485
Total current assets	33,806	52,000		(53,000)		32,806
Restricted cash	11,971	22,346	B3	—		34,317
Fixed assets, net	358,928	—		50,200	C2	409,128
Land	—	—		120	C2	120
Intangible assets, net	124,584	—		2,796	C2	127,380
Deferred debt issuance costs, net	15,703	—		—		15,703
Other assets	5,305	—		—		5,305
	$550,297	$74,346		$116		$624,759
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued expenses	$17,387	$(1,000)	B2	$—		16,387
Dividends payable	13,079	—		—		13,079
Deferred revenue	13,118	—		—		13,118
Interest rate swap liabilities	117	—		—		117
Current portion of long-term debt and mortgage loan	36,473	(33,154)	B4	—		3,319
Total current liabilities	80,174	(34,154)		—		46,020
Long-term debt, less current portion	411,382	—		—		411,382
Other liabilities	5,654	—		116	C2	5,770
Total liabilities	497,210	(34,154)		116		463,172
Minority interest in subsidiary	826	—		—		826
Stockholders' equity:
Common stock	412	70	B5	—		482
Additional paid-in capital	56,824	106,897	B5	—		165,254
		1,533	B6
Accumulated other comprehensive loss	(4,975)	—		—		(4,975)
Retained earnings	—	—		—		—
	52,261	108,500		—		160,761
	$550,297	$74,346		$116		$624,759

Pro Forma Condensed Consolidated Statement of Operations (Unaudited)
Year ended December 31, 2003
(in thousands except per share data)

	Historical Year Ended December 31, 2003 (AA)	Mortgage Loan Issuance (BB)		Pro Forma Year Ended December 31, 2003	The Offering (CC)		Tower Ventures Acquisition (DD)		Pro Forma As Adjusted Year Ended December 31, 2003
Revenues	$169,233	$—		$169,233	$—		$4,460	DD1	$173,693
Direct site operating expenses (excluding depreciation, amortization and accretion)	56,343	—		56,343	—		1,190	DD1	57,533
Gross margin	112,890	—		112,890	—		3,270		116,160
Other expenses:
Selling, general and administrative (excluding non-cash stock-based compensation expense for services of $1,479)	26,926	—		26,926	—		—		26,926
State franchise, excise and minimum taxes	848	—		848	—		—		848
Depreciation, amortization and accretion	44,496	—		44,496	—		3,539	DD2	48,035
Non-cash stock based compensation expense for services	1,479	—		1,479	—		—		1,479
	73,749	—		73,749	—		3,539		77,288
Income (loss) from operations	39,141	—		39,141	—		(269)		38,872

Interest expense, net	20,352	4,546	BB1	24,898	(109)	CC1	—		24,789
Loss on early extinguishment of debt	—	8,449	BB2	8,449	—		—		8,449
Minority interest in net loss of subsidiary	16	—		16	—		—		16
Income (loss) before income tax benefit (expense)	18,773	(12,995)		5,778	109		(269)		5,618
Income tax benefit	665	—		665	—		—		665
Income (loss) from continuing operations	$19,438	$(12,995)		$6,443	$109		$(269)		$6,283
Basic income from continuing operations per share attributable to common stockholders	$0.47								$0.11
Diluted income from continuing operations per share attributable to common stockholders	$0.47								$0.11
Weighted average number of shares of common stock outstanding:
Basic	41,000								57,051
Diluted	41,112								57,163

Pro Forma Condensed Consolidated Statement of Operations (Unaudited)
Three months ended March 31, 2004
(in thousands except per share data)

	Historical Three Months Ended March 31, 2004 (EE)	Mortgage Loan Issuance (FF)		Pro Forma Three Months Ended March 31, 2004	The Offering (GG)	Tower Ventures Acquisition (HH)		Pro Forma As Adjusted Three Months Ended March 31, 2004
Revenues	$43,574	$—		$43,574	$—	$1,200	HH1	$44,774
Direct site operating expenses (excluding depreciation, amortization and accretion)	13,485	—		13,485	—	322	HH1	13,807

Gross margin	30,089	—		30,089	—	878		30,967
Other expenses:
Selling, general and administrative (excluding non-cash stock-based compensation expense for services of $2,604)	6,559	—		6,559	—	—		6,559
State franchise, excise and minimum taxes	172	—		172	—	—		172
Depreciation, amortization and accretion	11,838	—		11,838	—	885	HH2	12,723
Non-cash stock-based compensation expense for services	2,604	—		2,604	—	—		2,604
	21,173	—		21,173	—	885		22,058
Income from operations	8,916	—		8,916	—	(7)		8,909

Interest expense, net	6,090	734	FF1	6,824	(599)	—		6,225
Loss on early extinguishment of debt	8,449	—		8,449	—	—		8,449
Minority interest in net loss of subsidiary	9	—		9	—	—		9
Income (loss) before income tax benefit (expense)	(5,632)	(734)		(6,366)	599	(7)		(5,774)
Income tax expense	(11)	—		(11)	—	—		(11)
Income (loss) from continuing operations	$(5,643)	$(734)		$(6,377)	$599	$(7)		$(5,785)
Basic loss from continuing operations per share attributable to common stockholders	$(0.14)							$(0.10)
Diluted loss from continuing operations per share attributable to common stockholders	$(0.14)							$(0.10)
Weighted average number of shares of common stock outstanding:
Basic	41,058							57,109
Diluted	41,058							57,109

Notes to Pro Forma Condensed Consolidated Financial Statements (Unaudited)
(in thousands except per share data)

1.	Adjustments to the Pro Forma Condensed Consolidated Balance Sheet

A.	Reflects our condensed consolidated balance sheet as of March 31, 2004, derived from the unaudited financial statements included herein.

B.	Reflects the Offering

Sale of 7,000,000 shares of common stock for $17.00 per share, the mid-point of the range shown on the cover of this prospectus in this offering, excluding any shares issued pursuant to the overallotment.

B1.	Cash and cash equivalents

Proceeds from equity issuance		$119,000
Less costs associated with this offering		(10,500)
Net cash proceeds		108,500
Non-cash offering costs (stock options granted to Fortress and Greenhill in exchange for services provided in connection with this offering)	$(1,533)
Net proceeds	$106,967
Pay down portion of credit facility		(33,154)
Restricted cash - see adjusted B3 below		(22,346)
Net cash remaining from offering before Tower Ventures acquisition as described in adjustment C1		$53,000

B2.	Reflects the payment of $1.0 million of accrued offering costs, incurred at March 31, 2004.

B3.	Additional intended uses of proceeds, which will not be consummated concurrent with the offering and hence are not included in the accompanying pro forma adjustments:

Estimated amount to finance the acquisition of land we currently lease underneath 19 of our sites	$2,115
Estimated repayment of Pinnacle Towers Limited term loan	1,015
Estimated purchase of remaining minority interest in Pinnacle Towers Limited	1,200
Estimated costs of acquisition and implementation of software systems	3,800
Estimated amount for future acquisitions of communications sites	14,216
Restricted cash	$22,346

This cash is only restricted by our stated intentions to use it as described in the offering, however there are no legal agreements of such. Because the anticipated uses primarily relate to long-term assets, we believe it is appropriate to exclude the cash from current assets.

B4.	Reflects $33.2 million repayment of the expected outstanding borrowings under the credit facility.

B5.	Reflects the gross proceeds of the equity issuance totaling $119.0 million representing 7,000,000 shares of common stock at the mid-point of the range shown on the cover of this prospectus, $17.00 per share, with a par value of $0.01 less estimated issuance costs of $12.0 million ($10.5 million of offering costs to be satisfied with cash and $1.5 million of non-cash offering costs comprised of the fair value of stock options granted to Fortress and Greenhill (assuming the underwriters do not exercise their overallotment option) to compensate them for their successful efforts in assisting us in raising capital in this offering, using the Black-Scholes method).

B6.	Reflects the fair value of stock options granted to Fortress and Greenhill to purchase in aggregate, a number of shares of common stock equal to 10% of the shares offered hereby, assumed to be 700,000 shares of common stock (assuming the underwriters do not exercise their overallotment option), at the offering price assumed to be the mid-point of the range shown on the cover of this prospectus, $17.00 per share, to compensate them for their successful efforts in raising capital in this offering, using the Black-Scholes method.

C.	Reflects the Tower Ventures acquistion

C1.	Reflects the $53.0 million purchase of Tower Ventures including $1.0 million in estimated fees and direct third party costs.

C2.	Reflects the preliminary allocation of the Tower Ventures purchase price.

		Amount	Estimated Life
Purchase price allocation:
Fixed assets		$50,200	15 years
Land		120	N/A
Intangible assets:
Lease origination value	$120		11 years
Lease absorption value	2,676		16 years
Total intangible assets		2,796
Total assets		53,116
Asset retirement obligation		(116)	23 years
Total		$53,000

2.	Adjustments to the Pro Forma Condensed Consolidated Statements of Operations

AA.	Reflects our condensed consolidated statement of operations for the year ended December 31, 2003, derived from the audited financial statements included herein.

BB.	Reflects the mortgage loan issuance

BB1.	Reflects the net increase in interest expense related to the issuance of the mortgage loan on February 5, 2004 as detailed below:

Interest expense relating to mortgage loan using weighted average interest rate of approximately 5%	$20,650
Amortization of deferred debt issuance costs of $14.9 million, relating to the mortgage loan using the effective interest method	2,873
Amortization of swap termination costs of $6.2 million, using the effective interest method	1,208
Interest expense relating to the old credit facility	(15,456)
Amortization of deferred debt issuance costs relating to the old credit facility, using the effective interest method	(4,729)
$4,546

BB2.	Reflects the write-off of the unamortized deferred financing costs of $8.4 million on the old credit facility.

CC.	Reflects the Offering

CC1.	Reflects reduced interest expense of $0.1 million from the $33.2 million repayment of outstanding borrowings under the credit facility (at 3.6%) from a portion of the proceeds of the equity issuance.

DD.	Reflects the Tower Ventures acquisition

DD1.	Reflects revenues and direct site operating costs of Tower Ventures which will be acquired with a portion of the net proceeds from the offering. These amounts were derived from the audited statements of revenue and certain expenses included elsewhere herein.

DD2.	Reflects depreciation, amortization and accretion on the assets acquired as part of the Tower Ventures acquisition based on a purchase price of $53.0 million including estimated expenses.

		Amount	Estimated Life	Annual Expense
Telecommunications tower assets		$50,200	15 years	$3,347
Land		120	N/A
Intangible assets:
Lease origination value	$120		11 years	11
Lease absorption value	2,676		16 years	167
Total intangible assets		2,796		178
Total assets		53,116
Asset retirement obligation		(116)	23 years	14
Total		$53,000
Total depreciation, amortization and accretion				$3,539

EE.	Reflects our condensed consolidated statement of operations for the three months ended March 31, 2004, derived from the unaudited financial statements included herein.

FF.	Reflects the mortgage loan issuance.

FF1.	Reflects the net increase in interest expense related to the issuance of the mortgage loan on February 5, 2004 as detailed below.

Interest expense relating to mortgage loan using weighted average interest rate of approximately 5%	$1,955
Amortization of deferred debt issuance costs of $14.9 million, relating to the mortgage loan using the effective interest method	330
Amortization of swap costs of $6.2 million, using the effective interest method	162
Interest expense relating to the old credit facility	(1,323)
Amortization of deferred debt issuance costs relating to the old credit facility, using the effective interest method	(390)
$734

GG.	Reflects the Offering

GG1.	Reflects reduced interest expense of $0.6 million from the $33.2 million repayment of outstanding borrowings under the credit facility (at 3.6%) from a portion of the proceeds of the equity issuance.

HH.	Reflects the Tower Ventures acquisition

HH1.	Reflects revenues and direct site operating costs of Tower Ventures which will be acquired with a portion of the net proceeds from the offering. These amounts were derived from the Tower Ventures' unaudited statement of revenues and certain expenses included elsewhere herein.

HH2.	Reflects depreciation, amortization and accretion on the assets acquired as part of Tower Ventures based on a purchase price of $53.0 million including estimated expenses.

		Amount	Estimated Life	Three- Months' Expense
Telecommunications tower assets		$50,200	15 years	$837
Land		120	N/A
Intangible assets:
Lease origination value	$120		11 years	3
Lease absorption value	2,676		16 years	42
Total intangible assets		2,796		45
Total assets		53,116
Asset retirement obligation		(116)	23 years	3
Total purchase price allocation		$53,000
Total depreciation, amortization and accretion				$885

3.    Pro Forma Income (Loss) Per Share

Shares used to calculate unaudited pro forma basic and diluted net income (loss) from continuing operations per share were adjusted to add 16,051,000 shares as follows: (1) 7,000,000 shares of common stock assumed to be issued in this offering, (2) 20,000 shares to be issued to certain directors pursuant to the directors compensation package immediately following the completion of this offering and (3) 9,031,088 shares of common stock as required under Staff Accounting Bulletin Topic 1:B:3 to reflect the number of shares which would have to be issued to replace the capital dividends paid to our stockholders in excess of accumulated earnings. The number of shares included under Staff Accounting Bulletin Topic 1:B:3 is equal to the sum of the $142.2 million special dividend paid on February 5, 2004 plus $11.3 million of our April 22, 2004 dividend representing the portion of that dividend in excess of our accumulated earnings to date divided by an assumed offering price of $17.00 per share of our common stock, the mid-point of the range on the cover of this prospectus.

Details of the calculation follow (in thousands):

	Year ended December 31, 2003
	Historical	Adjustments	Pro Forma
Weighted average number of shares of common stock outstanding - basic	41,000	16,051	57,051
Dilution from options and warrants	112	—	112
Weighted average number of shares of common stock outstanding - diluted	41,112	16,051	57,163

	Three months ended March 31, 2004
	Historical	Adjustments	Pro Forma
Weighted average number of shares of common stock outstanding - basic	41,058	16,051	57,109
Dilution from options and warrants	—	—	—
Weighted average number of shares of common stock outstanding - diluted	41,058	16,051	57,109

Report of Independent Certified Public Accountants

Stockholders and Board of Directors of Global Signal Inc.

We have audited the accompanying consolidated balance sheets of Global Signal Inc. and subsidiaries ("the Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002 and the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Signal Inc. and subsidiaries at December 31, 2003, and 2002, and the consolidated results of their operations and their cash flows for the year ended December 31, 2003, the two month period ended December 31, 2002, the ten month period ended October 31, 2002 and the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As more fully described in Note 3 – Reorganization and Emergence from Chapter 11, to the consolidated financial statements, effective November 1, 2002, the Bankruptcy Court confirmed the Company's plan of reorganization and the Company emerged from protection under Chapter 11 of the U.S. Bankruptcy Code. In accordance with AICPA Statement of Position No. 90-7, the Company adopted fresh start accounting whereby its assets, liabilities, and new capital structure were adjusted to reflect estimated fair values as of November 1, 2002. As a result, the consolidated financial statements for the periods beginning November 1, 2002 reflect the Successor Company's new basis of accounting and are not comparable to the Predecessor Company's pre-reorganization consolidated financial statements.

As more fully described in Note 2 – Summary of Significant Accounting Policies and Basis of Presentation, to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" effective January 1, 2002.

/s/ Ernst & Young LLP

Tampa, Florida
February 13, 2004,
    except for Note 19
    for which the date is
    April 27, 2004

GLOBAL SIGNAL INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	Successor Company
	December 31, 2002	December 31, 2003	As Adjusted December 31, 2003 (see Note 2)
Assets
Current assets:
Cash and cash equivalents	$4,350	$9,661	$12,718
Accounts receivable, less allowance for doubtful accounts of $5,088 and $1,303, respectively	6,086	987	987
Prepaid expenses and other current assets	5,005	6,919	6,919
Assets held for sale, net of accumulated depreciation of $48 and $0, respectively	2,762	—	—
Total current assets	18,203	17,567	20,624
Restricted cash	254	—	4,640
Fixed assets, net of accumulated depreciation of $4,341 and $30,604, respectively	351,960	362,231	362,231
Intangible assets:
Leasehold interests, net of accumulated amortization of $803 and $5,318 respectively	18,471	12,916	12,916
Lease absorption value, net of accumulated amortization of $2,146 and $15,012 respectively	125,135	114,049	114,049
Other intangible assets, net of accumulated amortization of $0 and $250 respectively	2,662	2,485	2,485
Deferred debt issuance costs, net of accumulated amortization of $778 and $5,517, respectively	13,096	11,227	17,368
Other assets	864	4,565	4,565
	$530,645	$525,040	$538,878
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$2,557	$2,086	$2,086
Accrued expenses	16,546	14,169	14,169
Deferred revenue	11,808	10,857	10,857
Interest rate swap liabilities	6,475	1,970	—
Current portion of long-term debt	21,737	6,535	6,535
Total current liabilities	59,123	35,617	33,647
Long-term debt, less current portion	256,107	257,716	441,270
Other liabilities	7,237	5,437	5,437
Total liabilities	322,467	298,770	480,354
Minority interest in subsidiary	801	817	817
Stockholders' equity:
Preferred Stock, $.01 par value, 20,000,000 shares authorized; No shares issued or outstanding at December 31, 2002 and 2003	—	—	—
Common Stock, $.01 par value, 100,000,000 shares authorized; 41,000,000 shares issued and outstanding at December 31, 2002 and 2003	410	410	410
Additional paid-in capital	204,590	206,089	62,635
Accumulated other comprehensive gain (loss)	326	(1,133)	(5,338)
Retained earnings	2,051	20,087	—
	207,377	225,453	57,707
	$530,645	$525,040	$538,878

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

GLOBAL SIGNAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
Revenues	$178,020	$140,646	$28,285	$169,233
Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion)	67,259	48,060	9,361	56,343
Gross margin	110,761	92,586	18,924	112,890
Other expenses:
Selling, general and administrative (excluding $0, $0, $0, and $1,479 of non-cash stock-based compensation expense for services)	47,898	27,496	4,818	26,926
State franchise, excise and minimum taxes	1,877	1,671	331	848
Depreciation, amortization and accretion	119,337	74,175	7,512	44,496
Non-cash stock-based compensation expense for services	—	—	—	1,479
Unsuccessful debt restructuring costs	1,702	—	—	—
Impairment loss on assets held for sale	46,592	1,018	—	—
Impairment loss on assets held for use	246,780	4,541	—	—
Reorganization costs	—	59,124	—	—
	464,186	168,025	12,661	73,749
Operating income (loss)	(353,425)	(75,439)	6,263	39,141
Interest expense, net	88,731	45,720	3,989	20,352
Gain on extinguishment of debt	—	(404,838)	—	—
Foreign currency translation loss (gain)	132	(555)	137	—
Minority interest in net loss (net income) of subsidiary	(245)	22	(1)	16
Income (loss) from continuing operations before income tax	(442,043)	284,212	2,138	18,773
Income tax benefit (expense)	6,630	5,195	(19)	665
Income (loss) from continuing operations	(435,413)	289,407	2,119	19,438
Loss from discontinued operations	(7,145)	(33,157)	(66)	(1,100)
Income (loss) before gain (loss) on sale of property	(442,558)	256,250	2,053	18,338
Loss on sale of properties	(5,644)	(78)	(2)	(302)
Net income (loss)	$(448,202)	$256,172	$2,051	$18,036
Basic and diluted income (loss) per share of common stock:
Income (loss) from continuing operations	$(8.99)	$5.95	$0.05	$0.47
Income (loss) from discontinued operations	$(0.15)	$(0.68)	$0.00	$(0.03)
Net income (loss)	$(9.25)	$5.27	$0.05	$0.44
Weighted average number of shares of common stock outstanding	48,431	48,573	41,000	41,000

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

GLOBAL SIGNAL INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share data)

	Common Stock		Additional Paid in Capital	Comprehensive Income (Loss)	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Stockholders' Equity
	Shares	Amount
Predecessor Company balance at December 31, 2000	48,430,593	$48	$773,240		$(238,782)	$(403)	$534,103
Comprehensive loss:
Net loss				$(448,202)	(448,202)		(448,202)
Cumulative effect of change in accounting for derivative financial instruments				(4,002)		(4,002)	(4,002)
Currency translation adjustment				574		574	574
Amortization of cumulative other comprehensive income				1,334		1,334	1,334
Comprehensive loss				$(450,296)
Repurchase of common stock			(9)				(9)
Predecessor Company balance at December 31, 2001	48,430,593	48	773,231		(686,984)	(2,497)	83,798
Comprehensive loss:
Net income				$256,172	256,172		256,172
Currency translation adjustment				(171)		(171)	(171)
Amortization of cumulative other comprehensive income				2,668		2,668	2,668
Comprehensive income				$258,669
Conversion of convertible notes	158,851		12,450				12,450
Recapitalization and fresh-start adjustments:
Cancel old shares of common stock	(48,589,444)	(48)	(785,681)				(785,729)
Issuance of new shares of common stock	41,000,000	410	204,590				205,000
Fresh start adjustments					430,812		430,812
Predecessor Company balance at October 31, 2002	41,000,000	410	204,590		—	—	205,000
Comprehensive income:
Net income (two months - successor company)				$2,051	2,051		2,051
Currency translation adjustment				326		326	326
Comprehensive income				$2,377

Successor Company balance at December 31, 2002	41,000,000	410	204,590		2,051	326	207,377
Comprehensive income:
Net income				$18,036	18,036		18,036
Currency translation adjustment				511		511	511
Change in fair value of derivative financial instrument				(1,970)		(1,970)	(1,970)
Comprehensive income				$16,577
Non-cash compensation			1,479				1,479
Pinnacle Towers Acquisition Inc.'s issuance of shares of common stock for acquisition			20				20
Successor Company balance at December 31, 2003	41,000,000	$410	$206,089		$20,087	$(1,133)	$225,453

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

GLOBAL SIGNAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
Cash flows from operating activities:
Net income (loss)	$(448,202)	$256,172	$2,051	$18,036
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, amortization and accretion	119,337	74,175	7,512	44,496
Amortization of original issue discount and debt issuance costs	30,495	13,263	778	4,737
Deferred tax benefit	(6,992)	(5,768)	(70)	(669)
Provision for doubtful accounts	11,761	6,733	686	1,452
Non-cash stock-based compensation expense for services	—	—	—	1,479
Disposal of fixed assets	5,644	84	—	(31)
Impairment loss on capitalized acquisitions and construction costs	2,972	1,848	—	—
Impairment loss on assets held for use	246,780	4,541	—	—
Impairment loss on assets held for sale	46,592	1,436	—	—
Unsuccessful debt restructuring costs	1,702	—	—	—
Minority share of net loss of subsidiary	(245)	22	—	16
Reorganization items, net	—	21,239	—	—
Gain from extinguishment of debt	—	(404,838)	—	—
Non-cash items reported in discontinued operations (primarily depreciation and impairment charges)	11,384	34,264	48	1,062
Change in value of derivative financial instruments	10,191	5,136	258	212
(Increase) decrease in:
Cash held in escrow	(7,091)	6,838	1	254
Accounts receivable	(2,601)	(3,628)	626	3,647
Prepaid expenses and other current assets	(562)	3,432	3,151	(1,914)
Other assets	(3,467)	(1,410)	(674)	(3,701)
Increase (decrease) in:
Accounts payable	(510)	(1,304)	(574)	(471)
Accrued expenses	89	10,001	(10,731)	(8,027)
Deferred revenue	9,754	(8,316)	3,574	(951)
Other liabilities	94	6,949	557	(409)
Net cash provided by operating activities	27,125	20,869	7,193	59,218
Cash flows from investing activities:
Payments made in connection with acquisitions:
Fixed assets	(20,335)	(116)	—	(29,527)
Leasehold interests	(437)	(4)	—	—
Capital expenditures:
Fixed assets	(28,787)	(9,273)	(762)	(8,544)
Payments made in connection with intangible assets	—	—	—	(24)
Proceeds from the sale of fixed assets	22,375	5,473	35	1,914
Net cash used in investing activities	(27,184)	(3,920)	(727)	(36,181)
Cash flows from financing activities:
Borrowings under long-term debt	5,250	22,237	—	29,026
Repayment of long-term debt	(32,781)	(126,853)	(9,626)	(44,042)
Repayment of liabilities subject to compromise	—	(115,000)	—	—
Debt issuance costs	(4,847)	(7,486)	—	(2,844)
Proceeds from issuance of common stock, net	(9)	205,000	—	20
Minority interest in subsidiary	700	—	—	—
Net cash used in financing activities	(31,687)	(22,102)	(9,626)	(17,840)
Effect of exchange rate changes on cash	700	(652)	128	114
Net increase (decrease) in cash and cash equivalents	(31,046)	(5,805)	(3,032)	5,311
Cash and cash equivalents, beginning of period	44,233	13,187	7,382	4,350
Cash and cash equivalents, end of period	$13,187	$7,382	$4,350	$9,661
Supplemental disclosure of cash flows:
Cash paid for interest	$51,425	$27,385	$8,734	$22,470
Non-cash transactions:
Interest swap liability recorded to other comprehensive income, net	$2,668	$(2,668)	$—	$1,970
Issuance of common stock for debt	$—	$97,959	$—	$—

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Global Signal Inc.

Notes to Consolidated Financial Statements

1.    Nature of Business

The accompanying consolidated financial statements reflect the financial position, results of operations and cash flows of Global Signal Inc. and its subsidiaries. Global Signal Inc., formerly Pinnacle Holdings Inc., owns, leases and manages communications towers and other sites to providers of wireless communications and broadcast services, such as personal communications services ("PCS"), cellular, paging, mobile radio, enhanced specialized mobile radio ("ESMR"), wireless data transmission and radio and television broadcasting and to operators of private networks such as Federal, state and local government agencies.

Unless otherwise noted, "we," "us," "our" or "Global Signal" refers to Global Signal Inc. and its wholly owned consolidated subsidiaries including Pinnacle Towers Inc., Pinnacle Towers Canada Inc., Coverage Plus Antenna Systems, Inc., Pinnacle Towers III Inc., Pinnacle Towers IV Inc., Pinnacle Towers V Inc., and Tower Systems, Inc. as well as its 91% interest in Pinnacle Towers Limited. All significant intercompany balances and transactions have been eliminated.

As described more fully in Note 5, Pinnacle Towers Acquisition Inc. ("PTA") and all of its subsidiaries, merged into Global Signal on February 6, 2004. Due to 99% common control of both Global Signal and PTA since PTA's formation on September 23, 2003, the merger was accounted for in a manner similar to a pooling of interests. Therefore, the financial statements of PTA have been included in these financial statements of Global Signal beginning September 23, 2003.

2.    Summary of Significant Accounting Policies and Basis of Presentation

Basis of Presentation

As further discussed in Note 3, we filed for bankruptcy under Chapter 11 in May 2002 and emerged on November 1, 2002. Due to the reorganization and implementation of fresh start accounting, the consolidated financial statements for the Successor Company (period starting November 1, 2002) are not comparable to those of the Predecessor Company.

The "as adjusted" balance sheet at December 31, 2003 reflects the following transactions which occurred on February 5, 2004 and are discussed in more detail in Notes 11 and 12 to the financial statements:

•	issuance of $418.0 million mortgage loan,

•	capitalization of the associated debt issuance costs of $14.7 million,

•	termination of the December 2003 swap at a cost of $6.2 million,

•	repayment of the then outstanding borrowings under the old credit facility of $234.4 million,

•	write-off of unamortized deferred debt issuance costs associated with the old credit facility of $8.5 million,

•	payment of a $142.2 million special distribution to the our stockholders,

•	establishment of a $4.6 million imposition reserve which was required to be escrowed for taxes, insurance and rents under the mortgage loan,

•	a balance of $15.9 million of cash available from the net proceeds of the mortgage loan issuance to fund future operations, and

•	payment of an ordinary dividend of $12.8 million to our stockholders.

Segment Reporting

The Company has determined that it operates in one segment, as defined in Statement of Financial Accounting Standard ("SFAS") No. 131, Disclosures about Segments of an Enterprise and Related

Information. All of our wireless communications towers and other communications sites offer essentially the same service to tenants. Therefore, our chief decision maker uses site-specific information to allocate resources and make strategic and operational decisions. Our towers and sites are geographically dispersed across all 50 of the United States and the District of Columbia, and to a lesser extent in Canada and the United Kingdom. However, our foreign operations represent less than 5% of our revenues. See "Concentration of Credit Risk" elsewhere in Note 2 for additional information about our one customer, Arch Wireless Inc., which exceeded 10% of our revenues.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and the disclosure for contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results may vary from estimates used and such variances could be material.

Principles of Consolidation

The consolidated financial statements include the accounts of all majority-owned subsidiaries. All inter-company accounts, transactions and profits are eliminated. We have not consolidated the financial statements of the Global Signal Trust I (the Trust) described more fully in Note 5 because we do not have any equity ownership interest in the Trust, we are not its primary decision makers, and are not the primary beneficiary with respect to expected income or losses.

Cash and Cash Equivalents

We consider all highly liquid temporary cash investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Restricted Cash

As of December 31, 2002, we had restricted cash of approximately $0.3 million. These escrowed funds related to a mechanic's lien on a wire line telephony co-location facility located in St. Louis, Missouri, which we sold in 2001. During 2003 a settlement was reached that relieved the entire amount leaving no restricted cash at December 31, 2003 on a historical basis.

Accounts Receivable

Our accounts receivable are generally unsecured as we require no collateral. We establish a general reserve in addition to a specific reserve for receivables with known collection doubts due to circumstances such as payment history, poor liquidity or bankruptcy. Collection doubts are primarily identified using an analysis of aged receivables based on invoice due dates and monitoring customers' status using publicly available information. Items that are deemed un-collectible are written off against the allowance for doubtful accounts. Interest charged on overdue receivables is recognized when collected and has not been material.

Concentration of Credit Risk

Substantially all of our accounts receivable are with national and local wireless communications providers along with Federal, state, local government agencies and operators of private wireless networks.

Sales to our largest customer, Arch Wireless, Inc., accounted for 11.2% of revenue for the year ended December 31, 2003, 11.5% of revenue for the two months ended December 31, 2002, 13.0% of tenant revenue for the ten months ended October 31, 2002, and 13.6% for the year ended December 31, 2001. Prior to Arch's emergence from Chapter 11 protection under the U.S. Bankruptcy Code in May 2002, we renegotiated a new three-year master antenna site lease with Arch. No other customer represented over 10.0% of our revenue for the periods presented. Our single largest receivable balance as of December 31, 2003 is $0.4 million due from a two-way wireless data network service provider. In addition, some of our customers have filed Chapter 11 petitions in the U.S. Bankruptcy Courts. However, we have provided an allowance based on our best estimates of amounts that will not ultimately be collected.

Fixed Assets

Fixed assets are stated at cost less impairment losses if any, except for those assets owned at November 1, 2002, which were revalued and recorded at reorganization value (which approximates fair value) in accordance with fresh start accounting. (See Note 3 – Reorganization and Emergence from Chapter 11). Betterments, renewals and extraordinary repairs, which increase the value or extend the life of the asset, are capitalized. Repairs and maintenance costs are expensed as incurred. Fixed assets are depreciated using the straight-line method over the estimated useful lives of the assets. Equipment held under capital leases is amortized on a straight-line basis over the term of the lease or the remaining life of the leased property, whichever is shorter, and the related amortization is included with depreciation expense.

Depreciation expense from continuing operations for the year ended December 31, 2003, the two months ended December 31, 2002, ten months ended October 31, 2002 and the year ended December 31, 2001 was $26.1 million, $4.4 million, $57.3 million and $83.4 million, respectively. In connection with the application of fresh start accounting, we revalued our fixed assets downward by $471.8 million to reflect the fair values of the assets as of our emergence from bankruptcy.

Leasehold Interests

Leasehold interests represent our interest as a lessee in various rooftops and other leased telecommunications sites and are stated at cost except those existing at November 1, 2002, which were revalued in accordance with fresh start accounting. Leasehold interests are being amortized over four years, using the straight line method. (See Note 3 – Reorganization and Emergence from Chapter 11).

Amortization expense on leasehold interests from continuing operations for the year ended December 31, 2003, the two months ended December 31, 2002, ten months ended October 31, 2002 and the year ended December 31, 2001 was $4.9 million, $0.8 million, $16.9 million and $35.9 million, respectively.

Lease Absorption Value

Lease absorption value, recorded in connection with our implementation of fresh start accounting and other tower asset acquisitions, represents the value attributable to in-place leases. This intangible represents the lease rentals which the Company would have foregone during the period of time required to attract a new tenant lease for each of the tenant leases in-place at the date of the Company's fresh start accounting or acquisitions. The lease absorption value is being amortized over 16 years, the estimated remaining contractual terms of the in-place leases and their expected renewals, in an accelerated manner consistent with the lease revenues associated with those leases and expected renewals.

Historically over 90% of our tenants exercised their renewal rights as provided in the terms of their leases and we incur no additional costs related to the renewals, therefore we have considered the expected renewal periods when establishing our lease absorption value and associated amortization period. Our accelerated amortization method was calculated using the tenant lease commencement dates and the expected renewals and expirations on a type of technology basis.

Amortization expense on lease absorption value from continuing operations for the year ended December 31, 2003 and the two months ended December 31, 2002 was $12.9 million and $2.1 million, respectively.

Other Intangible Assets

Lease origination value, recorded in connection with our implementation of fresh start accounting and other tower asset acquisitions, represents the value associated with "cost avoidance" of acquiring an in-place lease and was determined based on our estimate of the incremental cost to replace these leases, namely sales commissions. Similar costs incurred prior to and subsequent to fresh start accounting are expensed because the amounts are not material to our statements of operations. This intangible is being amortized using the straight line method over 16 years, the estimated remaining contractual terms of the in-place leases and their expected renewals.

Our only other intangible asset recorded on the balance sheet is a trademark purchased in 2003.

Amortization expense on other intangible assets from continuing operations for the year ended December 31, 2003 was $0.2 million, there was no amortization expense for the two months ended December 31, 2002.

Asset Retirement Obligations

Effective with our emergence from Chapter 11, we adopted SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses the accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated retirement costs and requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. On November 1, 2002 we recorded an asset retirement obligation of $5.3 million for our estimated future obligation to dismantle towers on leased land sites using discounted cash flows of expected dismantling costs. We used a discount factor of 13% and an annual dismantling cost inflation factor of 2.5%. If our estimates regarding the future costs to dismantle these sites had increased by 10% the original liability recorded would have increased by $0.5 million or 10.0%.

Our original asset retirement obligation of $5.3 million was increased by accretion expense of $0.2 million in the two months ended December 31, 2002 resulting in a balance at December 31, 2002 of $5.5 million. During 2003 we recorded an additional asset retirement obligation of $0.1 million in connection with our purchase of 67 telecommunication tower assets as well as accretion expense of $0.4 million. In 2003 we revised our estimate of dismantling costs and reduced the obligation and the tower assets by $1.3 million. The asset retirement obligation balance at December 31, 2003 is $4.7 million, which is the net present value of our expected future cash outlays of approximately $42 million.

Impairment of Long-lived Assets

Effective January 1, 2002, we adopted SFAS No. 144, Accounting For The Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying value. Any impairment loss is measured by comparing the fair value of the asset to its carrying value. We evaluate the profitability of our sites as part of the ongoing operations of our business. Prior to 2002, we followed SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which was similar in its requirements for evaluating and recognizing impairment losses.

As prescribed by SFAS No. 144, we evaluate the recoverability of fixed assets and definite-life intangible assets annually and whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related asset may be less than previously anticipated. If the net book value of the related asset exceeds the undiscounted future cash flows of the asset, the carrying amount is reduced to the present value of its expected future cash flows and an impairment loss recognized.

Other Assets

Other assets include deferred tenant lease receivables on multi-year tenant leases recorded in connection with straight-line revenue recognition under SFAS No. 13, Accounting for Leases, deposits from tenants, and employee advances.

Fair Value of Financial Instruments

Cash and cash equivalents, receivables and accounts payable are reflected in our balance sheets at their carrying values, which approximate their fair values at December 31, 2003 and 2002, due to their short maturity. We consider our variable rate financial instruments, primarily derivatives and long term debt, to be representative of current market interest rates and, accordingly, the recorded amounts also approximate fair market value.

Derivatives

We adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, on January 1, 2001 and now recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company designates the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. During the periods presented, the Company has only entered into derivatives which are interest rate swap agreements that effectively convert a portion of the Company's current or anticipated variable-rate debt to a fixed-rate basis, thus reducing the impact of interest-rate changes on future interest expense. For derivatives that do not meet the criteria for hedge accounting, changes in fair value are immediately recognized in earnings. For those derivatives that qualify for hedge accounting, the effective portion of the gain or loss on the hedge instruments is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Foreign Currency Translation

All asset and liability accounts of our international operations, which are based in Canada and the United Kingdom, are translated into U.S. dollars at current rates. Revenue, costs and expenses are translated at the average currency rate which prevailed during the fiscal period. We have no activities in any hyperinflationary economies. In general, gains and losses resulting from foreign currency transactions are included in income currently. In accordance with SFAS No. 52, Foreign Currency Translation long-term translation differences in the intercompany accounts are excluded from net income and are recorded as other comprehensive income, a component of stockholders' equity. Gains and losses resulting from translation of financial statements are also excluded from net income and are recorded as other comprehensive income, a component of stockholders' equity.

Revenue Recognition

We generate revenue by leasing space on communications sites we own and which we manage for others. In almost all instances we are the lessor under our tenant leases. Revenue is recorded in the month in which it is earned. Revenue from lease arrangements with our tenants on communications sites that have fixed-rate escalation clauses are recognized on a straight-line basis over the contractual life of the related lease agreements. Amounts recognized in months before being billed to our tenants due to straight lining are included in other assets. As a part of fresh start accounting, this asset was revalued considering only the remaining payments from leases in effect at November 1, 2002.

Revenue from management contracts for sites owned by other third parties is recognized on a gross basis as earned to the extent the management contract requires us to lease directly with the tenants on those towers because the tenant views us as the primary obligor to fulfill the terms of the lease, and on a net basis to the extent we only earn a fee based on percentage of revenue or revenues collected. Fee based revenues are not material.

We further evaluate our revenue recognition and defer any revenue if the following criteria are not met: persuasive evidence of an arrangement exists, payment is not contingent upon other performance or other obligations, the price is fixed or determinable and collectibility is reasonably assured. Rental amounts received in advance of the month earned are recorded as deferred revenue.

Interest Expense

We record interest expense on various debt obligations and include the amortization of deferred debt issuance costs and original issue discount in interest expense. The table below details the components of net interest expense as presented on the consolidated statements of operations.

	(in thousands)
	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
Interest on long-term debt	$44,302	$25,055	$3,014	$15,782
Interest rate swap — May 2000 Swap	14,778	7,805	257	212
Amortization of original issue discount	27,368	11,319	—	—
Amortization of deferred debt issuance costs	3,126	1,944	778	4,737
Less: Capitalized interest	(843)	(403)	(60)	(379)
	$88,731	$45,720	$3,989	$20,352

Deferred Financing Costs

We amortize deferred financing costs using the effective interest method over the expected term of the debt instrument and record such amortization as interest expense. Amortization of annual commitment fees for unused portions of available borrowings are also recorded as interest expense.

Income Taxes

We have elected to be taxed as a real estate investment trust ("REIT") under Sections 856-860 of the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, we and our "qualified REIT subsidiaries" (other corporations wholly owned by us which are not "taxable REIT subsidiaries") are not generally subject to Federal income tax. We believe that from our inception we have been organized and operated in such a manner as to qualify for taxation as a REIT. We are allowed a tax deduction for the amount of dividends paid to stockholders, thereby effectively subjecting our distributed net income to taxation at the stockholder level only, provided we distribute at least 90% of our REIT taxable income and meet certain other requirements for qualifying as a REIT.

Income tax expense relates to our taxable REIT subsidiaries only, and is accounted for using the liability method as described in SFAS No. 109, Accounting for Income Taxes.

Comprehensive Income

Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and is comprised of net income and "other comprehensive income". Our other comprehensive income is comprised of the following:

	(in thousands)
	December 31, 2002	December 31, 2003
Change in the fair value of derivatives	$—	$(1,970)
Currency translation adjustment	326	837
	$326	$(1,133)

Stock-Based Compensation

As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, we account for our stock option grants to employees and directors using the intrinsic value method under APB Opinion 25, Accounting for Stock Issued to Employees, and adopt the disclosure-only provisions of SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123. Under APB 25, no compensation costs are recognized relating to the option grants to employees if the exercise price of the options awarded was equal to or greater than the fair value of the common stock on the dates of grant.

We follow SFAS 123 and EITF Issue No. 96-18, Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods and Services, for our stock option grants to other individuals. As such, we measure compensation expense as the services vest and recognize the expense ratably over the service period. Prior to vesting, we recognize expense using the fair value of the option at the end of the reporting period. Additional expense due to increases in the value of our options prior to the vesting date will be recognized in the period of the option value increase.

Had compensation costs for the employee and director stock option activity been determined based on the fair value at the dates of grant consistent with the provisions of SFAS No. 123, our net income would have been decreased to the pro forma amounts indicated below:

	(in thousands except per share data)
	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
Net income attributable to common stockholders:
Net income (loss) as reported	$(448,202)	$256,172	$2,051	$18,036
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of $0 related tax effect	(3,252)	(6,401)	(753)	(6,677)
Pro forma net income (loss)	$(451,454)	$249,771	$1,298	$11,359
Basic and diluted income per share attributable to common stockholders:
Net income (loss) as reported	$(9.25)	$5.27	$0.05	$0.44
Pro forma net income (loss)	(9.32)	5.14	0.03	0.28

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting periods and additional options may be granted in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
Risk-free interest rate	4.86%	4.86%	1.94% - 2.58%	1.94% - 2.58%
Cumulative volatility	53.20%	53.20%	255.00%	109.60%
Dividend yield	—	—	2.00%	2.00%
Weighted average expected life of options	6 years	6 years	3 years	3 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Since the Successor Company's common stock does not trade on public markets, a volatility based on publicly-traded competitors was used in the Black-Scholes option valuation model for the two months ended December 31, 2002 and the year ended December 31, 2003, respectively.

Reclassifications

Certain amounts from prior years have been reclassified for consistency with current presentation. These reclassifications were not material to the consolidated financial statements.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. FIN No. 46 requires an investor with a majority of the variable interests in a variable interest entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest, or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. For arrangements entered into with variable interest entities created prior to February 1, 2003, the provisions of FIN No. 46 are effective in fiscal periods ending after December 31, 2003. The provisions of FIN 46 are effective immediately for all arrangements entered into with new variable interest entities created after January 31, 2003. We do not believe we have any investments in variable interest entities as of December 31, 2003, that would require a change in our consolidation practice and thus do not expect the impact of FIN No. 46 to be material to our financial statements, at this time. While we do not currently expect to enter into any types of VIE arrangements, if we did so, the impact could be material.

3.    Reorganization and Emergence from Chapter 11

The Reorganization

On May 21, 2002 (the "Petition Date"), Global Signal and certain of its wholly owned subsidiaries, Pinnacle Towers Inc., Pinnacle Towers III and Pinnacle San Antonio LLC (collectively, the "Debtors") filed voluntary petitions for relief (the "Bankruptcy Case") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). From the Petition Date, and continuing through our emergence, we operated the business and managed our assets in the ordinary course as debtors-in-possession.

On October 9, 2002, the Bankruptcy Court entered an order approving our Second Amended Plan of Reorganization (the "Plan") and we emerged on November 1, 2002 (the "Effective Date"). The Plan provided for an equity investment of up to $205.0 million pursuant to the terms of the Security Purchase Agreement ("Purchase Agreement") with Fortress Investment Group ("Fortress") purchasing up to approximately 27,470,000 shares of common stock (the "Fortress Shares") of the reorganized Global Signal Inc. (the "Successor Company") and Greenhill Capital Partners, L.P. and affiliated investment funds ("Greenhill") purchasing up to approximately 13,530,000 shares of common stock of the Successor Company (the "Greenhill Shares," and together with the Fortress Shares, the "Investor Shares"). Collectively, Greenhill and Fortress are referred to as the "Investors". The Purchase Agreement also provided for the cancellation of the 10% Senior Notes due 2008 ("Senior Notes") in exchange for up to $114.0 million (or $350.77 per $1,000 par value bond) in cash or, at the holder's prior election, a combination of cash and up to 49.9% of the Successor Company's outstanding common stock. As a part of the emergence from bankruptcy, approximately $21.9 million in cash was paid to holders of Senior Notes, including $0.3 million of accrued interest, with the remainder owed to such holders satisfied with 18.5 million shares of our Successor Company common stock. The number of Investor Shares (and hence the associated cash investment) were proportionately decreased by the number of shares purchased by holders of the Senior Notes.

The Purchase Agreement also provided for the cancellation of the 5.5% Convertible Notes due 2007 ("Convertible Notes") in exchange for up to $0.5 million in cash and warrants exercisable for five years that allow the purchase of up to approximately 410,000 shares of the Successor Company's common stock at approximately two times the price of the Investor Shares or $10 per share. This exercise price was adjusted pursuant to the term of the warrant agreement, from $10 to $8.53 due to the special distribution declared and paid on February 5, 2004. Convertible Note holders increased this cancellation amount to a total of $1.0 million in cash and warrants to purchase 820,000 shares of our common stock, representing approximately 2% of the Successor Company's equity capitalization, by agreeing to give certain releases.

The Purchase Agreement further provided for cancellation of all the outstanding shares of the Predecessor Company's common stock. Former stockholders and plaintiffs in a stockholder class action received warrants to purchase up to 205,000 shares of the Successor Company's common stock (representing approximately ½% of the equity capitalization) at $10 per share exercisable for five years. This warrant exercise amount was increased to 409,850 shares, representing approximately 1% of the Successor Company's capitalization, when the former stockholders agreed to give certain releases. This exercise price was adjusted pursuant to the term of the warrant agreement, from $10 to $8.53 due to the special distribution declared and paid on February 5, 2004.

In connection with the restructuring, existing senior credit facility lenders were paid approximately $93.0 million in cash, with the remainder of the full amount owed to them incorporated into an amended and restated credit facility consisting of a three year secured term loan of $275.0 million and a new secured revolving credit facility of $30.0 million. (See Note 11 – Debt).

Trade and other creditors were paid in full in the ordinary course, with no impairments.

Holders of the Senior Notes and the Convertible Notes received their distributions under the Plan on November 6, 2002. Following the closing of the Purchase Agreement, the Predecessor Company filed a Form 15 with the Securities and Exchange Commission ("SEC"). Pursuant to the filing of Form 15 with the SEC on November 4, 2002, the Predecessor Company's securities registered under §12(g) of the Securities Exchange Act of 1934, as amended, were deregistered as of February 3, 2003.

Liabilities Subject to Compromise

Liabilities subject to compromise refer to liabilities incurred prior to the Petition Date, which were impaired and resolved in connection with the Chapter 11 filing. The principal categories of our claims classified as liabilities subject to compromise, and the resolution of those claims, consist of the following:

	(in thousands)
	Total Subject to Compromise	Discharged in Bankruptcy	Satisfied
Accrued interest	$7,288	$7,288	$—
10% Senior Notes due 2008	325,000	211,000	114,000
5.5% Convertible Notes due 2007	187,550	186,550	1,000
	$519,838	$404,838	$115,000

Our gain on the discharge of debt in the amount of $404.8 million was recognized in the period from January 1, 2002 to October 31, 2002 by the Predecessor Company as a result of the reorganization under Chapter 11 of the Bankruptcy code.

Reorganization, Restructuring and Other Special Charges

Reorganization expenses are items of expense and loss that were realized by the Predecessor Company as a result of the reorganization under Chapter 11 of the Bankruptcy Code. During 2002, we recorded $59.1 million of reorganization expenses.

Net reorganization expenses for the Predecessor Company for the ten months ended October 31, 2002, the only period in which these costs were incurred, consisted of the following:

Description	(in thousands)
Accelerated accretion on original issue discount	$23,050
Professional fees related to company and Investors' advisors	14,752
Accelerated amortization of deferred debt issuance costs	9,128
Professional fees related to creditor advisors	5,740
Retention plan costs	3,385
Professional fees related directly to the filing	1,973
Debtor-in-possession fees related to refinancing	696
Settlement of damage claims	400
$59,124

Fresh Start Accounting

On November 1, 2002, we adopted fresh start accounting pursuant to SOP 90-7. In accordance with the principles of fresh start accounting, we adjusted the value of our assets and liabilities to their reorganization value (which approximates fair value) as of the Effective Date.

The reorganization and the adoption of fresh start accounting resulted in the following adjustments to the Predecessor's consolidated balance sheet at October 31, 2002. Reorganization adjustments were recorded in the predecessor period and fresh start adjustments were recorded as of November 1, 2002, in the successor period.

Reorganized Condensed Consolidated Balance Sheet
November 1, 2002
(in thousands)

	Predecessor Company October 31, 2002	Reorganization Adjustments		Fresh Start Adjustments		Successor Company November 1, 2002
Assets
Cash and cash equivalents	$21,819	$(14,438)	(a)	$—		$7,381
Accounts receivable, net	7,398	—		—		7,398
Prepaid expenses/other	7,748	409	(b)	—		8,157
Total current assets	36,965	(14,029)		—		22,936
Fixed assets, net	849,349	—		(471,842	)(h)	377,507
Intangible assets	—	—		129,943	(i)	129,943
Other assets	22,784	6,850	(c)	(15,317	)(j)	14,317
	872,133	6,850		(357,216)		521,767
Total assets	$909,098	$(7,179)		$(357,216)		$544,703
Liabilities and Stockholders' Equity
Accounts payable	$3,131	$—		$—		$3,131
Accrued expenses	34,680	(8,172	)(d)	(2,199	)(k)	24,309
Other current liabilities	17,489	—		—		17,489
Current portion of long-term debt	376,473	(354,161	)(e)	—		22,312
Liabilities subject to compromise	115,000	(115,000	)(f)	—		—
Total current liabilities	546,773	(477,333)		(2,199)		67,241
Long-term debt, less current portion	—	265,154	(g)	—		265,154
Other long-term liabilities	6,610	—		(104	)(l)	6,506
Minority interest	798	—		4		802
Stockholder's equity	354,917	205,000		(354,917)		205,000
Total liabilities and stockholders' equity	$909,098	$(7,179)		$(357,216)		$544,703

Adjustments reflected in the reorganized condensed consolidated balance sheet above are as follows:

(a)	In total, cash decreased $14.4 million as a result of the following sources and uses: The sources of cash consisted of (1) a $112.6 million equity investment and (2) a $4.0 million revolver draw. The uses of cash consisted of (1) $93.0 million to repay bank debt, (2) $22.6 million to satisfy cash obligations of the holders of Senior Notes electing cash, (3) $6.8 million to pay finance fees associated with the new credit facility, (4) $6.3 million to pay for accrued professional fees related to restructuring, (5) $1.9 million to pay for accrued interest on bank debt and (6) $0.4 million to pre-pay various fees related to the new financing and restructuring.

(b)	Prepaid expenses/other increased by $0.4 million due to payments made in advance for various fees related to the new financing and restructuring.

(c)	Other assets increased by $6.8 million due to fees associated with the amended credit facility. We recorded these fees as deferred debt costs and will amortize them over the life of the credit facility using the effective interest method.

(d)	Accrued expenses decreased by $8.2 million. We paid $6.3 million of accrued professional fees related to the restructuring as well as $1.9 million of accrued interest on bank debt.

(e)	Current portion of long-term debt decreased $354.2 million. We made a $93.0 million payment on our bank debt and reclassified $261.2 million to long-term debt.

(f)	Liabilities subject to compromise of $115.0 million were totally satisfied by a $22.6 million cash payment to the holders of the Senior Notes and Convertible Notes and the conversion of $92.4 million of Senior Notes to common stock.

(g)	Long-term debt increased $265.2 million. We reclassed $261.2 million to long-term debt from current portion of long-term debt and recorded a $4.0 million draw on our revolving credit facility.

(h)	Fixed assets have been revalued to reflect the reorganization value of the assets at fair market value determined by reliance on independent valuations and discounted cash flow methods.

(i)	Intangible assets of $130.0 million have been recorded consisting of lease absorption value of $127.3 million and lease origination value of $2.7 million in accordance with SFAS No. 141.

(j)	Other assets were reduced by $15.3 million as we eliminated $4.4 million in deferred tax assets and reduced the straight-line deferred lease receivable balance by $10.9 million.

(k)	Accrued expenses decreased by $2.2 million. We eliminated our $2.2 million unfavorable lease liability related to prior acquisitions.

(l)	Other long-term liabilities decreased by $0.1 million. We reduced our deferred tax liability by $4.9 million and eliminated our $0.5 million straight-line deferred lease liability balance. We also recorded a $5.3 million asset retirement obligation.

4.    Discontinued Operations

During 2002 and 2003 we entered into definitive agreements to divest ourselves of certain non-core assets and under-performing tower sites. Included in this group were two wholly owned subsidiaries, an office building, a portfolio of microwave tower sites and various non-strategic under-performing sites. The operations related to each of these assets were sold or liquidated by December 31, 2003 except for 69 under-performing sites that were held for disposal by sale, on which we recognized $0.4 million of impairment charges in 2003.

In accordance with SFAS No. 144, we classified the operating results of these assets as discontinued operations in the accompanying consolidated financial statements and all prior periods have been classified to conform to the current year presentation with respect to these assets. Long-lived assets classified as held for disposal as a result of disposal activities that were initiated prior to SFAS No. 144's initial application continue to be accounted for in accordance with the prior pronouncements applicable for each disposal and hence are excluded from discontinued operations.

Results of operations for these discontinued assets for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002 and the year ended December 31, 2001 are as follows:

	(in thousands except per share data)
	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
Revenues	$12,574	$7,018	$310	$2,004
Direct site operating expenses (excluding impairment losses, depreciation, amortization and accretion expense)	6,898	5,308	308	2,024
Gross margin	5,676	1,710	2	(20)
Other expenses:
Selling, general and administrative	1,437	603	20	28
Depreciation, amortization and accretion	3,978	2,780	48	210
Impairment loss on assets held for sale	—	—	—	418
Impairment loss on assets held for use	7,406	31,386	—	—
	12,821	34,769	68	656
Operating loss from discontinued operations	(7,145)	(33,059)	(66)	(676)
Other income (expense), net	—	—	—	—
Loss before income tax benefit (expense) and loss on disposal of assets	(7,145)	(33,059)	(66)	(676)
Income tax benefit (expense)	—	—	—	—
Loss on disposal of assets	—	98	—	424
Loss from discontinued operations, net of income taxes	$(7,145)	$(33,157)	$(66)	$(1,100)
Basic and diluted net income (loss) attributable to common stockholders per share:
Loss from discontinued operations attributable to common stockholders	$(0.15)	$(0.68)	$(0.00)	$(0.03)
Weighted average number of shares of common stock outstanding	48,431	48,573	41,000	41,000

The following is a summarized balance sheet presenting the carrying amounts of the major classes of assets and liabilities related to discontinued operations as of December 31, 2002 and 2003:

	(in thousands)
	December 31, 2002	December 31, 2003
Property and equipment, net	$2,762	$—
Other assets	—	—
Assets held for sale	$2,762	$—
Other liabilities	$—	$—

5.    Pinnacle Towers Acquisition Inc.

On September 23, 2003, a majority of our stockholders formed a new company, Pinnacle Tower Acquisition Inc. ("PTA") with an initial capitalization of $20,000 in cash. This entity had no operations until December 4, 2003, when it acquired a portfolio of 67 tower sites primarily located in the southeastern United States. PTA paid the seller $26.3 million in cash, and incurred $1.0 million in deal costs. PTA financed this purchase using borrowings under a $100.0 million credit facility. On February 6, 2004, we acquired the common stock of PTA for approximately $21,000 cash and the assumption of PTA's outstanding debt of $28.0 million under the credit facility. Because over 99% of the stockholders of Global

Signal are also stockholders in PTA, in the same proportions, this acquisition is a business combination among "entities under common control" and we have accounted for it in a manner similar to a pooling of interests. As a result, we have included the results of operations and balance sheet of PTA in our 2003 financial statements beginning September 23, 2003.

We have preliminarily allocated the total purchase price of $27.3 million as follows: $25.3 million to fixed assets, $1.8 million to lease absorption value and lease origination value, $0.3 million to prepaid expenses and $0.1 million to asset retirement obligations.

6.    Fixed Assets

Fixed assets consist of the following:

		(in thousands)
	Estimated useful lives in years	December 31, 2002	December 31, 2003
Telecommunications assets:
Telecommunications tower assets	10-15	$309,134	$344,798
Telecommunications site equipment	12	328	2,736
Buildings	15	6	115
Land	n/a	33,251	35,155
Construction in progress	n/a	6,939	2,006
Total telecommunications assets		349,658	384,810
Other:
Vehicles	5	1,049	1,073
Furniture, fixtures and other office equipment	5-15	3,133	3,692
Data processing equipment	3-5	2,461	3,260
Total fixed assets		356,301	392,835
Accumulated depreciation		(4,341)	(30,604)
Fixed assets, net		$351,960	$362,231

7.    Intangible Assets

Intangible assets consist of lease absorption value, leasehold interests, lease origination value, and an indefinite lived trademark. The intangible assets, other than the trademark, are being amortized over estimated useful lives ranging from 4 to 16 years, with estimated future amortization as follows as of December 31, 2003:

Year ending December 31,	(in thousands)
2004	$17,567
2005	16,690
2006	15,088
2007	10,220
2008	9,263
2009 and thereafter	60,598
$129,426

8.    Impairment on Assets Held for Sale

The following assets met the "held for sale" criteria during periods when we followed SFAS No. 121 prior to adoption of SFAS No. 144 and thus are not reflected as discontinued operations.

Wire Line Telephony Co-location Facilities

On June 7, 2001, we adopted a plan to dispose of certain operating assets pursuant to management's decision to dedicate resources to improving the financial results of communications site operations. Of the original five wire line telephony co-location properties held for sale, three were sold in 2001 and two were sold in the ten months ended October 31, 2002.

The historical carrying value of the five wire line telephony co-location facility properties, which were acquired during 2000, prior to any impairment was approximately $65.0 million. During the year ended December 31, 2001, we recognized an impairment loss of approximately $37.5 million, which is included in operating expenses as impairment on assets held for sale. This amount represents the difference between the carrying values and the estimated fair market value less costs to sell for these five properties at the end of the year. We estimated the fair market value less costs to sell based upon actual purchase and sale agreements and for those which were prior to such time of our entering into purchase and sale agreements, we estimated sales price based on an anticipated multiple of cash flow for the wire line telephony co-location facilities. Depreciation expense was not recognized after the date the co-location assets were classified as held for sale.

For the twelve months ended December 31, 2001, excluding the impairment loss, the five wire line telephony co-location facilities had net operating income of $0.5 million. For the twelve months ended December 31, 2001, the combined properties produced revenues of $6.4 million, had operating expenses of $3.4 million, and tax and depreciation charges of $2.5 million.

For the ten months ended October 31, 2002, the two remaining wire line telephony co-location facilities had net operating losses of $0.3 million. The combined properties produced revenues of $1.1 million, had operating expenses of $0.4 million, and tax and depreciation charges of $1.0 million.

Land

On September 27, 2001, we adopted a plan to dispose of additional operating assets. As a result of the adoption of this plan, our interest in 88 parcels of owned land principally located under towers currently owned by other tower companies and telecommunications service providers were classified as assets held for sale and an impairment loss of $5.1 million was recognized.

As a condition of our new investors' equity contributions on November 1, 2002, these land parcels could no longer be sold. They have therefore been reclassified into assets held for use, as of October 31, 2002, in accordance with SFAS No. 121. For reclassification purposes, the asset is measured at the lower of the carrying amount of the asset before it was classified as held for sale, or the fair value of the asset at the date of the subsequent decision not to sell. We reclassified $7.9 million, the current estimated fair market value, into assets held for use as of October 31, 2002.

Investment in Pinnacle Towers Limited

On September 27, 2001, we adopted a plan to dispose of our investment in a majority owned subsidiary, Pinnacle Towers Limited. As a result of the adoption of this plan, our investment in this subsidiary was classified as assets held for sale and an impairment loss of $4.0 million was recognized.

During the ten months ended October 31, 2002, we reclassified our interests in Pinnacle Towers Limited, from assets held for sale to assets held for use as a result of no longer having any active purchase offers nor any foreseeable future offers causing those assets to no longer qualify as held for sale in accordance with SFAS No. 121. For reclassification purposes the asset is measured at the lower of the carrying amount of the asset before it was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset been continuously classified as held and used, or the fair value of the asset at the date of the subsequent decision not to sell. We reclassified $6.9 million, the current estimated fair market value of our interests in Pinnacle Towers Limited, into assets held for use.

9.    Impairment on Assets Held for Use

Due to negative developments during 2001 in the U.S. economy as a whole, and the downturn in the telecommunications industry, coupled with the significant decline in valuation multiples over the year for the tower sector in general and for Global Signal specifically, management determined that indications of impairment existed. Accordingly, at September 30, 2001, we evaluated the recoverability of our portfolio of telecommunications sites. Based on this evaluation, we determined that fixed assets and leasehold interests held for use with a carrying amount of $374.7 million and $12.3 million, respectively, were impaired. We recorded an impairment loss on September 30, 2001, of $237.3 million and $9.5 million to write-down our fixed assets and leasehold interests, respectively, to their fair value at that time. Fair value was based on estimated future cash flows to be generated by each site assuming a discount rate commensurate with our then current cost of capital.

In connection with our bankruptcy filing in May 2002, we further evaluated our sites to determine whether to either renegotiate or reject the underlying land lease or management agreement as part of the bankruptcy process. We identified 174 sites, and in September and October 2002 recorded additional impairment losses of $4.5 million.

10.    Accrued Expenses

Accrued expenses consist of the following:

	(in thousands)
	December 31, 2002	December 31, 2003
Payroll and other	$6,649	$6,843
Taxes other than income taxes	6,883	6,010
Construction and acquisition costs	67	152
Interest	79	109
Professional fees	2,560	745
Taxes, income related	308	310
	$16,546	$14,169

11.    Debt

As further described below in "Mortgage Loan," on February 5, 2004 we fully repaid and terminated our senior credit facility with the proceeds of a $418.0 million mortgage loan. In addition, on February 6, 2004, we amended our credit facility to increase the commitment to $200.0 million and extend the maturity date to February 2005. The current portion of long-term debt in the accompanying balance sheet and the following table has been adjusted to reflect the current maturities after this amendment and refinancing.

	(in thousands)
	December 31, 2002	December 31, 2003	December 31, 2003 As Adjusted
Mortgage Loan, weighted average interest rate of 5.0% secured by first priority mortgage liens on certain sites, security interest; and a pledge of the Issuers' capital stock, monthly principal and interest installments of approximately $2.4 million beginning March 2004, maturing January 2029	$—	$—	$418,000
Old Credit Facility, Sixth Amended interest at variable rates (5.6% to 6.13% at December 31, 2003 and 5.94% to 6.13% at December 31, 2002) secured, quarterly principal installments beginning March 31, 2003, maturing October 31, 2005	274,964	234,980	534
Credit Facility, interest at variable rates (4.87% to 4.92% at December 31, 2003), monthly installments of interest beginning January 2, 2004, maturing October 28, 2004	—	28,026	28,026
Note payable to former tower owner, interest at 10.0% per annum, monthly installments of principal and interest through June 18, 2008	1,707	168	168
Pinnacle Towers Limited Term Loan, interest rate at 2% above base rate (5.75% and 4.0% at December 31, 2003 and 2002, respectively), quarterly principal installments begin March 31, 2003, maturing June 30, 2006	1,173	1,077	1,077
	277,844	264,251	447,805
Less: current portion of long-term debt	(21,737)	(6,535)	(6,535)
	$256,107	$257,716	$441,270

The following table shows the maturities of long-term debt as they historically existed at December 31, 2003, and "as adjusted" for the refinancing described above:

	(in thousands)
	Historical	As Adjusted
2004	$25,464	$6,535
2005	238,431	36,827
2006	188	8,493
2007	—	8,817
2008	168	9,529
2009 and thereafter	—	377,604
	$264,251	$447,805

Mortgage Loan

On February 5, 2004, our principal operating subsidiary, Pinnacle Towers Inc. and thirteen of its direct and indirect subsidiaries issued a $418.0 million mortgage loan to a newly formed trust, Global Signal Trust I. The trust then issued an identical amount of commercial mortgage pass-through certificates in a private transaction. We have continued to consolidate our subsidiaries, but have not consolidated the Trust in our financial statements. The net proceeds from the mortgage loan were used to repay the then outstanding borrowings under our old credit facility of $234.4 million, to fund a $142.2 million special distribution to our stockholders, to fund $4.6 million into an imposition reserve which was required to be escrowed in connection with our securitization transaction and mortgage loan and relates to taxes, insurance and rents and the remaining $15.9 million was available to fund operations. The mortgage loan bears interest at a weighted average rate of approximately 5.0% and is secured by mortgages, deeds of trust, deeds to secure debt and first priority mortgage liens on substantially all of our tangible assets. The mortgage loan requires monthly payments of principal and interest calculated based on a 25-year amortization schedule through January 2009 (the "Anticipated Repayment Date"). If the mortgage loan is not repaid in its entirety by the Anticipated Repayment Date the interest rate on the mortgage loan increases by the greater of 5.0% or a U.S. Treasury-based index, and substantially all of the Issuers' excess cash flow from operation is utilized to repay outstanding amounts due under the mortgage loan.

On a monthly basis, the excess cash flows from the securitized entities, after the payment of principal, interest, reserves and expenses, are distributed to us. The mortgage loan requires us to maintain a minimum debt service coverage ratio ("DSCR") defined as the preceding 12 months of net cash flow, as defined in the mortgage loan, divided by the amount of principal and interest payments required under the mortgage loan in the next 12 months, of 1.45 times. Net cash flow, as defined in the mortgage loan, with respect to Pinnacle Towers Inc. and its 13 direct and indirect subsidiaries, is approximately equal to gross margin minus capital expenditures made for the purpose of maintaining our sites, minus 10% of revenue. If the DSCR falls below 1.45 times, the excess cash flows from the securitized entities are escrowed until the DSCR exceeds 1.45 times for two consecutive quarters, at which time the previously escrowed excess cash flow is released to us. If the DSCR falls below 1.2 times, all excess cash flow, including amounts previously escrowed, is used to repay outstanding principal due under the mortgage loan. The mortgage loan also restricts our ability to incur or guarantee unsecured indebtedness without confirmation from the rating agencies that such indebtedness will not impact the mortgage loan rating. Because the mortgage loan has covenants which require our subsidiaries to maintain certain financial ratios, these covenants could indirectly limit our subsidiaries' ability to pay dividends to us.

Credit Facility

In November 2003, PTA entered into a $100.0 million committed acquisition line of credit ("Credit Facility") provided by Morgan Stanley. On February 6, 2004 the Credit Facility was amended to increase the total commitment to $200.0 million, extend the due date to February 6, 2005 and reduce the required interest rates to LIBOR plus 2.5% or the federal funds rate plus 2.1175%. The due date will be automatically extended to October 1, 2005, if we complete an initial public offering of our shares at terms as defined in the agreement. In addition, the amendment provides that $5.0 million of the commitment can be used for working capital of which $1.2 million was funded at December 31, 2003. We also pledged 100% of our ownership interest in PTA. However, the pledge of our stock by our stockholders will be released upon consummation of an initial public offering and at such time our pledge of PTA's stock will be reduced from 100% to 50% of the PTA stock we hold. We have agreed to pay a commitment fee equal to 0.5% of the total commitment of which one-half was paid in connection with the November 2003 closing and the balance is due in May 2004. In addition, the Credit Facility requires an exit fee of 0.5% of the outstanding loan balance when the loan is repaid unless Morgan Stanley is engaged, at market terms, as the lead underwriter or placement agent on the replacement financing.

As of December 31, 2003, $28.0 million was drawn under the line. The Credit Facility is secured by substantially all of PTA's tangible and intangible assets and by a pledge of substantially all of our common stock by our stockholders. Borrowings under the Credit Facility are limited based on a borrowing base and as of December 31, 2003 the entire unfunded balance of $72.0 million ($172.0 million as of February 6, 2004) remains available to fund future acquisitions. The Credit Facility contains restrictive covenants including minimum consolidated EBITDA as defined, and debt to consolidated EBITDA levels. In addition, if Fortress and Greenhill do not maintain at least 51% ownership of Global Signal, this would constitute an event of default under the credit facility.

The credit facility limits the payment of dividends from PTA to us to $5.0 million during the term of the credit facility, and further prohibits payment of dividends to our stockholders directly from these funds. As of December 31, 2003, PTA had not declared or paid any dividends and none of PTA's net assets totaling $0.02 million at such date were available for payment of dividends to our stockholders pursuant to this credit facility.

Old Credit Facility

On October 31, 2002 as part of the reorganization, the Successor Company entered into the sixth amended and restated credit agreement. The sixth amended and restated credit facility agreement provided $305.0 million of financing of which $275.0 million was a three year secured term loan and $30.0 million was a secured revolver credit facility. During 2003, we reduced the amount available under the revolving credit facility to $15.0 million. At December 31, 2003, $235.0 million was outstanding under the term loan and there were no borrowings outstanding under the revolving credit facility. The outstanding agreement was repaid on February 5, 2004 with $234.4 million of the proceeds from the mortgage loan and $0.6 million was repaid in January 2004. On February 5, 2004, this facility was terminated.

The old credit facility bore an average interest rate of the LIBOR for the period plus a margin of 4.5%. Base Rate Loans were charged at the higher of (a) Federal Funds Rate plus 0.5% or (b) Bank of America, N.A., prime rate plus a 3.5% applicable margin. Borrowings under the amended facility were secured by substantially all of our assets. The facility also limited, among other things, our ability to incur additional debt and make capital expenditures beyond a certain level and maintain financial covenants. As of December 31, 2003, the old credit facility also prohibited our ability to pay any dividends other than to maintain our REIT status, which effectively restricted $221.1 million of our net assets.

In addition to requiring quarterly installments of principal beginning in March 2003, the old credit facility required us to make annual payments of 75% of each calendar year's excess cash flow beginning in April 2004. We made $21.2 million of voluntary prepayments on the term loan during 2003 which were applied to any excess cash flow payments required.

We were required to pay a commitment fee of 1% of the undrawn portion of the revolving line of credit. For the year ended December 31, 2001, the Predecessor Company incurred commitment fees of approximately $0.4 million which are recorded as interest expense. For the two months ended December 31, 2002 and the ten months ended October 31, 2002 commitment fees were immaterial. For the year ended December 31, 2003, commitment fees of $0.2 million were incurred and expensed.

Debtor-in-possession (DIP) Facility

In connection with the filing of the Bankruptcy Case on May 21, 2002, the Bankruptcy Court approved a debtor-in-possession revolving loan credit facility in the aggregate principal amount up to $15.0 million, with a sublimit of up to $5.0 million for letters of credit with Bank of America, N.A. as administrative agent and a syndicate of lenders. Our obligations under the DIP Facility were secured by first priority liens and security interests on all of the pre-petition and post-petition property of Pinnacle Towers Inc. and its domestic subsidiaries, senior to all liens and claims in the Bankruptcy Case other than fees and disbursements of professional services incurred and allowed and payable in the Bankruptcy Case and fees of the United States Trustee and the clerk of the Bankruptcy Court required by law. Our ability to incur financing under the DIP Facility and to use cash collateral were subject to and limited by a monthly budget approved by the post-petition lenders and disclosed to the Bankruptcy Court. No borrowings were made under the DIP Facility and on the Effective Date, the DIP Facility was terminated.

Senior Notes-Predecessor Company

On March 17, 1998, the Predecessor Company issued $325.0 million of the Senior Notes with a scheduled maturity in 2008 through a private placement offering to institutional investors. We had the right to redeem the Senior Notes on or after March 15, 2003, at a price of 105.0%, 103.3%, 102.6% and 100.0% during the years ended March 15, 2003, 2004, 2005, and 2006 and thereafter, respectively. In addition, at any time prior to March 15, 2001, we could have redeemed up to 35.0% of the Senior Notes upon a public equity offering at a redemption price equal to 110.0% of the accreted value of the notes plus unpaid liquidated damages, if any, as of the redemption date. The Senior Notes became subject to compromise upon the May 21, 2002 filing of our bankruptcy petition and were canceled upon our emergence. In exchange therefore, holders of Senior Notes received their pro-rata share of $114.0 million (or $350.77 per $1,000 par value bond) in cash or, at the holder's prior election, a combination of cash and/or the Successor Company's outstanding common stock at $10 per share which adjusted pursuant to the terms of the warrants to $8.53 per share due to the declaration and payment of the special distribution on February 5, 2004. Approximately $21.9 million in cash, inclusive of $0.3 million of accrued interest, was paid to holders of Senior Notes, with the remainder owed to such holders satisfied in 17,101,894 shares of the Successor Company's common stock.

Amortization of original issue discount for the ten months ended October 31, 2002 and the year ended December 31, 2001 was $11.3 million and $27.4 million, respectively, excluding accelerated amortization recorded while a debtor-in-possession which is reflected as reorganization expense in 2002.

Convertible Subordinated Notes-Predecessor Company

On March 22, 2000, the Predecessor Company completed a private placement of $200.0 million of the Convertible Notes to certain institutional purchasers pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. We repaid outstanding revolving debt under our senior credit facility with the net proceeds of $193.5 million from this private placement. Interest was payable on the notes on March 15 and September 15 of each year. The notes would have matured on September 15, 2007, however they became subject to compromise upon the May 21, 2002 filing of our bankruptcy petition and were canceled upon emergence. The notes were convertible into the Predecessor Company's common stock at the option of the Convertible Note holders at an initial price of $78.375 per share, which conversion price was subject to adjustment under the terms of the Convertible Notes. The event of default related to our senior credit facility caused a cross-default in the Convertible Notes.

On January 22, 2002, $12.5 million of Convertible Notes were redeemed for 158,851 shares of the Predecessor Company's common stock at the stated conversion price per share of $78.375, reducing the outstanding obligation under the Convertible Notes to $187.5 million.

The remaining outstanding Convertible Notes were cancelled as part of the reorganization and in exchange therefore, holders of Convertible Notes received their pro-rata share of $500,000 in cash and warrants to purchase up to 410,000 shares of the Successor Company's common stock (representing approximately 1% of the equity capitalization at November 1, 2002) at $10 per share, exercisable for five years. Those Convertible Note holders who agreed to give certain releases also received their pro-rata share of an additional $0.5 million in cash and warrants to purchase an additional 410,000 shares at $10 per share exercisable for the next five years. The exercise price was adjusted pursuant to the terms of the warrants from $10 to $8.53 per share due to the declaration and payment of the special distribution on February 5, 2004.

12.    Interest Rate Swap Agreements

May 2000 Swap

In May 2000 we entered into an interest rate swap agreement ("May 2000 Swap") with our old credit facility agent bank as the counter party to manage the interest rate risk associated with certain of our variable rate debt. This swap agreement effectively converted our old credit agreement's floating rate debt from LIBOR plus a margin, as defined in the agreement, to a fixed rate debt of 6.37% plus the applicable margin under the credit agreement on an amount equal to the notional value of the interest rate swap.

We adopted the provisions of SFAS No. 133, as amended, on January 1, 2001, which resulted in a cumulative effect of an accounting change of approximately $4.0 million being recognized in other comprehensive income. The May 2000 Swap does not qualify for hedge accounting treatment. Accordingly, changes in the fair value of the May 2000 swap that occurred subsequent to January 1, 2001, are recognized in current operations.

As a condition of our old credit facility, we were required to enter into and maintain interest rate hedge contracts covering a minimum of 50% of the debt outstanding under the senior credit facility. On October 31, 2002, we entered into the sixth amendment and restatement to our old facility which did not require a swap contract, however we maintained the May 2000 Swap. The May 2000 Swap was for a notional amount of $260.0 million through December 31, 2002 and the bank exercised its option to extend the contract for $130.0 million through December 31, 2003 at which time the swap agreement expired and was not replaced.

The following table summarizes the impact of changes in fair value of the May 2000 Swap on our results of operations in the indicated periods:

	(in thousands)
	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
Decline in fair value	$13,444	$5,137	$257	$212
Amortization of transition adjustment	1,334	2,668	—	—
Total earnings impact of swap liability	$14,778	$7,805	$257	$212

December 2003 Swap

On December 11 2003, in anticipation of the issuance of the Mortgage Loan, we entered into an interest rate swap agreement ("December 2003 Swap") with Morgan Stanley as the counter party to hedge the variability of expected future interest payments under the Mortgage Loan. Under the December 2003 Swap, we agreed to pay Morgan Stanley a fixed rate of 3.816% on a notional amount of $400 million for five years beginning in March 2004 in exchange for receiving floating payments based on three month LIBOR on the notional amount for the same five-year period. The December 2003 Swap required the Company to begin making monthly payments to the counter party equal to the difference between 3.816% and the then current three-month LIBOR rate, which was 1.15% on December 31, 2003, on the notional amount of $400.0 million. The fair value of the December 2003 Swap was a $2.0 million liability at December 31, 2003. Since the December 2003 Swap qualifies as an anticipatory hedge, the fair value change of $2.0 million was recorded as a part of other comprehensive income in stockholders' equity at December 31, 2003. The December 2003 Swap was terminated in connection with the issuance of the mortgage loan on February 5, 2004 at a cost of $6.2 million which will be amortized out of comprehensive income as interest expense using the effective interest method over 5 years, the expected life of the mortgage loan.

13.    Commitments and Contingencies

Tenant Leases

As lessors, we are due to receive rental payments from customers of tower space under non-cancelable lease agreements in effect as of December 31, 2003, as follows:

Year ending December 31,	(in thousands)
2004	$125,387
2005	93,322
2006	62,906
2007	44,757
2008	17,459
2009 and thereafter	28,319
$372,150

Principally all of the leases provide for annual escalations and multiple renewal periods, at the tenant's option. Leases with fixed-rate escalation clauses, or those that have no escalation, have been included above. Leases that escalate based upon non-fixed rates, such as the Consumer Price Index, are included above but amounts are included at their current rate over the remaining term of the lease.

Operating Leases

As lessees, we are obligated under non-cancelable operating leases for various office space, equipment, ground communications towers and other sites that expire at various times through 2099. The majority of the ground, tower and other site leases have renewal options, which range up to 10 years. Our tower other site leases and management agreements generally require either a minimum fixed payment or a contingent payment based on revenue or the gross margin at a site with some of the sites requiring both a fixed payment and a contingent payment based on revenue or gross margin. Certain of the leases have purchase options at the end of the original lease term. The future minimum lease payment commitments under these leases at December 31, 2003, are as follows:

Year ending December 31,	(in thousands)
2004	$17,851
2005	15,949
2006	14,352
2007	12,225
2008	9,003
2009 and thereafter	57,725
Total minimum lease payments	$127,105

Total rent expense under non-cancelable operating leases was approximately $35.5 million, $6.3 million, $33.7 million and $44.1 million for the year ended December 31, 2003, two months ended December 31, 2002, ten months ended October 31, 2002 and year ended December 31, 2001, respectively.

The components of minimum and contingent rental expense for the year ended December 31, 2001, ten months ended October 31, 2002, two months ended December 31, 2002, and the year ended December 31, 2003 is as follows:

	(in thousands)
Period	Minimum rental expense	Contingent rental expense	Total
Year Ended December 31, 2001	$17,740	$26,325	$44,065
10 Months Ended October 30, 2002	13,722	19,993	33,715
2 Months Ended December 31, 2002	2,731	3,618	6,349
Year Ended December 31, 2003	17,001	18,528	35,529

Employment Agreements

We have employment agreements with certain officers of the Company that grant these employees the right to receive their base salary and continuation of certain benefits, for a defined period of time, in the event of a termination, as defined by the agreement of such employees.

Litigation

In 2002, we settled the consolidated securities class action lawsuit that was pending against us, our former Chief Executive Officer, Steven R. Day, our former Chief Financial Officer, Jeffrey J. Card, our former Chief Executive Officer, Robert J. Wolsey, various current and former directors of Pinnacle, our former accountants, PricewaterhouseCoopers, LLP, and the underwriters of Pinnacle's January 18, 2000, secondary offering. The litigation related to alleged misrepresentations contained in a prospectus for our January 18, 2000, secondary stock offering and alleged misleading statements contained in press releases and other filings with the SEC relating to certain of our financial statements, the acquisition of approximately 1,858 communications sites from Motorola, Inc., our relationship with our former accountants and other matters. The settlement provides that the claims against Pinnacle and its current and former officers and directors be dismissed. In agreeing to the proposed settlement, Pinnacle and its current and former officers and directors specifically denied any wrongdoing.

The settlement provided for a cash payment of approximately $8.2 million, all of which has been paid directly by our insurer. Of the $8.2 million payment, $4.1 million was deemed to have been made on behalf of Pinnacle, and $4.1 million was deemed to have been made on behalf of the individual defendants. In addition, the settlement provided for additional cash payments of approximately $2.6 million by PricewaterhouseCoopers, LLP, and $0.2 million by the underwriter defendants.

We are also involved in other litigation incidental to the conduct of our business. We believe that none of such pending litigation or unasserted claims of which we have knowledge, will have a material adverse effect on our business, financial condition, results of operations or liquidity.

14.    Stockholders' Equity

Stock Split

On February 11, 2004 the board of directors approved a 2 for 1 stock split. All shares of common stock and per share of common stock amounts have been retroactively restated.

Change in Authorized Shares

On February 11, 2004 the stockholders approved an increase in the number of authorized shares to 20,000,000 shares of preferred stock and 100,000,000 shares of common stock.

Dividends

On February 5, 2004, the board of directors declared and paid an ordinary dividend to all our stockholders of $0.3125 per share of common stock, or an aggregate of $12.8 million for the three months ended December 31, 2003 and on the same day the board of directors declared and paid a non-recurring special distribution of $142.2 million to our stockholders which represented a return of capital. The board of directors determined that it was in the best interests of our stockholders to utilize the excess cash available from the net proceeds of the mortgage loan to make a distribution representing a return of capital to stockholders.

Stock Incentive Plan – The Successor Company

The Successor Company's Stock Option Plan (the "New Plan") became effective November 1, 2002. The New Plan provides for awards consisting of stock option and restricted stock grants ("Awards") to employees, non-employee directors, and other persons who performed services for us. The New Plan is administered by the Board or, at the Board's sole discretion, by a committee consisting solely of persons who are non-employee directors and outside directors (the "Committee").

The maximum number of shares of common stock that may be made subject to Awards granted under the New Plan is approximately 4,715,000 at December 31, 2003. As of December 31, 2003, 537,548 shares remained available for grant under the New Plan. On February 11, 2004, the stockholders approved an increase of 2,000,000 shares in the shares available under the plan and as of January 1, 2005 subsequent annual increases of the lesser of 1,000,000 shares or 2% of the then outstanding number of shares of common stock on the last day of the immediately preceding fiscal year. In the event of any change in our capitalization an equitable substitution or proportionate adjustment shall be made in the aggregate number and/or kind of shares of common stock reserved for issuance under the New Plan and the kind, number and/or option price at the sole discretion of the Committee. In addition, if any Award expires or terminates without having been exercised, the shares of common stock subject to the Award again become available for grant under the New Plan.

The Committee is authorized to grant to eligible persons incentive stock options ("ISO") or nonqualified stock options ("NSO"). The term of an ISO cannot exceed 10 years, and the exercise price of any ISO must be equal to or greater than the fair market value of the shares of common stock on the date of the grant. Any ISO granted to a holder of 10% or more of the combined voting power of the capital stock of Pinnacle must have an exercise price equal to or greater than 110% of the fair market value of the common stock on the date of grant and may not have a term exceeding five years from the grant date. The Committee shall determine the exercise price and the term of an NSO on the date that the NSO is granted.

Options shall become exercisable in whole or in part on the date or dates specified by the Committee. The Committee, in its sole discretion, may accelerate the date or dates on which an option becomes exercisable. Each option shall expire on such date or dates as the Committee shall determine at the time the option is granted. Upon termination of an optionee's employment for retirement, death or disability, options granted to the employee will expire one year from the date of termination. Upon termination of an optionee's employment for involuntary termination other than for cause, options granted to the employee will expire ninety days after the date of termination. Upon termination of an optionee's employment for any other reasons, options granted to the employee will expire on the expiration date specified in the agreement. If an optionee's employment is terminated for cause (as defined in the Stock Option Plan), all of such person's options shall immediately terminate.

The Committee may also grant to an eligible person an award of common stock subject to future service and such other restrictions and conditions as the Committee may determine ("Restricted Stock"). The Committee will determine the terms of such Restricted Stock, including the price, if any, to be paid by the recipient for the restricted stock, the restrictions placed on the shares and the time or times when the restrictions will lapse, at the time of the granting thereof.

A summary of our stock option plan activity under the New Plan for the two months ended December 31, 2002 and the year ended December 31, 2003 is as follows:

	Number of Shares	Exercise Price Range	Weighted Average Exercise Price
Under option, November 1, 2002	—	—	—
Granted	4,054,444	$5.00 - $10.00	$7.50
Forfeited	(660,560)	$5.00 - $10.00	$7.50
Exercised	—	—	—
Under option, December 31, 2002	3,393,884	$5.00 - $10.00	$7.50
Granted	2,161,616	$5.00 - $10.00	$7.50
Forfeited	(1,378,048)	$5.00 - $10.00	$7.50
Exercised	—	—	—
Under option, December 31, 2003	4,177,452	$5.00 - $10.00	$7.50

The weighted average fair value of stock options, for which the exercise price equals the stock price on the date of grant, at December 31, 2003 and December 31, 2002, is $3.09 per option and $4.58 per option, respectively. The weighted average fair value of stock options, for which the exercise price exceeds the stock price on the date of grant, at December 31, 2003 and December 31, 2002, is $2.50 per option and $4.53 per option, respectively

A summary of outstanding and exercisable options under the New Plan at December 31, 2003, is as follows:

	Options Outstanding			Options Exercisable
Exercise prices	Number of Shares	Weighted average remaining contractual life in years	Weighted average exercise price	Number of shares	Weighted average exercise price
$5.00	2,088,726	9.21	$5.00	310,576	$5.00
$10.00	2,088,726	9.21	$10.00	310,576	$10.00

On February 5, 2004, pursuant to the stated terms of the stock option plan, the exercise price of the options was adjusted as follows, as a result of the special distribution of $142.2 million declared and paid; the $5 price was reduced to $4.26 per share and the $10 price was reduced to $8.53 per share. After the repricing, the aggregate intrinsic value is not greater and the ratio of the exercise price to the fair value per share was not reduced; therefore, there was no accounting impact.

Stock Incentive Plan – The Predecessor Company

The Predecessor Company's Stock Incentive Plan (the "Former Plan") became effective July 1, 1998. The Plan provided for awards consisting of stock option and restricted stock grants ("Awards") to employees, non-employee directors, and other persons who performed services for us. The Plan was administered by a committee consisting of at least two non-employee directors (the "Committee").

As part of our reorganization, the Former Plan was terminated and all options outstanding thereunder were forfeited.

A summary of our activity under the Former Plan for the year ended December 31, 2001 and ten months ended October 31, 2002 is as follows:

	Number of Shares	Exercise Price Range	Weighted Average Exercise Price
Under option, December 31, 2000	3,933,675	$5.28 - $60.13	$16.24
Granted	2,596,522	$0.46 - $4.05	$2.29
Forfeited	(1,840,817)	$4.05 - $47.00	$15.57
Exercised	—	—	—
Under option, December 31, 2001	4,689,380	$0.46 - $60.13	$8.73
Granted	—	—	—
Forfeited	(4,689,380)	$0.46 - $60.13	$8.73
Exercised	—	—	—
Under option, October 31, 2002	—	—	—

Warrants

In connection with our bankruptcy plan, warrants were issued to Predecessor Convertible Note holders and Predecessor Common Stockholders. The following summarizes the warrants to purchase shares of our common stock outstanding as of December 31, 2003:

Group of warrant holders	Number of shares	Exercise price	Exercise period expiration
Convertible Noteholders	820,000	$10.00	October 31, 2007
Predecessor Common Stockholders	409,850	$10.00	October 31, 2007

Pursuant to the stated terms of the warrants, the exercise price of the warrants was adjusted as follows, as a result of the special distribution of $142.2 million declared and paid on February 5, 2004; the $10 price was reduced to $8.53 per share.

15.    Income (Loss) Per Share

The following table sets forth the computation of basic and diluted loss per share of common stock (in thousands except share and per share data):

	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
Numerator:
Net income (loss)	$(448,202)	$256,172	$2,051	$18,036
Preferred stock dividends and accretions	—	—	—	—
Numerator for basic loss per share - income (loss) attributable to common stockholders	(448,202)	256,172	2,051	18,036
Effect of dilutive securities	—	—	—	—
Numerator for diluted loss per share - income (loss) attributable to common stockholders after assumed conversions	$(448,202)	$256,172	$2,051	$18,036
Denominator:
Denominator for basic income (loss) per share - weighted average shares	48,430,593	48,573,298	41,000,000	41,000,000
Effect of dilutive securities	—	—	—	112,278
Denominator for diluted income (loss) per share - adjusted weighted average shares and assumed conversions	48,430,593	48,573,298	41,000,000	41,112,278
Basic and diluted income (loss) per share of common stock:
Income (loss) from continuing operations	$(8.99)	$5.95	$0.05	$0.47
Loss from discontinued operations	(0.15)	(0.68)	0.00	(0.03)
Loss on sale of properties	(0.11)	0.00	0.00	(0.00)
Net income (loss)	$(9.25)	$5.27	$0.05	$0.44

Average shares outstanding for the ten months ended October 31, 2002 increased from 48,430,593 at December 31, 2001 to 48,573,298 as of October 31, 2002 as part of the January 2002 conversion of bonds into 158,851 shares of Predecessor Company common stock.

16.    Income Taxes

Global Signal Inc. has made an election to be taxed as a Real Estate Investment Trust ("REIT") under the Internal Revenue Code of 1986, as amended, and related regulations. Global Signal Inc. and its qualified REIT subsidiaries will generally not be subject to Federal income tax at the corporate level if 90% of its taxable income is distributed to its stockholders. REITs are also subject to a number of other organizational and operational requirements. If we fail to qualify as a REIT in any taxable year, our taxable income will be subject to Federal income tax at regular corporate tax rates. Even during taxable years for which we qualify as a REIT, we may be subject to certain state and local taxes and to Federal income and excise taxes on undistributed income.

The capital contribution from the new Investors upon our emergence from bankruptcy, established a change in ownership as defined in Section 382 of the Internal Revenue Code. As a result, utilization of our tax attributes (primarily NOL's and depreciation) will be limited each year in the future as a result of this ownership change.

Our REIT net operating losses ("NOL's") of approximately $456.6 million incurred prior to November 1, 2002 have been reduced to approximately $142.6 million at December 31, 2003, yielding a net decrease in NOL's of $314.0 million. The decrease resulted from the following:

•	a decrease of $384.5 million due to discharge of indebtedness commensurate with the emergence from bankruptcy;

•	an increase of $71.2 due to built-in-losses incurred post October 31, 2002;

•	an increase of $10.4 million due to additional NOLs incurred from November 1, 2002 – December 31, 2002; and

•	a decrease of $11.1 due to utilization of NOL carryforwards for the year ended December 31, 2003.

Future NOL's may be used to offset all or a portion of our REIT income, and as a result, reduce the amount that we must distribute to stockholders to maintain our status as a REIT.

We also own non-REIT subsidiaries that are subject to Federal and state income taxes (taxable REIT subsidiaries). These entities are consolidated with Global Signal Inc. for financial reporting purposes but file separately from Global Signal Inc. for income tax reporting purposes. As of December 31, 2003, these subsidiaries have net operating loss carryforwards of approximately $2.5 million. These subsidiaries had net deferred tax liabilities in the amount of approximately $.3 million. Our use of the NOL carryforwards is also limited on an annual basis as a result of the Section 382 rules applicable to ownership changes.

Reconciliation of Net Income to Estimated Taxable Income

Prior to 2003, we were in a taxable loss position. Depreciation claimed for income tax purposes is computed using accelerated methods. Our depreciation for income tax reporting is limited for five years from the date of our emergence from bankruptcy based on the reorganization values of the depreciable assets.

(in thousands)
Year Ended December 31, 2003
Net income	$18,036
Add net loss (income) of taxable REIT subsidiaries	1,344
Adjusted net income	19,380
Book/tax depreciation difference	2,139
Other book/tax differences, net	(4,445)
Current year ordinary income	17,074
NOL carryforward utilized	(11,074)
Estimated taxable ordinary income	$6,000

Income Tax Characterization of Dividends

For income tax purposes, dividends to common stockholders are characterized as ordinary income, capital gains or as a return of a stockholder's invested capital. On February 5, 2004, we declared and paid to all of our stockholders a dividend of $0.3125 per share of common stock for 2003, or an aggregate of $12.8 million, of which $0.1465 represents ordinary income and $0.1660 represents return of capital.

In addition, on February 5, 2004, we also paid a special distribution aggregating $142.2 million to all of our stockholders which represented a return of capital.

The income tax characterization of dividends to common stockholders is based on the calculation of Taxable Earnings and Profits, as defined in the Code. Taxable Earnings and Profits differ from regular taxable income due primarily to differences in the estimated useful lives and methods used to compute depreciation and in the recognition of gains and losses on the sale of real estate assets.

Components of Tax Expense

Our income tax benefit (expense) is comprised of the following for each of the periods:

	(in thousands)
	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
Current tax expense	$(362)	$(573)	$(89)	$(4)
Deferred tax benefit	6,992	5,768	70	669
Net tax benefit/(expense)	$6,630	$5,195	$(19)	$665

Statutory Rate Reconciliation

	(in thousands)
	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
Tax at statutory rate	$159,191	$(87,982)	$(1,413)	$(6,312)
Exemption for REIT	(160,199)	93,079	1,407	2,437
REIT NOL utilized	—	—	—	3,875
Deferred tax benefit	6,992	5,768	70	(2,210)
Change in valuation allowance	646	(5,670)	(83)	2,875
Net tax benefit (expense)	$6,630	$5,195	$(19)	$665

Components of Deferred Tax Assets and Liabilities (in thousands)

	(in thousands)
	December 31, 2002	December 31, 2003
Net operating losses from non-REIT subsidiaries	$1,921	$945
Net operating losses from foreign subsidiaries	1,612	57
Valuation allowance	(3,472)	(597)
Deferred tax assets	61	405

Fixed assets - related	(1,030)	(705)
Deferred tax liabilities	(1,030)	(705)

Net deferred tax liability	$(969)	$(300)

17.    Related Party Transactions

In connection with our emergence from Chapter 11, an arrangement was entered into with two of our new Investors, Fortress and Greenhill, which provides for the payment of an annual fee ("Monitoring Fee") of $2.0 million in exchange for management services. The Monitoring Fee was for an initial period of one year and was renewed in December 2003 extending the period until October 31, 2004. During the two months ended December 31, 2002 and the year ended December 31, 2003, $0.3 million and $2.5 million was paid to Fortress, including a $0.5 million prepayment for the first quarter of 2004. Prior to our emergence from bankruptcy, we had no obligations for management services or related reimbursable costs.

In addition, our chairman and chief executive officer, Wesley Edens, is also the Chairman of the Management Committee of Fortress Investment Group LLC, an affiliate of our majority stockholder. We do not pay Mr. Edens a salary or any other form of compensation.

Fortress and Greenhill also have provided services to us and have been granted stock options in connection with a proposed initial public offering, described further in Note 19. In addition to their new $112.6 million equity investment in 2002 described in Note 3 above, Fortress and Greenhill also received 9,040,166 shares of our common stock representing their share of the bankruptcy settlement of the Senior Notes in 2002, of which they collectively owned $128.9 million in face value.

During fiscal 2003, we issued 820,000 stock options to an individual who is an employee of Fortress and was a member of our board of directors from January 2003 until February 2004. This individual also performs financial advisory consulting services for us. These options vest at various times over a three-year period, the period during which this individual is expected to perform services. During fiscal 2003 we recorded non-cash stock-based compensation expense for services of $1.5 million related to these options.

As of December 31, 2003, certain of our stockholders also held a total of $14.5 million of the outstanding borrowings under our old credit facility.

18.    Employee Benefit Plan

Effective January 1, 1997, we established a 401(k) plan that covers substantially all employees. Benefits vest based on number of years of service. To participate in the plan, employees must be at least 21 years old. We have not made any contributions to the plan.

19.    Other Subsequent Events

We are actively pursuing registration of our common stock with the Securities and Exchange Commission on Form S-11, so that we can offer shares to the public in an initial public offering in the first half of 2004. At this time, there can be no assurances that the registration will be declared effective, or that we will offer shares to the public as currently contemplated.

In connection with the offering, we have granted options to Fortress and Greenhill to purchase a number of shares equal to 10% of the shares sold in the offering, at the price equal to the offering price. These options are to compensate Fortress and Greenhill for their efforts in connection with the offering. The services provided by Fortress and Greenhill included advice with respect to selection of underwriters and counsel, deal structuring and timetable planning, document preparation and financial advisory services.

On March 22, 2004, our board of directors approved our formation of an UPREIT structure whereby we will own substantially all of our assets and conduct our operations through an operating partnership, Global Signal Operating Partnership, L.P. (Global Signal OP). Global Signal Inc. will be the special limited partner of Global Signal OP and our wholly-owned subsidiary, Global Signal GP LLC, will be the managing general partner and as such, will have the exclusive power to manage and conduct the business of Global Signal OP. The partnership agreement of Global Signal OP will provide that it distribute cash flow from its operations to its limited partners in accordance with their relative percentage interests in amounts determined by the managing general partner such that a holder of one unit of limited partnership interest will receive the same amount of annual cash flow distributions from Global Signal OP as the amount of annual dividends paid to the holder of one share of our common stock. Remaining cash flow from operations will be distributed to us as the special limited partner to enable us to make dividend distributions to our stockholders. The Company believes that the UPREIT structure will enable it to execute certain acquisitions due to the tax advantages to transferees who accept partnership units in the UPREIT as payment.

At our board meeting in December 2003, the board passed a resolution renewing the annual monitoring fee of $2.0 million for the one-year period from November 1, 2003 to October 31, 2004 to Fortress Pinnacle Acquisition LLC and Greenhill. This monitoring fee was provided as compensation for consulting and management advisory services and analysis, including assistance in our re-organization and the re-engineering of our business process, assistance in identifying, recruiting and hiring our executives, assistance in forming and executing our capital management strategy and assistance in executing our acquisition strategy, as were requested by us and provided by Fortress and Greenhill. The monitoring fee arrangement will terminate upon the consummation of the offering described above and Fortress and Greenhill have waived any right to receive any payment with respect to the monitoring fee for all periods after March 31, 2004.

On March 26, 2004, in anticipation of a future financing, we entered into four interest rate swaps with Morgan Stanley as counterparty to hedge the variability of future interest rates on the financing. Under the interest rate swaps, we agreed to pay the counterparty a fixed interest rate of 3.416% on a total notional amount of $200.0 million beginning in October 2004 through April 2009 in exchange for receiving three-month LIBOR on the same notional amount for the same period. The swaps terminate on the earlier of the issuance of any new mortgage loan or January 1, 2005 at which time the swaps will be settled for cash based on the fair market value, which was approximately $0.1 million as of March 31, 2004. Because the interest rate swaps qualify as anticipatory hedges, we will recognize any settlement cost as other comprehensive income and amortize the cost as interest expense over the life of the mortgage loan. Should the issuance of the mortgage loan not be consummated as anticipated, we would be required to recognize the aggregate fair market value of the swaps in current earnings.

On April 5, 2004, Fortress exercised warrants to purchase 418,050 shares of our common stock at an exercise price of $8.53 for an aggregate purchase price of $3.6 million.

On April 15, 2004, we modified our board compensation package for independent directors of our board of directors who do not beneficially own 10% or more of our common stock at the date of grant, ("eligible directors"). Each of the eligible directors will be granted 5,000 shares of fully-vested common stock on each of the first days following the consummation of our initial underwritten public offering, the annual meeting of stockholders in 2005, and the annual meeting of stockholders in 2006. We follow APB 25, Accounting for Stock Issued to Employees, as amended, for our stock grants to directors. As such, we will measure compensation expense at the date of each grant based on the fair value of our common stock on that date, and will recognize it immediately upon grant.

On April 22, 2004, Pinnacle Towers Acquisition LLC, our wholly owned subsidiary, executed an agreement to acquire all of the membership interests in Tower Ventures III LLC from five non-affiliated sellers for $53.0 million in cash, including fees and expenses. Tower Ventures owns 97 wireless communications towers located primarily in Tennessee, Mississippi, Missouri and Arkansas. The sites are generally less than four years old and generate substantially all of their revenue from approximately 240 tenant leases with wireless telephony tenants. Approximately 73% of Tower Ventures' revenue for the three months ended March 31, 2004 was generated from the six largest wireless telephony service providers in the United States. We believe that Tower Ventures is an attractive acquisition due to the high percentage of revenue from existing wireless telephony customers and the quality and location of these recently constructed towers. While we can offer no assurance that this acquisition will be consummated, we believe that it is probable, as the closing conditions are customary for a real estate transaction of this type. We expect to finance this acquisition with a portion of the net proceeds from the offering, discussed above.

During April 2004, we acquired a total of five wireless communications towers located in Georgia from Skylink Properties, L.L.C. and Hightower Communications Services, LLC, two non-affiliated parties, for approximately $3.4 million including fees and expenses. These towers generate all of their revenue from 19 wireless telephony tenant leases with monthly billings for April 2004 that would provide revenues on an annualized basis of $0.4 million. Approximately 73% of the revenue generated from these towers in April 2004 was from the six largest wireless telephony service providers in the United States. We believe these towers represent attractive acquisitions because of their existing wireless telephony tenants and the location of the towers in high demand areas with significant restrictions on zoning. We financed these acquisitions with borrowings under our credit facility, which we intend to repay with proceeds from the offering, discussed above.

Purchase Commitments

As of April 27, 2004 we have entered into asset purchase agreements to acquire various parcels of land, which we currently lease from the sellers, for a total estimated purchase price of $2.0 million, including estimated fees and expenses.

20.    Quarterly Information — Unaudited

	Three Months Ended March 31,	Three Months Ended June 30,	Three Months Ended September 30,	One Month Ended October 31,	Two Months Ended December 31,	Three Months Ended December 31,
	(dollars in thousands, except per share data)
2002
Revenues	$44,314	$41,798	$41,238	$13,296	$28,285	n/a
Gross margin	29,371	27,850	26,729	8,636	18,924	n/a
Income (loss) from continuing operations	(22,634)	(56,983)	(20,760)	389,706	2,117	n/a
Loss from discontinued operations	(2,781)	(21,608)	(8,280)	(488)	(66)	n/a
Net income (loss)	(25,415)	(78,591)	(29,040)	389,218	2,051	n/a
Basic and diluted net income (loss) per share	(0.52)	(1.62)	(0.60)	8.01	0.05	n/a
2003
Revenues	$41,635	$42,134	$42,278	n/a	n/a	$43,186
Gross margin	28,091	28,223	27,687	n/a	n/a	28,889
Income from continuing operations	4,595	5,451	4,145	n/a	n/a	5,247
Income (loss) from discontinued operations	(107)	77	(106)	n/a	n/a	(964)
Net income	4,430	5,501	4,026	n/a	n/a	4,079
Basic and diluted net income per share	0.11	0.13	0.10	n/a	n/a	0.10

In the second quarter of 2002 we entered into our bankruptcy process. Included in that quarter was the acceleration of the amortization of the original issue discount on our Senior Notes of $23.0 million as well as an $8.9 million acceleration of the amortization of debt issuance costs on our Senior Notes and Convertible Notes.

In the one month ended October 31, 2002 we recognized a $404.8 million gain on the extinguishment of debt related to our reorganization transaction.

GLOBAL SIGNAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share data)

	December 31, 2003	March 31 , 2004
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$9,661	$25,321
Accounts receivable, net	987	715
Prepaid expenses and other current assets	6,919	7,770
Total current assets	17,567	33,806
Restricted cash	—	11,971
Fixed assets, net	362,231	358,928
Intangible assets:
Leasehold interests, net	12,916	11,341
Lease absorption value, net	114,049	110,823
Deferred debt issuance costs, net	11,227	15,703
Other	2,485	2,420
Other assets	4,565	5,305
	$525,040	$550,297
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued expenses	$16,255	$17,387
Dividend payable	—	13,079
Deferred revenue	10,857	13,118
Interest rate swap liabilities	1,970	117
Current portion of long-term debt	6,535	36,473
Total current liabilities	35,617	80,174
Long-term debt	257,716	411,382
Other long-term liabilities	5,437	5,654
Total liabilities	298,770	497,210
Minority interest in subsidiary	817	826
Stockholders' equity:
Preferred stock, $0.01 par value, 20,000,000 shares authorized, no shares issued or outstanding at December 31, 2003 and March 31, 2004	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized, 41,000,000 and 41,197,130 shares issued and outstanding at December 31, 2003 and March 31, 2004, respectively.	410	412
Additional paid-in capital	206,089	56,824
Accumulated other comprehensive loss	(1,133)	(4,975)
Retained earnings	20,087	—
	225,453	52,261
	$525,040	$550,297

The accompanying Notes to Unaudited Condensed Consolidated Financial Statements are an integral part of these condensed financial statements.

GLOBAL SIGNAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands except per share data)

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2004
Revenues	$41,407	$43,574
Direct site operating expenses (excluding depreciation, amortization and accretion)	13,388	13,485
Gross margin	28,019	30,089
Other expenses:
Selling, general and administrative (excluding $0 and $2,604 of non-cash stock-based compensation, respectively)	6,516	6,559
State franchise, excise and minimum taxes	209	172
Depreciation, amortization and accretion	11,176	11,838
Non-cash stock-based compensation expense for services	—	2,604
	17,901	21,173
Operating income	10,118	8,916
Interest expense, net	5,717	6,090
Loss on early extinguishment of debt	—	8,449
Minority interest in net loss of subsidiary	5	9
Income (loss) from continuing operations before income tax benefit (expense)	4,396	(5,632)
Income tax benefit (expense)	76	(11)
Income (loss) from continuing operations	4,472	(5,643)
Income (loss) from discontinued operations	17	(99)
Income (loss) before gain (loss) on sale of properties	4,489	(5,742)
Gain (loss) on sale of properties	(58)	205
Net income (loss)	$4,431	$(5,537)
Basic income (loss) per share of common stock:
Income (loss) from continuing operations	$0.11	$(0.14)
Income (loss) from discontinued operations	$0.00	$0.00
Net income (loss)	$0.11	$(0.13)
Diluted income (loss) per share of common stock:
Income (loss) from continuing operations	$0.11	$(0.14)
Income (loss) from discontinued operations	$0.00	$0.00
Net income (loss)	$0.11	$(0.13)
Weighted average number of shares of common stock outstanding:
Basic	41,000	41,058
Diluted	41,000	41,058

The accompanying Notes to Unaudited Condensed Consolidated Financial Statements are an integral part of these condensed financial statements.

GLOBAL SIGNAL INC.
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (UNAUDITED)
Three Months Ended March 31, 2003
(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income	Stockholders' Equity
	Shares	Amount
Balance at December 31, 2002	41,000,000	$410	$204,590		$2,051	$326	$207,377
Unaudited:
Comprehensive income:
Net income				$4,431	4,431		4,431
Foreign currency translation adjustment				42		42	42
Change in fair value of derivative financial instruments, net of applicable income taxes				(228)		(228)	(228)
Comprehensive income				$4,245
Balance at March 31, 2003	41,000,000	$410	$204,590		$6,482	$140	$211,622

The accompanying Notes to Unaudited Condensed Consolidated Financial Statements are an integral part of these condensed financial statements.

GLOBAL SIGNAL INC.
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (UNAUDITED)
Three Months Ended March 31, 2004
(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Comprehensive Loss	Retained Earnings	Accumulated Other Comprehensive Loss	Stockholders' Equity
	Shares	Amount
Balance at December 31, 2003	41,000,000	$410	$206,089		$20,087	$(1,133)	$225,453
Unaudited:
Comprehensive loss:
Net loss				$(5,537)	(5,537)		(5,537)
Foreign currency translation adjustment				340		340	340
Change in fair value of derivative financial instruments, net of applicable income taxes				(4,182)		(4,182)	(4,182)
Comprehensive loss				$(9,379)
Ordinary dividends declared and paid					(12,812)		(12,812)
Ordinary dividends declared			(11,341)		(1,738)		(13,079)
Special distribution declared and paid			(142,189)				(142,189)
Purchase of PTA subsidiary stock			(18)				(18)
Warrants exercised	197,130	2	1,679				1,681
Non-cash stock-based compensation for services			2,604				2,604
Balance at March 31, 2004	41,197,130	$412	$56,824		$—	$(4,975)	$52,261

The accompanying Notes to Unaudited Condensed Consolidated Financial Statements are an integral part of these condensed financial statements.

GLOBAL SIGNAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2004
Cash flows from operating activities:
Net income (loss)	$4,431	$(5,537)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion	11,176	11,838
Amortization of deferred debt issuance and hedging costs	1,184	1,154
Loss on early extinguishment of debt	—	8,449
Non-cash stock-based compensation expense for services	—	2,604
Other non-cash adjustments	1,364	404
Increase in current assets	(984)	(1,487)
Increase (decrease) in current liabilities	(2,259)	3,451
Net cash provided by operating activities	14,912	20,876
Cash flows from investing activities:
Payments made in connection with land acquisitions	—	(637)
Capital expenditures	(2,056)	(2,294)
Proceeds from the sale of fixed assets	988	611
Funds invested in restricted cash	—	(11,971)
Other	—	(20)
Net cash used in investing activities	(1,068)	(14,311)
Cash flows from financing activities:
Borrowings under mortgage loan	—	418,000
Borrowings under long-term debt	1,000	165
Repayment of long-term debt	(8,684)	(235,606)
Debt issuance costs	—	(13,729)
Payment to terminate interest rate swap	—	(6,175)
Special distribution paid	—	(142,188)
Ordinary dividends paid	—	(12,813)
Proceeds from issuance of common stock	—	1,681
Minority interest in subsidiary	6	9
Net cash (used in) provided by financing activities	(7,678)	9,344
Effect of exchange rate changes on cash	39	(249)
Net increase in cash and cash equivalents	6,205	15,660
Cash and cash equivalents, beginning of period	4,350	9,661
Cash and cash equivalents, end of period	$10,555	$25,321
Non-cash investing and financing transactions:
Assets acquired under capital lease obligations	$—	$1,194
Change in fair value of interest swap liabilities recorded to other comprehensive income	$228	$4,182
Dividends declared	$—	$13,079
Supplemental disclosure of cash flows:
Cash paid for interest net of amounts capitalized	$4,424	$3,198

The accompanying Notes to Unaudited Condensed Consolidated Financial Statements are an integral part of these condensed financial statements.

Global Signal Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2004

1.    Nature of Business

The accompanying condensed consolidated financial statements reflect the financial position, results of operations and cash flows of Global Signal Inc. and its wholly owned subsidiaries. Global Signal Inc., formerly Pinnacle Holdings Inc., owns, leases and manages communications towers and other communications sites to providers of wireless communications and broadcast services, such as personal communications services ("PCS"), cellular, paging, mobile radio, enhanced specialized mobile radio ("ESMR"), wireless data transmission and radio and television broadcasting and to operators of private networks such as federal, state and local government agencies.

2.    Basis of Presentation

As used herein, as of March 31, 2004, and for the three months ended March 31, 2004 and 2003, unless the context otherwise requires, "we," "us," "our," "Company," or "Global" refers to Global Signal Inc. and its wholly consolidated subsidiaries, including Pinnacle Towers Inc., Pinnacle Towers Canada, Inc., Pinnacle Towers Acquisition Inc, (PTA) and Global Signal Services LLC, as well as its 91% interest in Pinnacle Towers Limited.

On April 13, 2004, we formed Global Signal Operating Partnership, L.P., or "Global Signal OP," to own substantially all of our assets and conduct our operations through this operating partnership. We plan to be the special limited partner of Global Signal OP and our newly formed and wholly owned subsidiary, Global Signal GP LLC, will be the managing general partner of Global Signal OP. As the managing general partner, Global Signal GP LLC will have the exclusive power to manage and conduct the business of Global Signal OP. For further discussion, see "The Operating Partnership Agreement" included in Form S-11, as amended.

Results of operations for any interim period are not necessarily indicative of results of any other periods or for the year. The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States for interim financial statements and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. They do not include all information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments), considered necessary for a fair presentation have been included. These unaudited condensed consolidated financial statements should be read in conjunction with Global's audited consolidated financial statements and notes thereto included in Global's Registration Statement under the Securities Act of 1933, on Form S-11, as amended, for the year ended December 31, 2003, filed April 29, 2004.

3.    Summary of Significant Accounting Policies

Stock-Based Compensation

As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, we account for our stock option grants to employees and directors using the intrinsic value method under Accounting Principle Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and adopt the disclosure-only provisions of SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123. Under APB 25, no compensation costs are recognized relating to the option grants to employees if the exercise price of the options awarded was equal to or greater than the fair value of the common stock on the dates of grant. We follow SFAS 123 and EITF Issue No. 96-18, Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods and Services, for our stock option grants to other individuals. As such, we measure compensation expense as the options vest and recognize the expense ratably over the service period. Prior to vesting, we recognize expense using the fair value of the option at the end of the reporting period. Additional expense due to increases in the value of the options prior to the vesting date will be recognized in the period of the option value increase. Had compensation costs for the employee and director stock option activity been determined based on the fair value at the dates of grant consistent with the provisions of SFAS No. 123, our net income would have decreased to the pro forma amounts indicated below (in thousands, except per share data):

	Three Months Ended March 31,
	2003	2004
Net income attributable to common stockholders:
Net income (loss) as reported	$4,431	$(5,537)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of $0 related tax effect	(1,209)	(985)
Pro forma net income (loss)	$3,222	$(6,522)

Basic income (loss) per share attributable to common stockholders:
Net income (loss) per share as reported	$0.11	$(0.13)
Pro forma net income (loss) per share	$0.08	$(0.16)
Diluted income (loss) per share attributable to common stockholders:
Net income (loss) per share as reported	$0.11	$(0.13)
Pro forma net income (loss) per share	$0.08	$(0.16)

On February 5, 2004, pursuant to the stated terms of the stock option plan, the exercise price of the options was adjusted as follows, as a result of the special distribution of $142.2 million declared and paid: the $5 price was reduced to $4.26 per share and the $10 price was reduced to $8.53 per share. After the repricing, the aggregate intrinsic value of the options did not increase and the ratio of the exercise price to the fair value per share was not reduced; therefore, there was no accounting impact.

4.    Debt

On February 5, 2004 we fully repaid and terminated our senior credit facility ("Old Credit Facility") with the proceeds of a $418.0 million mortgage loan. In addition, on February 6, 2004, we amended our November 2003 credit facility ("Credit Facility") to increase the commitment to $200.0 million and extend the maturity date to February 2005.

	December 31, 2003	March 31, 2004
		(unaudited)
Mortgage Loan, weighted average interest rate of 5.0% secured by first priority mortgage liens on certain sites, security interest; and a pledge of the Issuers' capital stock, monthly principal and interest installments of approximately $2.4 million beginning March 2004, maturing January 2009	$—	$417,477

Old Credit Facility, Sixth Amended, interest at variable rates (5.6% to 6.13% at December 31, 2003) secured, quarterly principal installments beginning March 31, 2003, paid in full February 2004	234,980	—

Credit Facility, interest at variable rates (3.59% to 4.87% at March 31, 2004 and 4.87% to 4.92% at December 31, 2003), monthly installments of interest beginning January 2, 2004, maturing February 6, 2005	28,026	28,169

Note payable to former tower owner, interest at 10.0% per annum, monthly installments of principal and interest through June 18, 2008, paid in full February 2004	168	—

Pinnacle UK Term Loan, interest rate at 2% above base rate (5.75% at March 31, 2004 and December 31, 2003), quarterly principal installments begin March 31, 2003, maturing June 30, 2006	1,077	1,015

Capital lease obligations, interest rate fixed at 9.6%, secured by the underlying capital assets, with monthly principal installments beginning April 2004	—	1,194
	264,251	447,855
Less: current portion of long-term debt	(6,535)	(36,473)
	$257,716	$411,382

The following table shows the maturities of long-term debt as of March 31, 2004 (in thousands):

2004	$36,473
2005	8,885
2006	8,430
2007	9,390
2008	384,677
$447,855

Mortgage Loan

On February 5, 2004, our principal operating subsidiary, Pinnacle Towers Inc. and thirteen of its direct and indirect subsidiaries issued a $418.0 million mortgage loan to a newly formed trust, Global Signal Trust I. The trust then issued an identical amount of commercial mortgage pass-through certificates in a private transaction. We have continued to consolidate our subsidiaries, but have not consolidated the Trust in our financial statements. The net proceeds from the mortgage loan were used to repay the then outstanding borrowings under our old credit facility of $234.4 million, to fund a $142.2 million special distribution to our stockholders, to fund $4.6 million into an imposition reserve for taxes, insurance and rents, and the remaining $15.9 million was available to fund operations. Due to the repayment in full of our old credit facility, we incurred a loss on the early extinguishment of debt of $8.4 million associated with the expensing of deferred debt issuance costs.

The mortgage loan bears interest at a weighted average rate of approximately 5.0% and is secured by mortgages, deeds of trust, deeds to secure debt and first priority mortgage liens on substantially all of our tangible assets. The mortgage loan requires monthly payments of principal and interest calculated based on a 25-year amortization schedule through January 2009 (the "Anticipated Repayment Date"). If the mortgage loan is not repaid in its entirety by the Anticipated Repayment Date the interest rate on the mortgage loan increases by the greater of 5.0% or a U.S. Treasury-based index, and substantially all of the Issuers' excess cash flow from operations is utilized to repay outstanding amounts due under the mortgage loan.

On a monthly basis, the excess cash flows from the securitized entities, after the payment of principal, interest, escrow reserves and expenses, are distributed to us. The mortgage loan requires us to maintain a minimum debt service coverage ratio ("DSCR") defined as the preceding 12 months of net cash flow, as defined in the mortgage loan, divided by the amount of principal and interest payments required under the mortgage loan in the next 12 months, of 1.45 times. Net cash flow, as defined in the mortgage loan with respect to Pinnacle Towers, Inc. and its 13 direct and indirect subsidiaries, is approximately equal to gross margin minus capital expenditures made for the purpose of maintaining our sites, minus 10% of revenue. If the DSCR falls below 1.45 times, the excess cash flows from the securitized entities are escrowed until the DSCR exceeds 1.45 times for two consecutive quarters, at which time the previously escrowed excess cash flows are released to us. If the DSCR falls below 1.2 times, all excess cash flows, including amounts previously escrowed, are used to repay outstanding principal due under the mortgage loan. The mortgage loan also restricts our ability to incur or guarantee unsecured indebtedness without confirmation from the rating agencies that such indebtedness will not impact the mortgage loan rating. The mortgage loan's covenants could also indirectly limit the payment of dividends. As of March 31, 2004, the Company's DSCR was sufficient to avoid any excess cash flow escrow, thus no net assets were restricted.

Credit Facility

In November 2003, Pinnacle Towers Acquisition Inc. ("PTA"), a wholly owned subsidiary, entered into a $100.0 million committed acquisition line of credit provided by Morgan Stanley. On February 6, 2004 the Credit Facility was amended to increase the total commitment to $200.0 million, extend the due date to February 6, 2005 and reduce the required interest rates to LIBOR plus 2.5% or the federal funds rate plus 2.1175%. The due date will be automatically extended to October 1, 2005, if we complete an initial public offering of our shares at terms as defined in the agreement. In addition, the amendment provides that $5.0 million of the commitment can be used for working capital of which $1.4 million was funded at March 31, 2004. We also pledged 100% of our ownership interest in PTA. However, the pledge of our stock by our stockholders will be released upon consummation of an initial public offering (see Note 7 – Proposed Initial Public Offering) and at such time our pledge of PTA's stock will be reduced from 100% to 50% of the PTA stock we hold. We have agreed to pay a commitment fee equal to 0.5% of the total original commitment, of which one-half was paid in connection with the November 2003 closing and the balance is due in May 2004. In addition, the Credit Facility requires an exit fee of 0.5% of the outstanding loan balance when the loan is repaid unless Morgan Stanley is engaged, at market terms, as the lead underwriter or placement agent on the replacement financing.

On May 12, 2004, we further amended the Credit Facility in connection with the implementation of the UPREIT operating partnership structure to, among other things, substitute Global Signal OP for Global Signal Inc. as the guarantor and the pledgor under the Credit Facility. In addition, upon consummation of the offering described in Note 7 below, Global Signal OP will no longer be required to pledge its ownership interest in Pinnacle Towers Acquisition Holdings LLC.

As of March 31, 2004, $28.2 million was drawn under the line. The Credit Facility is secured by substantially all of PTA's tangible and intangible assets and by a pledge of substantially all of our common stock by our stockholders, as discussed above. Borrowings under the Credit Facility are limited based on a borrowing base and as of March 31, 2004 the entire unfunded balance of $171.8 million remains available to fund future acquisitions. The Credit Facility contains restrictive covenants including minimum consolidated EBITDA as defined, and debt to consolidated EBITDA levels.

The Credit Facility also limits the payment of dividends from PTA to us to $5.0 million during the term of the Credit Facility and further prohibits payment of dividends to our stockholders directly from these funds. As of March 31, 2004, PTA had not declared or paid any dividends and there were no restricted net assets pursuant to this Credit Facility.

5.    Interest Rate Swap Agreements

December 2003 Swap

On December 11 2003, in anticipation of the issuance of the Mortgage Loan, we entered into an interest rate swap agreement ("December 2003 Swap") with Morgan Stanley as the counter party to hedge the variability of expected future interest payments under the Mortgage Loan. Under the December 2003 Swap, we agreed to pay Morgan Stanley a fixed rate of 3.816% on a notional amount of $400 million for five years beginning in March 2004 in exchange for receiving floating payments based on three month LIBOR on the notional amount for the same five-year period. The December 2003 Swap required the Company to begin making monthly payments to the counter party equal to the difference between 3.816% and the then current three-month LIBOR rate, which was 1.15% on December 31, 2003, on the notional amount of $400.0 million. The December 2003 Swap was terminated in connection with the issuance of the mortgage loan on February 5, 2004 at a cost of $6.2 million which was recorded as part of other comprehensive income and which will be amortized as interest expense using the effective interest method over 5 years, the expected life of the mortgage loan. For the three months ended March 31, 2004 amortization of $0.1 million was recorded as interest expense.

March 2004 Swaps

On March 26, 2004, in anticipation of a future financing, we entered into four interest rate swaps with Morgan Stanley as counterparty to hedge the variability of future interest rates on the financing. Under the interest rate swaps, we agreed to pay the counterparty a fixed interest rate of 3.416% on a total notional amount of $200.0 million beginning in October 2004 through April 2009 in exchange for receiving three-month LIBOR on the same notional amount for the same period. The swaps terminate on the earlier of the issuance of any new mortgage loan or January 1, 2005 at which time the swaps will be settled for cash based on the fair market value which was approximately $0.1 million as of March 31, 2004. We do not have a firm commitment for this future financing but believe that it is probable. Because the interest rate swaps qualify as anticipatory hedges, we will recognize any settlement cost as other comprehensive income and amortize the cost as interest expense over the life of the mortgage loan. Should the issuance of the mortgage loan not be consummated as anticipated, we would be required to recognize the aggregate fair market value of the swaps in current earnings.

6.    Stockholders' Equity

Stock Split

On February 11, 2004 the board of directors approved a 2 for 1 stock split. All shares of common stock and per share of common stock amounts have been retroactively restated.

Change in Authorized Shares

On February 11, 2004 the stockholders approved an increase in the number of authorized shares to 20,000,000 shares of preferred stock and 100,000,000 shares of common stock.

Dividends

On February 5, 2004, the board of directors declared and paid an ordinary dividend to all our stockholders of $0.3125 per share of common stock, or an aggregate of $12.8 million for the three months ended December 31, 2003 and on the same day the board of directors declared and paid a special distribution of $3.468 per share of common stock, or an aggregate $142.2 million to our stockholders which represented a return of capital. The board of directors determined that it was in the best interests of our stockholders to utilize the excess cash available from the net proceeds of the mortgage loan to make a distribution representing a return of capital to stockholders.

Additionally, on March 22, 2004, the board of directors declared an ordinary dividend of $0.3125 per share of our common stock for the three months ended March 31, 2004, payable on April 22, 2004 to all stockholders of record as of April 9, 2004. Accordingly, we recorded $13.1 million as dividends payable as of March 31, 2004 of which $11.3 million represented a return of capital.

Warrants

Pursuant to the stated terms of the warrants, the exercise price of the warrants was adjusted as follows, as a result of the special distribution of $142.2 million declared and paid on February 5, 2004; the $10 price was reduced to $8.53 per share.

On March 5, 2004, Abrams Capital, LLC and certain of its affiliates exercised 197,088 warrants for an equal number of shares of common stock, at an exercise price of $8.53 per share of common stock.

7.    Proposed Initial Public Offering

On February 13, 2004, we filed a Registration Statement on Form S-11 under the Securities Act of 1933 which we amended on April 1, 2004 and April 29, 2004, for the purpose of offering up to $200.0 million of our common stock in the public market. However, there can be no assurance that this Registration Statement will be declared effective or that we will sell shares as currently contemplated. We have applied for listing of the shares on the New York Stock Exchange. Prior to this offering, there had been no market for our common stock. Future sales in the public markets of substantial amounts of common stock could adversely affect the market prices prevailing from time to time for the common stock. It could also impair our ability to raise capital through future sales of equity securities.

The proceeds from this offering will be used to repay the debt outstanding under our Credit Facility, to fund future acquisitions of wireless communications towers and other communications sites, including the pending acquisition described in Note 12 below, to repay approximately our UK term loan, to purchase the minority interest in Pinnacle Towers Limited, to finance the licensing and implementation of new systems software, to finance the acquisition of land underneath various of our sites, and for general corporate and working capital purposes.

8.    Discontinued Operations

During 2003 and 2004 we divested certain non-core assets and under-performing tower sites. Included in this group were two wholly owned subsidiaries, an office building, a portfolio of microwave tower sites and various non-strategic under-performing sites. The operations related to each of these assets were sold or liquidated by March 31, 2004 except for 86 under-performing sites that were held for disposal by sale.

In accordance with SFAS No. 144, we classified the operating results of these assets as discontinued operations in the accompanying unaudited condensed consolidated financial statements and the prior period has been classified to conform to the current year presentation with respect to these assets. Revenues and results of operations for these discontinued operations, for the three months ended March 31, 2004 and 2003 are as follows (in thousands):

	Three Months Ended March 31,
	2003	2004
		(unaudited)
Revenue	$1,005	$255
Direct operating expenses	(988)	(354)
Results of operations	$17	$(99)
Gain (loss) recognized upon sale of assets	$—	$—

The following is a summarized balance sheet presenting the carrying amounts of major classes of assets and liabilities related to discontinued operations as of December 31, 2003 and March 31, 2004:

	December 31, 2003	March 31, 2004
		(unaudited)
Property and equipment, net	$261	$240
Assets held for sale	$261	$240
Other liabilities	$—	$—

9.    Income (Loss) Per Share

The following table sets forth the computation of basic and diluted income (loss) per share of common stock (in thousands except per share data):

	Three Months Ended March 31,
	2003	2004
Numerator:
Net income (loss)	$4,431	$(5,537)
Preferred stock dividends and accretions	—	—
Numerator for basic (loss) income per share — income (loss) attributable to common stockholders	4,431	(5,537)
Effect of dilutive securities	—	—
Numerator for diluted income (loss) per share — income (loss) attributable to common stockholders after assume conversion	$4,431	$(5,537)
Denominator:
Denominator for basic income (loss) per share — weighted average shares	41,000	41,058
Effect of dilutive securities	—	—
Denominator for diluted income (loss) per share — conversions adjusted weighted average shares and assumed	41,000	41,058
Basic income (loss) per share of common stock:
Income (loss) from continuing operations	$0.11	$(0.14)
Income (loss) from discontinued operations	0.00	0.00
Gain (loss) on sale of properties	0.00	0.01
Net income (loss)	$0.11	$(0.13)
Diluted income (loss) per share of common stock:
Income (loss) from continuing operations	$0.11	$(0.14)
Income (loss) from discontinued operations	0.00	0.00
Gain (loss) on sale of properties	0.00	0.01
Net income (loss)	$0.11	$(0.13)

10.    Comprehensive Income (Loss)

Comprehensive loss for the three months ended March 31, 2004 was $9.3 million. The difference between comprehensive loss and net loss defined as other comprehensive income, is primarily related to the effect of our investment in interest rate swaps discussed above. Comprehensive income for the same period in 2003 was $4.5 million, which approximated net income.

Our other comprehensive loss is comprised of the following (in thousands):

	March 31,
	2003	2004
Change in fair value of derivatives	$—	$(4,182)
Currency translation adjustment	(186)	340
Other comprehensive loss	$(186)	$(3,842)

11.    Pinnacle Towers Acquisition Inc.

On September 23, 2003, a majority of our stockholders formed a new company, Pinnacle Towers Acquisition Inc. ("PTA") with an initial capitalization of $20,000 in cash. This entity had no operations until December 4, 2003, when it acquired a portfolio of 67 tower sites primarily located in the southeastern United States. PTA paid the seller $26.3 million in cash, and incurred approximately $1.0 million in transaction costs. PTA financed this purchase using borrowings under a $100.0 million credit facility.

On February 6, 2004, we acquired the common stock of PTA for approximately $21,000 cash and the assumption of PTA's outstanding debt of $28.0 million under the credit facility. Because over 99% of the stockholders of Global Signal were also stockholders in PTA, and in the same proportions, this acquisition is a business combination among "entities under common control" and, accordingly, we have accounted for this acquisition in a manner similar to a pooling of interests. As a result, we have included the results of operations and balance sheet of PTA in our 2003 financial statements beginning September 23, 2003.

12.    Pending Asset Acquisitions

On April 22, 2004, PTA executed an agreement to acquire all of the membership interests in Tower Ventures III LLC (Tower Ventures) from five non-affiliated sellers for $53.0 million in cash, including fees and expenses. At the time we acquire it, Tower Ventures will own 97 wireless communications towers located primarily in Tennessee, Mississippi, Missouri and Arkansas. The sites are generally less than four years old and generate substantially all of their revenue from approximately 240 tenant leases with wireless telephony tenants. Approximately 73% of Tower Ventures' revenue for the three months ended March 31, 2004 was generated from the six largest wireless telephony service providers in the United States. We believe that Tower Ventures is an attractive acquisition due to the high percentage of revenue from existing wireless telephony customers and the quality and location of these recently constructed towers. While we can offer no assurance that this acquisition will be consummated, we believe that it is probable, as the closing conditions are customary for a real estate transaction of this type. We expect to finance this acquisition with a portion of the net proceeds from the offering, discussed in Note 7 above.

13.    Related Party Transactions

In 2003, our board of directors awarded options to purchase 820,000 shares of our common stock to an employee of Fortress Capital Finance LLC, who served on our board of directors from January 2003 until February 2004 and provided financial advisory services to us through March 2004. Of these options, 30% vested on January 9, 2003, 30% were scheduled to vest on December 31, 2004 and the remaining 40% were scheduled to vest on December 31, 2005. Half of the options had an exercise price of $5.00 per share and the remainder had an exercise price of $10.00 per share. Pursuant to the terms of our stock option plan, the exercise price of the then outstanding options was adjusted from $10.0 to $8.53 per share and from $5.00 to $4.26 per share, due to the special distribution declared and paid to our stockholders on February 5, 2004. This individual's agreement to provide financial advisory services was terminated in March 2004 and the vesting of the outstanding options was modified. Following this modification, the former director is entitled to exercise options to purchase 246,000 shares at an exercise price of $4.26 and options to purchase 246,000 shares at an exercise price of $8.53 until December 31, 2004. The remaining options to acquire 328,000 shares were forfeited. We follow SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods and Services, for our stock option grants to this individual. For the three months ended March 31, 2004, as a result of the services provided before the termination, the termination of this individual's agreement and the resulting modification, we recognized a total expense of approximately $2.6 million related to these options.

On March 22, 2004 we granted options to purchase 205,000 shares of our common stock to a newly hired executive with an exercise price of $8.53 per share, which is below the fair value of stock on the date of grant. These options will vest 30% on December 31, 2004, 30% on December 31, 2005 and 40% on December 31, 2006. In accordance with APB 25, Accounting for Stock Issued to Employees, we will recognize the estimated compensation expense of $2.4 million over the vesting period of the stock options. In addition, we granted the executive options to purchase 615,000 shares of our common stock with an exercise price equal to either the price per share paid by new investors in the offering described in Note 7 above or $25.00 per share if the offering is not consummated by December 31, 2004. The vesting schedule is consistent with the 205,000 options described above.

In connection with the initial public offering discussed in Note 7 above, and for purposes of compensating Fortress and Greenhill for their successful efforts in raising capital in this offering, in March 2004 we granted options to FRIT PINN LLC, an affiliate of Fortress, and Greenhill, or affiliates of such entities, to purchase the number of shares of our common stock equal to an aggregate of 10% of the number of shares issued in this offering in the following amounts (1) for FRIT PINN LLC (or its affiliates), the right to acquire shares which is equal to 8% of the number of shares issued in this offering and (2) for Greenhill (or its affiliate), the right to acquire shares which is equal to 2% of the number of shares issued in this offering all at an exercise price per share equal to the initial public offering price of the shares sold in this offering. All of the options are immediately vested and will be exercisable for ten years beginning upon completion of the offering. We will recognize the fair value of these options using the Black-Scholes method on the offering date as a cost of the offering by netting it against the net proceeds.

At our board meeting in December 2003, the board passed a resolution renewing the annual monitoring fee of $2.0 million for the one-year period from November 1, 2003 to October 31, 2004 to Fortress Pinnacle Acquisition LLC and Greenhill. This monitoring fee was provided as compensation for consulting and management advisory services and analysis, including assistance in our re-organization and the re-engineering of our business process, assistance in identifying, recruiting and hiring our executives, assistance in forming and executing our capital management strategy and assistance in executing our acquisition strategy, as were requested by us and provided by Fortress and Greenhill. The monitoring fee will terminate upon the consummation of the offering and Fortress and Greenhill have waived any right to receive any payment with respect to the monitoring fee for all periods after March 31, 2004.

On April 5, 2004, Fortress exercised warrants to purchase 418,050 shares of our common stock at an exercise price of $8.53 for an aggregate purchase price of $3.6 million.

14.    Other Subsequent Events

During April 2004, we acquired a total of five wireless communications towers located in Georgia from Skylink Properties, L.L.C. and Hightower Communication Services, LLC, two non-affiliated parties, for approximately $3.4 million including fees and expenses. These towers generate all of their revenue from 19 wireless telephony tenant leases with monthly billings for April 2004 that would provide revenues on an annualized basis of $0.4 million. Approximately 73% of the revenue generated from these towers in April 2004 was from the six largest wireless telephony service providers in the United States. We believe these towers represent attractive acquisitions because of their existing wireless telephony tenants and the location of the towers in high demand areas with significant restrictions on zoning. We financed these acquisitions with borrowings under our credit facility which we expect to repay with proceeds from the offering, as discussed in Note 7.

On April 15, 2004, we modified our board compensation package for independent directors of our board of directors who do not beneficially own 10% or more of our common stock at the date of grant, ("eligible directors"). Each of the eligible directors will be granted 5,000 shares of fully-vested common stock on each of the first days following the consummation of our initial underwritten public offering, the annual meeting of stockholders in 2005, and the annual meeting of stockholders in 2006. We follow APB 25, Accounting for Stock Issued to Employees, as amended, for our stock grants to directors. As such, we will measure compensation expenses at the date of each grant based on the fair value of our common stock on that date, and will recognize it immediately upon grant.

As of May 11, 2004, we completed our formation of an UPREIT structure whereby we own substantially all of our assets and conduct our operations through an operating partnership, Global Signal Operating Partnership, L.P. ("Global Signal OP"). Global Signal Inc. is the special limited partner of Global Signal OP and our wholly-owned subsidiary, Global Signal GP LLC, is the managing general partner and as such, has the exclusive power to manage and conduct the business of Global Signal OP. The partnership agreement of Global Signal OP provides that it distribute cash flow from its operations to its limited partners in accordance with their relative percentage interests in amounts determined by the managing general partner such that a holder of one unit of limited partnership interest will receive the same amount of annual cash flow distributions from Global Signal OP as the amount of annual dividends paid to the holder of one share of our common stock. Remaining cash flow from operations will be distributed to us as the special limited partner to enable us to make dividend distributions to our stockholders. The Company believes that the UPREIT structure will enable it to execute certain acquisitions due to the tax advantages to transferees who accept partnership units in the UPREIT as payment.

On May 12, 2004, we filed a certificate of amendment to our amended and restated certificate of incorporation that increased the number of shares of common stock authorized from 100 million to 150 million shares.

15.    Commitments and Contingencies

Purchase Commitments

As of April 27, 2004, we have entered into asset purchase agreements to acquire various parcels of land, which we currently lease from the sellers, for a total estimated purchase price of $2.0 million, including estimated fees and expenses.

We are involved in litigation incidental to the conduct of our business. We believe that none of such pending litigation or unasserted claims of which we have knowledge, will have a material adverse effect on our business, financial condition, results of operations or liquidity.

Report of Independent Certified Public Accountants

Stockholders and Board of Directors of Global Signal Inc.

We have audited the statement of revenue and certain expenses of Tower Ventures as described in Note 1 for the year ended December 31, 2003. This statement of revenue and certain expenses is the responsibility of Tower Ventures' management. Our responsibility is to express an opinion on this statement of revenue and certain expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenue and certain expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenue and certain expenses. We believe that our audit of the statement of revenue and certain expenses provides a reasonable basis for our opinion.

The accompanying statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Form S-11 of Global Signal Inc. as described in Note 1 and is not intended to be a complete presentation of Tower Ventures' revenues and expenses.

In our opinion, the statement of revenue and certain expenses referred to above presents fairly, in all material respects, the revenue and certain expenses of Tower Ventures for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Tampa, Florida
March 31, 2004

Tower Ventures
Statements of Revenue and Certain Expenses

(dollars in thousands)

	Year Ended December 31, 2003	Three Months Ended March 31, 2004
		(unaudited)
Revenue	$4,460	$1,200

Certain expenses:
Ground rent	739	201
Property taxes	177	46
Other tower operating expenses	262	73
Selling, general & administrative expenses	12	2
Total certain expenses	1,190	322
Revenue in excess of certain expenses	$3,270	$878

See accompanying notes to the Statements of Revenue and Certain Expenses.

Tower Ventures
Notes to Statements of Revenue and Certain Expenses
Year ended December 31, 2003 and three months ended March 31, 2004
(dollars in thousands)

1.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of revenue and certain expenses relate to the operations of Tower Ventures. Tower Ventures represents a portfolio of 97 tower sites located in Tennessee, Missouri, Mississippi, Arkansas and South Carolina. On April 22, 2004, a definitive purchase agreement was signed by Pinnacle Towers Acquisition LLC, a wholly-owned subsidiary of Global Signal Inc. (the "Company") to acquire all of the members' interests of Tower Ventures; the acquisition close is expected to occur in June 2004. The portfolio of 97 sites to be acquired does not include three tower sites previously owned by Tower Ventures III LLC that will be distributed to the prior members before the closing. The revenue and certain expenses related to these tower sites are not included in the accompanying statements.

The accompanying statements of revenue and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Form S-11 of the Company. The statements are not representative of the actual operations of Tower Ventures for the periods presented nor indicative of future operations as certain expenses, primarily consisting of interest expense, depreciation, amortization, management fees and corporate expenses have been excluded.

Revenue Recognition

Tower Ventures generates revenue by leasing space on communications sites it owns. Revenue is recorded in the month in which it is earned. Revenue from lease arrangements with tenants on communications sites that have fixed-rate escalation clauses are recognized on a straight-line basis over the contractual life of the related lease agreements.

We further evaluate our revenue recognition and defer any revenue if the following criteria are not met: persuasive evidence of an arrangement exists, payment is not contingent upon other performance or other obligations, the price is fixed or determinable and collectibility is reasonably assured.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and use assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results may vary from estimates used and such variances could be material.

Concentration of Credit Risk

Substantially all of our revenues are with national and local wireless communications providers, a vast majority of which are concentrated in wireless telephony.

The significant tenants of Tower Ventures and the revenues earned from these tenants, as a percentage of total revenues, are as follows:

Tenant	Year Ended December 31, 2003	Three Months Ended March 31, 2004
		(unaudited)
AT&T Wireless	23.8%	23.6%
Cellular South	18.7%	18.6%
T-Mobile	14.4%	14.3%
Cingular	11.3%	11.2%
Sprint	9.1%	9.1%
Verizon	9.0%	9.4%

2.    Commitments

Tenant Leases

As lessor, Tower Ventures is due to receive rental payments from customers of tower space under non-cancelable lease agreements in effect as of December 31, 2003, as follows:

Year ending December 31,
2004	$4,698
2005	3,119
2006	1,296
2007	489
2008	491
2009 and thereafter	278
$10,371

Principally all of the leases provide for multiple renewal periods, at the tenant's option and either annual escalations or predetermined escalations upon lease renewals. Leases with fixed-rate escalation clauses, or those that have no escalation, have been included above at the contracted lease rates. Leases that escalate based upon non-fixed rates, such as the Consumer Price Index, are included above but amounts are included at their current rate over the remaining term of the lease.

Ground Leases

As lessee, Tower Ventures is obligated under non-cancelable operating leases for various ground leases at communications sites that expire at various times through 2020. The majority of the ground leases have renewal options, which range up to 5 years. Tower Ventures' ground leases generally require either a minimum fixed payment or a contingent payment based on revenue or the gross margin at a site with some of the sites requiring both a fixed payment and a contingent payment based on revenue or gross margin. Certain of the leases have purchase options at the end of the original lease term. The future minimum lease payment commitments under these ground leases in effect at December 31, 2003, are as follows:

Year ending December 31,
2004	$748
2005	481
2006	145
2007	21
2008	21
2009 and thereafter	49
Total minimum lease payments	$1,465

Total ground rental expense of $739.0 for the year ended December 31, 2003 includes $678.6 of minimum and $60.4 of contingent rental expense. Total ground rental expense of $201.0 for the three months ended March 31, 2004 includes $185.7 of minimum and $15.3 of contingent rental expense.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON SCHEDULES

Stockholders and Board of Directors of Global Signal Inc.

We have audited the accompanying consolidated financial statements of Global Signal Inc. and subsidiaries ("the Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2003, the two months ended December 31, 2002, the ten months ended October 31, 2002 and the year ended December 31, 2001 and have issued our report thereon dated February 13, 2004 except for Note 19 as to which the date is April 27, 2004 (included elsewhere in this Prospectus). Our audits also included the financial statement schedules listed in Item 36 of this Prospectus. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Tampa, Florida
February 13, 2004

Schedule I — Condensed Financial Information of Registrant

Global Signal Inc. (Parent Company Only)
Condensed Balance Sheets
(in thousands)

	December 31,
	2002	2003
Assets
Current assets:
Cash and cash equivalents	$83	$390
Accounts receivable, net	1	—
Other current assets	1,686	1,269
Total current assets	1,770	1,659
Fixed assets, net	21	31
Investment in subsidiaries	205,335	224,909
Total assets	$207,126	$226,599
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and other current liabilities	$75	$33
Total current liabilities	75	33
Stockholders' equity:
Common stock	410	410
Additional paid-in capital	204,590	206,069
Retained earnings	2,051	20,087
	207,051	226,566
Total liabilities and stockholders' equity	$207,126	$226,599

(See "Notes to Consolidated Financial Statements" of Global Signal Inc. included elsewhere herein.)

Schedule I — Condensed Financial Information of Registrant—(continued)

Global Signal Inc. (Parent Company Only)
Condensed Statements of Operations
(in thousands except per share data)

	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
Revenues	$45	$29	$5	$33
Direct site operating expenses excluding depreciation	15	14	5	32
Gross margin	30	15	—	1
Selling, general and administrative	2,531	1,970	1	1,539
Interest expense and amortization of debt costs	40,847	16,274	—	—
Gain on extinguishment of debt	—	(404,838)	—	—
Reorganization costs	—	31,987	—	—
Income (loss) before income tax benefit (expense) and equity in income (loss) of subsidiaries	(43,348)	354,622	(1)	(1,538)
Income tax benefit (expenses)	—	—	—	—
Equity in income (loss) of subsidiaries	(404,854)	(98,450)	2,052	19,574
Net income (loss)	$(448,202)	$256,172	$2,051	$18,036
Basic and diluted income (loss) per share of common stock	$(9.25)	$5.27	$0.05	$0.44
Weighted average number of shares of common stock outstanding	48,431	48,573	41,000	41,000

(See "Notes to Consolidated Financial Statements" of Global Signal Inc. included elsewhere herein.)

Schedule I – Condensed Financial Information of Registrant – (continued)

Global Signal Inc. (Parent Company Only)
Condensed Statements of Cash Flows
(in thousands)

	Predecessor Company		Successor Company
	Year Ended December 31, 2001	Ten Months Ended October 31, 2002	Two Months Ended December 31, 2002	Year Ended December 31, 2003
Net cash flows provided by (used in) operating activities	$(7,595)	$(91,061)	$3	$317
Cash flows from investing activities
Loss on disposal of assets	38
Purchase of fixed assets				(10)
Net cash provided by (used in) investing activities	38	—	—	(10)
Cash flows from financing activities
Repayment of long-term debt		(115,000)
Proceeds from issuance of common stock		205,000
Net cash provided by (used in) financing activities	—	90,000	—	—
Net increase (decrease) in cash and cash equivalents	(7,557)	(1,061)	3	307
Cash and cash equivalents, beginning of period	8,698	1,141	80	83
Cash and cash equivalents, end of period	$1,141	$80	$83	$390

(See "Notes to Consolidated Financial Statements" of Global Signal Inc. included elsewhere herein.)

Schedule I — Condensed Financial Information of Registrant—(continued)

Global Signal Inc. (Parent Company Only)
Notes to Condensed Financial Information of Registrant

Note A — Basis of Presentation

In the parent-company-only financial statements, our investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the dates of acquisition. Our share of the net income (loss) of our unconsolidated subsidiaries is included in consolidated income (loss) using the equity method. The parent-company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

Schedule II — Valuation and Qualifying Accounts and Reserves

	Balance at Beginning of Period	Charged to Operations	Deductions	Other*	Balance at end of Period
Allowance for doubtful accounts:
Year ended December 31, 2003	$5,088	$1,452	$(5,237)	$—	$1,303
Two months ended December 31, 2002	13,088	686	(8,686)	—	5,088
Ten months ended October 31, 2002	12,227	6,733	(5,872)	—	13,088
Year ended December 31, 2001	5,541	11,761	(5,075)	—	12,227
Income tax valuation allowance:
Year ended December 31, 2003	$(3,472)	$2,875	$—	$—	$(597)
Two months ended December 31, 2002	(9,955)	—	(83)	6,566	(3,472)
Ten months ended October 31, 2002	(4,285)	—	(5,670)	—	(9,955)
Year ended December 31, 2001	(4,931)	646	—	—	(4,285)

*	The change in the income tax valuation allowance resulted from fresh start accounting adjustments and changes in net operating losses, pursuant to our reorganization.

Prospective investors may rely only on the information contained in this Prospectus. Neither Global Signal nor any underwriter has authorized anyone to provide prospective investors with different or additional information. This Prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus is correct only as of the date of this Prospectus, regardless of the time of the delivery of this Prospectus or any sale of these securities.

Until                 , 2004 (25 days after the date of this prospectus) all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                    , 2004